Form 20-F
period 2023-12-31
MicroCloud Hologram Inc.
filed 2024-04-02
CIK 1841209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

Commission file number 001-40519

MicroCloud Hologram Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices)

Guohui Kang, Chief Executive Officer
kang@mcvrar.com

Tel: +86 (0755) 2291 2036

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary share, $0.0001 par value, ($0.001 as retroactively adjusted to reflect the 10-to-1 share consolidation effected on February 2, 2024)(1)	HOLO	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares(2)	HOLOW	The Nasdaq Stock Market LLC

(1)	On February 2, 2024, A reverse stock split of the ordinary shares, par value $0.0001of MicroCloud Hologram became effective (“Reverse Stock Split”). Pursuant to the Reverse Stock Split, every ten (10) ordinary share issued on the effective date of the Reverse Stock Split was combined into one (1) share of ordinary share, par value $0.001, and the authorized share capital of the Company was reduced from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each to US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each. From a Cayman Islands legal perspective, the Reverse Stock Split does not have any retroactive effect on the Company’s shares prior to the effective date February 2, 2024. However, for accounting purposes only, references to the Company’s ordinary shares in this description are stated as having been retroactively adjusted and restated to give effect to the Reverse Stock Split, as if the Reverse Stock Split had occurred by the relevant earlier date.
(2)	In connection with the Reverse Stock Split, the Exercise Price (as such term is defined in the Company’s Warrant Agreement dated June 21, 2021) was adjusted from $11.50 to $115, with a proportionate adjustment downwards to the shares underlying the warrants, as further described in section 4.2 of the Warrant Agreement. The Exercise Price adjustment was made pursuant to section 4.3.1 of the Warrant Agreement.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, there were 5,941,204 ordinary shares issued and outstanding, par value US$0.001 per share (retroactively adjusted to reflect the 10-to-1 Share Consolidation effected on February 2, 2024).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sectiokn 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING

THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

●	“CAC” refers to the Cyberspace Administration of China.

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China.

●	“Company” refers to MicroCloud Hologram Inc. (f/k/a Golden Path Acquisition Corporation), a Cayman Islands exempted company.

●	“CSRC” refers to the China Securities Regulatory Commission.

●	“EIT” refers to enterprise income tax.

●	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.

●	“MIIT” refers to the Ministry of Industry and Information Technology of China.

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“SAFE” are to the State Administration for Foreign Exchange;

●	“MOFCOM” are to the Ministry of Commerce of the People’s Republic of China;

●	“RMB”refer to the legal currency of mainland China.

●	“US$” and “U.S. dollars” refer to the legal currency of the United States.

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

●	“HOLO”, “MicroCloud”,“we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report refer to MicroCloud Hologram Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, and the related notes. Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (the “Nasdaq”) under the symbols “HOLO” and “HOLOW,” respectively

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB 1.00 to USD 0.1412, representing the mid-point reference rate set by People’s Bank of China on December 29, 2023, the last business day for the year ended December 31, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;

●	our future prospects and market acceptance of our products and services;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	anticipated cash needs and its needs for additional financing;

●	growth of and competition trends in our industry;

●	our ability to successfully integrate acquisitions;

●	our expectations regarding demand for, and market acceptance of, our products;

●	expectations with respect to the success of our research and development efforts;

●	expectations regarding our growth rates, growth plans and strategies;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry;

●	PRC laws, regulations and policies, including those applicable ;

●	competition landscape in China’s holographic digitalization technology service industry;

●	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and under the heading “Risk Factors” below. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation) (“Golden Path” or “the Company”), a Cayman Islands exempted company, entered into the Merger Agreement dated September 10, 2021 (as amended on August 5, 2022 and August 10, 2022), by and among Golden Path, Golden Path Merger Sub, a Cayman Islands exempted company incorporated for the purpose of effectuating the business combination, and MC, a Cayman Islands exempted company.

Pursuant to the Merger Agreement, MC merged with the Golden Path Merger Sub and survive the merger and continue as the surviving company and a wholly owned subsidiary of Golden Path and continue its business operations (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”).

Our ordinary shares and Public Warrants are listed on the Nasdaq Stock Market LLC (“NASDAQ”) under the trading symbols “HOLO” and “HOLOW” respectively.

MicroCloud is not an operating company, but a holding company incorporated in the Cayman Islands. MicroCloud operates its business through its subsidiaries in the PRC in which it owns equity interests.

The following diagram illustrates our corporate structure as of December 31, 2023, including our major subsidiaries.

Permission Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for our functions and services in the future. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry.”

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Trial Measures. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Assentsure PAC.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China (“MOF”). The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, Assentsure PAC, as an auditor of companies that is a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

Cash and Asset Flows through Our Organization

The Company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries in China. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

We are permitted under PRC laws and regulations as an offshore holding company to provide fundings to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the record-filing and registration with government authorities and limit on the amount of loans. Subject to satisfaction of the applicable government registration requirements, we may extend inter-company loans to our wholly foreign-owned subsidiaries in China or make additional capital contributions to the wholly foreign-owned subsidiaries to fund their capital expenditures or working capital. If we provide fundings to our wholly foreign-owned subsidiaries through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as registered with the foreign investment authorities and our registered capital. Such loans must also be registered with SAFE (as defined herein) or their local branches. For more detailed information and risks associated with a transfer of funds by the Company to our PRC subsidiaries in the form of a loan or capital injection, please refer to our Annual Report on 20-F in the section “Risk Factors — Risk Factors Relating to Doing Business in China.”

A.	Selected Financial Data

The following selected consolidated statements of operations data and selected consolidated statements of cash flow data for the years ended December 31, 2021, 2022 and 2023 and the selected consolidated balance sheet data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our audited consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of operations data for the years indicated.

	For the Year Ended December 31,
Selected Consolidated Statements of Operations Data	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	358,649,298	487,938,864	203,548,005	28,885,579
Cost of Revenues	(108,623,048)	(264,679,547)	(129,296,306)	(18,348,491)
GROSS PROFIT	250,026,250	223,259,317	74,251,699	10,537,088
Selling expenses	(5,257,331)	(8,824,405)	(6,692,316)	(949,709)
General and administrative expenses	(20,058,463)	(22,936,520)	(65,354,201)	(9,274,441)
Research and development expenses	(145,346,168)	(331,274,831)	(78,655,572)	(11,162,043)
Provision for doubtful accounts	(515,345)	(2,976,474)	(857,713)	(121,718)
Change in fair value of warrant liabilities	-	4,415,328	372,961	52,927
Total operating expenses	(171,177,307)	(361,596,902)	(151,186,841)	(21,454,984)
INCOME (LOSS) FROM OPERATIONS	78,848,943	(138,337,585)	(76,935,142)	(10,917,896)
OTHER INCOME (EXPENSE)
Finance income, net	626,796	1,669,078	3,363,084	477,257
Impairment loss for unconsolidated entities	-	(1,600,000)	-	-
Profit or loss on disposal of subsidiaries	-	-	(15,278,949)	(2,168,242)
Other income, net	973,932	983,466	3,124,103	443,343
Total other income (expenses), net	1,600,728	1,052,544	(8,791,762)	(1,247,642)
INCOME (LOSS) BEFORE INCOME TAXES	80,449,671	(137,285,041)	(85,726,904)	(12,165,538)
Income tax credit	794,803	826,140	4,138,906	587,354
NET INCOME (LOSS)	81,244,474	(136,458,901)	(81,587,998)	(11,578,184)
Less: Net income (loss) attributable to non-controlling interests	(66)	291,987	(205,725)	(29,195)
NET INCOME (LOSS) ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	81,244,540	(136,750,888)	(81,382,273)	(11,548,989)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(32,022)	995,415	1,817,059	257,860
COMPREHENSIVE INCOME (LOSS)	81,212,452	(135,463,486)	(79,770,939)	(11,320,324)
Less: Comprehensive income (loss) attributable to non-controlling interests	(66)	291,987	(205,725)	(29,195)
COMPREHENSIVE INCOME ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	81,212,518	(135,755,473)	(79,565,214)	(11,291,129)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	13,200,000	2,007,160	2,167,379	2,167,379
EARNINGS (LOSS) PER SHARE[1]
Basic and diluted	6.15	(68.13)	(37.55)	(5.33)

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024.

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
Selected Consolidated Balance Sheet Data:	2022	2023	2023
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	151,119,985	126,037,538	17,795,126
Accounts receivable, net	80,352,463	9,842,827	1,389,700
Prepayments and other current assets	6,169,398	14,876,106	2,100,344
Due from related parties	60,280	-	-
Inventories, net	1,757,949	1,373,911	193,981
Total current assets	239,460,075	152,130,382	21,479,151

NON-CURRENT ASSETS
Prepayment and deposits, net	417,004	310,468	43,835
Property and equipment, net	1,647,876	1,598,134	225,639
Intangible assets, net	15,376,524	-	-
Investments in unconsolidated entities	-	600,000	84,713
Right-of-use assets, net	4,064,525	2,988,691	421,971
Goodwill	21,155,897	-	-
Deferred tax assets	-	2,931,528	413,900
Total non-current assets	42,661,826	8,428,821	1,190,058

Total assets	282,121,901	160,559,203	22,669,209

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	61,208,297	1,314,370	185,575
Advance from customers	3,404,038	2,230,852	314,972
Other payables and accrued liabilities	13,549,553	9,097,870	1,284,520
Due to related parties	350,000	-	-
Operating lease liabilities - current	1,596,584	1,063,396	150,140
Loan payable	410,000	2,903,896	409,998
Taxes payable	602,254	625,608	88,329
Total current liabilities	81,120,726	17,235,992	2,433,534

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	2,574,711	2,058,068	290,577
Deferred tax liabilities	1,106,519	-	-
Warrant liabilities	425,619	62,200	8,782
Total non-current liabilities	4,106,849	2,120,268	299,359

Total liabilities	85,227,575	19,356,260	2,732,893

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares[1] ($0.001 par value; 5,941,204 shares authorized; 5,081,204 and 5,941,204 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively.)	36,144	42,318	5,941
Additional paid-in capital	254,138,709	286,296,970	41,180,750
Accumulated deficit	(65,500,622)	(146,909,851)	(20,668,617)
Statutory reserves	11,110,699	3,052,776	431,019
Accumulated other comprehensive loss	(3,182,525)	(1,365,466)	(1,026,964)
Total MICROCLOUD HOLOGRAM INC. shareholders’ equity	196,602,405	141,116,747	19,922,129

NON-CONTROLLING INTERESTS	291,921	86,196	14,187

Total equity	196,894,326	141,202,943	19,936,316

Total liabilities and shareholders’ equity	282,121,901	160,559,203	22,669,209

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024.

The following table sets forth our selected consolidated statements of cash flow data for the years indicated.

	For the Year Ended December 31,
Selected Consolidated Statements of Cash Flow Data:	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	81,244,474	(136,458,901)	(81,587,998)	(11,578,184)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,674,311	6,844,237	6,161,834	874,428
Amortization of operating lease right-of-use assets	-	1,589,078	1,075,834	152,672
Provision for doubtful accounts	515,345	2,976,474	(274,155)	(38,906)
Deferred tax expense (benefits)	(841,948)	(880,475)	(4,038,047)	(573,041)
Provision for inventory reserve	88,047	-	-	-
Interest income	(626,054)	-	-	-
Impairment loss for unconsolidated entities	-	1,600,000	-	-
Loss on disposal fixed assets	365,636	3,285	-	-
Change in fair value of warrant liabilities	-	(4,415,328)	(372,961)	(52,927)
Stock compensation expense	-	-	32,164,435	4,564,468
Impairment loss for intangible assets	-	-	3,854,547	547,000
Impairment loss for goodwill	-	-	21,155,897	3,002,242
Loss on disposal of subsidiaries	-	-	(1,900,379)	(269,684)

Change in operating assets and liabilities:
Accounts receivable	11,479,621	(15,072,501)	70,783,791	10,044,956
Prepayment and other current assets	4,324,504	(5,544,532)	(8,706,708)	(1,235,572)
Inventories	2,855,093	167,562	384,038	54,499
Prepayments and deposits	177,350	32,688	106,536	15,119
Accounts payable	(6,012,590)	14,191,808	(59,893,927)	(8,499,571)
Operating lease liabilities	-	(1,482,308)	(1,049,831)	(148,982)
Advance from customers	(698,465)	2,545,326	(1,173,186)	(166,487)
Other payables and accrued liabilities	2,066,507	1,891,849	(4,451,683)	(631,740)
Taxes payable	1,382,989	(2,647,030)	23,354	3,314
Net cash provided by (used in) operating activities	102,994,820	(134,658,768)	(27,738,609)	(3,936,396)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for business acquisition payable - related parties	(50,000,000)	-	-	-
Loan proceeds to third parties	(90,268,908)	(10,339,518)	-	-
Loan repayment from third parties	57,906,587	23,668,959	-	-
Purchases of property and equipment	(135,676)	(1,821,918)	(774,615)	(109,926)
Cash received on fixed assets disposal	600	-	-	-
Investments in unconsolidated entities	(1,600,000)	-	(600,000)	(85,146)
Net cash provided by (used in) investing activities	(84,097,397)	11,507,523	(1,374,615)	(195,072)

CASH FLOWS FROM FINANCING ACTIVITIES:
Amounts advanced from related parties	1,806,084	-	-	-
Amounts advanced to related parties	-	(40,280)	-	-
Repayments from related parties	8,703,084	-	60,280	8,554
Repayments to related parties	(10,643,080)	(370)	(350,000)	(49,669)
Repayments of third-party loan	(1,167,504)	(90,000)	(7,406,104)	(1,051,003)
Cash received from recapitalization	-	223,513,290	-	-
Proceeds of third-party loan		500,000	9,900,000	1,404,913
Net cash provided by (used in) financing activities	(1,301,416)	223,882,640	2,204,176	312,795

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(271,402)	2,381,611	1,826,601	(296,539)

CHANGE IN CASH AND CASH EQUIVALENTS	17,324,605	103,113,006	(25,082,447)	(4,115,212)

CASH AND CASH EQUIVALENTS, beginning of period	30,682,374	48,006,979	151,119,985	21,910,338

CASH AND CASH EQUIVALENTS, end of period	48,006,979	151,119,985	126,037,538	17,795,126

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	72,041	4,201	-	-
Cash paid for interest	20,177	38,084	26,442	3,752

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of right-of-use assets and lease liabilities	-	5,653,603	932,174	132,285

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Retained earnings (Deficit)			Accumulated other	Non-
		Par	paid-in	Statutory			comprehensive	controlling
	Shares[1]	value[1]	capital	reserves		Unrestricted	(loss)	Interest	Total	Total
		RMB	RMB	RMB		RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2020	13,200,000	86,093	29,910,089	5,802,662		(4,686,228)	(25,795)	-	31,086,821	4,878,586
Net income						81,244,540		(66)	81,244,474	12,750,031
Statutory reserves				2,738,633		(2,738,633)			-	-
Foreign currency translation							(32,022)		(32,022)	(5,025)
BALANCE, December 31, 2021	13,200,000	86,093	29,910,089	8,541,295		73,819,679	(57,817)	(66)	112,299,273	17,623,592
Net income						(136,750,888)		291,987	(136,458,901)	(20,279,224)
Statutory reserves				2,569,404		(2,569,404)
Cancellation of the outstanding shares in MC held by former MC shareholders	(13,200,000)	(86,093)							(86,093)	(13,511)
Initial common shares of Golden Path	170,800	1,215							1,215	171
Initial common shares of Golden Path subject to possible redemption	575,000	4,090							4,090	575
Shares converted from rights	60,205	428							428	60
Issuance of common stock to Finder	38,000	270							270	38
Issuance of common stock as consideration of business combination	4,455,446	31,694	224,228,620						224,260,314	32,011,551
Redemption of common stock	(218,247)	(1,553)							(1,553)	(218)
Foreign currency translation							(3,124,717)		(3,124,717)	(796,039)
BALANCE, December 31, 2022	5,081,204	36,144	254,138,709	11,110,699		(65,500,622)	(3,182,525)	291,921	196,894,326	28,546,995
Net income						(81,382,273)		(205,725)	(81,587,998)	(11,578,184)
Statutory reserves				26,956		(26,956)			-	-
Issuance of common stock to employees in employee benefit plans	860,000	6,174	32,158,261						32,164,435	4,480,600
Disposal of subsidiaries				(8,084,879	）				(8,084,879 ）	(1,770,955)
Foreign currency translation							1,817,059		1,817,059	257,860
BALANCE, December 31, 2023	5,941,204	42,318	286,296,970	3,052,776		(146,909,851)	(1,365,466)	86,196	141,202,943	19,936,316

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all the other information in this Annual Report on Form 20-F including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes. If any of the following risks actually occurs (or if any of those discussed elsewhere in this Annual Report on Form 20-F occurs), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Unless otherwise indicated, references to our business being seriously harmed in these risk factors will include harm to our business, reputation, financial condition, results of operations, revenue, and future prospects. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risk Factors Relating to Our Business and Industry

The holographic technology service industry is developing rapidly and affected by continuous technological changes, with the risk that we cannot continue to make the correct strategic investment and develop new products to meet customer needs.

The holographic service industry develops rapidly, and our success depends on our ability to continuously develop and implement services and solutions that predict and respond to rapid and ongoing changes in holographic technology and the industry, and to continuously provide services that meet the changing needs of customers. If we do not invest enough in new technologies, or if we do not make the right strategic investments to address these developments and drive innovation, our competitive advantages may be negatively impacted. To maintain and enhance our current competitive position, we need to continuously introduce new solutions and services to meet customers’ needs.

Research and development of new technologies and solutions require substantial investments of human resources and capital. However, there is no guarantee that our research and development will be successful, or that we could achieve the excepted return on our human resources and capital investments. While we intend to invest substantial resources to remain on the forefront of technological development, continuing changes in holographic technology and the markets, including the ADAS and autonomous driving industries, LiDAR and holographic digital twin technology service industries, could adversely affect adoption of holographic technology and/or our products, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as the ability to introduce a variety of new product offerings, to address the changing needs of the markets. If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or system configurations that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products could lose market share, our revenue may decline, and our business and prospects may be adversely affected.

In addition, our success to date has been based on the delivery of holography-centered software and hardware solutions to research and development programs in which developers are investing substantial capital to develop new systems. Our continued success relies on the success of the research and development phase of these customers as they expand into commercialized projects. For example, with respect to our holographic ADAS segment, most of our automotive customers are just beginning on the path to commercialization, as large-scale commercialization of the autonomous driving industry is yet to start. As holographic technology reaches the stage of large-scale commercialization, we will be required to develop and deliver holography-centered software and hardware solutions at price points that enable wider and ultimately mass-market adoption. In addition, the delays in introducing products and innovations, and the failure to choose correctly among technical alternatives or the failure to offer innovative products or configurations at competitive prices may cause existing and potential customers to purchase our competitors’ products or turn to alternative technologies.

Our competitive position and results of operations could be harmed if we do not compete effectively.

The holographic service market is characterized by intense competition, new industry standards, limited barriers to entry, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions (including alternatives with limited functionality available at lower costs or free of charge). Any of these factors could create downward pressure on pricing and profitability and could adversely affect our ability to retain current customers or attract new customers. Our future success will depend on the ability to continuously enhance and integrate our existing products and services, introduce new products and services in a timely and cost-effective manner, meet changing customer expectations and needs, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments.

Furthermore, some of our current and potential competitors enjoy competitive advantages such as greater financial, technical, sales, marketing and other resources, broader brand awareness, and access to larger customer bases. As a result of these advantages, potential and current customers might select the products and services of our competitors, which may cause a loss of market share to us.

Adverse conditions in the related industries, such as the automotive industry, or the global economy in general could have adverse effects on our results of operations.

Our business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the related industries, such as the automobile industry, and the global economy in general. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive customers’ ability to continue operating in response to challenging economic conditions and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of automotive production in China has fluctuated, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our products. In addition, adverse conditions in the global economy in general could also adversely affect the results of operations of our customers. Any significant adverse changes in the results of operations of our customers could in turn have material adverse effects on our business, results of operations and financial position.

The market adoption of LiDAR, especially holographic LiDAR technology, is uncertain. If market adoption of LiDAR does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.

Our holographic LiDAR-based ADAS solutions can be applied to different use cases across end markets. Despite the fact that the automotive industry has engaged in considerable effort to research and test LiDAR products for ADAS and autonomous driving applications, the application of LiDAR products, especially holographic LiDAR products, in commercially available vehicles has been generally limited. We continually study emerging and competing sensing technologies and methodologies and we may add new sensing technologies to address LiDAR’s relative deficiencies in detecting colors and low reflectivity objects and performing in extreme weather conditions. However, LiDAR products remain relatively new, and it is possible that other sensing modalities, or a new disruptive modality based on new or existing technology, including a combination of different technologies, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if LiDAR products are used in initial generations of autonomous driving technology and certain ADAS products, we cannot guarantee that LiDAR products will be designed into or included in subsequent generations of such commercialized technology.

Market growth potentials for ADAS or autonomous vehicles is difficult to predict, especially in light of the economic consequences of the COVID-19 pandemic. By the time mass market adoption of autonomous vehicle technology is achieved, we expect competition among providers of sensing technology based on LiDAR and other modalities to increase substantially. If commercialization of LiDAR products is not successful, or not as successful as we or the market expect, or if other sensing modalities gain acceptance by market participants and regulators by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations and financial condition will be materially and adversely affected.

We are investing in and pursuing market opportunities outside of the automotive markets, including but not limited to industrial and security robots, mapping applications for topography and surveying and smart city initiatives. We believe that our future revenue growth, if any, will depend in part on our ability to expand within new markets such as these and to enter new markets as they emerge. Each of these markets presents distinct risks and, in many cases, requires us to address the particular requirements of that market. Addressing these requirements can be time-consuming and costly. The market for LiDAR technology outside of automotive applications is relatively new, rapidly developing and unproven in many markets or industries. Many of our customers outside of the automotive industry are still in the testing and development phases and we cannot be certain that they will commercialize products or systems with our LiDAR products or at all. We cannot be certain that LiDAR will be sold into these markets, or any market outside of automotive market, at scale. If LiDAR technology does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition will be materially and adversely affected.

Our results of operations could materially suffer in the event of insufficient pricing to enable us to meet profitability expectations.

If we are not able to obtain sufficient pricing for our services and solutions, our revenues and profitability could materially suffer. The rates we are able to charge for services and solutions are affected by a number of factors, including:

●	general economic and political conditions;

●	the competitive environment in our industry;

●	market price of our service and products provided;

●	our bargaining power when entering into contract with customers;

●	our customers’ preferences and desire to reduce their costs; and

●	our ability to accurately estimate, monitor and manage our contract revenues, costs of sales, profit margins and cash flows over the full contract period.

In addition, our profitability with respect to services and solutions for new technologies may be different when compared to the profitability of our current business, due to factors such as the use of alternative pricing, the mix of work and the number of service providers, among others.

The competitive environment in the holographic technology service industry and related industries in the PRC affects our ability to obtain favorable pricing in a number of ways, any of which could have a material negative impact on our results of operations. The less we are able to differentiate and/or clearly convey the value of our services and solutions, the more likely that price will become the driving factor in selecting a service provider. In addition, the introduction of new services or products by competitors could reduce our ability to obtain favorable pricing for the services or products that we offer. Competitors may be willing, at times, to price contracts lower than us in an effort to enter new markets or increase market share. Further, if competitors develop and implement methodologies that yield greater efficiency and productivity, they may be better positioned to offer similar services at lower prices. As such, failure to adopt a sufficient pricing policy or adjust our pricing policy in a timely and effective manner could adversely and materially affect our competitive position in the industry, which could adversely and materially affect our operations and financial conditions.

We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products, which could significantly reduce our profitability, and there is no guarantee that such efforts would eventually generate revenue for us.

Our future growth depends on penetrating new markets, adapting existing technologies and products to new applications and customer requirements, and introducing new services and products that achieve market acceptance. We plan to incur substantial and potentially increasing, research and development costs as part of our efforts to design, develop, manufacture, and commercialize new products and enhance existing products. Because we account for research and development as an operating expense, these expenditures will adversely affect our results of operations in the future. Further, the performance of holographic LiDAR depends on software and hardware solutions involving the integration of automotive integrated circuit (IC), holographic image processing and algorithm software. Production of these complex components may require extremely high cost, which may reduce our profit margins or increase our losses.

We may need to raise additional capital in the future in order to execute our business plan, which may not be available on terms acceptable to us, or at all.

In the future, we may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances and we may determine to engage in equity or debt financings, or to enter into credit facilities for other reasons. In order to further business relationships with current or potential customers and partners, we may issue equity or equity-linked securities to such current or potential customers or partners. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities or if we issue equity or equity-linked securities to current or potential customers to further business relationships, our existing shareholders could experience significant dilution. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Market share of our holographic LiDAR products will be materially adversely affected if such products are not adopted by the automotive original equipment manufacturers (OEMs) or their supplier for ADAS applications.

The OEMs and their suppliers have been developing applications in the autonomous driving and ADAS industries over the years. These OEMs manufacturers and suppliers perform extensive testing or identification processes before ordering a large number of LiDAR products, as such products would function as part of a larger system or platform and must comply with certain other specifications. In the future, we may spend a lot of time and resources to have our products selected by automotive OEMs and their suppliers, which is called “design win.” In terms of autonomous driving and ADAS technology, a design win means that our holographic LiDAR products have been selected for use in specific models. If our products are not selected by the OEMs or their suppliers for one model, or if our products are not successful on that model, it is unlikely to be deployed on other models of that OEM. If we fail to win a large number of models from one or more automotive OEMs or their suppliers, our business will be materially adversely affected.

We have material customer concentration, with a limited number of customers accounting for a material portion of our revenues for the years ended December 31, 2022 and 2023.

For the year ended December 31, 2023, our five largest customers in aggregate accounted for approximately 57.7% of our revenues, and our largest customer accounted for approximately 25.0% of our revenues. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers, or to predict the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these customers may fluctuate from time to time, which may be affected by market conditions or other factors, some of which may be outside of our control. Further, we may not be able to maintain and solidify our relationships with these major customers on commercially reasonable terms, or at all. As such, any declines in revenues from our major customers could have an adverse effect on our business, results of operations and financial condition.

We and our subsidiaries depend on a limited number of vendors for a significant portion of our purchase which may result in heightened concentration risk.

We and our subsidiaries, also conduct business with a limited number of vendors. For the years ended December 31, 2022 and 2023, 13.8% and 62.6% of our total purchases were from one and three vendors, respectively.

Our financial results could be materially and adversely affected if any one supplier fails to fulfill our contractual obligations, or if we are unable to find other suppliers to provide the same level of supplies. In addition, we cannot assure you that performance by third-party vendors will be satisfactory, and if they under-perform, it will have a material adverse effect on the cash flows or profitability of our business.

The period of time from a “design win” to implementation is long, and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate our products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development cycles of our products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be five to seven or more years. The development cycle in certain other markets can be months to one or two years. These development cycles result in our investment of resources prior to realizing any revenue from the commercialization. Further, we are subject to the risk that customers cancel or postpone implementation of our technology, as well as that we will not be able to integrate our technology successfully into a larger system with other sensing modalities. Further, our revenue could be less than forecasted if the system, product or vehicle model that includes our LiDAR products is unsuccessful, including for reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of our new products, damage our reputation with current or prospective customers, result in product returns or expose us to product liability and other claims and adversely affect our operating costs.

Our products are highly technical and very complex and require high standards to manufacture. These products have in the past and will likely in the future experience defects, errors or bugs at various stages of development. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to our customers’ satisfaction. Additionally, undetected errors, defects or security vulnerabilities, especially as new products are introduced or as new versions are released, could result in (i) serious injury to the end users of technology incorporating our products, or those in the surrounding area, (ii) customers never being able to commercialize technology incorporating our products, and (iii) litigation against us, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. Some errors or defects in our products may only be discovered after they have been tested, commercialized and deployed by customers. If that is the case, we may incur significant additional development costs and product recall, repair or replacement costs. Furthermore, we could also experience higher levels of product returns in such cases, which could adversely affect our financial results. These problems may also result in claims against us by our customers or others. our reputation or brand may be damaged as a result of these problems, and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers.

Failure in cost control may negatively impact the market adoption and profitability of our products.

Our production output depends on our ability to produce and/or procure certain key components and raw materials at an acceptable price. If we fail to reduce or control costs to be incurred thereof, we might not be able to price our products competitively, which in turn may reduce the market adoption rate of our products. In addition, failure in cost control may also result in material adverse effects on our profitability. As such, our results of operations and financial position will be adversely affected.

Continued pricing pressures may result in low profitability, or even losses to us.

Automotive OEMs possess significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive and has a high fixed cost base. Accordingly, we expect to be subject to substantial continuing pressure from automotive OEMs and their suppliers to reduce the price of our products. It is possible that pricing pressures could intensify beyond our expectations as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our profitability would be adversely affected.

We have a limited operating history, and we may not be able to sustain rapid growth, effectively manage growth or implement business strategies.

We have a limited operating history. Although we have experienced significant growth since launching our business, our historical performance results and growth rate may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we have in the past. To keep pace with the development of the holographic technology service industry in the PRC, we may need to adjust and upgrade our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

In addition, our rapid growth and expansion have placed, and is expected to continue to place, a significant strain on our management and resources. There is no assurance that our future growth will be sustained at a similar rate or at all. We believe that our revenue, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, which primarily include general economic conditions, emergencies and changes in policies, laws and regulations that may affect our business operations and our ability to monitor costs. In addition, our ability to develop new sources of revenues, diversify monetization methods, attract and retain customers, continue developing innovative technologies, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in the PRC, will also affect our future growth to a great extent. Therefore, our historical results are not predictive of our future financial performance.

If we fail to attract, retain and engage appropriately-skilled personnel, including senior management and technology professionals, our business may be harmed.

Our future success depends on the retention of highly skilled executives and employees. Competition for well-qualified and skilled employees is intense. Our future success also depends on the continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, including, in particular, software engineers, LiDAR scientists and holographic technology professionals. Our continued ability to compete effectively depends on the ability to attract new employees and to retain and motivate existing employees. If any member of our senior management team or other key employees leave, our ability to successfully operate the business and execute the business strategy could be adversely affected. We may also have to incur significant costs in identifying, hiring, training and retaining replacements of departing employees.

Our business depends substantially on the market recognition of our brand, and negative media coverage could adversely affect our business.

We believe that enhancing our brand and extending our customer base are cornerstones to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, and other employees, as well as the industry in which we operate, could be devastating and could materially and adversely affect the public perception of our brand, and in turn, reduce the sales of our products and services. Negative publicity concerning could be related to a wide variety of matters, including:

●	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

●	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, and other employees;

●	user complaints about the quality of our products and services;

●	copyright or patent infringements involving us and contents offered on our platforms; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us, shareholders, directors, officers and employees may be posted on such platforms at any time. Risks associated with any such negative publicity or incorrect information cannot be eliminated entirely or mitigated, and may materially harm our reputation, business, financial condition and results of operations.

Failure to maintain, protect, and enhance our brand or to enforce our intellectual property rights may damage the results of our business and operations.

We believe that the protection of trade secrets, patents, trademarks and domain names is key to our success. In particular, we must maintain, protect, and strengthen our intellectual property rights related to our holographic technical services. Its intellectual property is essential to expanding the population of individuals and corporate users as well as increasing their trust in our services. We are committed to protecting our intellectual property rights in accordance with PRC laws and relevant agreements. We usually enter into confidentiality agreements with our employees to restrict the access, disclosure, and use of our proprietary information. However, we cannot guarantee that the contractual arrangements and other measures taken by us are sufficient to prevent the theft of our proprietary information, to prevent competitors from independently developing similar technologies, or to prevent any attempt to imitate it. Preventing unauthorized use of our intellectual property is difficult and costly, and the measures we take may not be enough to prevent intellectual property theft. If we sue for enforcing intellectual property, the litigation may result in huge costs and dispersion of our management and financial resources. Failure to protect our intellectual property rights may have a significant adverse impact on our business, financial position and operating performance.

We may be vulnerable to intellectual property infringement charges filed by other companies.

Although we developed and owns the core intellectual properties, the interpretation of PRC intellectual property laws and intellectual property standards are constantly evolving and may be uncertain. As a result, there might be litigations based on allegations of infringement, misappropriation or other violations of intellectual property rights. our defense of intellectual property rights claims brought against us or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments. An adverse determination also could invalidate our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. A claim that our products infringe a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Any of these events could adversely affect our business, operating results, financial condition and prospects.

We may not be able to protect our source code from copying if there is an unauthorized disclosure.

Source code, the detailed program commands for our middleware and software programs and solutions, is critical to our business. Although we license portions of our application and operating system source code to several licensees, we take significant measures to protect the secrecy of large portions of our source code. If our source code leaks, we might lose future trade secret protection for that code. It may then become easier for third parties to compete with us by copying functionality, which could adversely affect our results of operations.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brand or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

To divert potential customers from us to such competitors’ or third parties’ websites or platforms, competitors and other third parties may purchase (i) trademarks that are similar to our trademarks and (ii) keywords that are confusingly similar to our brand or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert our potential customers to such competitors’ or third parties’ websites or platforms. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential customers away from our platform to competing, irrelevant or potentially offensive platform, which could harm our reputation and cause us to lose revenue.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

Our business depends on the continuous and reliable operation of our information technology (“IT”) systems. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our customers and end-users to migrate to our competitors’ platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, then our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions. As the number of our end-users increases and more user data are generated on our platform, we may be required to expand and adjust technology and infrastructure to continue to reliably store and process content.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing and Shenzhen are scarce. With the expansion of our business, we may be required to upgrade technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we cannot increase our capacity to deliver online services, then we may not be able to expand our customer base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties. Some third-party software we use in our operations is currently publicly available and free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, then we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, then we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our insurance policies may not provide adequate coverage for all claims associated with our business operations.

We maintain various insurance policies, such as group personal accident insurance and corporate employee benefits insurance. However, our insurance coverage is still limited in terms of amount, scope and benefit. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources. Any uninsured business disruption, litigation or legal proceedings or natural disasters, such as epidemics, pandemics or earthquakes, or other events beyond our control could result in substantial costs and the diversion of our management’s attention. If we were to be held liable for uninsured losses or amounts and claims for insured losses exceeding the limits of our insurance coverage, then our business, financial condition, and results of operations may be materially and adversely affected as a result.

We may be subject to claims, disputes or legal proceedings in the ordinary course of our business. If the outcome of these proceedings is unfavorable to us, then our business, results of operations and financial condition could be adversely affected.

We may be subject to claims, disputes, or legal proceedings in the ordinary course of our business from time to time, which could adversely affect our business, results of operations and financial condition. We may receive formal and informal inquiries from governmental authorities and regulators regarding our compliance with applicable laws and regulations, many of which are evolving and subject to interpretation. Claims arising out of actual or alleged violations of laws could be asserted against us by our employees, customers, media partners, competitors, governmental entities in civil or criminal investigations and proceedings or other third parties. These claims could be asserted under a variety of laws, including but not limited to advertising laws, Internet information services laws, intellectual property laws, unfair competition laws, data protection and privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may also be subject to lawsuits due to actions by our media partners or advertising customers. In addition, some of our service agreements contain certain indemnity provisions requiring us to indemnify our customers for certain non-compliance, intellectual property infringement, personal injury and death claims. Our indemnity obligations may adversely affect our cash flow, operating results and financial conditions.

There can be no guarantee that we will be successful in defending itself in legal and arbitration actions or in asserting our rights under various laws. If the outcome of these proceedings is unfavorable to us, then our business, results of operations and financial conditions could be adversely affected. Even if we are successful in our attempt to defend itself in legal and arbitration actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions may expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief, and criminal and civil fines and penalties, including but not limited to suspension or revocation of our licenses to conduct business.

We may need additional capital to support or expand our business, and we may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

Although we believe that our anticipated cash flows from operating activities, together with cash on hand, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, we cannot assure you this will be the case. We may also need additional cash resources in the future if we pursue opportunities for investments, acquisitions or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholding. The incurrence of indebtedness would result in increased fixed obligations and could result in operational and financial covenants that would restrict our operations. We have historically used bank borrowings to partially finance operations. We cannot assure you that additional financing will be available in amounts sufficient or on terms acceptable to us, if at all.

Our management has limited experience in operating a public company and the requirements of being a public company may strain our resources, divert management’s attention and affect the ability to attract and retain qualified board members and officers.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a U.S. public company that will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and our growth, which could harm our business, prospects and results of operations. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources.

We may be materially and adversely affected by the complexity, uncertainties and changes in the PRC laws and regulations governing Internet-related industries and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulations of the Internet business include, but are not limited to, the following:

●	there are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Our PRC subsidiaries may be required to hold certain permits, licenses or operations, we may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities.

●	the evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties, and our business could be disrupted.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Our business may be exposed to Internet data, and we are required to comply with PRC laws and regulations relating to cyber security. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our data practices or business model.

Our business exposed to a large quantity of data. We face risks inherent in handling and protecting large volume of data. including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

Governments around the world, including the PRC government, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. All these laws and regulations may result in additional expenses and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our ordinary shares. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring us to change our data practices, which could have an adverse effect on our business and results of operations.

Risks Factors Relating to Finance and Accounting

We had previously identified certain material weaknesses which may continue to cause our failure to maintain an effective system of internal control over financial reporting and may result in material misstatements of the consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In the course of auditing our consolidated financial statements for the years ended December 31, 2022 and 2023, we had identified certain material weaknesses in our internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”). As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness was that we did not maintain an effective control environment. Specifically, MC lacked sufficient resources regarding financial reporting and accounting personnel with an understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP, and financial reporting requirements set forth by the SEC. To address this material weakness, wehad implemented and will continue to implement a number of remediation measures to address the material weaknesses, including: (i) hired personnel with U.S. GAAP relevant experience and necessary expertise to strengthen our financial reporting function and to design and implement necessary controls to remediate the material weakness; (ii) designed and implemented controls to ensure completeness and accuracy of data relevant to the accounting and financial reporting of complex transactions;

The second material weakness was that we lacked formal policies and procedures to establish a risk assessment process and internal control framework and lacked an internal audit function to establish formal risk assessment process and internal control framework. To respond to this material weakness, we had initiated a remediation plan in 2021. Our remedial efforts primarily focused on: (i) identifying and evaluating risks that we faces; (ii) adopting control activities to be taken to mitigate risks with written policies and procedures; (iii) ensuring efficient internal and external communication environment and all parts of we are adhering to standard practices; and (iv) monitoring regularly to verify that internal controls are functioning property.

We kept devoting significant effort and resources to the remediation and improvement of the weaknesses as aforementioned. As of the date of this Annual Report, we did not incur material costs related to the measures undertaken to address the two weaknesses. However, we may incur additional operating cost as we further proceed with such measures.

After the consummation of the Business Combination, MC became a part of Golden Path (currently known as MicroCloud Hologram Inc.), a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report of management on our internal control over financial reporting and that our independent registered public accounting firm attest to and report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F or Form 10-K. For fiscal year ended December 31, 2023, we are exempted from such requirement since we qualify as an “emerging growth company” pursuant to the JOBS Act and are eligible to take advantage of certain exemptions, including the aforementioned one. We may not be exempted in the future, and our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which such internal controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. We will continue the process to implement the remedial measures, there is no assurance that such measures will fully remedy any identified deficiency, or that additional material weaknesses in our controls and procedures will not be identified in the future.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, it could suffer material misstatements in our financial statements and fail to meet reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we listed, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may be required to record a significant charge to earnings when we reassess our goodwill or amortizable intangible assets.

We are required under U.S. GAAP to test for goodwill impairment annually or when an event occurs or circumstances change in a manner that could indicate that the goodwill might be impaired. We are also required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry, or a divestment from prior acquisitions of asset. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. See “Note 9 - Goodwill” of the Notes to Consolidated Financial Statements included in this annual report.

Risk Factors Relating to Doing Business in China

Adverse changes in China’s economic, political or social conditions, laws, regulations or government policies could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our revenues are generally sourced from Mainland China through the operating companies in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on specific industries or the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

A severe or prolonged downturn in the PRC or global economy and political tensions between the United States and China could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility.

If we plan to expand our business internationally and does business cross-border in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In particular, there have been heightened tensions in international economic relations between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what the U.S. government characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. Although the direct impact of the current international trade tension, and any escalation of such tension, on the holographic technology industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the former U.S. President Donald J. Trump signed the Holding Foreign Companies Accountable Act into law, which requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to the PCAOB inspection for three consecutive years after the law becomes effective. The Holding Foreign Companies Accountable Act and any proposed SEC rules may have a material and adverse impact on the stock performance of China-based companies listed in the United States. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy and the political tensions between the United States and China may materially and adversely affect our business, financial condition, results of operations and prospects.

The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to the PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted, which amended the HFCAA by reducing the aforementioned inspection period from three to two consecutive years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

As of March 24, 2021, the SEC adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act. On November 5, 2021, the SEC approved the PCAOB Rule 6100, which will establish a framework for the PCAOB’s determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor, Assentsure PAC, is headquartered in Singapore. Therefore, our auditor is subject to the Determination announced by the PCAOB on December 16, 2021. Moreover, the PCAOB currently has access to inspect the audit workpapers of our PRC subsidiaries or any PRC-based subsidiary. Notwithstanding the foregoing, in the future, if there is any regulatory change or steps taken by the PRC regulators that do not permit Assentsure PAC to provide audit documentation located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the Holding Foreign Companies Accountable Act, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of us in the future if the PCAOB is unable to inspect our accounting firm at such future time.

Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the promulgation of new rules and explanations and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Specifically, rules and regulations in China can change quickly with little advance notice.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection.

We may subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our customers’ and end users’ operations as well as regarding our employees and third parties. We also maintain information about various aspects of our customers’ operations as well as regarding our employees. The integrity and protection of our customers, employees and company data is critical to our business. our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1,2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties.

Recently, the Cyberspace Administration of China has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Measures on Cybersecurity Review, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits the costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

The PRC Internet Information Office has issued the Measures for Cybersecurity Review (Revised Draft for Comments), pursuant to which it is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the hologram technology sector generally and we in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to our delisting from the U.S. stock market. Further, if the Measures for Cybersecurity Review to be enacted in the future will mandate clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

After the new PRC Data Security Law was enacted in September, we became not subject to the cybersecurity review by the CAC for this offering, given that: (i) our products and services are offered not directly to individual users but through our business customers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

As of the date of this Annual Report, we have not been informed by any relevant Chinese government authorities that we are identified as or considered a “critical information infrastructure operator” or “data processing operator.” We are also not aware of any requirement that we should file for a cybersecurity review, nor have we received any inquiry, notice, warning, sanction in such respect or any regulatory objections to this offering. However, in anticipation of the strengthened implementation of cybersecurity laws and regulations, there can be no assurance that we will not be deemed as a critical information infrastructure operator or data processing operator under the Chinese cybersecurity laws and regulations in the future, or that the draft measures will not be further amended or other laws or regulations will not be promulgated to subject us to the cybersecurity review or other compliance requirements. In such case, we may face challenges in addressing such enhanced regulatory requirements.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We offer our holographic digital twin technology resource library services mainly to corporate clients and has limited interactions with individual end-users, which means our potential access or exposure to customers’ personal identifiable information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, through our holographic digital twin technology resource library services which access or store customer’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

If our equity ownership is challenged by the PRC authorities, it may have a significant adverse impact on our operating results and your investment value.

We are not an operating company, but a holding company incorporated in the Cayman Islands, and our business is carried out by our subsidiaries. The MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Because those industries not set out on the 2021 Negative List shall be classified as industries permitted for foreign investment and none of our businesses are on the 2021 Negative List or the 2020 Negative List, the operations of us and our subsidiaries fall within the MOFCOM permitted activities and are not subject to restrictions to foreign investments or equity ownership. Therefore, we are able to conduct our business through our wholly owned PRC subsidiaries without being subject to the restrictions imposed by the foreign investment laws and regulations of the PRC. However, it is uncertain whether the relevant PRC government authority would reach the same assessment as us, that we operate solely in permitted industries, or whether such assessment will be changed in the future. If this assessment is questioned by the relevant PRC government authority, it may lead to a material adverse impact on our business operations and the value of your investment. Based on the opinions of our understanding of the current PRC law, our current organizational structure is effective and the ownership structure of the PRC subsidiaries complies with the current PRC law and will comply with the current PRC law immediately after the Merger. However, there is uncertainty as to this conclusion as we cannot assure you that relevant PRC governmental agencies would reach the same conclusion as we do. In the future, if our equity ownership of China’s operating subsidiaries is questioned by the PRC authorities, it will have a significant adverse impact on our operating results and the value of your investment. If foreign ownership is disallowed by the PRC government in the future, the ownership of our PRC-based subsidiaries may be rescinded, and your ordinary shares may end up worthless in value.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “Risk Factors—Risk Factors Relating to an Investment in Our Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Under the PRC enterprise income tax law, we may be classified as a “PRC resident enterprise”, which could result in unfavorable tax consequences to we and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Non-PRC resident holders of our ordinary shares may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident holders of our ordinary shares will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ordinary shares.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are an exempted company with limited liability, used as holding company, incorporated under the laws of the Cayman Islands and as such relies on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

Our PRC subsidiaries may face uncertainties relating to special preferential income tax rate in connection with PRC high and new technology enterprise and tax exempt status.

Three of our subsidiaries, Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei have received the High and New Technology Enterprise Certification. Shanghai Mengyun obtained the “high-tech enterprise” tax status in October 2017 and further renewed in December 2020, which reduced its statutory income tax rate to 15% from January 2017 to December 2023. Shenzhen Mengyun obtained the “high-tech enterprise” tax status in November 2018 and further renewed in December 2021, which reduced its statutory income tax rate to 15% from January 2018 to December 2024. Shenzhen Bowei obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2024. Under PRC laws, Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei shall satisfy all the conditions stipulated under the Administrative Measures for Recognition of High and New Technology Enterprises and relevant guidance, including relevant financial, research and development thresholds, manufacturing and otherwise requirements during the three-year period. We cannot assure that Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei may maintain the High and New Technology Enterprise Certification during the next three-year period and such preferential income tax treatment could be revoked if Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei are deemed unqualified to receive such tax benefits. There is also no guarantee that Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei will receive a new High and New Technology Enterprise Certification upon expiration of the three-year preferential treatment period. Accordingly, our financial condition and operation may be adversely affected due to such changes.

Besides, certain of our subsidiaries, Horgos Weiyi, Horgos Youshi, Horgos Bowei and Horgos Tianyuemeng were formed and registered in Horgos in Xinjiang Province, China from 2016 to 2020, and Kashgar Youshi was formed and registered in Kashgar in Xinjiang Provence, China in 2016. These companies are not subject to income tax for 5 years and can obtain another two years of tax exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries. However, there is a possibility that the local tax bureaus may change their policy and these subsidiaries may be subject to PRC income tax going forward.

Moreover, the Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on January 17, 2019 jointly issued Cai Shui 2019 No. 13. This clarified that from January 1, 2019 to December 31, 2021, eligible small enterprises whose RMB 1,000,000 of annual taxable income is eligible for a 75% reduction on a rate of 20% (i.e., effective rate is 5%) and the income between RMB 1,000,000 and RMB 3,000,000 is eligible for 50% reduction on a rate of 20% (i.e., effective rate is 10%). On April 2, 2021, MOF and SAT further jointly issued Cai Shui 2021 No. 12, which clarified that from January 1, 2022 to December 31, 2022, eligible small enterprises whose RMB 1,000,000 of annual taxable income is eligible for an extra 50% reduction base on Cai Shui 2019 No. 13 (i.e., effective rate is 2.5%). On March 14, 2022, MOF and SAT further jointly issued Cai Shui 2022 No. 13, which clarified that from January 1, 2022 to December 31, 2022, eligible small enterprises whose income between RMB 1,000,000 and RMB 3,000,000 is eligible for an extra 50% reduction base on Cai Shui 2019 No. 13 (i.e., effective rate is 5%). On March 27, 2023, MOF and SAT further jointly issued Cai Shui 2023 No. 6,This clarified that from January 1, 2023 to December 31, 2024, eligible small enterprises whose RMB 1,000,000 of annual taxable income is shall be included in the taxable income amount at a reduced rate of 25%, and the enterprise income tax shall be paid at a tax rate of 20% (i.e., effective rate is 5%).From January 1, 2022 to December 31, 2024, and the income between RMB 1,000,000 and RMB 3,000,000 is ehall be included in the taxable income amount at a reduced rate of 25%, and the enterprise income tax shall be paid at a tax rate of 20% (i.e., effective rate is 5%).For the years ended December 31, 2022 and 2023, Shenzhen Tianyuemeng,Shenzhen Yushian and Shenzhen Yunao were eligible to employ this policy.

To the extent that we are unable to obtain similar above preferential rates in the future such that our current effective tax rate is not indicative of future results. As a result, the tax laws in the countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us and our affiliates.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in us by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions under SAT Bulletin 7. For transfer of shares in us by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. we may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Implementation of labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise changes our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the Social Insurance Law and the Regulations on the Management of Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and housing funds, and the employers must, together with their employees or separately, pay the social insurance premiums and housing funds for such employees.

As the interpretation and implementation of these laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our operations or any of our third-party service providers could significantly disrupt daily operation or our expansion plans and have a material adverse effect on our business.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the security review rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend the acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

The approval of the China Securities Regulatory Commission may be required in connection with our offerings under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Based on our understanding of the current PRC law, we reasonably believe that rules and regulations that the CSRC’s approval is not required for the trading of our ordinary shares on Nasdaq, given that:

●	we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we hold equity interests in our subsidiaries in the PRC; and

●	the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce (MOFCOM) of the PRC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

Furthermore, the M&A Rules purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through the acquisition of PRC domestic interests obtain the approval of the CSRC prior to the trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as this offering are subject to the CSRC approval procedures under the M&A Rules. We are not required to obtain approval from the CSRC under the M&A Rules for trading of our securities, but uncertainties still exist as to how the M&A Rules will be interpreted and implemented and the opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this and offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC Entities, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles. If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest of us, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. Although our shareholders who are PRC residents or entities have complied with SAFE Circular 37, we cannot assure you that all of our shareholders who are PRC residents or entities will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the People’s Bank of China Notice No. 9 (“PBOC Notice No. 9”). Any medium- or long-term loan to be provided by us to our PRC-based subsidiaries must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds we receive from our offshore financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures.

With respect to loans to our PRC subsidiaries by us, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the PRC subsidiaries. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under our business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our offshore financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds from our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated subsidiary in China, which may adversely affect our business, financial condition, and results of operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ordinary shares, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of our registered capital. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the Enterprise Income Tax Law of the PRC, or the PRC EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Governmental control of currency conversion may limit our ability to utilize revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, we may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC law.

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Our leased property interests may be defective and our rights to lease the properties affected by such defects may be challenged, which could adversely affect our business.

According to the PRC Land Administration Law, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. Some of the landlords of our leased locations have failed to provide the title certificates to us. Our rights to lease the premises may be interrupted or adversely affected if our landlords are not the property owners and the actual property owners should appear.

In addition, the title certificate usually records the approved use of the state-owned land by the government and the property owner is obligated to follow the approved use requirement when making use of the property. In the case of failure to utilize the property in accordance with the approved use, the land administration authorities may order the tenant to cease utilizing the premises or even invalidate the contract between the landlord and the tenant. If our use of the leased premises is not in full compliance with the approved use of the land, we may be unable to continue to use the property, which may cause disruption to our business.

The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central data security, anti-monopoly policies or local PRC governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest itself of any interest we then hold in Chinese properties.

The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from PRC authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the PRC government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to the investors, and could cause the value of our shares to significantly decline or become worthless.

Additionally, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities. However, the Opinions did not provide detailed rules and regulations. As a result, uncertainties remain regarding the interpretation and implementation of the Opinions.

As such, we and our PRC subsidiaries’ business segments may be subject to various government and regulatory interference in the provinces in which they operate. We and our PRC subsidiaries could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We and our PRC subsidiaries may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given the PRC government’s significant oversight and discretion over the conduct of our business, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares. Also, given recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, that any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors Relating to an Investment in Our Ordinary Shares

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct most of our operations in China and substantially all of our operations outside of the United States. Most of our assets are located in China, and substantially all of our assets are located outside of the United States. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See also “Risk Factors—Risk Factors Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.”

Our share price may be volatile and could decline substantially.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	actual or anticipated variations in the financial results and prospects of us or other companies in the holographic technology services industry;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other companies we compete with;

●	announcements by us or our competitors of new services and solutions, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of our ordinary shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of our ordinary shares.

We do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain future earnings, if any, to finance the further development and expansion of our business and does not intend to pay cash dividends in the foreseeable future. Any future determinations to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our ordinary shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

The sale or availability for sale of substantial amounts ordinary shares could adversely affect our market price.

Sales of substantial amounts of the ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of our ordinary shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our ordinary shares price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for our ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us, demand for our ordinary shares could decrease, which might cause our ordinary share price and trading volume to decline.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration. If and when the warrants become redeemable by us, we may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, we may redeem your warrants after they become exercisable for a number of shares of our ordinary shares determined based on the redemption date and the fair market value of our ordinary shares. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the- money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our ordinary shares had your warrants remained outstanding.

If we cannot satisfy, or continue to satisfy, the requirements and rules of Nasdaq, our securities may may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, 300 round lot shareholders and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ordinary shares is a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Our ordinary shares are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association, register of mortgages and charges and any special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could remain an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. we cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in revenues for its last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, it may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we are deemed a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, rights or warrants, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception. Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Moreover, if we determine that we are a PFIC for any taxable year, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to our warrants in all cases. U.S. holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of our ordinary shares, rights and warrants. For a more detailed explanation of the tax consequences of PFIC classification to U.S. holders.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation), incorporated in Cayman Island on May 9, 2018. , it entered into the Merger Agreement dated September 10, 2021 (as amended on August 5, 2022 and August 10, 2022), by and among Golden Path, Golden Path Merger Sub, a Cayman Islands exempted company incorporated for the purpose of effectuating the business combination, and MC, a Cayman Islands exempted company.

Pursuant to the Merger Agreement, MC merged with the Golden Path Merger Sub and survive the merger and continue as the surviving company and a wholly owned subsidiary of Golden Path and continue its business operations (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”).

On September 16, 2022, in accordance with the Merger Agreement, the closing of the Business Combination (the “Closing”) occurred, pursuant to which Golden Path issued 44,554,455 ordinary shares to MC shareholders. As a result of the consummation of the Business Combination, MC became a wholly owned subsidiary of Golden Path which changed its name to MicroCloud Hologram Inc.

On September 19, 2022, the ordinary shares and public warrants outstanding upon the Closing began trading on the NASDAQ under the symbols “HOLO” and “HOLOW,” respectively.

On September 30, 2023, we disposed of all our equity interests in Shenzhen Tianyuemeng and Shenzhen Youshi.

Our principal executive office is located at Room 302, Building A, Zhong Ke Na Neng Building, Yue Xing Sixth Road, Nanshan District, Shenzhen, People’s Republic of China. Our registered office address in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. SEC maintains a website (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that are filed electronically with the SEC.

B.	BUSINESS OVERVIEW

We are committed to providing leading holographic technology services to our customers worldwide. Our holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). We also provide holographic digital twin technology services for customers and have built a proprietary holographic digital twin technology resource library. Our holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of our holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. Our holographic digital twin technology and resource library have the potential to become the new norm for the digital twin augmented physical world in the near future. We are also a distributer of holographic hardware and generates revenue through resale.

We provide a broad range of holographic technology services in the holographic industry. Our holographic solutions and technology services are capable of meeting the complex and multi-faceted holographic technology needs of our customers.

Our cutting-edge holographic LiDAR system is used in ADAS, allowing equipped automobiles and other vehicles to capture high-resolution 3D holograms and achieve ultra-long detection distance. Our holographic LiDAR solutions allow the automotive industry to break free from bulky mechanical rotating scanning systems and traditional sensors to solid-state LiDAR sensor with more components and smaller dimensions that can meet the demanding performance, safety, and cost requirements of our customers.

Our holographic ADAS provide a rich and safe set of autonomous control programs for vehicles. The point cloud algorithm for holographic LiDAR can detect and track obstacles, thereby avoiding and mitigating automotive collisions with both moving and static objects, including pedestrians and other vulnerable road obstacles and vehicles. By predicting and monitoring collision, our holographic LiDAR system calculates effective collusion mitigation plans by comparing the trajectory of an object with the trajectory of the moving vehicle to identify and avoid emergency situations while providing optimal comfort and safety to the driver. Due to its effectiveness, our holographic ADAS are being deployed at an increasing rate in the automotive industry.

As automakers and leading mobile and technology companies seek comprehensive digital perceptual solutions to accelerate and scale production for their autonomous driving programs, we believe that our holographic LiDAR can take advantage of this market trend to achieve excellent solutions for mass production of large-scale autonomous driving programs and vehicles.

Moreover, we are aligned to the rapid development of the Internet of Things, machine learning, and artificial intelligence (“AI”). Our holographic LiDAR solution is not only applicable to the field of intelligent vehicles but also applicable to robots, unmanned aerial vehicles (“UAVs”), advanced security systems, intelligent city development, industrial automation, environment, and mapping.

Our holographic digital twin technology resource library is built upon extensive holographic data modelling, simulation and bionics technology, culminating in a comprehensive holographic digital twin resource library which holographic developers and designers count on. Our digital twin resource library integrates holographic bionics and simulation digital models, as well as various holographic software technologies about holographic spatial positioning, dynamic capture, holographic image synthesis, which are open to all our users. We also provide customized holographic digital twin technology integration services for enterprise customers with unique commercial demands.

With each technological advancement and product iteration, we continue to lay a solid foundation for increased competitiveness and long-term strategic development. We aim to continually provide customers with high-quality holographic technology services by dedicating significant resources to research and development in advanced holographic technology so as to achieve steady growth of revenue and improvement of market share for the benefit of shareholders.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Leading holographic technology service provider with proprietary technology protected by comprehensive intellectual property rights

We are one of the leading holographic digitalization technology service providers in China in terms of total revenue and the number of total intellectual property rights, which allows us to stay in the forefront of customers’ demands.

Scalability culminating from broad and diverse customer base and alignment with stable strategic relationships with major industry participants

As one of the first companies on the market to enter into the rapidly evolving holographic technology industry, we are capable of taking advantage of our mature holographic technology service scheme to further reduce the overall costs of holographic technology services to our customers and to realize the large-scale application of holographic technology service. We have continuously invested in holographic technology, talented personnel, and marketing, which enables us to build up a solid brand image among our customers and seize a considerable market share. We have also established exceptional marketing channels and rich resources to attract and interact with both upstream and downstream industry participants. Rooted in deep understanding of local market dynamics, our accurate marketing positioning and corresponding marketing capacity have conceived a strong brand and expanded the coverage of our channels, further securing our market position.

Strong R&D capabilities with leading innovations in the holographic technology services industry

We believe that we are well-positioned to capture the growth of China’s holographic technology industry. We intend to strengthen and further secure our market leading position by reinforcing R&D development to continuously drive innovation in holographic technology, including innovations in holographic LiDAR technology, intelligent holographic vision, and holographic digital twin technology.

Leading holographic technology professionals led by an experienced and visionary management team

We have a seasoned management team that is well experienced in China’s information technology industry. With a focus on research and development, operation and management, and human resources, the team is led by Mr. Guohui Kang, who has been serving as our director and chief executive officer since September 2022, and supported by an exceptional research and development team members. Our core staff generally have many years of working experience in areas such as computer, software, computer graphic processing, data algorithm, and neural networks. Staying at the forefront of technological development and focusing on R&D, we retain a stable team of exceedingly qualified professionals specialized in holographic technology service, holographic LiDAR application, and holographic digital twin technology.

Strong culture and values driving the sustainable and healthy environment

We adhere to our corporate culture and values to nourish a sustainable corporate environment and attract talented team members. Our slogan is “customer oriented — nurture cooperation — win-win achieved.” We also believe that customers’ demands determine the corporate strategy and development orientation, and innovation drives core competencies. Guided by such values, we have successfully built up strong and long-term relationships with our customers and continuously optimized our talent pool and the comprehensive quality of our team members, all of which have contributed to our sustainable and rapid development.

Our Growth Strategies

We plan to implement the following strategies to achieve our mission and further grow our market position:

We will continue to expend significant resources in the research and development of holographic technology

Research and development of in-demand technology combined with sustained output and continuous innovation sets the foundation of our market competitiveness. We endeavor to strengthen our market-leading position by further increasing investments in research and development, retaining talented individuals in the field of holographic technology, holographic LiDAR systems, and computer image processing for the purpose of expanding the range of proprietary technology and IP rights. More specifically, we are focused on developing our autonomous driving, 5G, AI, and machine learning technologies for the purpose of building a rich product line, and innovative and technologically leading services. To align with the development of the holographic ADAS industry, we aim to provide strong support for businesses in the field of autonomous driving. Our development report in ADAS includes hardware, software, and solutions upgraded by way of continuously developing new iterations of ADAS products and services through stepping up efforts in research and development.

We plan to promote the implementation of holographic technology in broader mass market

While holography continues to proliferate, we believe the holographic LiDAR market remains underpenetrated both in China and globally. Based on holographic technology services, we will seize the opportunity of the development of the internet information technology industry in the new era and give full play to our leading advantages in talents, technology, and in-depth cooperation with industry partners and customers. Our holographic technology solutions could not only upgrade traditional industries, but also be implemented in newly emerging industries due to our deeply rooted understanding of technological transformation. Specifically, we will promote the wide application and development of holographic technology services in automotive electronics, digital twin and other fields and help the intelligent upgrading of related industries to realize the sustainable, rapid, and healthy development of our business.

We will continue to cooperate closely with the upstream and downstream of the industry chain

Focusing on organic business growth, we will pay close attention to the demand for new technology throughout the industries in which we operate. Through the long-term and close cooperative relationship established with the partners in the industry chain, we seek to develop and deploy new technology ahead of customers’ demands so that we can quickly synergize with both upstream and downstream industry partners to identify and devise solutions to potential opportunities at an early stage, and jointly solve key hurdles along the process so that the new technological solutions can be commercialized in the shortest time possible.

We will continue to develop and cultivate talented individuals

We have always regarded our talented team members as our most valuable resource. As a key driver to enterprise development, we have established an effective personnel training system and will continue to improve and upgrade such system to enhance its effectiveness. We will continue to build and promote core competencies of our employees through internal training, internal competition, external communication, and other effective means. In addition, we will seek to establish and test more effective incentive mechanisms, to actively create a working environment conducive to the development of our personnel, and to improve the cohesion and centripetal force of our employees, corporate culture, and business philosophy, so as to attract and retain more competitive talents.

Technology

We have developed powerful, cutting-edge holographic technologies.

Holographic Digital Technology

Holography refers to the expression of all information of things. The advantage of holography lies in the expression of holographic space. It is another carrier of information in society. Holographic display technology is different from other traditional 3D display technologies in that it does not rely on any external devices like 3D glasses and helmets. Comparatively speaking, holographic display technology has the advantages of unlimited viewing angle, omni-directional viewing and no difference from the real object, and it can also interact with holographic imaging in-depth, which is a new breakthrough in touch sensing interaction and meets the goal of natural reality and three-dimensional visual effect.

Holographic digital technology is the combination of computer technology, holographic technology, and electronic imaging technology. It records holograms through electronic components and realizes real-time image processing. At the same time, the digital image can be quantitatively analyzed by computer, the intensity and phase distribution of the image can be obtained by calculation, and the superposition of multiple holograms can be simulated, so that the recording and reproduction of holograms can be truly digitized.

As communication technology enters the 5G era, the rapid development and popularization of cloud computing, big data, AI, and other technologies have promoted the development of holographic digital technology. we believe that holographic digital technology will become the technical foundation of the next generation of the Internet. We believe that the next generation of Internet will be holographic space Internet and hopes that through our continuous attempts and breakthroughs in holographic technology, we can lay a foundation for wide adoption by the mass market.

We believe that the combination of holographic technology and digitization is of great significance in promoting the development of social economy and culture. With the development of technology, the application of holographic digital technology is becoming more market oriented. For example, in the automotive field, the holographic digital technology is applied to the navigation, and the navigation is projected on the front window, so that the driver can clearly know the route without bending his head, which greatly improves the driving safety. The application in the medical field is also of great practical significance. The use of holographic digital technology can record the vibration and deformation of organs in the human body in a three-dimensional way, which can be measured by the interference fringes on the hologram. The second exposure technology of holographic LiDAR can also analyze the changes of human organs, so as to find out the location and size of lesions. For example, the use of holographic digital technology can detect the location of malignant tumors and contribute to the early diagnosis and treatment of cancer. Because of the non-destructive property of digital hologram, it is considered to be the best method to detect human internal organs. Of course, digital hologram technology is also widely used in clinical examination. In addition, in the field of aerospace, holographic digital technology also has broad application prospects, such as the use of holographic digital technology can simulate the real outer space for real perception training, which brings great significance to the training of astronauts.

With the continuous expansion of the application field of holographic digital technology, we believe that in the future, holographic digital technology will become an irreplaceable part of society.

Holographic LiDAR Technology

LiDAR is a combination of laser, global positioning system (“GPS”) and inertial navigation system (“INS”) technology and is used to obtain point cloud data and generate accurate digital three-dimensional model. Laser itself has a very accurate ranging capability and its ranging accuracy can reach several centimeters. In addition to the laser itself, the accuracy of LiDAR system also depends on the synchronization of laser, GPS, and inertial measurement unit (“IMU”). Holographic LiDAR is an active measurement device that detects the precise distance between the object and the sensor by emitting a laser beam, including a transmitting unit, a receiving unit, a scanning unit and a data processing unit. The distance is determined by measuring the time difference and phase difference of the laser signal, and the angle is measured by horizontal scanning. According to these two parameters, a two-dimensional polar coordinate system is established, and then the three-dimensional height information is obtained by different pitch angle signals.

With the development of commercial GPS and IMU, it has been widely used to obtain high-precision data from mobile platforms (such as automobiles) through LiDAR. LiDAR scanning can obtain point cloud data, which can be used to create 3D computer-aided design (“CAD”) models for manufacturing parts, quality inspection, diversified vision, cartoon production, 3D drawing, and mass communication tool applications. In addition, it can be used in the construction of digital 3D City, 3D terrain acquisition, 3D cultural relic reconstruction, cadastral survey, power inventory and other industries that need surveying and mapping modelling.

Holographic Intelligent Vision Technology

Holographic intelligent vision refers to the machine vision that uses camera and computer to simulate human vision to recognize, track and measure the target, and to further process the image through recognition and analysis, so that the computer processing becomes more suitable for human eyes to observe or transmit to the instrument for detection. Holographic intelligent vision plays an important role in the establishment of artificial intelligence system to obtain “information” from images or multidimensional data.

Holographic intelligent vision is the science of using computers to imitate human visual systems, which enables computer with the ability to extract, process, understand and analyze images and image sequences similar to human beings, and realize the perception and recognition of the three-dimensional scene of the objective world.

In the fields of autopilot, robot, intelligent medical and so on, it is necessary to extract information from the visual signal by holographic intelligent vision technology and carry out high-precision processing. Holographic intelligent vision technology used in holographic technology service includes holographic face recognition, holographic object, and scene recognition.

Holographic SDK Technology

Holographic SDK technology can collect holographic data through tactile feedback information, force feedback information and the movement of the observed object. The holographic virtual space is constructed by scene map switching, scene building and 3D geographic information; Holographic digital content editing is carried out by means of dynamic image processing, graphic display, and rectification. Through the control system of animation glare system, dynamic glare effect and dynamic conversion, the holographic digital effect is produced, and the holographic virtual digital control function is realized by light field dynamic fusion control system and holographic digital display software.

Our holographic SDK services include holographic data acquisition, holographic virtual space construction, holographic digital content editing, holographic digital effect production and holographic virtual digital control module, and 65 software kits, which can meet the current market demand for holographic software technology application, software development and other aspects. We will also continue to develop new functions according to the needs of customers to enrich the holographic SDK library.

MC HoloSDK
SDK
API
Users
User call MCloud HoloSDK through open API interface

Research and Development

We have a very outstanding R&D team responsible for the design and development of high-quality holographic products and services. They are experienced in holographic basic technology and hardware development. The professional background of the research and development team covers a wide range of aspects, including computer, software, computer graphic processing, data algorithm, and neural networks. Such extensive and in-depth working experience empowers the team’s services such as digital graphic lightweight, algorithm, data intelligence and image synthesis. We have focused on and will continue to focus on investment in our technology system.

We are committed to continuously strengthening and updating our information technology infrastructure and compatible hardware according to our annual development plan and based upon our assessment of market demand. The process of our self-development research and development is as follows: (1) research and development personnel raise new ideas for research and development based on the market situation and customers’ needs to complete the investigation report and decision analysis; (2) project approval and formulate product research and development plan; (3) development of product technology; (4) product testing and review; (5) launching of new product; and (6) promotion and application of the new product.

Intellectual Property

Intellectual property rights are critical to our success and competitiveness. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2023, we owned:

●	Trademarks: 6 registered trademarks in the PRC;

●	Patents: 157 patents in the PRC, mainly involving virtual vision imaging, motion capture, image acquisition and other related technologies;

●	Layout design of integrated circuit: 22 items in the PRC;

●	Software copyrights related to holography: 378 works of software copyrights related to holography in the PRC, including 65 core holographic functions SDK, which mainly involve holographic digital light field, panoramic display, virtual reality social simulation model application system, virtual reality human body model dynamic demonstration system, naked-eye 3D dynamic imaging control system, virtual reality standardization system, etc.;

●	Software copyrights related to virtual digital products: 1,695 items of virtual digital products and thousands of ultra-high-definition holographic models that have been established and are still increasing; and

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, we adopt and maintain relevant policies safeguarding our intellectual property rights through establishing an intellectual property management organization and specifying personnel for intellectual property protection, strengthening special training on intellectual property rights for employees, and establishing an intellectual property management system.

Competition

There are many other companies addressing various aspects/verticals of the holographic basic technology service market in China. Our competitors are mainly holographic software providers, holographic content service providers, and participants in the holographic intelligent electronics field and the holographic intelligent vision field.

We compete in an emerging and competitive industry for the following factors:

●	quality of the basic holographic technology;

●	richness and compatibility of high-quality holographic content;

●	strength and reputation of brand;

●	ability to enhance existing services to meet user preferences and needs;

●	capability to continuously expand customer base; and

●	ability to compete effectively with competitors.

We believe we offer a higher performance product, and we are capable to compete favorably and increase our market share. Our ability to remain competitive bases upon the quality of our holographic content, the ability to innovate and rapidly respond to customer needs, as well as the capability of acquiring complementary technologies, products and businesses to enhance the features and functionality of our applications.

Seasonality

We do not experience substantial seasonal fluctuations in our revenues and results of operations.

Sales and Marketing

We have formed a business model of “excellent technology research and development team + well experienced sales team.” A professional sales team, paired with advanced technology, enables us to maintain an advantageous position in the competition. We are dedicated to deepening our relationship with existing customers, develop relationships with new and potential customers, and on exploring untapped business opportunities. At the same time, we also emphasize on brand building and will establish a strong reputation and brand image by continuously producing high-quality technology services and contents.

Customers

We have provided holographic technology services for thousands of customers and has accumulated rich customer resources and diverse customer base in the industry. We work closely with government agencies, automotive electronics manufacturers, and software/content developers, etc. At present, we have a relatively well-established and comprehensive holographic technology service chain.

We have provided holographic technology services for numerous well-known and prestigious enterprises in the real estate, automobile, life insurance industries and so on. Customers usually enter into framework service agreements with us, based upon which we will provide holographic technology services and receive corresponding product and service fees in return from the customers. We maintain a diverse customer base, for the years ended 31 December 2022 and 31 December 2023, 12.9% and 37.2% of our total revenue came from one and two customers, respectively.

We believe that our continuous attraction to and ability to retain large and medium-sized enterprise customers depend on our ability to meet their disparate needs as well as complex in-house deployment and integration needs. We also leverage our comprehensive business portfolio to serve small and medium enterprises, aiming to improve customer satisfaction and expand cross selling and up selling opportunities.

Suppliers

We have a diverse base of suppliers who view us as integral partners in the supply chain. We have strong relationships with our suppliers due to our market position, substantial purchasing scale, national footprint and rich customer resources. We believe we are one of the largest volume customers for many of our suppliers, leading to favorable purchasing arrangements regarding product availability, payment terms and pricing. Our size and scale, supplier relationships, and technical knowledge of products and services enable us to receive favorable treatment. Our largest single supplier represented 37.6% of expenditures in fiscal 2023, and our top ten suppliers represented 90.4% of total product expenditures during the same period. We strategically conduct business with our top suppliers in order to optimize our scale advantages, but we also have the flexibility to source the majority of our purchase from a number of alternate suppliers when necessary.

Employees

As of December 31, 2023, we had 46 full-time employees and we did not have part-time employees. All our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2023:

Function	full-time employees
Research and Development	18
Business and Marketing	19
Administrative, Human Resources and Finance	9
Total	46

Under the PRC law, we participate in various employee social security plans organized by municipal and provincial government for our PRC-based full-time employees, including pension unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing fund. We are required under PRC law to pay specified percentages of the salaries, bonuses, and certain allowances to the employee benefit plans for our PRC-based full-time employees on a monthly basis, with the maximum amount determined by the local governments in China.

We sign labor contracts and standard confidentiality and non-compete agreements with our key employees. We believe that we maintain a good working relationship with our employees with no labor disputes. None of our employees are represented by labor unions.

Facilities

Our headquarters are located Room 302, Building A, Zhong Ke Na Neng Building,Yue Xing Sixth Road, Nanshan District, Shenzhen,People’s Republic of China 518000. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future needs.

Insurance

We do not maintain insurance policies covering damages to our Information Technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Regulations

We are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. The following is a summary of the principal PRC laws and regulations relating to our business and operations within the territory of the PRC.

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by Ministry of Commerce, or MOFCOM, and National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

The MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments.

On March 15, 2019, the Foreign Investment Law was formally issued, and become effective on January 1, 2020, on which Regulation for the Implementation of Foreign Investment Law of the People’s Republic of China and Measures for Reporting of Information on Foreign Investment become effective. The Foreign Investment Law and its implementation regulation mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management. Comparing with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts such as “De facto control” and “controlling PRC companies by contracts or trusts”, nor did it specify the regulation requirements on controlling through contractual arrangements. Pursuant to Measures for Reporting of Information on Foreign Investment, a foreign investor or foreign-invested enterprise shall, through the enterprise registration system and the enterprise credit information disclosure system, report investment information to the competent departments in charge of commerce. The foreign investment information reports include the initial report, report of changes, report of deregistration, and annual report.

Regulations on Infringement upon Intellectual Property Rights via Internet

The Civil Code of the People’s Republic of China, which was adopted by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, provides that (i) network users and network service providers shall assume tort liability if they infringe upon another person’s civil rights and interests through the network. Where it is otherwise prescribed in law, such provisions shall prevail; (ii) where a network user commits any tortious act through network services, the right holder shall have the right to notify the network service provider to take necessary action such as deletion, block or disconnection. The notice shall include preliminary evidence of the infringement and the real identity information of the right holder. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the network service provider fails to take necessary action after being notified, it shall assume joint and several liability with the network user with regard to the aggravated part of the damage. If the network user or network service provider is damaged due to wrong notice, the right holder shall assume tort liability. Where it is otherwise prescribed in law, such provisions shall prevail; (iii) Where a network service provider knows or should have known that a network user is infringing upon another person’s civil rights and interests through its network service but fails to take necessary action, it shall assume joint and several liability with the network user.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application. Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties. When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million.

Software Copyright Law

On September 7, 1990, Standing Committee of the National People’s Congress promulgated The Copyright Law of the PRC or the Copyright Law, which was amended on October 27, 2001 and April 1, 2010. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

The Computer Software Copyright Registration Measures or the Software Copyright Measures promulgated by the National Copyright Administration on April 6, 1992, which was amended on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The National Copyright Administration of China shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Centre of China (the “CPCC”), is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which conforms to the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Regulation on Domain Name

The domain names are protected under the Administrative Measures for Internet Domain Names promulgated by MIIT on August 24, 2017, the effective date of which was November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

Regulations on Marketing Business

The Advertising Law of the PRC (the “Advertising Law”), which took effect on February 1, 1995 and was last amended on October 26, 2018, regulates contents of advertisements, codes of conduct for advertisers, and the supervision and administration of the advertising industry. It also stipulates that advertisers, advertising operators, and advertisement publishers shall abide by the Advertising Law and other laws and regulations, be honest and trustworthy, and compete in a fair manner in advertising business.

According to the Advertising Law, if advertising operators know or should have known the content of the advertisements is false or deceptive but still provide advertising design, production and agency services in connection with the advertisement, they might be subject to penalties, including confiscation of revenue and fines, and the competent PRC authority may suspend or revoke their business licenses.

The Interim Measures for the Administration of Internet Advertising (the “Interim Measures on Internet Advertising”), which took effect on September 1, 2016, regulate advertising activities conducted via the internet. According to the Interim Measures on Internet Advertising, advertisements published or distributed via the internet shall not interfere with users’ normal use of the internet. For example, advertisements published on web page pop-up windows or in others forms shall be clearly marked with a “close” sign to ensure a “Click to close”. No entity or individual may induce users to click on the contents of an advertisement through deception. An internet advertisement publisher or advertising operator shall establish and maintain an acceptable registration, examination and file management system for its advertisers; examine, verify and record the identity information of each advertiser. The Interim Measures on Internet Advertising also require internet advertisement publishers and advertising operators to verify related supporting documents, check the contents of the advertisement and prohibits them from designing, producing, providing services or publishing any advertisement if the content and supporting documents do not match each other or the documentary evidence thereof are insufficient.

Regulations on Information Security and Privacy Protection

Internet content in the PRC is regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress (the “SCNPC”) enacted the Decisions on the Maintenance of Internet Security, which took effect on December 28, 2000 and was last amended on August 27, 2009, to subject persons to criminal liabilities in the PRC for any attempt to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administration Measures on the Security Protection of Computer Information Network with International Connections, which took effect on December 30, 1997 and was last amended on January 8, 2011, prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Provisions on the Technical Measures for the Protection of the Security of the Internet, which was promulgated by the MPS and took effect on March 1, 2006, require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including users registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its website. In accordance with the Circular of the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and The Information Office of the State Council on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security which took effect on June 22, 2007, the security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which took effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in PRC and the personal information includes a user’s name, birth date, identification card number, address, phone number, account number, password and other information that can be used for identifying a user and time and place the user uses the aforementioned service. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of user’s information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Several Provisions on Regulation of the Market Order of Internet Information Service, which took effect on March 15, 2012, stipulate that without the consent of users, internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information, nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations.

In accordance with the Cyber Security Law of the PRC, which took effect on June 1, 2017, network operators shall comply with relevant laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC. The purchase of network products and services that may affect national security shall be subject to national cyber security review. The Measures for

Cybersecurity Review, which took effect on June 1, 2020, provide for more detailed rules regarding cyber security review requirements. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (the “Interpretations”), which took effect on June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which will become effective on November 1, 2021. The PIPL curbs collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Violations of the PIPL may result in warnings and forced corrections, confiscation of corresponding income, suspension of related services, and fines.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Risk Factors — Risks Related to Doing Business in China — The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Taxation

Corporate Income Tax

In accordance with the EIT Law, which took effect on January 1, 2008 and was last amended on December 29, 2018 and the Implementation Regulation for the Enterprise Income Tax Law of the PRC which took effect on January 1, 2008 and was last amended on April 23, 2019 (collectively, the “EIT Laws”), taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries (or regions) but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries (or regions) and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises in China but have income generated from China. According to the EIT Laws, foreign invested enterprises in the PRC are subject to corporate income tax at a uniform rate of 25%. For a non-resident enterprise having no office or establishment inside China, or for a non-resident enterprise whose incomes have no actual connection to its institution or establishment inside China, a withholding tax of 10% will be levied for the income derived from China.

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC.

In accordance with the EIT Laws, a high-tech enterprise which has independent intellectual property rights and complies with the rules of corporate income tax and other relevant laws and regulations enjoys a reduced corporate income tax rate of 15%. The specific standards and procedures for the management of identification of high-tech enterprises are stipulated in the Measures for the Administration of the Certification of High-tech Enterprises which were jointly issued by the Ministry of Science and Technology, the MOF and the SAT on April 14, 2008, took retroactive effect on January 1, 2008 and were amended on January 29, 2016, took retroactive effect on January 1, 2016.

Dividend Tax

Pursuant to the EIT Laws, income from equity investment between qualified PRC resident enterprises such as dividends and bonuses, which refers to investment income derived by a resident enterprise from its direct investment in another resident enterprise, is tax-exempt.

In addition, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income which took effect in the PRC on January 1, 2007, a the PRC resident enterprise which distributes dividends to its Hong Kong shareholders should pay income tax according to the PRC law. However, if the beneficiary of the dividends is a Hong Kong resident enterprise, which directly holds no less than 25% equity interests of the aforesaid enterprise (i.e. the dividend distributor), the tax levied shall be 5% of the distributed dividends.

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements which took effect on February 20, 2009, all of the following requirements shall be satisfied in order to enjoy the preferential tax rates provided under the tax agreements: (i) the tax resident that receives dividends should be a company as provided in the tax agreement; (ii) the equity interests and voting shares of the PRC resident company directly owned by the tax resident reach the percentages specified in the tax agreement; and (iii) the equity interests of the Chinese resident company directly owned by such tax resident at any time during the twelve months prior to receiving the dividends reach a percentage specified in the tax agreement. On February 3, 2018, the SAT issued the Notice on Certain Issues regarding Beneficial Owner in Tax Treaties which took effect on April 1, 2018 provides clearer guidelines and adopts comprehensive assessment approaches when determining whether a company can be qualified as Beneficial Owner, so as to enjoy the preferential tax rate on dividends.

Pursuant to Notice on Widening the Applicable Scope of the Policy of Temporary Exemption of Withholding Taxes on the Direct Investment Made by Overseas Investors with Distributed Profits which took effect on January 1, 2018, where the profits distributed by a resident enterprise within the territory of China to an overseas investor are directly invested in an investment project which is not in the prohibited category and is in conformity with the specified conditions, the project shall be governed by the deferred tax payment policy and be temporarily exempt from withholding income tax.

VAT

According to the Provisional Regulations on Value-added Tax of the PRC which took effect on January 1, 1994 and was last amended on November 19, 2017, and the Provisional Implementation Rules of the Provisional Regulations on Value-added Tax of the PRC which was last amended on October 28, 2011 and subsequently enforced on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC shall pay VAT. According to the Circular on Comprehensively Promoting the Pilot Program of the Collection of VAT in Lieu of Business Tax, which took effect on May 1, 2016, the pilot practice of levying VAT in lieu of business tax was extended nationwide to the sale of services, intangible assets or property.

According to the Circular of the Ministry of Finance (the “MOF”) and SAT on Adjusting Value-added Tax Rates which took effect on May 1, 2018, where a taxpayer engages in a taxable sales activity for the VAT purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10% respectively, and are further adjusted to be 13% and 9% respectively in accordance with the Announcement of the MOF, the SAT and the General Administration of Customs on Deepening the Policies Related to Value-Added Tax Reform which took effect on April 1, 2019.

Urban Maintenance and Construction Tax as well as Education Surtax

In accordance with the Provisional Provisions on the Collection of Educational Surtax, which was last amended on January 8, 2011, all entities and individuals who pay consumption tax, VAT and business tax shall also be required to pay educational surtax. The educational surtax rate is 3% of the amount of VAT, business tax and consumption tax actually paid by each entity or individual, and the educational surtax shall be paid simultaneously with VAT, business tax and consumption tax. In accordance with the Provisional Regulations on Urban Maintenance and Construction Tax of the PRC which was last amended on January 8, 2011 and Circular of the State Administration of Taxation on Issues Concerning the Collection of the Urban Maintenance and Construction Tax, which took effect on March 12, 1994, any entity or individual liable to consumption tax, VAT and business tax shall also be required to pay urban maintenance and construction tax. Payment of urban maintenance and construction tax shall be based on the consumption tax, VAT and business tax which a taxpayer actually pays and shall be made simultaneously when the latter are paid. The rates of urban maintenance and construction tax shall be 7%, 5% and 1% for a taxpayer in a city, in a county town or town and in a place other than a city, county town or town respectively.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulation on Foreign Exchange

In accordance with the Foreign Exchange Administrative Regulations of the PRC which was last amended on August 5, 2008, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but are not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval/registration of the SAFE is obtained.

In accordance with the Administration Rule on the Settlement and Sale of and Payment in Foreign Exchange, which took effect on July 1, 1996, a foreign invested enterprise is allowed to process the settlement and sale of and payment in foreign exchange for capital account items after submitting valid commercial documents and getting approval from the SAFE. According to the Circular 13, which took effect on June 1, 2015, certain of the aforementioned approval rights of the SAFE are authorized to designated banks.

Pursuant to the Circular 19 which took effect on June 1, 2015, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which took effect on June 9, 2016, whose main business is investment, are allowed to make equity investment in PRC using the Renminbi funds converted from its registered capital. Meanwhile, the use of such Renminbi funds converted cannot be:

●	directly or indirectly used for the payment beyond the business scope of the enterprises or any payment prohibited by national laws and regulations;

●	unless otherwise provided by laws and regulations, directly or indirectly used or investment in securities or other financial products investment (except the bank capital-protection products);

●	granting loans to non-related enterprises unless permitted under the scope of business; or

●	for construction or purchase of real estate not for self-use, save for real estate enterprises.

In October 2019, the SAFE released the Notice on Further Promoting the Facilitation of Cross-border Trade and Investment, which, among others, cancelled the restrictions on the domestic equity investment by non-investment foreign-funded enterprises with their capital funds and non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing special administrative measures (Negative List) for foreign investment access are not violated and the projects invested thereby in China are true and legitimate.

In addition, foreign invested enterprises are allowed to settle foreign exchange capitals on a discretionary basis; the foreign invested enterprises may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis. The SAFE may adjust the foregoing percentage as appropriate based on prevailing international balance of payments.

In accordance with the Circular 37 which took effect on July 4, 2014, a “special purpose vehicle” means an overseas enterprise directly established or indirectly controlled by a domestic resident (including domestic institutions and domestic individual residents) for the purpose of engaging in investment and financing with the domestic enterprise assets or interests he legally holds, or with the overseas assets or interests he legally holds. Domestic residents establishing or taking control of a special purpose vehicle abroad which makes round-trip investments in PRC are required to file foreign exchange registration with the local foreign exchange bureau. According to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, the initial foreign exchange registration for establishing or taking control of a special purpose company by domestic residents can be filed with a designated bank, instead of the local foreign exchange bureau.

Pursuant to the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “Circular 3”) which took effect on January 26, 2017, stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulation on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005 and 2013;

●	Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

●	Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. In our case, the CSRC approval was considered not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Market given that (i) our PRC subsidiary was directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review for Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, scopes of review and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment will lead the task together with the Ministry of Commerce. Foreign investor or relevant parties in China must declare the security review to the aforesaid office prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies, and other important fields relating to national security and obtaining control in the target enterprise.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which requires that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information with the CSRC. If a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties such as warnings and fines. On the same day, the CSRC also issued the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments) which, among others, sets forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on these two drafts ended on January 23, 2022. On February 17, 2023, the CSRC promulgated a new set of regulations that consists of the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which had become effective on March 31, 2023.

Loans by Foreign Companies to their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

The Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise was promulgated by SAIC on February 17, 1987 and effective on March 1, 1987. According to these provisions, with respect to a sino-foreign equity join venture, the registered capital shall be (i) no less than seven-tenths of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than one-half of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than two-fifths of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than one-third of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = © outstanding amount of RMB and foreign currency denominated cross-border financing x maturity risk conversion factor x type risk conversion factor + © outstanding foreign currency denominated cross-border financing x exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of December 31, 2023,.

Reverse Stock Split

A Reverse Stock Split of the ordinary shares, par value $0.001 of the Company became effective at 9:00AM EST, on February 2, 2024 (the “Effective Date”). Pursuant to the Reverse Stock Split, every ten (10) shares of ordinary shares issued on the Effective Date was combined into one (1) share of ordinary share, par value $0.001, and the authorized share capital of the Company was reduced from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each to US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each.

After the Reverse Stock Split, the Company’s ordinary shares have the same proportional voting rights and is identical in all other respects to the Ordinary Shares prior to the effectiveness of the Reverse Stock Split.

Company’s Warrant to Purchase Ordinary Shares

In connection with the Reverse Stock Split, the Exercise Price (as such term is defined in the Company’s Warrant Agreement dated June 21, 2021) was adjusted from $11.50 to $115, with a proportionate adjustment downwards to the shares underlying the warrants, as further described in section 4.2 of the Warrant Agreement. The Exercise Price adjustment was made pursuant to section 4.3.1 of the Warrant Agreement.

D.	PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Shenzhen, China. We currently lease approximately 1195.96 square meters of office space in the aggregate. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with GAAP, included elsewhere in this Annual Report. This discussion contains forward-looking statement that involves risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are committed to providing leading holographic technology services to our customers worldwide. Our holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). We also provide holographic digital twin technology services for customers and have built a proprietary holographic digital twin technology resource library. Our holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of our holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. Our holographic digital twin technology and resource library have the potential to become the new norm for the digital twin augmented physical world in the near future. We are also a distributer of holographic hardware and generates revenue through resale.

We provide a broad range of holographic technology services in the holographic industry. Our holographic solutions and technology services are capable of meeting the complex and multi-faceted holographic technology needs of our customers.

Our cutting-edge holographic LiDAR system is used in ADAS, allowing equipped automobiles and other vehicles to capture high-resolution 3D holograms and achieve ultra-long detection distance. Our holographic LiDAR solutions allow the automotive industry to break free from bulky mechanical rotating scanning systems and traditional sensors to solid-state LiDAR sensor with more components and smaller dimensions that can meet the demanding performance, safety, and cost requirements of our customers.

Our holographic ADAS provide a rich and safe set of autonomous control programs for vehicles. The point cloud algorithm for holographic LiDAR can detect and track obstacles, thereby avoiding and mitigating automotive collisions with both moving and static objects, including pedestrians and other vulnerable road obstacles and vehicles. By predicting and monitoring collision, our holographic LiDAR system calculates effective collusion mitigation plans by comparing the trajectory of an object with the trajectory of the moving vehicle to identify and avoid emergency situations while providing optimal comfort and safety to the driver. Due to its effectiveness, our holographic ADAS are being deployed at an increasing rate in the automotive industry.

As automakers and leading mobile and technology companies seek comprehensive digital perceptual solutions to accelerate and scale production for their autonomous driving programs, we believe that our holographic LiDAR can take advantage of this market trend to achieve excellent solutions for mass production of large-scale autonomous driving programs and vehicles.

Moreover, we are aligned to the rapid development of the Internet of Things, machine learning, and artificial intelligence (“AI”). Our holographic LiDAR solution is not only applicable to the field of intelligent vehicles but also applicable to robots, unmanned aerial vehicles (“UAVs”), advanced security systems, intelligent city development, industrial automation, environment, and mapping.

Our holographic digital twin technology resource library is built upon extensive holographic data modelling, simulation and bionics technology, culminating in a comprehensive holographic digital twin resource library which holographic developers and designers count on. Our digital twin resource library integrates holographic bionics and simulation digital models, as well as various holographic software technologies about holographic spatial positioning, dynamic capture, holographic image synthesis, which are open to all our users. We also provide customized holographic digital twin technology integration services for enterprise customers with unique commercial demands.

With each technological advancement and product iteration, we continue to lay a solid foundation for increased competitiveness and long-term strategic development. We aim to continually provide customers with high-quality holographic technology services by dedicating significant resources to research and development in advanced holographic technology so as to achieve steady growth of revenue and improvement of market share for the benefit of shareholders.

We generate revenues primarily through (i) sales of product related to holographic solutions services, which include LiDAR and other holographic technology hardware products, licensing and content products, and technology development service, and (ii) services related to holographic technology services, which include holographic technology advertising, software development kit (“SDK”) service, and promotion services.

Our total revenues were RMB 358.6 million, RMB 487.9 million and RMB 203.5 million, (USD 28.9 million) for the year ended December 31, 2021, 2022 and 2023, respectively. We recorded a net income of RMB 81.2 million, net loss of RMB 136.5million and net loss of RMB 81.6 million (USD 11.6 million) for the years ended December 31, 2021, 2022 and 2023 respectively.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for Holographic technology services

Approximately 63.2%,68.4% and 66.4% of our revenues were generated from our Holographic technology services for the years ended December 31, 2021, 2022 and 2023 respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our Holographic technology services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

Research and development of in-demand technology combined with sustained output and continuous innovation sets the foundation of our market competitiveness. We endeavor to strengthen our market-leading position by further increasing investments in research and development, retaining talented individuals in the field of holographic technology, holographic LiDAR systems, and computer image processing for the purpose of expanding the range of proprietary technology and IP rights. More specifically, we are focused on developing our autonomous driving, 5G, AI, and machine learning technologies for the purpose of building a rich product line, and innovative and technologically leading services. To align with the development of the holographic ADAS industry, we aim to provide strong support for businesses in the field of autonomous driving. Our development report in ADAS includes hardware, software, and solutions upgraded by way of continuously developing new iterations of ADAS products and services through stepping up efforts in research and development. To achieve this end, we intend to further expand research and development capabilities and efforts in holographic digital twin services, software, and holographic content resource library. Our research and development expenses were approximately RMB 145.3 million, RMB 331.3 million and RMB 78.7 million (USD 11.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Our ability to pursue strategic opportunities for growth

We intend to continually pursue strategic acquisitions and investments in selective technologies and businesses to enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen its competitive position in the future. our ability to identify and execute strategic acquisitions and investments will likely affect our operating results over time.

Our ability to expand its application fields and to diversify its customer base

Currently, the primary source of our revenue is derived from providing holographic technology, hardware products and holographic solutions for enterprises in the manufacturing and Internet industries. With increasing awareness and acceptance of this holographic technology, we expect that more applications will be identified to magnify the value of this technology, such as the industry of the Internet, finance, local government, and manufacturing industries that have strong demand for data empowerment. Expand the scenario application of holographic services. Our ability to expand its application fields and diversify its customer base may affect our operating results in the future.

Key Components of Our Results of Operations

Revenues

Effective January 1, 2019, we adopted ASC 606, Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for the years ended December 31, 2021,2022 and 2023 are presented under Topic 606. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those goods or services.

We generate revenues primarily through (i) sales of product related to holographic solutions services, which include LiDAR and other holographic technology hardware products, licensing and content products, and technology development service, and (ii) services related to holographic technology services, which include holographic technology advertising, software development kit (“SDK”) service, and promotion services.

Our breakdown of revenues for the years ended December 31, 2021, 2022 and 2023, respectively, is summarized below:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenues
Products	102,209,275	124,609,677	22,401,569	3,179,016
Services	256,440,023	363,329,187	181,146,436	25,706,563
Total revenue	358,649,298	487,938,864	203,548,005	28,885,579

Cost of Revenues

Our cost of revenues primarily includes (i) the costs of hardware products sold and cost paid to outsourced content providers, cost of third-party software development, and compensation expenses paid to our professionals related to the product sales and (ii) the costs paid to channel distributors of advertising services and compensation expenses paid to our professionals related to our service revenues.

Our breakdown of cost of revenues for the years ended December 31, 2021,2022 and 2023, respectively, is summarized below:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cost of revenues
Products	82,327,902	103,184,516	18,311,064	2,598,530
Services	26,295,146	161,495,031	110,985,242	15,749,961
Total cost of revenues	108,623,048	264,679,547	129,296,306	18,348,491

Selling expenses

Our selling expenses consist primarily of (i) compensation for selling personnel and (ii) travel expenses for its sales representatives.

General and administrative expenses.

Our general and administrative expenses consist primarily of (i) compensation for its management and administrative personnel, (ii) expenses in connection with its operation supporting functions such as legal, accounting, consulting and other professional service fees, and (iii) office rental, depreciation, and other administrative related expenses.

Research and Development Expenses

Our research and development expenses include salaries and other compensation-related expenses to our research and product development personnel, outsourced subcontractors, as well as office rental, depreciation, and related expenses for our research and product development team.

Results of Operations

Revenues

We generate revenues primarily through (i) sales of product related to holographic solutions services, which include LiDAR and other holographic technology hardware products, licensing and content products, and technology development service, and (ii) services related to holographic technology services, which include holographic technology advertising, software development kit (“SDK”) service, and game promotion services.

Our breakdown of revenues for the years ended December 31, 2021, 2022 and 2023, respectively, is summarized below:

	Year ended December 31,
	2021		2022		2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Revenues:
Products	102,209,275	28%	124,609,677	26%	22,401,569	11%
Services	256,440,023	72%	363,329,187	74%	181,146,436	89%
Total revenues	358,649,298	100%	487,938,864	100%	203,548,005	100%

Products Revenues

Our products revenues was RMB 22.4 million for 2023, compared to RMB 124.6 million and RMB 102.2 million, respectively, for 2022 and 2021.

The revenue of our products, which decreased by approximately RMB 102.2 million, or 82.0%, from approximately RMB 124.6 million for the year ended December 31, 2022, compared to approximately RMB 22.4 million (USD 3.2 million) for the year ended December 31, 2023. The decline is due to the reduced demand for holographic solutions from our customers.

Our products revenue increased by approximately RMB 22.4 million from approximately RMB 102.2 million for the year ended December 31, 2021, to approximately RMB 124.6 million for the year ended December 31, 2022. representing a 21.9% increase. The increase was mainly due to RMB 22.4 million increase from resale of market change that affected the demand of our products. Our customers are mainly in consumer electronics and communication which has faced increased in consumer demand for electronic devices.

Services Revenues

Our Services revenues was RMB 181.1 million for 2023, compared to RMB 363.3 million and RMB 256.4 million, respectively, for 2022 and 2021.

Our services revenue decreased by approximately RMB 182.2 million, or 50.1%, from approximately RMB 363.3 million for the year ended December 31, 2022, to approximately RMB 181.1 million for the year ended December 31, 2023. This decrease was mainly attributed to the overall market environment for Internet advertising, with lower customer demand and fewer customers.

Our services revenue increased by approximately RMB 106.9 million, or 41.7%, from approximately RMB 256.4 million for the year ended December 31, 2021, to approximately RMB 363.3 million for the year ended December 31, 2022. This increase was mainly attributed to the increased marketing efforts on the Internet advertising business, which tapped the potential demand of customers and increased the number of customers.

Cost of Revenues

Our cost of revenues primarily includes (i) the costs of hardware products sold and cost paid to outsourced content providers, cost of third-party software development, and compensation expenses paid to our professionals related to the product sales and (ii) the costs paid to channel distributors of advertising services and compensation expenses paid to our professionals related to our service revenues.

Our breakdown of cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively, is summarized below:

	Year ended December 31,
	2021		2022		2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cost of revenues:
Products	82,327,902	76%	103,184,516	39%	18,311,064	14%
Services	26,295,146	24%	161,495,031	61%	110,985,242	86%
Total cost of revenues	108,623,048	100%	264,679,547	100%	129,296,306	100%

Cost of Products Revenues

Cost of products revenues was RMB 18.3 million for 2023, compared to RMB 103.2 million and RMB 82.3 million, respectively, for 2022 and 2021.

Our cost of revenues for products sales decreased by approximately RMB 84.9 million, or 82.3%, from approximately RMB 103.2 million for the year ended December 31, 2022, to approximately RMB 18.3 million for the year ended December 31, 2023. The decrease in the cost of revenues was mainly due to the constantly decreasing product sales.

Our cost of revenues for products sales increased by approximately RMB 20.9 million, or 25.3%, from approximately RMB 82.3 million for the year ended December 31, 2021, to approximately RMB 103.2 million for the year ended December 31, 2022. The increase in the cost of revenues was mainly due to channel costs, which the Company has incurred channel costs with major internet advertising outlets such as internal portal, platform or applications to secure advertising space.

Cost of Services Revenues

Cost of services revenues was RMB 111.0 million for 2023, compared to RMB 161.5 million and RMB 26.3 million, respectively, for 2022 and 2021.

Our cost of revenues for services was approximately RMB 161.5 million for the year ended December 31, 2022 compared to approximately RMB 111.0 million for the year ended December 31, 2023.

Our cost of revenues for services was approximately RMB 26.3 million for the year ended December 31, 2021 compared to approximately RMB 161.5 million for the year ended December 31, 2022 which are mainly product costs.

	2021		2022		2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Operating expenses:
Selling expenses	5,257,331	3%	8,824,405	2%	6,692,316	4%
General and administrative expenses	20,058,463	12%	22,936,520	6%	65,354,201	43%
Research and development expenses	145,346,168	85%	331,274,831	92%	78,655,572	52%
Provision for doubtful accounts	515,345	0%	2,976,474	1%	857,713	1%
Change in fair value of warrant liabilities	0	0%	(4,415,328)	(1)%	(372,961)	0%
Total operating expenses	171,177,307	100%	361,596,902	100%	151,186,841	100%

Selling Expenses

Selling expenses were RMB 6.7 million for 2023, compared to RMB 8.8 million and RMB 5.3 million, respectively, for 2022 and 2021.

The selling expenses decreased by approximately RMB 2.1 million, representing a decline of 24.2%, from around RMB 8.8 million for the year ended December 31, 2022, to approximately RMB 6.7 million for the year ended December 31, 2023. This reduction primarily resulted from a decrease in salary and benefit expenditures related to our sales team. Although the pandemic was fully lifted in China by early 2023, its impact on our economy continues.

The selling expenses increased by approximately RMB 3.5 million, representing a increased of 67.8%, from around RMB 5.3 million for the year ended December 31, 2021, to approximately RMB 8.8 million for the year ended December 31, 2022. This increase was primarily due to the increase of sales and marketing activities for our business development in 2022.

General and administrative expenses

General and administrative expenses were RMB 65.4 million for 2023, compared to RMB 22.9 million and RMB 20.1 million, respectively, for 2022 and 2021.

General and administrative expenses increased from RMB 22.9 million for the year ended December 31, 2022 to approximately RMB 65.4 million for the year ended December 31, 2023, an increase of approximately RMB 42.5 million, or approximately 184.9%. The increase was mainly due to (i) stock incentive awards to employees in 2023, and (ii) the increase in depreciation and amortization expenses as a result of full amortization of intangible assets, and (iii) the increase in professional fees.

General and administrative expenses increased from RMB 20.1 million for the year ended December 31, 2021 to approximately RMB 22.9 million for the year ended December 31, 2022, an increase of approximately RMB 2.8 million, or approximately 14.3%. This increase was primarily due to the increasing costs for supporting our expanding business in 2022.

Research and development expenses

Research and development expenses were RMB 78.7 million for 2023, compared to RMB 331.3 million and RMB 145.3 million, respectively, for 2022 and 2021.

Research and development expenses decreased by approximately RMB 252.6 million, or 76.3%, from approximately RMB 331.3 million for the year ended December 31, 2022, to approximately RMB 78.7 for the year ended December 31, 2023. Although the pandemic was fully lifted in China by early 2023, its impact on our economy continues. As a result, our research and development progress slowed down

Research and development expenses increased from RMB 145.3 million for the year ended December 31, 2021 to approximately RMB 331.3 million for the year ended December 31, 2022, an increase of approximately RMB 186.0 million, or approximately 127.9%. The increase was primarily due to the continued research and development activities focused on enhancing our holographic LiDAR technology, holographic algorithm architecture, holographic digital twin technology and image processing technology, intelligent hardware technology, and holographic intelligent vision technology to create novel service and product offerings in 2022.

Provision for doubtful accounts

Provision for doubtful accounts were RMB 0.9 million for 2023, compared to RMB 3.0 million and RMB 0.5 million, respectively, for 2022 and 2021.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities were RMB 0.4 million for 2023, compared to RMB 4.4 million and nil, respectively, for 2022 and 2021.

Income (Loss) From Operations

We had an operating loss of RMB 76.9 million for 2023, compared to operating loss of RMB 138.3 million and operating income of RMB 78.8 million, respectively, for 2022 and 2021.

Finance income, net

Finance income was RMB 3.4 million for 2023, compared to RMB 1.7 million and RMB 0.6 million, respectively, for 2022 and 2021.

Impairment loss for unconsolidated entities.

Impairment loss for unconsolidated entities was nil for 2023, compared to RMB 1.6 million and nil, respectively, for 2022 and 2021.

Loss on disposal of subsidiaries

Loss on disposal of subsidiaries was RMB 15.3 million for 2023, compared to nil and nil, respectively, for 2022 and 2021.

Other Income, net

Other income was RMB 3.1 million for 2023, compared to RMB 1.0 million and RMB 1.0 million, respectively, for 2022 and 2021.

Income tax credit

Income tax credit was RMB 4.1 million for 2023, compared to RMB 0.8 million and RMB 0.8 million, respectively, for 2022 and 2021. The difference in income tax credit for 2023 compared to 2022 resulted primarily from decreased deferred tax liabilities and increased deferred tax assets. Deferred tax liabilities decreased by approximately RMB 2.0 million due to impairment of intangible assets. Deferred tax assets increased by approximately RMB 2.0 million due to increased provision for doubtful accounts.

Net Income(loss)

As a result of the foregoing, we had a net loss of RMB 81.6 million for 2023, compared to a net loss of RMB 136.5 million, and net income of RMB 81.2 million, respectively, for 2022 and 2021.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, we had cash and short term investment of approximately RMB 126.0 million (USD 17.8 million). Our working capital was approximately RMB 134.9 million (USD 19.0 million) as of December 31, 2023. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

Following the approval of the Business Combination, on September 16, 2022, we received net cash proceeds of $33.2 million from then closing of the Business Combination, net of certain transaction costs.

We are subject to risks and uncertainties frequently encountered by early-stage companies including, but not limited to, the uncertainty of successfully developing products, securing certain contracts, building a customer base, successfully executing business and marketing strategies, and hiring appropriate personnel.

To date, we have been funded primarily by cash flow generated from operations, interest-free advances by from our shareholders prior to the closing of the Business Combination, and the net proceeds we received through the Business Combination. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.

The following table summarizes the key components of our cash flows for the years ended December 31, 2021, 2022 and 2023.

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	102,994,820	(134,658,767)	(27,738,609)	(3,936,396)
Net cash used in (provided by) investing activities	(84,097,397)	11,507,523	(1,374,615)	(195,072)
Net cash used in (provided by) financing activities	(1,301,416)	223,882,640	2,204,176	312,795
Effect of exchange rate change on cash and cash equivalents	(271,402)	2,381,610	1,826,601	(296,539)
Net change in cash and cash equivalents	17,324,605	103,113,006	(25,082,447)	(4,115,212)
cash and cash equivalents, beginning of year	30,682,374	48,006,979	151,119,985	21,910,338
cash and cash equivalents, end of year	48,006,979	151,119,985	126,037,538	17,795,126

Operating activities

Net cash used in operating activities was approximately RMB 27.7 million (USD 3.9 million) for the year ended December 31, 2023, as compared to net cash used in operating activities of approximately RMB 134.7 million for the year ended December 31, 2022 and net cash provided by operating activities of approximately RMB 103.0 million for the year ended December 31, 2021.

We recorded net cash used in operating activities of RMB 27.7 million (USD 3.9 million) for the year ended December 31, 2023. The difference between our net loss of RMB 81.6 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB 57.8 million in non-cash items, which mainly consisted of depreciation and amortization of RMB 7.2 million, deferred tax benefits of RMB 4.0 million and Stock compensation expense of RMB 32.2 million, impairment loss for goodwill of RMB 21.2 million (ii) an decrease of accounts receivable of RMB 70.8 million, and (iii) an increase of prepayments and other current assets of RMB 8.7 million, and was partially offset by an decrease of accounts payable of RMB 59.9 million and other payables and accrued liabilities of RMB 4.5 million.

We recorded net cash used in operating activities of RMB 134.7 million for the year ended December 31, 2022. The difference between our net loss of RMB 136.5 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB 7.7 million in non-cash items, which mainly consisted of depreciation and amortization of RMB 8.4 million, provision for doubtful accounts of RMB 3.0 million, deferred tax benefits of RMB 0.9 million and change in fair value of warrant liabilities of RMB 4.4 million, (ii) an increase of accounts receivable of RMB 15.1 million, and (iii) an increase of prepayments and other current assets of RMB 5.5 million, and was partially offset by an increase of accounts payable of RMB 14.2 million and advances from customers of RMB 2.5 million.

Net cash provided by operating activities for the year ended December 31, 2021 was RMB 103.0 million. The difference between our net income of RMB 81.2 million and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB 6.7 million in non-cash items, which mainly consisted of depreciation and amortization of RMB 6.7 million, (ii) a decrease of accounts receivable of RMB 11.5 million and a decrease of prepayment and other current assets of RMB 4.3 million, (iii) a decrease of inventory of RMB 2.9 million, and was partially offset by a decrease of accounts payable of RMB 6.0 million.

Investing activities

Net cash used in investing activities were approximately RMB 1.4 million (USD 0.2 million) for the year ended December 31, 2023, as compared to net cash provided by investing activities approximately RMB 11.5 million for the year ended December 31, 2022 and net cash used in investing activities of approximately RMB 84.1 million for the year ended December 31, 2021.

Net cash used in investing activities was RMB 1.4 million for the year ended December 31, 2023, primarily due to purchase of property and equipment of RMB 0.8 million and investments in unconsolidated entities of RMB 0.6 million.

Net cash provided by investing activities was RMB 11.5 million for the year ended December 31, 2022, primarily due to the loan repayment from third parties of RMB 23.7 million, partially offset by the loan proceeds to third parties of RMB 10.3 million and purchase of property and equipment of RMB 1.8 million.

Net cash used in investing activities was RMB 84.1 million for the year ended December 31, 2021, primarily due to payments to related parties for the business acquisition of RMB 50.0 million, loan proceeds to third parties of RMB 90.3 million, partially offset by loan repayment from third parties of RMB 57.9 million.

Financing activities

Net cash provided by financing activities was approximately RMB 2.2 million (USD 0.3 million) for the year ended December 31, 2023, approximately RMB 223.9 million for the year ended December 31, 2022, and net cash used in financing activities of approximately RMB 1.3 million for the year ended December 31, 2021.

Net cash provided by financing activities for the year ended December 31, 2023 was RMB 2.2 million, primarily due to proceeds of third-party loan of RMB 9.9 million. Cash inflow was offset by the repayments of third-party loan of RMB 7.4 million and repayments to related parties of RMB 0.4 million.

Net cash provided by financing activities for the year ended December 31, 2022 was RMB 223.9 million, primarily due to an increase in the proceeds from capital contribution in reverse capitalization of RMB 223.5 million and proceeds of third party loan RMB 0.5 million.

Net cash used in financing activities for the year ended December 31, 2021 was RMB 1.3 million, primarily due to the repayments from related parties of RMB 8.7 million and amounts advanced from related parties RMB 1.8 million, Cash inflow was offset by the repayments to related parties of RMB 10.6 million and repayments of third party loan RMB 1.2 million.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Holding Company Structure

MicroCloud is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary in China. As a result, MicroCloud’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Contractual Obligations

As of December 31, 2023, the future minimum payments under certain of our contractual obligations were as follows:

	Payments Due In
	Total	Less than 1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB
Contractual obligations
Operating leases obligations	3,426,115	1,243,004	1,307,489	875,622	-
Total	3,426,115	1,243,004	1,307,489	875,622	-

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 145.3 million, RMB 331.3 million and RMB 78.7 million (USD 11.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. For details of our intellectual property portfolio, please refer to Item 4 B. Business Overview — Intellectual Property”.

D.	TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We perform annual goodwill impairment analysis as of December 31 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASU 2017-04, Intangible — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated the calculation of implied goodwill fair value and allows us to use a simpler one-step impairment test. Under ASU 2017-04, we must record goodwill impairment charges if a reporting unit’s carrying value exceeds its fair value.

The reporting units’ fair values are determined by income approach where projected future cash flows discounted at rates commensurate with the risks involved, (“Discounted Cash Flow” or “DCF” of the income approach). This approach is supplemented by the market approach, (Guideline Company Method) to ensure the typical multiple such as EBITDA was within range of comparable companies.

Assumptions used in a DCF analysis require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on current plans and for years beyond that plan, the estimates are based on assumed growth rates. We believe that our assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in a DCF analysis are based on estimates of the weighted-average cost of capital “WACC”) of a market participant. Such estimates are derived from our analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective and adjusted for our specific risks.

We have two reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2023 according to the level of excess between the reporting’ unit’s fair value and carrying value and the goodwill shall be fully impaired.

Segment	Reporting Unit	Fair Value Exceeds Carrying Value	Net Goodwill as of December 31, 2022	Net Goodwill as of December 31, 2023
			(in RMB thousands)
Holographic solutions	Holographic solutions. unit	-	9,729	-
Holographic technology service	Holographic technology service. unit		11,427
			21,156	-

We performed a quantitative assessment of our fair value of goodwill as of December 31, 2023 using an income approach with assumptions that are considered level 3 inputs with the assistance of a third party valuation firm. We concluded that the carrying value of Shenzhen Bowei exceeded its respective fair value, resulting in a goodwill impairment of approximately RMB 9.7 million for the year ended December 31, 2023. The fair values of the respective reporting units were determined primarily by discounting estimated future cash flows, which were primarily determined based on revenue and expense growth assumptions and weighted average cost of capital, among other factors. Our goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our executive officers and members of the Company’s board of directors (the “Board of Directors”) as of the date of this Annual Report:

Name	Age	Position	Served From
Wei Peng	40	Chairman of the Board of Directors	September 2022
Guohui Kang	47	Director, Chief Executive Officer	September 2022
Bei Zhen	35	Chief Financial Officer	September 2022
Belief Bi(1)(2)(3)	38	Independent Director	February 2023
Maggie Wang(1)(2)(3)	43	Independent Director	February 2023
Han Qin(1)(2)(3)	40	Independent Director	September 2022

Note:

(1)	Member of the compensation committee.
(2)	Member of the nominating committee.
(3)	Member of the audit committee.

Biographical Information

Wei Peng has been serving as our Chairman of the Board of Directors since September 2022. From 2021, Ms. Peng has served as a director of MC. Prior to joining MC. From 2015 to 2021, she has been serving as supervisor for Lvxun Network Technology Co., Ltd. and has concurrently served as a director of Enwei Quantum Capital Investment Co., Ltd. since 2006 to 2015, she has also served as a director of Softcloud Digital Software Co., Ltd.. Ms. Peng graduated from the Beijing Normal University majoring in computer science in 2005.

Guohui Kang has been serving as our Chief Executive Officer and director since September 2022. From 2016, Mr. Kang has served as the chief executive officer of Shanghai Mengyun Holographic Technology Co., Ltd. He served as the general manager of Haotian Investment Co., Ltd. from 2011 to 2016. From 2002 to 2010, he served as the sales manager and director of Shenzhen Qixin Technology Co., Ltd. From 1999 to 2002, he was the refrigeration system design engineer in Guangdong Midea Group. Mr. Kang graduated from Wuhan University of Technology in 1999.

Bei Zhen has been serving as our Chief Financial Officer since September 2022. In October 2019, she founded Shenzhen Aixi Culture Communication Co., Ltd. and served as the chief executive officer. From December 2015 to October 2019, she served as the director of the Corporate Finance Department in Sun Hung Kai Financial Group. From April 2012 to December 2015, she worked in the Fund Department of Shenzhen Innovation Investment Group Co., Ltd. From July 2011 to February 2012, she served as assistant to the chief executive officer of the Global Asset Management Department of HSBC. Ms. Zhen obtained a master’s degree in accounting and finance from the University of Bristol in February 2012 and a bachelor’s degree in financial economics from the University of Leicester in July 2010.

Belief Bi has been serving as our independent director since February 2023. Mr. Bi has extensive experience in the operation, legal and compliance areas of U.S. public companies. Prior to joining our Company, Mr. Belief Bi has served as the president of Beijing Zhixing Classroom Education Consulting Co., Ltd. since June 2017. Between 2015 and 2017, he served as the vice president in Beijing Shengyuan Fengheng Venture Capital Co., Ltd. and the executive secretary in Dianjing Smart Industry Alliance. Prior to that, Mr. Bi worked as an assistant president in Ninetowns Group (Nasdaq: NINE) from 2013 to 2015, where he was responsible for the agricultural e-commerce and real estate segments of the company. Mr. Bi received a bachelor of law degree from China University of Political Science and Law in 2010.

Maggie Wang has been serving as our independent director since February 2023. Ms. Wang has extensive experience in financial accounting, internal control and risk management. Ms. Wang has over 16 years of experience in the financial services industry in Asia. Further, she has direct oversight on specific risk management functions such as financial and insurance product control, assets and liabilities management and customer risk management. Prior to joining our Company, Ms. Maggie Wang has served as the regional director and treasurer of Prudential HK Limited since 2013. Between 2006 and 2012, she served as the chief accountant in Wall Street English since 2006. Ms. Wang is a Chartered Financial Analyst, an Associate Financial Planner and a Registered Financial Planner in US. Ms. Wang received a bachelor’s degree from the University of Guangzhou and an MBA degree from Jinan University.

Han Qin has been serving as our independent director since February 2023. Ms. Qin served as an independent director of China Trends Holdings Limited from 2020 to 2021. She has been the investment director and executive director in Rider Family Office since 2018. From April 2018 to February 2020, she served as the investment director in Shenzhen Zhongxiang Capital Management Co., Ltd. From May 2014 to March 2016, she served as the director, assistant president and joint founder in Asia Fortune Media Group Limited. From July 2005 to September 2007, she served as the director of department of planning in China Major Bridge Engineering Co., Ltd. Ms. Qin obtained a Doctor of Philosophy degree in industrial and manufacturing systems engineering from the University of Hong Kong in May 2014, a master’s degree in management science and engineering from the Wuhan University in June 2009, and a bachelor’s degree in engineering management in June 2005.

B.	COMPENSATION

Compensation

In 2023, we paid an aggregate cash compensation of approximately RMB 712,042.53(USD 101,046.24) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically following the last date of employment.

We have also entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

C.	BOARD PRACTICES

Our board of directors consists of 5 directors, Guohui Kang and Wei Peng, Belief Bi, Maggie Wang, and Han Qin. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Each director holds office for the term fixed by the resolution of the directors appointing such director, but such term shall not exceed two years.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating committee. The composition and responsibilities of each of these committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may have or establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our Audit Committee consists of Mr. Belief Bi, Ms. Maggie Wang, and Ms. Han Qin. We have determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have also determined that Ms. Maggie Wang qualifies as an “audit committee financial expert.” The chair of our Audit Committee is Ms. Maggie Wang. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

●	establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to our Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering our annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to our independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our Board of Directors for inclusion in our annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;

●	reporting periodically to our Board of Directors; and

●	such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time.

Nominating and Corporate Governance Committee

Our Nominating Committee consists of Mr. Belief Bi, Ms. Maggie Wang and Ms. Han Qin. We have determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating Committee considers persons identified by its members, management, stockholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

Our Compensation Committee consists of Mr. Belief Bi, Ms. Maggie Wang, and Ms. Han Qin. We have determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. The chair of our compensation committee is Ms. Han Qin. The principal functions of the compensation committee include:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.

Family Relationships

No family relationships existed among any of our directors or executive officers.

Code of Ethics

We have adopted a “Code of Ethics” as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act that applies to all of our directors and employees, including our principal executive officer, principal financial officer and principal accounting officer.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on our review of Forms 3, 4 and 5, and any amendments thereto, furnished to us or written representations that no Form 5 was required, we believe that during the fiscal year ended December 31, 2023, all filing requirements applicable to our executive officers and directors under the Exchange Act were met in a timely manner.

D.	EMPLOYEES

The following table sets forth the number of our employees as of December 31, 2023:

Function	Number of full-time employees
Research and Development	18
Business and Marketing	19
Administrative, Human Resources and Finance	9
Total	46

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions monthly to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.	SHARE OWNERSHIP

The table below sets forth information, as of December 31, 2023, with respect to the beneficial ownership of our ordinary shares by: (a) each named executive officer, each of our directors, and our directors and executive officers as a group; and (b) greater holders or entity known by us to own beneficially of our ordinary shares (by number and by voting power).

The calculations in the table below are based on 5,941,204 ordinary shares (retroactively adjusted to reflect the 10-to-1 Share Consolidation effected on February 2, 2024) outstanding as of December 31, 2023.

	Ordinary Shares		Voting Power
Name and Address of Beneficial Owner	Number	%†	(%)†
Executive Officers and Directors
Guohui Kang(1)	506,301	8.52%	8.52%
Bei Zhen	-	-	-
Wei Peng(2)	830,205	13.97%	13.97%
Belief Bi	-	-	-
Han Qin	-	-	-
Maggie Wang	-	-	-
All Executive Officers and Directors as a group	1,336,506	22.49%	22.49%
Greater Holders	-	-	-
Best Road Holdings Limited(2)	830,205	13.97%	13.97%
Tiger Initiative Investment Ltd	675,068	11.36%	11.36%
Import & Export Guojin Development Co., Ltd(1)	506,301	8.52%	8.52%

Note:

*	Based on 5,941,204 shares of common stock, par value $0.001 per share (retroactively adjusted to reflect the 10-to-1 Share Consolidation effected on February 2, 2024), outstanding as of December 31, 2023.
(1)	Import & Export Guojin Development Co., Ltd is the record holder of our ordinary shares. Guohui Kang, as the sole director and sole shareholder of Import & Export Guojin Development Co., Ltd, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.
(2)	Best Road Holdings Limited is the record holder of our ordinary shares. Wei Peng, as the sole director and sole shareholder of Best Road Holdings Limited, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.

In 2023, we established an Equity Incentive Plan for the purpose of attracting and retaining the best available personnel for positions of substantial responsibility and to provide additional incentives to our employees, officers, directors and consultants (to the extent applicable). The Equity Incentive Plan permits the grant of options, restricted shares, RSUs and local awards. Pursuant to the Equity Incentive Plan, we registered 860,000 ordinary shares (retroactively adjusted to reflect the 10-to-1 Share Consolidation effected on February 2, 2024) on August 28, 2023, by way of a Registration Statement on Form S-8.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Our subsidiary Shenzhen Bowei borrowed a total of RMB 350,000 from Yuxiu Han (Former shareholder and current legal representative of Shenzhen Bowei) on July 1, 2020 for cash flow purpose. The loan bears no interest. Shenzhen Bowei fully repaid the loan on January 13, 2023.

Name of Related Parties	Relationship	Nature	December 31, 2022	December 31, 2023	December 31, 2023
			RMB	RMB	USD
Yuxiu Han	Former shareholder and current legal representative of Shenzhen Bowei	Loan	350,000	-	-
Total:			350,000	-	-

Shenzhen Ultimate Holographic Culture Communication Co., Ltd borrowed RMB 60,280 from Shenzhen Mengyun in 2020 for cash flow purpose. The loan bears no interest. Shenzhen Ultimate Holographic Culture Communication Co., Ltd fully repaid the loan on February 9, 2023.

Name of Related Parties	Relationship	Nature	December 31, 2022	December 31, 2023	December 31, 2023
			RMB	RMB	USD
Shenzhen Ultimate Holographic Culture Communication Co., Ltd	Shenzhen Mengyun’s 19.9% equity investment	Due from related parties	60,280	-	-
Total:			60,280	-	-

Contractual Arrangements

See “Item 4. Information on the Company — C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — 6.B. Compensation — Employment Agreements.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

The Company, along with its shareholder Joyous JD Limited, has initiated litigation in the New York Supreme Court New York County against Greenland Asset Management Corporation, the sponsor of the pre-business combination company, Golden Path Acquisition Corporation (“Sponsor”).

1. Joyous JD Limited is seeking damages in connection with the Sponsor’s breach of certain investment agreements which was executed by and between the Sponsor and Joyous JD Limited;

2. The Company is seeking damages in connection with the Sponsor’s noncompliant misuse of Form S-4 in registering shares during the course of the business combination, which resulted in a forced withdrawal of the Form S-4. The Company has commenced lawsuit seeking damages.

3. Greenland Asset Management initiated a countersuit against the Company in response to the Company’s lawsuit.

Due to uncertainty over the process and outcome of the lawsuit, the final ruling of the Court shall prevail.

Dividend Information

We currently have no plan to declare or pay any dividends in the near future on our ordinary shares, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — 3.D. Risk Factors — Risk Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares and warrants have been listed on the Nasdaq Capital Market since September 16, 2022 under the symbol “HOLO” and “HOLOW” respectively. As of the date of this annual report, no significant trading suspensions had occurred.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our second amended and restated memorandum and articles of association, as amended from time to time and the Companies Law of the Cayman Islands and the common law of the Cayman Islands.

A copy of the Amended Articles of Association is attached hereto as Exhibit 3.1 and are incorporated herein by reference.

C.	MATERIAL CONTRACTS

Other than transactions and contracts that are described under “Item 4. Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contracts outside the ordinary course of our business within the two years immediately preceding the date of this annual report.

D.	EXCHANGE CONTROLS

Please see “Item 4. Information on the Company — B. Business Overview — Regulations — Regulation on Foreign Exchange” and “Item 4. Information on the Company — B. Business Overview — Regulations — Regulation on Dividend Distributions.”

E.	TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shareswill not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary sharesbe subject to Cayman Islands income or corporation tax.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that our Cayman Islands holding company, MicroCloud is not a PRC resident enterprise for PRC tax purposes. MicroCloud is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for EIT purposes, a number of unfavorable PRC tax consequences could follow.

One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Ordinary Shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

●	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

●	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of Circular 7 and Circular 37. Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, our PRC subsidiaries are subject to VAT, at a rate of 6% to 17% on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, promulgated on April 4, 2018 and effective since May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, promulgated on March 20, 2019 and effective since April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Material U.S. Federal Income Tax

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement By Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 72,000). As of December 31, 2023, cash balance of RMB126,037,538 was deposited with financial institutions located in China, of which RMB118,267,406 was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. A majority of our expense transactions are denominated in RMB and a significant portion of our and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

Liquidity Risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the RMB, we have several operating entities’ functional currency is HK dollar and two operating entities’ functional currency is USD. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among HK dollar, USD and RMB. If the RMB appreciates against the HK dollar and USD, the value of our HKD or USD revenues, earnings and assets as expressed in our RMB financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to the foreign exchange risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to the Instruments Defining the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities

Incorporated by reference to the Company’s Report on Form 6-K furnished to the SEC on February 9, 2024, describing the 10-1 reverse stock split of the Company which became effective on February 2, 2024.

C.	Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities

Not applicable.

D.	Change of Trustees or Paying Agents for any Registered Securities

Not applicable.

E.	Use of Proceeds

On October 20, 2023, our Registration Statement on Form F-3 (File No. 333-274650) was declared effective by the SEC. In the Registration Statement, we registered a shelf offering of up to US$100,000,000 of our ordinary shares, preferred shares, debt securities, warrants, rights, and units, in addition, we registered up to 2,875,000 ordinary shares underlying warrants issued in connection with the initial public offering of Golden Path Acquisition Corporation, which changed its name to MicroCloud Hologram Inc. after our business combination. , As of December 31, 2023, we have not made any takedowns to the filed F-3.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

The Company maintains disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2023, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in auditing our consolidated financial statements for the fiscal years ended December 31, 2022 and December 31, 2023, our management identified material weaknesses described as follows:

(i) We lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

(ii) We have identified three material weaknesses in information technology general control (“ITGC”) in the areas of: (1) data backup and disaster recovery, (2) user account management and segregation of duties, (3) risk assessment and mitigation strategy.

To the date of this annual report, our management had implemented and will continue to implement a number of remediation measures to address the material weaknesses, including:

(i) hired personnel with U.S. GAAP relevant experience and necessary expertise to strengthen our financial reporting function and to design and implement necessary controls to remediate the material weakness;

(ii) designed and implemented controls to ensure completeness and accuracy of data relevant to the accounting and financial reporting of complex transactions;

(iii) For ITGC related weaknesses, we enhanced our data backup procedures and computer operations monitoring; (2) enhanced user account management and enhanced segregation of duties; (3) enhanced risk assessment procedures and system controls.

Although management has taken above remedial steps, the material weaknesses will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded that these controls are operating effectively. Further, our independent registered accounting firm has not performed a new audit of our internal control over financial reporting and we cannot give assurances that the measures we have thus far taken to remediate the aforementioned material weaknesses were sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures we have taken to date.

We will continue to monitor our control measures to prevent the occurrence of major risks and ensure the effectiveness of financial reporting.

Attestation report of the registered public accounting firm

As a company with less than US$12.35 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Changes in internal control over financial reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Maggie Wang, an independent director and the chairman of our audit committee, qualifies as an audit committee financial expert within the meaning of SEC rules and possesses financial sophistication under the standards set forth under Rule 5605(c) of the Nasdaq Marketplace Rules. Our board of directors has also determined that Ms. Maggie Wang satisfies the “independence” requirement of Rule 10A-3 under the Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our “Code of Business Conduct and Ethics” is included as exhibit 14 to this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our current principal accounting firm, AssentSure PAC and our former accounting firm, Friedman LLP for the years ended December 31, 2022 and 2023, respectively. We did not pay any other fees to our auditors during the periods indicated below.

	Audit Fees	Audit-Related Fees
	US$	US$
2022	661,500	-
2023	273,000	-

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by AssentSure PAC, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous disclosed in the Company’s 8-K furnished to the SEC on March 17, 2023.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for issuance of securities in connection with acquisitions.

Except for the foregoing, there are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of the Nasdaq.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, frequent testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The principal officer in charge of the cybersecurity matters, who has experience as cybersecurity officer in large technology companies and extensive knowledge and skills in security product development, security risk management and security compliance, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising of the principal accounting officer or the head of financial reporting, the head of the legal department, the principal investor relations officer, the principal officer in charge of cybersecurity matters, and appropriate business unit heads of our company, as adjusted from time to time by the then incumbent committee members), as a whole, and other members of senior management and external legal counsel, to the extent appropriate. The chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any) and meeting with our board of directors (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to the Company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
2.1	Business combination and Merger Agreement dated as of September 10, 2021 by and among MC Hologram, Inc., Golden Path Acquisition Corporation and Golden Path Merger Sub Corporation	8-K	2.1	September 13, 2021
2.2	First Amendment to the Business Combination and Merger Agreement dated as of August 5, 2022	8-K	2.2	September 22, 2022
2.3	Second Amendment to the Business Combination and Merger Agreement dated as of August 10, 2022	8-K	2.3	September 22, 2022
2.4*	Description of Ordinary Shares
2.5*	Description of Warrants
3.1	MicroCloud Hologram Inc. Amended and Restated Articles of Incorporation	8-K	3.1	September 22, 2022
4.1	Specimen Ordinary Share Certificate	8-K	4.1	September 22, 2022
4.2	Specimen Warrant Certificate	8-K	4.2	September 22, 2022
4.3	Warrant Agreement between VStock Transfer LLC and Golden Path Acquisition Corporation	8-K	4.3	September 22, 2022
4.4	Form 6-K furnished to the SEC on February 9, 2024, reporting the results of the Company’s reverse stock split.	6-K	4.4	February 9, 2024
10.1	Form of Lock-Up Agreement	8-K	10.1	September 22, 2022
10.2	Form of Indemnification Agreement	8-K	10.2	September 22, 2022
10.3	Form of Registration Rights Agreement	8-K	10.3	September 22, 2022
10.4	Form of Non-Competition and Non-Solicitation Agreements	8-K	10.4	September 22, 2022
10.5	Form of Employment Agreement between the Registrant and each of its executive directors and officers	10-K	10.5	March 14, 2023
10.6	Form of Director Offer Letter between the Registrant and each of its independent directors	10-K	10.6	March 14, 2023
8.1*	List of Subsidiaries
12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Assentsure PAC
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
	Name:	Guohui Kang
	Title:	Chief Executive Officer

Date: April 2, 2024

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

MicroCloud Hologram Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MicroCloud Hologram Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AssentSure PAC

Singapore

PCAOB ID# 6783

April 2, 2024

We have been auditor since 2022

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	151,119,985	126,037,538	17,795,126
Accounts receivable, net	80,352,463	9,842,827	1,389,700
Prepayments and other current assets	6,169,398	14,876,106	2,100,344
Due from related parties	60,280	-	-
Inventories, net	1,757,949	1,373,911	193,981
Total current assets	239,460,075	152,130,382	21,479,151

NON-CURRENT ASSETS
Prepayment and deposits, net	417,004	310,468	43,835
Property and equipment, net	1,647,876	1,598,134	225,639
Intangible assets, net	15,376,524	-	-
Investments in unconsolidated entities	-	600,000	84,713
Right-of-use assets, net	4,064,525	2,988,691	421,971
Goodwill	21,155,897	-	-
Deferred tax assets	-	2,931,528	413,900
Total non-current assets	42,661,826	8,428,821	1,190,058

Total assets	282,121,901	160,559,203	22,669,209

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	61,208,297	1,314,370	185,575
Advance from customers	3,404,038	2,230,852	314,972
Other payables and accrued liabilities	13,549,553	9,097,870	1,284,520
Due to related parties	350,000	-	-
Operating lease liabilities - current	1,596,584	1,063,396	150,140
Loan payable	410,000	2,903,896	409,998
Taxes payable	602,254	625,608	88,329
Total current liabilities	81,120,726	17,235,992	2,433,534

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	2,574,711	2,058,068	290,577
Deferred tax liabilities	1,106,519	-	-
Warrant liabilities	425,619	62,200	8,782
Total non-current liabilities	4,106,849	2,120,268	299,359

Total liabilities	85,227,575	19,356,260	2,732,893

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares[1] ($0.001 par value; 5,941,204 shares authorized; 5,081,204 and 5,941,204 shares issued and outstanding as of December 31,2022 and December 31, 2023, respectively)	36,144	42,318	5,941
Additional paid-in capital	254,138,709	286,296,970	41,180,750
Accumulative Deficit	(65,500,622)	(146,909,851)	(20,668,617)
Statutory reserves	11,110,699	3,052,776	431,019
Accumulated other comprehensive loss	(3,182,525)	(1,365,466)	(1,026,964)
Total MICROCLOUD HOLOGRAM INC. shareholders’ equity	196,602,405	141,116,747	19,922,129

NON-CONTROLLING INTERESTS	291,921	86,196	14,187

Total equity	196,894,326	141,202,943	19,936,316

Total liabilities and shareholders’ equity	282,121,901	160,559,203	22,669,209

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024 (See Note 18 - Subsequent Event).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ending December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
OPERATING REVENUES
Products	102,209,275	124,609,677	22,401,569	3,179,016
Services	256,440,023	363,329,187	181,146,436	25,706,563
Total operating revenues	358,649,298	487,938,864	203,548,005	28,885,579

COST OF REVENUES	(108,623,048)	(264,679,547)	(129,296,306)	(18,348,491)

GROSS PROFIT	250,026,250	223,259,317	74,251,699	10,537,088

OPERATING EXPENSES
Selling expenses	(5,257,331)	(8,824,405)	(6,692,316)	(949,709)
General and administrative expenses	(20,058,463)	(22,936,520)	(65,354,201)	(9,274,441)
Research and development expenses	(145,346,168)	(331,274,831)	(78,655,572)	(11,162,043)
Provision for doubtful accounts	(515,345)	(2,976,474)	(857,713)	(121,718)
Change in fair value of warrant liability	-	4,415,328	372,961	52,927
Total operating expenses	(171,177,307)	(361,596,902)	(151,186,841)	(21,454,984)

INCOME (LOSS) FROM OPERATIONS	78,848,943	(138,337,585)	(76,935,142)	(10,917,896)

OTHER INCOME (EXPENSE)
Finance income, net	626,796	1,669,078	3,363,084	477,257
Impairment loss for unconsolidated entities	-	(1,600,000)	-	-
Profit or loss on disposal of subsidiaries	-	-	(15,278,949)	(2,168,242)
Other income, net	973,932	983,466	3,124,103	443,343
Total other income (expenses), net	1,600,728	1,052,544	(8,791,762)	(1,247,642)

INCOME (LOSS) BEFORE INCOME TAXES	80,449,671	(137,285,041)	(85,726,904)	(12,165,538)

Income tax credit	794,803	826,140	4,138,906	587,354

NET INCOME (LOSS)	81,244,474	(136,458,901)	(81,587,998)	(11,578,184)

Less: Net income (loss) attributable to non-controlling interests	(66)	291,987	(205,725)	(29,195)

NET LOSS ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	81,244,540	(136,750,888)	(81,382,273)	(11,548,989)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(32,022)	995,415	1,817,059	257,860

COMPREHENSIVE INCOME (LOSS)	81,212,452	(135,463,486)	(79,770,939)	(11,320,324)
Less: Comprehensive income (loss) attributable to non-controlling interests	(66)	291,987	(205,725)	(29,195)

COMPREHENSIVE LOSS ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC.	81,212,518	(135,755,473)	(79,565,214)	(11,291,129)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES[1]
Basic and diluted	13,200,000	2,007,160	2,167,379	2,167,379

EARNINGS (LOSS) PER SHARE[1]
Basic and diluted	6.15	(68.13)	(37.55)	(5.33)

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024 (See Note 18 - Subsequent Event).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Retained earnings (Deficit)		Accumulated other	Non-
		Par	paid-in	Statutory		comprehensive	controlling
	Shares[1]	value[1]	capital	reserves	Unrestricted	(loss)	Interest	Total	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2020	13,200,000	86,093	29,910,089	5,802,662	(4,686,228)	(25,795)	-	31,086,821	4,878,586
Net income		-	-		81,244,540		(66)	81,244,474	12,750,031
Statutory reserves				2,738,633	(2,738,633)			-	-
Foreign currency translation						(32,022)		(32,022)	(5,025)
BALANCE, December 31, 2021	13,200,000	86,093	29,910,089	8,541,295	73,819,679	(57,817)	(66)	112,299,273	17,623,592
Net income					(136,750,888)		291,987	(136,458,901)	(20,279,224)
Statutory reserves				2,569,404	(2,569,404)
Cancellation of the outstanding shares in MC held by former MC shareholders	(13,200,000)	(86,093)						(86,093)	(13,511)
Initial common shares of Golden Path	170,800	1,215						1,215	171
Initial common shares of Golden Path subject to possible redemption	575,000	4,090						4,090	575
Shares converted from rights	60,205	428						428	60
Issuance of common stock to Finder	38,000	270						270	38
Issuance of common stock as consideration of business combination	4,455,446	31,694	224,228,620					224,260,314	32,011,551
Redemption of common stock	(218,247)	(1,553)						(1,553)	(218)
Foreign currency translation						(3,124,717)		(3,124,717)	(796,039)
BALANCE, December 31, 2022	5,081,204	36,144	254,138,709	11,110,699	(65,500,622)	(3,182,525)	291,921	196,894,326	28,546,995
Net income					(81,382,273)		(205,725)	(81,587,998)	(11,578,184)
Statutory reserves				26,956	(26,956)			-	-
Issuance of common stock to employees in employee benefit plans	860,000	6,174	32,158,261					32,164,435	4,480,600
Disposal of subsidiaries				(8,084,879)				(8,084,879)	(1,770,955)
Foreign currency translation						1,817,059		1,817,059	257,860
BALANCE, December 31, 2023	5,941,204	42,318	286,296,970	3,052,776	(146,909,851)	(1,365,466)	86,196	141,202,943	19,936,316

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024 (See Note 18 - Subsequent Event).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	81,244,474	(136,458,901)	(81,587,998)	(11,578,184)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,674,311	6,844,237	6,161,834	874,428
Amortization of operating lease right-of-use assets	-	1,589,078	1,075,834	152,672
Provision for doubtful accounts	515,345	2,976,474	(274,155)	(38,906)
Deferred tax expense (benefits)	(841,948)	(880,475)	(4,038,047)	(573,041)
Provision for inventory reserve	88,047	-	-	-
Interest income	(626,054)	-	-	-
Impairment loss for unconsolidated entities	-	1,600,000	-	-
Loss on disposal fixed assets	365,636	3,285	-	-
Change in fair value of warrant liabilities	-	(4,415,328)	(372,961)	(52,927)
Stock compensation expense	-	-	32,164,435	4,564,468
Impairment loss for intangible assets	-	-	3,854,547	547,000
Impairment loss for goodwill	-	-	21,155,897	3,002,242
Loss on disposal of subsidiaries	-	-	(1,900,379)	(269,684)

Change in operating assets and liabilities:
Accounts receivable	11,479,621	(15,072,501)	70,783,791	10,044,956
Prepayment and other current assets	4,324,504	(5,544,532)	(8,706,708)	(1,235,572)
Inventories	2,855,093	167,562	384,038	54,499
Prepayments and deposits	177,350	32,688	106,536	15,119
Accounts payable	(6,012,590)	14,191,808	(59,893,927)	(8,499,571)
Operating lease liabilities	-	(1,482,308)	(1,049,831)	(148,982)
Advance from customers	(698,465)	2,545,326	(1,173,186)	(166,487)
Other payables and accrued liabilities	2,066,507	1,891,849	(4,451,683)	(631,740)
Taxes payable	1,382,989	(2,647,030)	23,354	3,314
Net cash provided by (used in) operating activities	102,994,820	(134,658,768)	(27,738,609)	(3,936,396)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for business acquisition payable - related parties	(50,000,000)	-	-	-
Loan proceeds to third parties	(90,268,908)	(10,339,518)	-	-
Loan repayment from third parties	57,906,587	23,668,959	-	-
Purchases of property and equipment	(135,676)	(1,821,918)	(774,615)	(109,926)
Cash received on fixed assets disposal	600	-	-	-
Investments in unconsolidated entities	(1,600,000)	-	(600,000)	(85,146)
Net cash provided by (used in) investing activities	(84,097,397)	11,507,523	(1,374,615)	(195,072)

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Amounts advanced from related parties	1,806,084	-	-	-
Amounts advanced to related parties	-	(40,280)	-	-
Repayments from related parties	8,703,084	-	60,280	8,554
Repayments to related parties	(10,643,080)	(370)	(350,000)	(49,669)
Repayments of third-party loan	(1,167,504)	(90,000)	(7,406,104)	(1,051,003)
Cash received from recapitalization	-	223,513,290	-	-
Proceeds of third-party loan	-	500,000	9,900,000	1,404,913
Net cash provided by (used in) financing activities	(1,301,416)	223,882,640	2,204,176	312,795

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(271,402)	2,381,611	1,826,601	(296,539)

CHANGE IN CASH AND CASH EQUIVALENTS	17,324,605	103,113,006	(25,082,447)	(4,115,212)

CASH AND CASH EQUIVALENTS, beginning of year	30,682,374	48,006,979	151,119,985	21,910,338

CASH AND CASH EQUIVALENTS, end of year	48,006,979	151,119,985	126,037,538	17,795,126

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	72,041	4,201	-	-
Cash paid for interest	20,177	38,084	26,442	3,752

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of right-of-use assets and lease liabilities	-	5,653,603	932,174	132,285

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	48,006,979	151,119,985	126,037,538	17,795,126
Total cash and cash equivalents shown in the consolidated statements of cash flows	48,006,979	151,119,985	126,037,538	17,795,126

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation) (“Golden Path” or “the Company”), a Cayman Islands exempted company, is a leading holographic digitalization technology service provider in China, which is committed to providing first-class holographic technology services to the customers worldwide.

MC Hologram Inc. (“MC”) is a holding company incorporated on November 10, 2020, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Quantum Edge HK Limited (“Mengyun HK”), which was established in Hong Kong on November 25, 2020. Mengyun HK is also a holding company holding all of the outstanding equity of Beijing Xihuiyun Technology Co., Ltd (“Beijing Xihuiyun”) which was established on May 11, 2021 under the law of the People’s Republic of China (“PRC” or “China”).

Reorganization

On September 10, 2021, MC completed a reorganization of entities under common control of its then existing shareholders, who collectively owned majority of the equity interests of MC. MC, Mengyun HK and Beijing Xihuiyun were established as the holding companies of Shanghai Mengyun. All of these entities are under common control as the same group of shareholders held more than 50% of the voting ownership interest of each entity which results in the consolidation of Shanghai Mengyun and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value.

After the reorganization, MC owns 100% equity interests of Mengyun HK, Mengyun HK owns 100% equity interests of Beijing Xihuiyun. Mengyun HK and Beijing Xihuiyun together own 100% equity interest of Shanghai Mengyun. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

The Company, through its wholly owned subsidiaries, are mainly engaged in holographic technology: (1) Holographic solutions, and (2) Holographic technology service. The majority of Company’s business activities are carried out in Shenzhen, China.

As of December 31, 2023, there are thirteen subsidiaries under the consolidation of the Shanghai Mengyun.

In March 2016, Shanghai Mengyun established wholly owned subsidiaries Shenzhen Mengyun Holographic Technology Co.,Ltd. (“Shenzhen Mengyun”) and Mcloudvr Software Network Technology Co., Limited(“Mcloudvr Software”). Shenzhen Mengyun established Horgos Weiyi Software Technology Co., Ltd. (“Horgos Weiyi”) on September 6, 2016 and Shenzhen Yunao Hongxiang Technology Co., Ltd. (“Shenzhen Yunao”) on December 3, 2021. Shenzhen Mengyun and subsidiaries engaged in holographic integrated entertainment solutions.

On June 26, 2017, Shanghai Mengyun acquired Shenzhen Qianhaiyoushi Technology Co., Ltd. (“Qianhai Youshi”) and Qianhai Youshi’s subsidiary Kashgar Youshi Information Technology Co., Ltd. (“Kashgar Youshi”). Qianhai Youshi established wholly owned subsidiaries Horgos Youshi Information Technology Co., Ltd. (“Horgos Youshi”) in November 2020 and acquired Shenzhen Yijia Network Technology Co., Ltd. (“Yijia Network”) in July 2020. Qianhai Youshi and subsidiaries are mainly engaged in holographic content sales and SDK software services.

On July 1, 2020, Shenzhen Mengyun acquired Shenzhen Bowei BroadVision Technology Co., Ltd. (“Shenzhen Bowei”), Shenzhen Bowei established wholly owned subsidiaries Horgos BroadVision Technology Co., Ltd. (“Horgos Bowei”) and Broadvision Intelligence (Hong Kong), Ltd. (“Broadvision HK”) in November 2020. Shenzhen Bowei and subsidiaries are mainly engaged in holographic printed circuit board assembly (“PCBA”) solutions.

On October 1, 2020, Shenzhen Mengyun acquired Shenzhen Tianyuemeng Technology Co., Ltd. (“Shenzhen Tianyuemeng”). Shenzhen Tianyuemeng established Horgos Tianyuemeng Technology Co., Ltd. (“Horgos Tianyuemeng”) in October 2020 and Horgos Tianyuemeng Technology Co., Ltd.-Shenzhen Branch (“Horgos Tianyuemeng-SZ”) in March 2021, which was later dissolved on December 10, 2021. Shenzhen Tianyuemeng and subsidiary engaged in holographic advertising services and SDK software services.

On October 5, 2020, Shenzhen Mengyun acquired Mcloudvr Software Network Technology HK (“Mcloudvr HK”) for no consideration, which engaged in holographic integrated entertainment solutions, from the majority shareholder of Shanghai Mengyun, as of the acquisition date, there is no operation for Mcloudvr HK. Mcloudvr HK and another two investors established Ocean Cloud Technology Co., Limited. (“Ocean HK”) in November 2021 and Ocean HK established Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”) in December 2021. On January 18, 2022, Shenzhen Haiyun acquired Shenzhen Tata Mutual Entertainment Information Technology Co., Ltd. (“Shenzhen Tata”) for RMB 4 (USD 0.62) from four third parties. Shenzhen Tata further established Horgos Tata Mutual Entertainment Information Technology Co., Ltd. (“Horgos Tata”) on March 22, 2022. On June 30, 2022, Shenzhen Haiyun transferred Shenzhen Tata and its subsidiary to an third party for RMB 1 (USD 0.15). On January 29, 2022, Shenzhen Haiyun established Shenzhen Youmi Technology Co., Ltd. (“Shenzhen Youmi”) under the law of PRC. Shenzhen Youmi further established Horgos Youmi Technology Co., Ltd. (“Horgos Youmi”) on March 17, 2022. On February 18, 2022, Shenzhen Haiyun established Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushi”) under the law of PRC. Shenzhen Yushi further established Horgos Yushian Technology Co., Ltd. (“Horgos Yushi”) on March 24, 2022.

On June 24, 2021 Shanghai Mengyun established Quanyou Vision Technology Co., Ltd (“Shanghai Quanyou”), which primarily engages in software development and was later dissolved on September 1, 2021.

On July 31, 2022, Shenzhen Haiyun acquired Beijing Weixiaohai Technology Co., Ltd. (“Beijing Weixiaohai”), which engaged in advertising service. On October 1, 2022, Shenzhen Haiyun transferred Beijing Weixiaohai to a third party for RMB 1.

On May 31, 2023, Shenzhen Haiyun transferred Shenzhen Youmi and Horgos Youmi to a third party for RMB 10.

On September 30, 2023, Shanghai Mengyun transferred Qianhai Youshi, Yijia Network, Horgos Youshi, Kashgar Youshi to a third party for RMB 7,000,000.

On September 30, 2023, Shenzhen Mengyun transferred Shenzhen Tianyuemeng and Horgos Tianyuemeng to a third party for RMB 3,000,000.

The Company’s main recognized revenue producing assets includes patented holographic software and technology, and customer relationship. The unrecognized revenue producing assets include digital product copyright and licensing.

The accompanying consolidated financial statements reflect the activities of MicroCloud and each of the following entities as of December 31, 2023:

Name	Background		Ownership
MC Hologram Inc (“MC”)	-	A Cayman Islands company	100% owned by MicroCloud
	-	Formed on November 10, 2020
	-	Registered capital of USD 50,000
	-	Primarily engages in holographic integrated solutions.

Quantum Edge HK Limited (“Mengyun HK”)	-	A Hong Kong company	100% owned by MC
	-	Formed on November 25, 2020
	-	Registered capital of HK 10,000 (USD 1,290)
	-	A holding company

Beijing Xihuiyun Technology Co., Ltd (“Beijing Xihuiyun”)	-	PRC limited liability company	100% owned by Mengyun HK
	-	Formed on May 11, 2021
	-	Registered capital of RMB 207,048,000 (USD 30,000,000)
	-	A holding company

Shanghai Mengyun Holographic Technology Co., Ltd. (“Shanghai Mengyun”)	-	A PRC limited liability company	81.63% owned by Beijing Xihuiyun and 18.37% owned by Mengyun HK
	-	Formed on March 24, 2016
	-	Registered capital of RMB 27,000,000 (USD 4,316,665)
	-	Primarily engages in holographic integrated solutions.

Name	Background		Ownership
Shenzhen Mengyun Holographic Technology Co., Ltd. (“Shenzhen Mengyun”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on March 15, 2016
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic integrated solutions.

Shenzhen Qianhai Youshi Technology Co., Ltd. (“Qianhai Youshi”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on August 14, 2014
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic content sales and SDK software services.
	-	Sold on September 30, 2023

Shenzhen Yijia Network Technology Co., Ltd. (“Yijia Network”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on September 25, 2008
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic content sales and SDK software services.
	-	Sold on September 30, 2023

Horgos Youshi Network Technology Co., Ltd. (“Horgos Youshi”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on November 2, 2020
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic content sales and SDK software services.
	-	Sold on September 30, 2023

Horgos Weiyi Software Technology Co., Ltd. (“Horgos Weiyi”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on September 6, 2016
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic integrated solutions.

Shenzhen BroadVision Technology Co., Ltd. (“Shenzhen Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on April 12, 2016
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic PCBA solutions.

Mcloudvr Software Network Technology HK Co., Limited (“Mcloudvr HK”)	-	A Hong Kong company	100% owned by Shenzhen Mengyun
	-	Formed on February 2, 2016
	-	Registered capital of HKD 100,000 (USD 12,882)
	-	Primarily engages in holographic integrated solutions.

Name	Background		Ownership
Shenzhen Tianyuemeng Technology Co., Ltd. (“Shenzhen Tianyuemeng”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on January 6, 2014
	-	Registered capital of RMB 20,000,000 (USD 3,076,922)
	-	Primarily engages in holographic advertising services.
	-	Sold on September 30, 2023

Shenzhen Yunao Hongxiang Technology Co., Ltd. (“Shenzhen Yunao”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on December 3, 2021
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Advertising service
	-	Dissolved on August 11, 2023

Broadvision Intelligence (Hong Kong), Ltd. (“Broadvision HK”)	-	A Hong Kong company	100% owned by Shenzhen Bowei
	-	Formed on November 5, 2020
	-	Registered capital of HKD 10,000 (USD 1,288)
	-	No operation

Horgos BroadVision Technology Co., Ltd. (“Horgos Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Bowei
	-	Formed on November 4, 2020
	-	Registered capital of RMB 1,000,000 (USD 153,846)
	-	Primarily engages in holographic PCBA solutions.

Horgos Tianyuemeng Technology Co., Ltd. (“Horgos Tianyuemeng”)	-	A PRC limited liability company	100% owned by Shenzhen Tianyuemeng
	-	Formed on October 23, 2020
	-	Registered capital of RMB 1,000,000 (USD 153,846)
	-	Primarily engages in SDK software services.
	-	Sold on September 30, 2023

Horgos Tianyuemeng Technology Co., Ltd.-Shenzhen Branch (“Horgos Tianyuemeng-SZ”)	-	A PRC limited liability company	100% owned by Horgos Tianyuemeng
	-	Formed on March 19, 2021
	-	Registered capital of RMB 1,000,000 (USD 153,846)
	-	No operation
	-	Dissolved on December 10, 2021

Ocean Cloud Technology Co., Limited. (“Ocean HK”)	-	A Hong Kong company	56% owned by Mcloudvr HK
	-	Formed on November 4, 2021
	-	Registered capital of HKD 10,000 (USD 1,288)
	-	No operation

Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”)	-	A PRC limited liability company	100% owned by Ocean HK
	-	Formed on December 3, 2021
	-	Registered capital of RMB 50,000,000 (USD 7,846,707)
	-	No operation

Name	Background		Ownership
Shenzhen Tata Mutual Entertainment Information Technology Co., Ltd. (“Shenzhen Tata”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on January 16, 2020
	-	Disposed on June 30, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)

Shenzhen Youmi Technology Co., Ltd. (“Shenzhen Youmi”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on March 17, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Game promotion and advertising service
	-	Disposed on May 31, 2023

Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushi”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 18, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Advertising service

Horgos Tata Mutual Entertainment Information Technology Co., Ltd. (“Horgos Tata”)	-	A PRC limited liability company	100% owned by Shenzhen Tata
	-	Formed on March 22, 2022
	-	Sold on June 30, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Game promotion service

Horgos Youmi Technology Co., Ltd. (“Horgos Youmi”)	-	A PRC limited liability company	100% owned by Shenzhen Youmi
	-	Formed on January 29, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Advertising service
	-	Disposed on May 31, 2023

Horgos Yushian Technology Co., Ltd. (“Horgos Yushi”)	-	A PRC limited liability company	100% owned by Shenzhen Yushi
	-	Formed on March 24, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Advertising service
	-	Dissolved on December 18, 2023

Kashgar Youshi Information Technology Co., Ltd. (“Kashgar Youshi”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on May 5, 2016
	-	Registered capital of RMB 5,000,000 (USD 769,230)
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023

Beijing Weixiaohai Technology Co., Ltd. (“Beijing Weixiaohai”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on April 17, 2019
	-	Registered capital of RMB 8,000,000 (USD 1,124,622)
	-	Primarily engages in Advertising service.
	-	Disposed on October 1, 2022

Note 2 — Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyses its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations, advance from shareholders, and proceeds from third party loan have been utilized to finance the working capital requirements of the Company. As of December 31, 2022 and December 31, 2023, the Company had cash of RMB 151,119,985 and RMB 126,037,538. The Company’s working capital was RMB 158,339,349 and RMB 134,894,390 as of December 31, 2022 and December 31, 2023. The Company believes its revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations as they become due one year through report date.

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The reporting currency of the Company was US Dollor (“USD”) for the years ended December 31, 2021 and December 31, 2022. On June 30, 2023, the Company determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. The Company therefore changed its reporting currency from USD to Chinese Renminbi (“RMB”) as of June 30, 2023.

To enhance comparability of its consolidated financial statement, the Company presented financial information in both RMB and USD for the year ended December 31, 2023 as additional information to the reader.

Pursuant to Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters”, the Company determined that its functional currency is RMB. MicroCloud and its Hong Kong subsidiaries, Quantum Edge HK Limited, Broadvision HK, Ocean HK and Mcloudvr HK, maintain their book and records in USD, hence their financial information were translated into RMB in preparation of the consolidated financial statements. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB 3,182,525 and RMB 1,365,466 as of December 31, 2022 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2022 and 2023 were translated at USD 1.00 to 6.8972 and to 7.0827, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2021, 2022 and 2023 were USD 1.00 to RMB 6.3721, RMB 6.7290 and 7.0467, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2023 and 2022, the Company has RMB 4,588,786 and RMB 4,862,941 of allowance for doubtful accounts for accounts receivable, respectively.

Short term investments

Short-term investments are investments in wealth management product with underlying in cash, bonds and equity funds. The investments can be redeemed any time and the investment was recorded at fair value. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of December 31, 2023 and 2022, the Company has an allowance of RMB176,459 and RMB176,459, respectively.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2022 and 2023, no allowance was deemed necessary.

Prepayments, other current assets and deposits, net

Prepayments and other current assets are mainly payments made to vendors or service providers for purchasing goods or services that have not been received or provided, deposits for rent and utilities and employee advances. This amount is refundable and bears no interest. Prepayment and deposit are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2022, the Company made Nil and RMB 3,300 allowance for noncurrent prepayments and deposits, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Mechanical equipment	3 – 5 years
Electronic equipment	3 – 5 years

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of customer relationships, software, and non-competing agreements. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of three to ten years.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Warrants liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company has elected to account for its Public Warrants as equity and the Private Warrants as liabilities.

Revenue recognition

Effective January 1, 2019, the Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The Company primarily sells its products to hospitals and medical equipment companies. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

The Company’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

(i)	Holographic Solutions

a.	Holographic Technology LiDAR Products

The Company generates LiDAR revenue through selling integrated circuit board embedded with holographic software. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a point in time when the control of products is transferred to customers.

b.	Holographic Technology Intelligence Vision software and Technology Development Service

The Company generates revenue by developing ADAS software and technology, which are generally on a fixed-priced basis. The Company has no alternative use for the customized software and the Company has an enforceable right to payment for performance completed to date. Revenues from ADAS software development contracts are recognized over time during the contract period based on the Company’s measurement of progress towards completion using input method, which is usually measured by comparing labor hours expended to date to total estimated labor hours needed to satisfy the performance obligation. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various ADAS software resulting in its ability to reasonably estimate the progress toward completion on each fixed price customized contracts.

c.	Holographic Technology Licensing and Content Products

The Company provides holographic content products and holographic software for music videos, shows, and commercials on a fixed-price basis. These contents and software are generally pre-developed and exist when made available to the customer. Content products are delivered through its website or offline using hard drive.

Revenues from licensing and content products are recognized at the point in time when the control of products or services is transferred to customers. No upgrades, maintenance, or any other post-contract customer support are provided.

d.	Holographic Technology Hardware Sales

The Company is a distributer of holographic hardware and generates revenue through resale. In accordance with ASC 606, revenue recognition: principal agent consideration, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. Otherwise, the entity is an agent in the transaction. The Company evaluates three indicators of control in accordance with ASU 2016-08: 1) For hardware sales, the Company is the most visible entity to customers and assumes fulfilment risk and risks related to the acceptability of products, including addressing customer complaints directly and handling of product returns or refunds directly. 2) The Company assumes inventory risk after taking the title from vendors and is responsible for product damage during shipment period prior to acceptance of its customers and is also responsible for product return if the customer is not satisfied with the products. 3) The Company determines the resale price of hardware products. 4) The Company is the party that directs the use of the inventory and can prevent the vendor from transferring the product to a customer or to redirect the products to a different customer. After evaluating the above scenario, the Company considers itself the principal of these arrangements and records hardware sales revenue on a gross basis.

Hardware sales contracts are on a fixed price basis with no separate sales rebate, discount, or other incentive. Revenue is recognized at a point in time when the Company has delivered products and the acceptance by its customer with no future obligation. The Company generally permits returns of products due to deficits; however, returns are historically insignificant.

(ii)	Holographic Technology Service

Holographic advertisements are the use of holographic technology integrated into advertisements on media platforms and offline display. The Company enters advertising contracts with advertisers to promote merchandises and services where the price, which is generally based on cost per action (“CPA”), is fixed and determinable. The Company provides its advertising service to channel providers where the amounts cost per action are also fixed and determinable. Revenue is recognized at a point of time when agreed actions are performed. The Company considers itself as provider of the services under the CPA model as it has the control of the services at any time before it is transferred to the customers which is evidenced by 1) having a right to a service to be performed by the other party, which gives the Company the ability to direct that party to provide the service to the customers on the Company’s behalf. 2) having discretion in setting the price for the service 3) billing monthly advertising fee directly to customers by settling valid CPA data with customers. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. The Company also provides advertisement services through influencers on social networks. The Company charges advertisers a fixed rate, which is generally a fixed percentage of total value of merchandise sold over a specific period (“GMV”). Revenue is recognized at a point of time when merchandise is sold through social network.

The Company’s SDK service is a collection of software development tools in one installable package that enables customers (usually software developers) to add holographic functionality and run holographic advertisements in their APPs or software. SDK contracts are primarily on a fixed rate basis, or cost per SDK Connection. The Company recognizes SDK service revenue at a point in time when a user completes an SDK connection via a designated portal. Service fees are generally billed monthly based on per-connection basis.

The Company also provides game promotion services for game developers and licensed game operators. The Company acted as a marketing channel that it will promote the games through in-house or third-party platforms, from which users can download the mobile and purchase virtual currency for in game premium features to enhance their game playing experience. The Company contracts with third party payment platforms for collection services offered to game players who have purchased virtual currency. The game developers, licensed operator, payment platforms and the marketing channels are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the promotion services is completed at a point in time when the game players made a payment to purchase virtual currency. The Company considered itself an agent in these arrangements since it does not control the services at any time. Accordingly, the Company records the game promotion service revenue on a net basis.

Contract balances

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all the relevant criteria for revenue recognition met are recorded as deferred revenue.

The Company’s disaggregated revenue streams are summarized and disclosed in Note 17.

Cost of revenues

For holographic solutions, the cost of revenue consists primarily of the costs of hardware products sold and outsourced content providers, third party software development costs, and compensation expenses for the Company’s professionals.

For holographic technology service, the cost of revenue consists primarily of costs paid to channel distributors for advertising services and compensation expenses for the Company’s professionals.

Advertising costs

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs are historically immaterial to the Company’s operating expenses. Advertising costs amounted to RMB 148,521, RMB 3,735,551 and RMB 2,727,591 for the years ended December 31, 2021,2022 and 2023, respectively.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. VAT is based on the gross sales price. The VAT rate is 6% on services and 13% on goods in China. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Other Income, net

Other Income includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 76,988, RMB 478,809 and RMB 844,332 for the years ended December 31, 2021, 2022 and 2023, respectively.

Leases

Effective January 1, 2022, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On January 1, 2022, the Company recognized approximately RMB 5.7 million (USD 0.9 million) of right of use (“ROU”) assets and approximately RMB 5.7 million (USD 0.9 million) of operating lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 5.6% to 7%.

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

When determining the lease payments for an operating lease transitioning to ASC 842 using the effective date, it’s based on future payments at the transition date, based on the present value of lease payments over the remaining lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Share-based compensation

The Company records share-based compensation expense for employees by allocations from MicroCloud using a proportional cost allocation method by considering the headcount and its estimates of each employee’s time attributable to the Company. The share-based compensation expenses are valued at fair value on the grant date when the reward is approved. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 3,414,706, RMB 4,630,467 and RMB 1,512,164 for the years ended December 31, 2021, 2022 and 2023, respectively.

Non-controlling interests

Our non-controlling interests represent the minority shareholders’ ownership interests related to our subsidiaries, including 44% for Ocean HK and its subsidiaries. The non-controlling interests are presented in the consolidated balance sheets separately from equity attributable to our shareholders. Non-controlling interests in the results of us are presented on the consolidated statement of income as allocations of the total income or loss for the year ended December 31, 2023 between non-controlling interest holders and our shareholders.

Non-controlling interests consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Ocean HK	291,921	86,196	14,187
Total non-controlling interests	291,921	86,196	14,187

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. Majority of the Company's business activities are carried out in PRC, hence no geographical segment is disclosed. The Company has determined two operating segments: (1) Holographic solutions, and (2) Holographic technology service.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this new standard does not have material impact on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Reverse Recapitalization

On February 2, 2024, the Company’s reverse stock split plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.0001, was combined into one (1) share of ordinary share, par value $0.001 (see Note 18 - Subsequent Event). The following information in Note 3 was adjusted for the reverse stock split as required by ASC 260.

On September 16, 2022, MC merged with Golden Path Merger Sub and survived the merger and continued as the surviving company and a wholly owned subsidiary of Golden Path and continued its business operations. Immediately prior to the closing of the Merger, holders of 218,247 shares of Golden Path ordinary shares exercised their right to redeem such shares. The remaining 356,753 public shares converted to MC common stock with the consummation of the Merger.

Upon the Closing, 57,500 common ordinary shares were issued to public investors upon exchange of the Public Rights under the Public Units in Golden Path’s IPO. These shares issued were freely tradable.

Upon the Closing, 2,705 common ordinary shares were issued to sponsor upon exchange of rights under Private Units in Golden Path’s IPO. These shares issued were subjected to locking restriction.

In connection with the Merger, 38,000 shares of Golden Path were issued to Peace Asset upon the Closing, pursuant to an agreement between the Golden Path and Peace Asset Management Ltd. (“Peace Asset”) dated August 3, 2021, as Peace Asset was engaged as the finder to introduce MC to Golden Path in connection with the merge.

As of December 31, 2022 and after giving effect to all exchange, there were 5,081,204 shares of Common Stock outstanding, comprised of the 414,253 shares issued to public investors, 173,505 common stock hold by founder/sponsor, 38,000 common stocks issued to Peace Asset, and 4,455,446 common stocks issued to MC shareholders.

The number of shares of Common Stock issued immediately following the consummation of the Merger was:

Shares
Ordinary shares of Golden Path, outstanding prior to Merger	575,000
Less redemption of Golden Path shares	(218,247)
Public shares following redemptions	356,753
Shares issued upon closing to public shareholders (from rights)	57,500
Founder (Sponsor) Shares	170,800
Shares issued upon closing to Sponsor (from rights)	2,705
Shares issued upon closing to Finder (engaged Peace Asset)	38,000
MC shares	4,455,446
Total shares of common stock immediately after Merger	5,081,204

The Merger was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Golden Path was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of MC are represented as a continuation of the financial statements of Golden Path, with the Merger being treated as the equivalent of MC issuing stock for the net assets of Golden Path, accompanied by a recapitalization. The net assets of Golden Path are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of MC in future reports.

MC has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances as of the Closing: (i) MC’s stockholders have a majority of the voting power of the combined company, (ii) MC comprises a majority of the governing body of the combined company, and MC’s senior management comprises all of the senior management of the combined company, and (iii) MC comprises all of the ongoing operations of the combined entity. Following the approval of the Business Combination, on September 16, 2022, we received net cash proceeds of $33.2 million from the closing of the Business Combination, net of certain transaction costs.

Note 4 — Deconsolidation

During the year ended December 31, 2023, the Company disposed of Shenzhen Youmi, Qianhai Youshi, Shenzhen Tianyuemeng and their subsidiaries.

On May 31, 2023, the Company’s board approved the equity transfer agreement between Shenzhen Haiyun and Wanglihua, to transfer 100% equity interest of Shenzhen Youmi Technology Co., Ltd. and its subsidiary, Horgos Youmi Technology Co., Ltd, to Wanglihua. The Company recognized a loss of RMB 10 from the transfer.

On September 28, 2023, the Company’s board approved the equity transfer agreement between Shanghai Mengyun and Nengshen, to transfer 100% equity interest of Shenzhen Qianhai Youshi Technology Co., Ltd and its subsidiaries Shenzhen Yijia Network Technology Co., Ltd., Horgos Youshi Network Technology Co., Ltd. and Kashgar Youshi Information Technology Co., Ltd. to Nengshen. The Company recognized a loss of RMB 3,491,441 from the transfer.

On September 28, 2023, the Company’s board approved the equity transfer agreement between Shenzhen Mengyun and Nengshen, to transfer 100% equity interest of Shenzhen Tianyuemeng Technology Co., Ltd. and its subsidiary, Horgos Tianyuemeng Technology Co., Ltd, to Nengshen. The Company recognized a loss of RMB 1,672,887 from the transfer.

Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and gain on disposal was as follows:

				Total
	Shenzhen Youmi	Qianhai Youshi	Shenzhen Tianyuemeng	RMB
Total current assets	190,895	19,941,843	46,349,666	66,482,404
Total other assets		491,638	39,323	530,961
Total assets	190,895	20,433,481	46,388,989	67,013,365
Total current liabilities	1,087,529	9,942,040	41,716,102	52,745,671
Total net assets	(896,634)	10,491,441	4,672,887	14,267,694
Total consideration
Total loss on disposal	(10)	(3,491,441)	(1,672,887)	(5,164,338)

Note 5 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Accounts receivable	85,215,404	14,431,613	2,037,586
Less: allowance for doubtful accounts	(4,862,941)	(4,588,786)	(647,886)
Accounts receivable, net	80,352,463	9,842,827	1,389,700

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Beginning balance	1,886,467	4,862,941	705,060
Provision for doubtful accounts	2,976,474	274,155	38,708
Exchange rate difference	-	-	(95,882)
Ending balance	4,862,941	4,588,786	647,886

Allowance for doubtful accounts net for the years ended December 31, 2022 and 2023 amounted to RMB 4.9 million and RMB 4.6 million, respectively.

Note 6 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Office equipment	1,140,456	1,005,558	141,974
Mechanical equipment	1,059,178	1,059,178	149,544
Electronic and other equipment	2,454,537	3,167,783	447,256
Vehicles	43,982	43,982	6,210
Subtotal	4,698,153	5,276,501	744,984
Less: accumulated depreciation	(3,050,277)	(3,678,367)	(519,345)
Total	1,647,876	1,598,134	225,639

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 amounted to RMB 294,514, RMB 464,999 and RMB 807,722 (USD 114,624), respectively.

Note 7 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of accounting software. The following table summarizes acquired intangible asset balances as of:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Customer relationships	13,300,000	1,300,000	183,546
Software	14,745,632	10,241,786	1,446,028
Non-compete agreements	2,300,000	400,000	56,476
Subtotal	30,345,632	11,941,786	1,686,050
Less: accumulated amortization	(14,969,108)	(8,087,239)	(1,141,830)
Less: intangible assets impairment loss	-	(3,854,547)	(544,220)
Intangible assets, net	15,376,524	-	-

Amortization expense for the years ended December 31, 2021, 2022 and 2023 amounted to RMB 6,383,366, RMB 6,379,240 and RMB 5,358,195, respectively.

The Company performs annual impairment analysis as of December 31, 2023 and concludes there was RMB 3,854,547 impairment loss for intangible assets for holographic solutions segment due to reducing sales forecast as of December 31, 2023 as our carrying value exceeds the fair value.

Note 8 — Investments in unconsolidated entities

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Equity investments without readily determinable fair value:
19.9% Investment(1)	2,000,000	2,000,000	282,378
4.4% Investment(2)	500,000	500,000	70,595
5% Investment(3)	600,000	600,000	84,713
3% Investment(4)	1,000,000	1,000,000	141,189
2% Investment(5)	-	600,000	84,713
Impairment	(4,100,000)	(4,100,000)	(578,875)
Total	-	600,000	84,713

(1)	In August 2016, Shenzhen Mengyun invested RMB 2,000,000 in a company in the technology development and animation design areas for 19.9% equity interest. Due to the continual losses, the Company believes that the probability of recovering the investment is low. Therefore, the Company accrued RMB 2,000,000 impairment loss for the investment in 2018.
(2)	In November 2015, Shanghai Mengyun invested RMB 500,000 in a company in the database service for 4.44% equity interest. Due to the continual losses, the Company believes that the probability of recovering the investment is low. Therefore, the Company accrued RMB 500,000 impairment loss for the investment in 2018.
(3)	In September 2021, Shenzhen Mengyun invested RMB 600,000 in a company specializing in research and development of smart wearable devices for 5% equity interest. Due to the continual losses, the Company believes that the probability of recovering the investment is low. Therefore, the Company accrued RMB 600,000 impairment loss for the investment in 2022.
(4)	In October 2021, Shenzhen Mengyun invested RMB 1,000,000 in a company specializing in VR/AR education technology for 3% equity interest. Due to the continual losses, the Company believes that the probability of recovering the investment is low. Therefore, the Company accrued RMB 1,000,000 impairment loss for the investment in 2022.
(5)	In March 2023, Shenzhen Mengyun invested RMB 600,000 in a company in the technology development and animation design areas for 2% equity interest.

Note 9 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Goodwill from Shenzhen Bowei acquisition*	9,729,086	-	-
Goodwill from Shenzhen Tianyuemeng acquisition**	11,426,811	-	-
Goodwill	21,155,897	-	-

*	On July 1, 2020, Shenzhen Mengyun entered into acquisition agreement to acquire 100% equity interests of Shenzhen Bowei, a provider of holographic PCBA solutions. The transaction consummated on July 1, 2020. According to the agreement, acquisition consideration is RMB 20,000,000 (approximately USD 3.1 million) to acquire the 100% equity interests of Shenzhen Bowei. Acquired amortizable intangible assets includes customer relationship, software, and non-compete agreements. Approximately RMB 9.7 million (USD 1.5 million) of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. According to the evaluation report from King Kee, the Fair Value of Shenzhen Bowei is RMB 5,300,000, while the carrying value of RMB 15,259,000, so the goodwill shall be fully impaired.
**

On October 1, 2020, Shenzhen Mengyun entered into acquisition agreement to acquire 100% equity interests of Shenzhen Tianyuemeng, an entity focused on holographic advertising services. The transaction consummated on October 1, 2020. According to the agreement, acquisition consideration is RMB 30,000,000 (approximately USD 4.6 million) to acquire the 100% equity interests of Shenzhen Tianyuemeng. Acquired amortizable intangible assets includes customer relationship, software, and non-compete agreements. Approximately RMB 11.4 million (USD 1.8 million) of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

On September 28, 2023, the Company’s board approved the equity transfer agreement between Shenzhen Mengyun and nengshen, to transfer 100% equity interest of Shenzhen Tianyuemeng Technology Co., Ltd and its subsidiaries Horgos Tianyuemeng Technology Co., Ltd., Ltd. and goodwill goes down to nil.

The changes in the carrying amount of goodwill allocated to reportable segments As of December 31, 2022 and 2023 are as follows:

	Holographic solutions	Holographic technology service	Total
As of December 31, 2022	9,729,086	11,426,811	21,155,897
Less: goodwill impairment loss	(9,729,086)	-	(9,729,086)
equity transfer loss	-	(11,426,811)	(11,426,811)
As of December 31, 2023	-	-	-

Note 10 — Related party transactions and balances

The amounts due from related parties consist of the following:

Name of Related Parties	Relationship	Nature	December 31, 2022	December 31, 2023	December 31, 2023
			RMB	RMB	USD
Shenzhen Ultimate Holographic Culture Communication Co., Ltd	Shenzhen Mengyun’s 19.9% equity investment	Advances for operational purposes, no interest, due on demand	60,280	-	-
Total:			60,280	-	-

The amounts due to related parties consists of the following:

Name of Related Parties	Relationship	Nature	December 31, 2022	December 31, 2023	December 31, 2023
			RMB	RMB	USD
Yuxiu Han.	Former shareholder and current legal representative of Shenzhen Bowei	Advances for operational purpose, no interest, due on demand	350,000	-	-
Total:			350,000	-	-

Note 11 — Taxes

Cayman Islands

MicroCloud, MC was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Seychelles

Mcloudvr Software is incorporated in Seychelles and is not subject to tax on income generated outside of Seychelles under the current law. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Hong Kong

Quantum Edge HK Limited, Broadvision HK, Ocean HK and Mcloudvr HK, our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision for operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shanghai Mengyun obtained the “high-tech enterprise” tax status in October 2017 and further renewed in December 2020, which reduced its statutory income tax rate to 15% from January 2017 to December 2023. Shenzhen Mengyun obtained the “high-tech enterprise” tax status in November 2018 and further renewed in December 2021, which reduced its statutory income tax rate to 15% from January 2018 to December 2024. Shenzhen Bowei obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2024.

Horgos Weiyi, Horgos Youshi, Horgos Bowei and Horgos Tianyuemeng were formed and registered in Horgos in Xinjiang, China from 2016 to 2020, and Kashgar Youshi was formed and registered in Kashgar in Xinjiang, China in 2016. These companies are not subject to income tax for 5 years and can obtain another two years of tax exemption status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	RMB	RMB	RMB	USD
Current income tax expenses	47,145	54,335	(100,859)	(14,313)
Deferred income tax benefits	(841,948)	(880,475)	(4,038,047)	(573,041)
Income tax expenses	(794,803)	(826,140)	(4,138,906)	(587,354)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023
China statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rate reduction	(24.76)%	(24.51)%	(37.28)%
Change in valuation allowance	0.44%	(2.01)%	(15.37)%
Additional R&D deduction in China	(1.24)%	0.83%	1.38%
Permanent difference	(0.37)%	(0.06)%	(0.20)%
Tax rate difference outside China(1)	(0.04)%	0.04%	(0.05)%
Effective tax rate	(0.97)%	(0.71)%	(26.52)%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	256,868	258,718	36,528
Impairment loss for investment	240,000	240,000	33,885
Net operating loss carry forward	3,409,722	18,180,820	2,566,934
Inventory reserve	26,469	26,469	3,737
Right of use	14,110	152,685	21,558
Less: valuation allowance	(3,054,301)	(15,927,164)	(2,248,742)
Deferred tax assets, net	892,868	2,931,528	413,900
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	(1,999,387)	-	-
Deferred tax liabilities, net	(1,999,387)	-	-
Total deferred tax liabilities, net	(1,106,519)	2,931,528	413,900

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary differences can be utilized. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2020. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

As of December 31, 2023, the Company had net operating loss carry forwards of approximately RMB 125,185,603, which arose from Shanghai Mengyun, Shenzhen Mengyun, Shenzhen Bowei and Shenzhen Yushi, the subsidiaries established in the PRC, and will expire during the period from 2024 to 2028.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022 and 2023 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT are based on gross sales price. VAT rate is 6% on services and 13% on goods in China.

Taxes payable consisted of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
VAT taxes payable	49,655	198,966	28,092
Income taxes payable	473,565	394,809	55,743
Other taxes payable	79,034	31,833	4,494
Totals	602,254	625,608	88,329

Note 12 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 72,000). As of December 31, 2023 and December 31, 2022, cash and time deposit balance of RMB 126,037,538 (USD 17,795,126) and RMB 151,119,985 was deposited with financial institutions located in China, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the year ended December 31, 2021, one customer accounted for 18.7% of the Company’s total revenues. For the year ended December 31, 2022, one customer accounted for 12.9% of the Company’s total revenues. For the year ended December 31, 2023, two customers accounted for 25.0% and 12.2% of the company’s total revenue, respectively.

As of December 31, 2022, two customers accounted for 26.4% and 15.8% of the Company’s accounts receivable, respectively. As of December 31, 2023, three customers accounted for 19.8% ,13.0% and 11.8% of the Company’s accounts receivable, respectively.

Vendor concentration risk

For the year ended December 31, 2021, two vendors accounted for 35.1% of the Company’s total purchases. For the year ended December 31, 2022, one vendor accounted for 13.8% of the Company’s total purchases. For the year ended December 31, 2023, three vendors accounted for 37.6% ,13.0% and 12.0% of the Company’s total purchases.

As of December 31, 2022, two vendors accounted for 63.6% and 10.0% of the Company’s accounts payable. As of December 31, 2023, three vendors accounted for 36.1% ,26.1% and 22.2% of the Company’s accounts payable.

Note 13 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company has several offices lease agreements with lease terms ranging from two to six years. Upon adoption of ASU 2016-02 on January 1, 2022, the Company recognized approximately RMB 5.7 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a incremental borrowing rate of 7.0%. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

As of December 31, 2022 and December 31, 2023, the Company’s operating leases had a weighted average remaining lease term of approximately 2.93 years and 2.65 years, respectively.

Operating lease expenses are allocated between the cost of revenue and selling, research and development, general, and administrative expenses. Rent expenses for the years ended December 31,2021, 2022 and 2023 was and RMB 2,222,304, RMB 2,532,996 and RMB 2,306,237, respectively.

The five-year maturity of the Company’s operating lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2024	1,243,004	175,499
2025	1,307,489	184,603
2026	875,622	123,628
2027	-	-
2028	-	-
Total lease payments	3,426,115	483,730
Less: Interest	(304,651)	(43,013)
Present value of lease liabilities	3,121,464	440,717

Future amortization of Company’s ROU assets is presented below:

Twelve months ending December 31,	RMB	USD
2024	1,061,871	149,925
2025	1,138,324	160,719
2026	788,496	111,327
Total	2,988,691	421,971

Note 14 — Shareholders’ equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on May 9, 2018, with an authorized capital of 500,000,000 ordinary shares, each with a par value of $0.0001. Holders of the ordinary shares are entitled to one vote per share.

In January 2021, the Company effected a 10 for 1 share split, resulting in an aggregate of 10 ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share split.

On January 6, 2021, the Company issued an aggregate of 1,150,000 founder shares to the Sponsor for an aggregate purchase price of $25,000 in cash.

On March 26, 2021, the Company issued an additional 287,500 founder shares to the Sponsor in connection with a recapitalization.

On June 24, 2021, the Company sold 5,750,000 units at a price of $10.00 per Public Unit in the Initial Public Offering.

Simultaneously on June 24, 2021, the Company issued 270,500 ordinary shares under the private placement of 270,500 private units at $10 per unit, to the Sponsor.

As of December 31, 2021 and 2020, 1,708,000 and 10 ordinary shares issued and outstanding excluding 5,750,000 and 0 shares are subject to possible-redemption.

On January 30, 2024, the Company announced a Reverse Stock Split plan (the "Reverse Stock Split"). The plan became effective on February 2, 2024. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.0001, was combined into one (1) share of ordinary share, par value $0.001, and the authorized share capital of the Company was reduced from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each to US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each (see Note 18 - Subsequent Event). The following information in Note 14 was adjusted for the Reverse Stock Split.

At the closing of the Business Combination, the issued and outstanding shares in MC held by the former MC shareholders was cancelled and ceased to exist, in exchange for the issue of an aggregate of 4,455,446 Golden Path Ordinary.

The number of shares of Common Stock issued immediately following the consummation of the Merger was 5,081,204 shares with a par value of USD 0.001 each. (see Note 3)

On October 24, 2023, the Company issued 860,000 ordinary shares, of the Registrant issuable pursuant to the 2023 Employee Stock Incentive Plan.

As of December 31, 2023, the Company had 5,941,204 ordinary shares with a par value of USD 0.001 each.

Statutory reserve

Mengyun PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and staff bonus and welfare fund at its discretion. Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

During the years ended December 31, 2022 and 2023, Mengyun PRC entities collectively attributed RMB 2,569,404 and RMB 26,956 to statutory reserves, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Xihuiyun and Shanghai Mengyun (collectively “Mengyun PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Mengyun PRC entities.

Mengyun PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and staff bonus and welfare fund at its discretion. Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Mengyun PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Mengyun PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023, amounts restricted are the paid-in-capital and statutory reserve of Mengyun PRC entities, which amounted to RMB 33,048,958.

Note 15 — Warrants

As of December 31, 2023, the Company has 5,750,000 public warrants and 270,500 private warrants.

The Company accounts for its outstanding Warrants in accordance with the guidance contained in ASC 815-40-15-7D and 7F. Management has determined that under the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. Management has further determined that its Public Warrants qualify for equity treatment. Warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Private Warrants are valued using a Black Scholes model.

Public Warrants

On June 24, 2021, the Company sold 5,750,000 units at a price of $10.00 per Public Unit in its Initial Public Offering. Each Public Unit consists of one ordinary share of the Company, $0.0001 par value per share, one right and one redeemable warrant (the “Public Warrant”). Each Public Warrant entitles the holder to purchase one-half (1/2) of an ordinary share at an exercise price of $11.50 per whole share, subject to adjustment as described in Form S-1 Amendment No. 2 filed on June 11, 2021. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

The Public Warrants became exercisable on September 16, 2022, the Business Combination date. As of December 31, 2023, the Public Warrants are exercisable for cash as the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 270,500 Private Units at $10.0 per unit. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $625,000. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.90%), (2) expected warrant life of 5 years, (3) expected volatility of 58.40%, and (4) expected dividend yield of 0.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	USD	USD	USD	RMB
Input
Share price	9.96	2.27	3.55	25.14
Risk-free interest rate	1.26%	4.02%	3.95%	3.95%
Volatility	59.8%	65.2%	60.60%	60.60%
Exercise price	11.50	11.50	11.50	81.45
Warrant life (yr)	5 years	4.71 years	3.71 years	3.71 years

As of December 31, 2022 and December 31, 2023, the aggregate value of the private warrants was RMB 425,619 and RMB RMB 62,200. The change in fair value of private warrants was RMB 4,415,328 and RMB 372,961 for the years ending December 31, 2022 and December 31, 2023, respectively.

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2023, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	Warrant Liabiity		Quoted Prices In Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
December 31, 2022:	RMB	425,619	RMB	-	RMB	-	RMB	425,619
December 31, 2023	RMB	62,200	RMB	-	RMB	-	RMB	62,200

The following table summarizes the Company’s Warrants activities and status of Warrants on December 31, 2023:

Private Warrants	Warrants	Weighted Average Exercise Price Per Share	Average Remaining Period (Years)
Outstanding as of December 31, 2021	270,500	$11.50	5
Issued	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding as of December 31, 2022	270,500	$11.50	5
Issued	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding as of December 31, 2023	270,500	$11.50	4

Note 16 — Commitments and contingencies

Contingencies

Litigation

The Company, along with its shareholder Joyous JD Limited, has initiated litigation in the New York Supreme Court New York County against Greenland Asset Management Corporation, the sponsor of the pre-business combination company, Golden Path Acquisition Corporation (“Sponsor”).

1.	Joyous JD Limited is seeking damages in connection with the Sponsor’s breach of certain investment agreements which was executed by and between the Sponsor and Joyous JD Limited;

2.	The Company is seeking damages in connection with the Sponsor’s noncompliant misuse of Form S-4 in registering shares during the course of the business combination, which resulted in a forced withdrawal of the Form S-4. The Company has commenced lawsuit seeking damages.

3.	Greenland Asset Management initiated a countersuit against the Company in response to the Company’s lawsuit.

Due to uncertainty over the process and outcome of the lawsuit, the final ruling of the Court shall prevail.

Note 17 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. Majority of the Company's business activities are carried out in PRC, hence no geographical segment is disclosed. The Company has determined two operating segments: (1) Holographic solutions, and (2) Holographic technology service.

The following tables present summary information by segment for the years ended December 31, 2021, 2022 and 2023:

	Holographic solutions	Holographic technology service	Total December 31, 2021
	RMB	RMB	RMB
Revenues	131,871,221	226,778,077	358,649,298
Cost of revenues	(92,819,057)	(15,803,991)	(108,623,048)
Gross profit	39,052,164	210,974,086	250,026,250
Depreciation and amortization	(2,590,281)	(4,084,030)	(6,674,311)
Total capital expenditures	(129,482)	(6,194)	(135,676)

	Holographic solutions	Holographic technology service	Total December 31, 2022
	RMB	RMB	RMB
Revenues	153,996,658	333,942,206	487,938,864
Cost of revenues	(125,805,732)	(138,873,815)	(264,679,547)
Gross profit	28,190,926	195,068,391	223,259,317
Depreciation and amortization	(2,761,207)	(4,083,030)	(6,844,237)
Total capital expenditures	(1,821,918)	-	(1,821,918)

	Holographic solutions	Holographic technology service	Total December 31, 2023
	RMB	RMB	RMB
Revenues	68,345,506	135,202,499	203,548,005
Cost of revenues	(59,562,014)	(69,734,292)	(129,296,306)
Gross profit	8,783,492	65,468,207	74,251,699
Depreciation and amortization	(6,161,834)	-	(6,161,834)
Total capital expenditures	(774,615)	-	(774,615)

Total assets as of:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Holographic solutions	200,456,129	142,626,614	20,137,323
Holographic technology service	81,665,772	17,932,589	2,531,886
Total assets	282,121,901	160,559,203	22,669,209

Disaggregated information of holographic solutions revenues by business lines are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	RMB	RMB	RMB	USD
Holographic Technology LiDAR Products	58,923,457	45,086,319	16,330,569	2,317,478
Holographic Technology Intelligence Vision software and Technology Development Service	14,277,873	12,658,954	45,930,400	6,518,001
Holographic Technology Licensing and Content Product	31,105,495	29,093,110	5,594,979	793,986
Holographic Hardware Sales	27,564,396	67,158,275	489,558	69,473
Total Holographic Solutions	131,871,221	153,996,658	68,345,506	9,698,938

Note 18 — Subsequent events

Issuance of Convertible Promissory Note

On January 23, 2024, the Company entered into Convertible Note Purchase Agreements (“CNPA”) with certain investors. On January 24, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the CNPAs. The aggregate original principal amount of the Notes is $9,500,000.00.

The Note has a term of 360 days commencing on January 24, 2024. The Notes carry an aggregate original issue discount of $760,000. The Company bore the costs and other transaction expenses incurred in connection with the purchase and sale of the Notes.

Each Investor has the right to elect to convert all or a portion of the outstanding balance under the Note into ordinary shares of the Company pursuant to the following formula: conversion shares equals amount being converted divided by the conversion price, which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the twenty (20) trading days preceding the date of conversion request (B) multiplied by 70% and (C) rounded down to the nearest 2 decimal places. The conversion is subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transaction. The Company may at it option decline to effect any conversion of the outstanding balance under the Note to the extent that after giving effect to such conversion would cause the Investors (on an individual basis) to beneficially own a number of shares exceeding 9.99% of the number of shares outstanding on such date.

On March 13, 2024, the Company entered into Convertible Note Purchase Agreements (“CNPA”) with certain investors. On March 14, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the CNPAs. The aggregate original principal amount of the Notes is $14,000,000.00.

The Note has a term of 360 days commencing on March 14, 2024. The Notes carry an aggregate original issue discount of $1,120,000. The Company bore the costs and other transaction expenses incurred in connection with the purchase and sale of the Notes.

Each Investor has the right to elect to convert all or a portion of the outstanding balance under the Note into ordinary shares of the Company pursuant to the following formula: conversion shares equals amount being converted divided by the conversion price, which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the sixty (60) trading days preceding the date of conversion request (B) multiplied by 70% and (C) rounded down to the nearest 2 decimal places. The conversion is subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transaction. The Company may at it option decline to effect any conversion of the outstanding balance under the Note to the extent that after giving effect to such conversion would cause the Investors (on an individual basis) to beneficially own a number of shares exceeding 9.99% of the number of shares outstanding on such date.

The Company will use the net proceeds from both offerings of the convertible promissory note for working capital and general corporate purposes.

Reverse Stock Split

On January 30, 2024, the Company announced a Reverse Stock Split plan (the "Reverse Stock Split"). The plan became effective on February 2, 2024. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.0001, was combined into one (1) share of ordinary share, par value $0.001, and the authorized share capital of the Company was reduced from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each to US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each.

After the Reverse Stock Split, the Company’s ordinary shares have the same proportional voting rights and is identical in all other respects to the ordinary shares prior to the effectiveness of the Reverse Stock Split.

In connection with the Reverse Stock Split, the exercise price of the Company’s private warrants (Note 15) was adjusted from $11.50 to $115, with a proportionate adjustment downwards to the shares underlying the warrants.

Pursuant to requirements under ASC 260, the Company made retrospective changes relating to the Reverse Stock Split in this financial report, as the Reverse Stock Split was made effective before issuance of this financial report.

Acquisition of Yichang Jiyue Ltd.

On March 1st, 2024, the Company entered into an agreement to acquire 100% equity of Yichang Ji Yue Technology Ltd. Yichang Ji Yue Technology Ltd. was established in 2021, dedicated to becoming a leading big data marketing service provider, helping corporate clients to complete digital transformation. The company is headquartered in Yichang, Hubei, with technology research and development centers in Beijing.

Note 19 — Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees As of December 31, 2022 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
ASSETS
OTHER ASSETS
Investment in subsidiaries	197,126,688	141,277,611	19,945,216
Total other assets	197,126,688	141,277,611	19,945,216
Total assets	197,126,688	141,277,611	19,945,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other payables and accrued liabilities	98,664	98,664	14,305
Warrant liabilities	425,619	62,200	8,782
Total liabiliteis	524,283	160,864	23,087

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares,$0.001 par value[1]	36,144	42,318	5,941
Additional paid-in capital	254,138,709	286,296,970	41,180,750
Accumulated deficit	(65,500,622)	(146,909,851)	(20,668,617)
Statutory reserves	11,110,699	3,052,776	431,019
Accumulated other comprehensive loss	(3,182,525)	(1,365,466)	(1,026,964)
Total shareholders’ equity	196,602,405	141,116,747	19,922,129
Total liabilities and shareholders’ equity	197,126,688	141,277,611	19,945,216

[1]	Par value has been adjusted for the reverse stock split effective February 2, 2024 (See Note 18 - Subsequent Event).

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
OPERATING EXPENSES
General and administrative	(28,968)	(32,164,435)	(4,480,600)
Total operating expenses	(28,968)	(32,164,435)	(4,480,600)
Equity income (loss) of subsidiaries	(140,903,197)	(114,125,394)	(16,111,711)
Total other income (expense), net	(140,903,197)	(114,125,394)	(16,111,711)
CHANGE IN FAIR VALUE OF WARRANT LIABILITIES	4,415,328	372,961	52,927
NET INCOME	(136,458,901)	(81,587,998)	(11,578,184)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	995,415	1,817,059	257,860
COMPREHENSIVE INCOME	(135,463,486)	(79,770,939)	(11,320,324)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(136,458,901)	(81,587,998)	(11,578,184)
Adjustments to reconcile net income to cash used in operating activities:
Equity income (loss) of subsidiaries	140,903,197	114,125,394	16,111,711
Issuance of common shares under the Company’s 2023 Equity Incentive Plan	-	(32,164,435)	(4,480,600)
Change in fair value of warrant liabilities	(4,415,328)	(372,961)	(52,927)
Intercompany	-	-	-
Other payables and accrued liabilities	(28,968)	-	-
Net cash used in operating activities	-	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:	-	-	-
Net cash (used in) provided by investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	-	-	-

EFFECT OF EXCHANGE RATE ON CASH

CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	-	-	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	-	-	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	-	-	-