Form 20-F/A
period 2023-12-31
MicroCloud Hologram Inc.
filed 2024-05-21
CIK 1841209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 2, 2024.

The Company is filing this Amendment solely to include the Company’s Clawback Policy as Exhibit 97.1 to comply with the requirements of Nasdaq Rule 5608.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

ITEM 19.	EXHIBITS

Index to Exhibits

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
2.1	Business combination and Merger Agreement dated as of September 10, 2021 by and among MC Hologram, Inc., Golden Path Acquisition Corporation and Golden Path Merger Sub Corporation	8-K	2.1	September 13, 2021
2.2	First Amendment to the Business Combination and Merger Agreement dated as of August 5, 2022	8-K	2.2	September 22, 2022
2.3	Second Amendment to the Business Combination and Merger Agreement dated as of August 10, 2022	8-K	2.3	September 22, 2022
2.4	Description of Ordinary Shares	20-F	2.4	April 2, 2024
2.5	Description of Warrants	20-F	2.5	April 2, 2024
3.1	MicroCloud Hologram Inc. Amended and Restated Articles of Incorporation	8-K	3.1	September 22, 2022
4.1	Specimen Ordinary Share Certificate	8-K	4.1	September 22, 2022
4.2	Specimen Warrant Certificate	8-K	4.2	September 22, 2022
4.3	Warrant Agreement between VStock Transfer LLC and Golden Path Acquisition Corporation	8-K	4.3	September 22, 2022
4.4	Form 6-K furnished to the SEC on February 9, 2024, reporting the results of the Company’s reverse stock split.	6-K	4.4	February 9, 2024
10.1	Form of Lock-Up Agreement	8-K	10.1	September 22, 2022
10.2	Form of Indemnification Agreement	8-K	10.2	September 22, 2022
10.3	Form of Registration Rights Agreement	8-K	10.3	September 22, 2022
10.4	Form of Non-Competition and Non-Solicitation Agreements	8-K	10.4	September 22, 2022
10.5	Form of Employment Agreement between the Registrant and each of its executive directors and officers	10-K	10.5	March 14, 2023
10.6	Form of Director Offer Letter between the Registrant and each of its independent directors	10-K	10.6	March 14, 2023
8.1	List of Subsidiaries	20-F	8.1	April 2, 2024
12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	20-F	12.1	April 2, 2024
12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	20-F	12.2	April 2, 2024
13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20-F	13.1	April 2, 2024
13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20-F	13.2	April 2, 2024
15.1	Consent of Assentsure PAC	20-F	15.1	April 2, 2024
97.1	Clawback Policy
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to the annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

MicroCloud Hologram Inc.

	By:	/s/ Guohui Kang
		Name:	Guohui Kang
		Title:	Chief Executive Officer
Date: May 20, 2024

2