Form 20-F
period 2024-12-31
MicroCloud Hologram Inc.
filed 2025-03-21
CIK 1841209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

People’s Republic of China 518000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary share, $0.02 par value	HOLO	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	HOLOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, there were 54,503,750 Class A Ordinary shares issued and outstanding, with a par value of US$0.02 per share. This number reflects the 10-to-1 Share Consolidation that took effect on February 2, 2024, as well as the 20 - to - 1 Share Consolidation in October 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

●	“CAC” refers to the Cyberspace Administration of China.

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China.

●	“Company” refers to MicroCloud Hologram Inc. (f/k/a Golden Path Acquisition Corporation), a Cayman Islands exempted company.

●	“Class A Ordinary shares” are to our Class A Ordinary shares, par value US$0.02 per share.

●	“Class B Ordinary shares” are to our Class B Ordinary shares, par value US$0.02 per share.

●	“CSRC” refers to the China Securities Regulatory Commission.

●	“EIT” refers to enterprise income tax.

●	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.

●	“MIIT” refers to the Ministry of Industry and Information Technology of China.

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“SAFE” are to the State Administration for Foreign Exchange;

●	“MOFCOM” are to the Ministry of Commerce of the People’s Republic of China;

●	“RMB”refer to the legal currency of mainland China.

●	“US$” and “U.S. dollars” refer to the legal currency of the United States.

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

●	“HOLO”, “MicroCloud”,“we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report refer to MicroCloud Hologram Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2022	2023	2024
At the end of the year - RMB	RMB6.8972 to $1.00	RMB7.0827 to $1.00	RMB7.1884 to $1.00
Average rate for the year - RMB	RMB6.7290 to $1.0	RMB7.0467 to $1.00	RMB7.1217 to $1.00

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

The following diagram illustrates our corporate structure as of December 31, 2024, including our major subsidiaries.

Other unspecified proportions are 100%
MicroCloud Hologram Inc.
Mcloudur SoftwareNetwork Technology HK Co. Limited
MC Hologram Inc (Cayman Company)
56%
Ocean Cloud Technology Co. Limited
Quantum Edge HK Limited
Broadvision Intelligence (Hong Kong), Ltd.
offshore
onshore
18. 37%
Shenzhen Haiyun Xinsheng Technology Co., Ltd.
Shanghai Mengyun Holographic Technology Co.,Ltd.
81. 63%
Beijing Xihuiyun Technology Co., Ltd.
Shenzhen Haiyun Xingchen Technology Co., Ltd.
Shenzhen Yushian Technology Co., Ltd.
Shenzhen Mengyun Holographic Technology Co., Ltd.
Yichang Ji Yue Technology Ltd.
Shenzhen BroadVision Technology Co., Ltd.
BeiJing Ji Yue Technology Ltd.

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

A.	[Reserved]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all the other information in this Annual Report on Form 20-F including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes. If any of the following risks actually occurs (or if any of those discussed elsewhere in this Annual Report on Form 20-F occurs), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Unless otherwise indicated, references to our business being seriously harmed in these risk factors will include harm to our business, reputation, financial condition, results of operations, revenue, and future prospects. In that event, the market price of our Ordinary shares could decline, and you could lose part or all of your investment.

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

Market growth potentials for ADAS or autonomous vehicles is difficult to predict, by the time mass market adoption of autonomous vehicle technology is achieved, we expect competition among providers of sensing technology based on LiDAR and other modalities to increase substantially. If commercialization of LiDAR products is not successful, or not as successful as we or the market expect, or if other sensing modalities gain acceptance by market participants and regulators by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations and financial condition will be materially and adversely affected.

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

We have material customer concentration, with a limited number of customers accounting for a material portion of our revenues for the years ended December 31, 2023 and 2024.

For the year ended December 31, 2024, our five largest customers in aggregate accounted for approximately 41.6% of our revenues, and our largest customer accounted for approximately 13.4% of our revenues. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers, or to predict the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these customers may fluctuate from time to time, which may be affected by market conditions or other factors, some of which may be outside of our control. Further, we may not be able to maintain and solidify our relationships with these major customers on commercially reasonable terms, or at all. As such, any declines in revenues from our major customers could have an adverse effect on our business, results of operations and financial condition.

We and our subsidiaries depend on a limited number of vendors for a significant portion of our purchase which may result in heightened concentration risk.

We and our subsidiaries, also conduct business with a limited number of vendors. For the years ended December 31, 2023 and 2024, 62.6% and 32.0% of our total purchases were from three and two vendors, respectively.

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

In the course of auditing our consolidated financial statements for the years ended December 31, 2023 and 2024, we had identified certain material weaknesses in our internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”). As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness was that we did not maintain an effective control environment. Specifically, We lacked sufficient resources regarding financial reporting and accounting personnel with an understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP, and financial reporting requirements set forth by the SEC. To address this material weakness, we had implemented and will continue to implement a number of remediation measures to address the material weaknesses, including: (i) hired personnel with U.S. GAAP relevant experience and necessary expertise to strengthen our financial reporting function and to design and implement necessary controls to remediate the material weakness; (ii) designed and implemented controls to ensure completeness and accuracy of data relevant to the accounting and financial reporting of complex transactions;

The second material weakness was that we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We kept devoting significant effort and resources to the remediation and improvement of the weaknesses as aforementioned. As of the date of this Annual Report, we did not incur material costs related to the measures undertaken to address the two weaknesses. However, we may incur additional operating cost as we further proceed with such measures.

After the consummation of the Business Combination, MC became a part of Golden Path (currently known as MicroCloud Hologram Inc.), a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report of management on our internal control over financial reporting and that our independent registered public accounting firm attest to and report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F or Form 10-K. For fiscal year ended December 31, 2024, we are exempted from such requirement since we qualify as an “emerging growth company” pursuant to the JOBS Act and are eligible to take advantage of certain exemptions, including the aforementioned one. We may not be exempted in the future, and our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which such internal controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. We will continue the process to implement the remedial measures, there is no assurance that such measures will fully remedy any identified deficiency, or that additional material weaknesses in our controls and procedures will not be identified in the future.

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

If we plan to expand our business internationally and engage in cross - border business in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from conducting business in certain countries. If new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In particular, the international economic relations between the United States and China have long been in a state of flux. Back in 2018, the U.S. government started to impose tariffs on a series of Chinese imports, alleging unfair trade practices. China responded in kind, leading to months of reciprocal actions. Then, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase - one trade deal, which became effective on February 14, 2020. This agreement brought a certain degree of stability to the bilateral trade relations for a while. However, the situation has changed recently. On March 3, 2025 (Eastern Time in the US), the US government announced an additional 10% tariff on all Chinese goods imported into the US, citing fentanyl concerns. In response, effective from March 10, 2025, China, with the approval of the State Council, imposed additional tariffs on certain products imported from the US. Specifically, a 15% tariff is imposed on chicken, wheat, corn, and cotton, and a 10% tariff is imposed on sorghum, soybeans, pork, beef, aquatic products, fruits, vegetables, and dairy products. Although the direct impact of the current international trade tension, and any further escalation, on the holographic technology industry in China remains uncertain, the negative impact on general economic, political, and social conditions may still adversely affect our business, financial condition, and results of operations.

Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, significant developments have occurred regarding the Holding Foreign Companies Accountable Act (HFCA Act).On December 18, 2020, the former U.S. President Donald J. Trump signed the HFCA Act into law. It required the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to the PCAOB inspection for three consecutive years after the law becomes effective. In 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules applied to registrants the SEC identified as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (commission - identified issuers). Commission - identified issuers were required to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. They also had to provide certain additional disclosures in their annual reports.Notably, on December 15, 2022, the PCAOB announced it received “complete access to inspect and investigate” audit firms in China and Hong Kong. This development was a significant step as it potentially averted the delisting of hundreds of Chinese public companies from U.S. exchanges. This access was a result of an agreement reached between the PCAOB and Chinese regulators on a new access framework.More recently, in early 2025, there has been a resurgence of attention around the Act. Some U.S. lawmakers have been discussing potential supplementary measures related to the HFCA Act, aiming to further tighten the scrutiny on foreign companies, especially those from China. Although no new legislation has been formally passed as of yet, these discussions have already caused jitters in the market of Chinese - based companies listed in the United States. For instance, certain bills in the proposal stage suggest shortening the grace period for non - compliant companies or increasing the scope of information disclosure, which, if implemented, could have a material impact on the operations and market standing of these companies. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy and the political tensions between the United States and China may materially and adversely affect our business, financial condition, results of operations and prospects.

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

In 2022, many Chinese companies listed in the U.S., were temporarily identified by the SEC as “Commission - Identified Issuers” under the HFCA Act due to the PCAOB's inability to fully inspect or investigate their auditors' work papers. In August 2022, China and the U.S. reached an audit supervision cooperation agreement, which bridged the differences in audit supervision between the two sides, allowing the U.S. to obtain audit work papers through the cooperation channel and temporarily eliminating the crisis of mass delisting of Chinese concept stocks.

In early 2025, the U.S. issued the “America First” Investment Policy Memorandum, strengthening legal tools to review the listing compliance of Chinese companies. The SEC passed an interim final amendment, requiring foreign companies listed in the U.S. to disclose whether they are controlled by a government.

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

Our auditor is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor, Assentsure PAC, is headquartered in Singapore. Therefore, our auditor is subject to the Determination announced by the PCAOB on December 16, 2021. Moreover, the PCAOB currently has access to inspect the audit workpapers of our PRC subsidiaries or any PRC - based subsidiary. Notwithstanding the foregoing, in the future, if there is any regulatory change or steps taken by the PRC regulators that do not permit Assentsure PAC to provide audit documentation located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over - the - counter” markets, may be prohibited under the HFCA Act. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the Holding Foreign Companies Accountable Act, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years (now reduced to two years under AHFCAA), may result in the delisting of us in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

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

After the new PRC Data Security Law was enacted in September 2021, we became not subject to the cybersecurity review by the CAC for this offering, given that: (i) our products and services are offered not directly to individual users but through our business customers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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

On September 30, 2024, the Regulations on Network Data Security was promulgated and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

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

We are not an operating company, but a holding company incorporated in the Cayman Islands, and our business is carried out by our subsidiaries. The MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List was replaced by the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) on September 8, 2024. The 2024 version was approved at the 10th executive meeting of the National Development and Reform Commission on April 8, 2024, and was reviewed and approved by the State Council executive meeting on August 19, 2024. It came into effect on November 1, 2024. The 2024 Negative List serves as the main basis for the MOFCOM to manage and supervise foreign investments. Because those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment and none of our businesses are on the 2024 Negative List, the operations of us and our subsidiaries fall within the MOFCOM permitted activities and are not subject to restrictions to foreign investments or equity ownership. Therefore, we are able to conduct our business through our wholly owned PRC subsidiaries without being subject to the restrictions imposed by the foreign investment laws and regulations of the PRC. However, it is uncertain whether the relevant PRC government authority would reach the same assessment as us, that we operate solely in permitted industries, or whether such assessment will be changed in the future. If this assessment is questioned by the relevant PRC government authority, it may lead to a material adverse impact on our business operations and the value of your investment. Based on the opinions of our understanding of the current PRC law, our current organizational structure is effective and the ownership structure of the PRC subsidiaries complies with the current PRC law and will comply with the current PRC law immediately after the Merger. However, there is uncertainty as to this conclusion as we cannot assure you that relevant PRC governmental agencies would reach the same conclusion as we do.

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

Three of our subsidiaries, Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei have received the High and New Technology Enterprise Certification. Shanghai Mengyun obtained the “high-tech enterprise” tax status in October 2017 and further renewed in December 2023, which reduced its statutory income tax rate to 15% from January 2017 to December 2025. Shenzhen Mengyun obtained the “high-tech enterprise” tax status in November 2018 and further renewed in December 2021, which reduced its statutory income tax rate to 15% from January 2018 to December 2023. Shenzhen Bowei obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from January 2021 and further renewed in December 2024, which reduced its statutory income tax rate to 15% from January 2021to December 2026. Under PRC laws, Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei shall satisfy all the conditions stipulated under the Administrative Measures for Recognition of High and New Technology Enterprises and relevant guidance, including relevant financial, research and development thresholds, manufacturing and otherwise requirements during the three-year period. We cannot assure that Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei may maintain the High and New Technology Enterprise Certification during the next three-year period and such preferential income tax treatment could be revoked if Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei are deemed unqualified to receive such tax benefits. There is also no guarantee that Shanghai Mengyun Shenzhen Mengyun and Shenzhen Bowei will receive a new High and New Technology Enterprise Certification upon expiration of the three-year preferential treatment period. Accordingly, our financial condition and operation may be adversely affected due to such changes.

On April 2, 2021, MOF and SAT further jointly issued Cai Shui 2021 No. 12, which clarified that from January 1, 2022 to December 31, 2022, eligible small enterprises whose RMB 1,000,000 of annual taxable income is eligible for an extra 50% reduction base on Cai Shui 2019 No. 13 (i.e., effective rate is 2.5%). On March 14, 2022, MOF and SAT further jointly issued Cai Shui 2022 No. 13, which clarified that from January 1, 2022 to December 31, 2022, eligible small enterprises whose income between RMB 1,000,000 and RMB 3,000,000 is eligible for an extra 50% reduction base on Cai Shui 2019 No. 13 (i.e., effective rate is 5%). On March 27, 2023, MOF and SAT further jointly issued Cai Shui 2023 No. 6,This clarified that from January 1, 2023 to December 31, 2024, eligible small enterprises whose RMB 1,000,000 of annual taxable income is shall be included in the taxable income amount at a reduced rate of 25%, and the enterprise income tax shall be paid at a tax rate of 20% (i.e., effective rate is 5%).From January 1, 2022 to December 31, 2024, and the income between RMB 1,000,000 and RMB 3,000,000 is shall be included in the taxable income amount at a reduced rate of 25%, and the enterprise income tax shall be paid at a tax rate of 20% (i.e., effective rate is 5%).For the years ended December 31, 2022, 2023 and 2024, Shenzhen Yushian, Yichang Ji Yue and BeiJing Ji Yue were eligible to employ this policy.

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

We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this and offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC Entities, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Share that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Share we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

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

Our corporate affairs are governed by our second amended and restated memorandum and articles of association as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

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

Sales of substantial amounts of the Ordinary Share in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of our Ordinary shares.

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

If we cannot satisfy, or continue to satisfy, the requirements and rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

Furthermore, on January 17, 2025, the SEC officially approved the proposed amendments to Nasdaq's Rule 5810 and 5815. These amendments have significantly revised the compliance period regulations. Under the previous rules, if a company's stock price was continuously below $1 for 30 trading days, it would be given an automatic 180 - day compliance period (the “first compliance period”). If it failed to regain compliance within this period, it might be granted an additional 180 - day compliance period (the “second compliance period”). If still not compliant, it could appeal to the Nasdaq Hearing Panel, and during the appeal, the stock could still be traded on the main board.

However, the new rules stipulate that if a company fails to restore compliance by the end of the second compliance period, its securities will be automatically suspended from trading on Nasdaq, even if it is in the process of appealing to the panel. During the appeal waiting period, these securities will be traded on the over - the - counter (OTC) market instead. If the appeal is approved by the hearing panel, the company may be given an additional maximum of 180 - day grace period to restore stock price compliance. But within this grace period, the company must meet the condition of maintaining a stock price above $1 for at least 10 days to regain its Nasdaq listing status. Also, for companies that have carried out a reverse stock split (i.e., share consolidation) in the past year and still fail to meet the minimum trading stock price requirement, they will no longer be entitled to any compliance period, and Nasdaq will immediately issue a delisting decision.

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

We are an exempted company incorporated under the laws of the Cayman Islands. our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our second amended and restated memorandum and articles of association, register of mortgages and charges and any special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act. A company is considered an emerging growth company if its annual gross revenue in the most recent fiscal year is less than $1.235 billion and it has not sold common stock securities under a registration statement as of December 8, 2011. We may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes - Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could remain an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non - emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. In addition, according to H.R.2610, an emerging growth company is required to submit profit and loss statements from the previous 2 years, rather than the previous 3 years as under current law, when submitting registration statements to the SEC.

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

On February 26, 2024, Shenzhen Haiyun established Shenzhen Haiyun Xingchen Technology Co., Ltd. (“Haiyun Xingchen”) under the law of PRC. On March 1, 2024, Haiyun Xingchen acquired Yichang Ji Yue Technology Ltd. (“Yichang Ji Yue”), which engaged in advertising service.

In May 2024，Horgos Weiyi Software Technology Co., Ltd and Horgos BroadVision Technology Co., Ltd. dissolved.

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

Our holographic SDK services include holographic data acquisition, holographic virtual space construction, holographic digital content editing, holographic digital effect production and holographic virtual digital control module, which can meet the current market demand for holographic software technology application, software development and other aspects. We will also continue to develop new functions according to the needs of customers to enrich the holographic SDK library.

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

Intellectual Property

Intellectual property rights are critical to our success and competitiveness. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2024, we owned:

●	Trademarks: 6 registered trademarks in the PRC;

●	Patents: 182 patents in the PRC, mainly involving virtual vision imaging, motion capture, image acquisition and other related technologies;

●	Layout design of integrated circuit: 22 items in the PRC;

●	Software copyrights related to holography: 458 works of software copyrights related to holography in the PRC, which mainly involve holographic digital light field, panoramic display, virtual reality social simulation model application system, virtual reality human body model dynamic demonstration system, naked-eye 3D dynamic imaging control system, virtual reality standardization system, etc.;

●	Software copyrights related to virtual digital products: 1,695 items of virtual digital products and thousands of ultra-high-definition holographic models that have been established and are still increasing; and

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

We have provided holographic technology services for numerous well-known and prestigious enterprises in the real estate, automobile, life insurance industries and so on. Customers usually enter into framework service agreements with us, based upon which we will provide holographic technology services and receive corresponding product and service fees in return from the customers. We maintain a diverse customer base, for the years ended 31 December 2023 and 31 December 2024, 25.0% and 25.9% of our total revenue came from one and two customers, respectively.

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

Suppliers

We have a diverse base of suppliers who view us as integral partners in the supply chain. We have strong relationships with our suppliers due to our market position, substantial purchasing scale, national footprint and rich customer resources. We believe we are one of the largest volume customers for many of our suppliers, leading to favorable purchasing arrangements regarding product availability, payment terms and pricing. Our size and scale, supplier relationships, and technical knowledge of products and services enable us to receive favorable treatment. Our largest single supplier represented 16.6% of expenditures in fiscal 2024, and our top ten suppliers represented 68.7% of total product expenditures during the same period. We strategically conduct business with our top suppliers in order to optimize our scale advantages, but we also have the flexibility to source the majority of our purchase from a number of alternate suppliers when necessary.

Employees

As of December 31, 2024, we had 64 full-time employees and we did not have part-time employees. All our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2024:

Function	full-time employees
Research and Development	33
Business and Marketing	22
Administrative, Human Resources and Finance	9
Total	64

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

Facilities

Our headquarters are located Room 302, Building A, Zhong Ke Na Neng Building, Yue Xing Sixth Road, Nanshan District, Shenzhen, People’s Republic of China 518000. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future needs.

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

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally steered by a comprehensive regulatory framework. Central to this are the Catalog of Industries for Encouraging Foreign Investment (the Encouraging Catalog) and the Special Administrative Measures (Negative List) for Foreign Investment Access (the Negative List). These are promulgated and periodically updated by the Ministry of Commerce (MOFCOM) and the National Development and Reform Commission (NDRC), in harmony with the Foreign Investment Law and its implementation rules and ancillary regulations.

The Encouraging Catalog, designed to stimulate and channel foreign investment, has undergone several revisions. For instance, in 2022, an updated version was released, expanding opportunities in sectors like advanced manufacturing, modern services, and high - tech. This was followed by indications in 2024 that further revisions were in the pipeline, aiming to add more entries in areas such as energy conservation and environmental protection, as well as encourage investment in the central, western, and northeastern regions.

The Negative List, on the other hand, clearly demarcates sectors where foreign investment is subject to specific conditions or outright prohibited. The MOFCOM and NDRC issued the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 8, 2024, which took effect on November 1, 2024. This replaced the 2021 version, streamlining and updating the restrictions to align with current economic and strategic objectives.

Collectively, the Encouraging Catalog and the Negative List form the cornerstone of the foreign investment framework in China, classifying businesses into three distinct categories in relation to foreign investments: “encouraged”, “restricted”, and “prohibited”. Industries not enumerated in the Encouraging Catalog or the Negative List generally fall into a fourth category, “permitted”, unless otherwise restricted by other PRC laws.

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

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 3 million.

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

On September 30, 2024, the Regulations on Network Data Security was promulgated and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

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

In addition, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income which took effect in the PRC on January 1, 2007, the PRC resident enterprise which distributes dividends to its Hong Kong shareholders should pay income tax according to the PRC law. However, if the beneficiary of the dividends is a Hong Kong resident enterprise, which directly holds no less than 25% equity interests of the aforesaid enterprise (i.e. the dividend distributor), the tax levied shall be 5% of the distributed dividends.

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

Regulations Relating to Anti - Monopoly, Anti - Corruption and Anti - Bribery

In relation to anti - monopoly regulations, on August 30, 2007, the Anti - Monopoly Law was promulgated by the Standing Committee of the National People's Congress (SCNPC). It was amended on June 24, 2022, with the amendment becoming effective on August 1, 2022. This law stipulates the regulation of market monopoly. The Anti - Monopoly Law prohibits business operators from concluding monopoly agreements, abusing a dominant market position, and engaging in undertakings concentration that has or may have an effect of excluding or limiting market competition. The newly revised Anti - Monopoly Law proposes an increase in the fines on business operators liable for illegal concentration: “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” Furthermore, the relevant authority may require business operators to declare when there is evidence that the resulting concentration has or may have the effect of eliminating or restricting competition, even if the level of such concentration does not reach the filing threshold. If the business operators fail to make a declaration, the relevant authority will conduct an investigation according to law.

Turning to anti - corruption and anti - bribery regulations, pursuant to the Anti - Unfair Competition Law of the PRC promulgated by the SCNPC on September 1, 1993 and last amended on April 23, 2019, a business operator shall not resort to bribery to seek a transaction opportunity or competitive advantage by offering money, goods, or by any other means to (i) any employee of the counterparty in a transaction, (ii) any entity or individual entrusted by the counterparty in a transaction to handle relevant affairs, or (iii) any other entity or individual that takes advantage of powers or influence to influence a transaction. A business operator may expressly offer a discount to the counterparty or pay commissions to the intermediaries of a transaction in the course of transaction activities, which shall be properly recorded in both parties’ accounting books. Any commercial bribery committed by an employee of a given business operator will be deemed conduct of such business operator unless evidence shows that such act is not related to such business operator’s efforts in seeking a transaction opportunity or competitive advantage.

Regulations related to business registration in Hong Kong

Turning to the regulations in Hong Kong, our Hong Kong subsidiary, which is an investment holding company, is subject to regulations related to business registration in Hong Kong. The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or a branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Except for the business registration certificate to be issued under the Business Registration Ordinance, we are not required to obtain any industry - specific license, permit, authorization or qualification for our Hong Kong subsidiary.

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of December 31, 2024.

Reverse Stock Split

MicroCloud Hologram Inc., listed on NASDAQ under ticker “HOLO”, faced a minimum bid - price requirement and executed its first reverse stock split.

On February 2, 2024, at 9:00 AM EST, the first 1 - for - 10 reverse stock split took effect. The initial authorized share capital of $50,000, split into 500,000,000 shares at $0.0001 par value each, became $50,000 divided into 50,000,000 shares at $0.001 par value each. No fractional shares were issued, and warrant terms were adjusted. Immediately after, the company increased its share capital from $50,000 (50,000,000 shares at $0.001 each) to $500,000 (500,000,000 shares at $0.001 each) by adding 450,000,000 shares.

At the September 27, 2024 AGM, the second reverse stock split (Share Consolidation) was approved. The share structure changed FROM US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each TO US$500,000 divided into 25,000,000 shares of a nominal or par value of US$0.02 each (the “Consolidated Ordinary Shares”). In this 20 - for - 1 split, the authorized share capital then increased from $500,000 (25,000,000 shares) to $10,000,000 (500,000,000 shares) via issuing 475,000,000 additional shares. A dual - class structure was established: outstanding shares as Class A with 1 vote per share, having 379,455,801 unissued Class A shares, and 100,000,000 unissued Class B shares with 20 votes per share.

Ultimately, the $10,000,000 authorized share capital comprised 400,000,000 Class A and 100,000,000 Class B shares, each at $0.02 par value. Class A shares continued trading on NASDAQ as “HOLO” with a new CUSIP number from October 9, 2024. No fractional shares were issued during the Share Consolidation, and the 20 - for - 1 split adjusted warrant terms.

Company’s Warrant to Purchase Ordinary Shares

Company’s Warrant to Purchase Ordinary Shares

Following each Reverse Share Split, the number of Class A Ordinary Shares issuable upon exercise of each outstanding public warrant was decreased proportionally to reflect the reduction in issued and outstanding Class A Ordinary Shares. The exercise price of the warrants was adjusted (rounded to the nearest cent). The adjustment is made by multiplying the exercise price immediately prior to the adjustment by a fraction. The numerator of this fraction is the number of Class A Ordinary Shares purchasable upon exercise of the warrants immediately prior to the adjustment, and the denominator is the number of Class A Ordinary Shares so purchasable immediately after the adjustment. with a proportionate adjustment downwards to the shares underlying the warrants, as further described in section 4.2 of the Warrant Agreement. The Exercise Price adjustment was made pursuant to section 4.3.1 of the Warrant Agreement.

D.	PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Shenzhen, China. We currently lease approximately 1337.28 square meters of office space in the aggregate. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

Our total revenues were RMB 487.9 million, RMB 203.5 million and RMB 290.3 million (USD 40.8 million) for the year ended December 31, 2022, 2023 and 2024, respectively. We recorded a net loss of RMB 136.5 million, RMB 81.6 million and RMB 64.2 million (USD 9.0 million) for the years ended December 31, 2022, 2023 and 2024 respectively.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for Holographic technology services

Approximately 68.4%, 66.4% and 55.6% of our revenues were generated from our Holographic technology services for the years ended December 31, 2022, 2023 and 2024 respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our Holographic technology services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

Research and development of in-demand technology combined with sustained output and continuous innovation sets the foundation of our market competitiveness. We endeavor to strengthen our market-leading position by further increasing investments in research and development, retaining talented individuals in the field of holographic technology, holographic LiDAR systems, and computer image processing for the purpose of expanding the range of proprietary technology and IP rights. More specifically, we are focused on developing our autonomous driving, 5G, AI, and machine learning technologies for the purpose of building a rich product line, and innovative and technologically leading services. To align with the development of the holographic ADAS industry, we aim to provide strong support for businesses in the field of autonomous driving. Our development report in ADAS includes hardware, software, and solutions upgraded by way of continuously developing new iterations of ADAS products and services through stepping up efforts in research and development. To achieve this end, we intend to further expand research and development capabilities and efforts in holographic digital twin services, software, and holographic content resource library. Our research and development expenses were approximately RMB 331.3 million, RMB 78.7 million and RMB 174.4 million (USD 24.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Key Components of Our Results of Operations

Revenues

Effective January 1, 2019, we adopted ASC 606, Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for the years ended December 31, 2022, 2023 and 2024 are presented under Topic 606. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those goods or services.

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

Our breakdown of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Revenues
Products	124,609,677	22,401,569	7,903,228	1,109,739
Services	363,329,187	181,146,436	282,394,756	39,652,717
Total revenue	487,938,864	203,548,005	290,297,984	40,762,456

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

Our breakdown of cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Cost of revenues
Products	103,184,516	18,311,064	6,594,391	925,957
Services	161,495,031	110,985,242	218,257,270	30,646,794
Total cost of revenues	264,679,547	129,296,306	224,851,661	31,572,751

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

Our breakdown of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

	Year ended December 31,
	2022		2023		2024
	RMB		RMB		RMB
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Revenues:
Products	124,609,677	26%	22,401,569	11%	7,903,228	3%
Services	363,329,187	74%	181,146,436	89%	282,394,756	97%
Total revenues	487,938,864	100%	203,548,005	100%	290,297,984	100%

Products Revenues

Our products revenue was RMB 7.9 million (USD 1.1 million) for 2024, compared to RMB 22.4 million and RMB 124.6 million, respectively, for 2023 and 2022.

Our product revenue decreased by approximately RMB 102.2 million from approximately RMB 124.6 million for the year ended December 31, 2022 to approximately RMB 22.4 million for the year ended December 31, 2023. A decrease of 82.0%. The decrease was mainly due to market changes affecting the demand for our products and the reduced demand for holographic solutions from our customers.

The revenue of our products, which decreased by approximately RMB 14.5 million, decrease of 64.7%, from approximately RMB 22.4 million for the year ended December 31, 2023, compared to approximately RMB 7.9 million (USD 1.1 million) for the year ended December 31, 2024. The decline is due to the reduced demand for holographic solutions from our customers.

Services Revenues

Our Services revenues was RMB 282.4 million (USD 39.7 million) for 2024, compared to RMB 181.1 million and RMB 363.3 million, respectively, for 2023 and 2022.

Our services revenue decreased by approximately RMB 182.2 million, or 50.1%, from approximately RMB 363.3 million for the year ended December 31, 2022, to approximately RMB 181.1 million for the year ended December 31, 2023. This decrease was mainly attributed to the overall market environment for Internet advertising, with lower customer demand and fewer customers.

Our services revenue increased by approximately RMB 101.2 million, or 55.9%, from approximately RMB 181.1 million for the year ended December 31, 2023, to approximately RMB 282.4 million (USD 39.7 million) for the year ended December 31, 2024. This increase was mainly attributed to the increased marketing efforts on the Internet advertising business, which tapped the potential demand of customers and increased the number of customers.

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

Our breakdown of cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

	Year ended December 31,
	2022		2023		2024
	RMB		RMB		RMB
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cost of revenues:
Products	103,184,516	39%	18,311,064	14%	6,594,391	3%
Services	161,495,031	61%	110,985,242	86%	218,257,270	97%
Total cost of revenues	264,679,547	100%	129,296,306	100%	224,851,661	100%

Cost of Products Revenues

Cost of products revenues was RMB 6.6 million (USD 0.9 million) for 2024, compared to RMB 18.3 million and RMB 103.2 million, respectively, for 2023 and 2022.

Our cost of revenues for products sales decreased by approximately RMB 84.9 million, or 82.3%, from approximately RMB 103.2 million for the year ended December 31, 2022, to approximately RMB 18.3 million for the year ended December 31, 2023. The decrease in the cost of revenues was mainly due to the constantly decreasing product sales.

Our cost of revenues for product sales decreased by approximately RMB 11.7 million, representing a 63.9% decline. The figure dropped from approximately RMB 18.3 million in the year ended December 31, 2023, to approximately RMB 6.6 million (USD 0.9 million) in the year ended December 31, 2024. This decrease in the cost of revenues was primarily a result of reduced customer demand. As customers demanded fewer products, our product sales volume declined. With lower sales volumes, the associated costs related to producing and delivering those products also decreased, ultimately leading to the observed reduction in the cost of revenues.

Cost of Services Revenues

Cost of services revenues was RMB 218.3 (USD 30.7 million) million for 2024, compared to RMB 111.0 million and RMB 161.5 million, respectively, for 2023 and 2022.

Our cost of revenues for services was approximately RMB 161.5 million for the year ended December 31, 2022 compared to approximately RMB 111.0 million for the year ended December 31, 2023.

Our cost of revenues for services increased by approximately RMB 107.3 million, representing a 96.7% growth. The amount grew from approximately RMB 111.0 million for the year ended December 31, 2023, to approximately RMB 218.3 million (USD 30.7 million) for the year ended December 31, 2024. This significant increase was mainly attributable to the business combination of Beijing Ji Yue and Yichang Ji Yue in 2024. As a result of this merger, we expanded our business scope and capabilities, which in turn led to a substantial uptick in our holographic advertisement service activities. This expansion in service activities directly contributed to the rise in our cost of revenues, as more resources were required to support the increased volume of work, such as higher costs for creating and delivering holographic ads, and enhanced marketing efforts to promote these services in the market.

	2022		2023		2024
	RMB		RMB		RMB
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Operating expenses:
Selling expenses	8,824,405	2%	6,692,316	4%	3,526,803	2%
General and administrative expenses	22,936,520	6%	65,354,201	43%	23,252,517	11%
Research and development expenses	331,274,831	92%	78,655,572	52%	174,394,747	86%
Allowance for expected credit loss	2,976,474	1%	857,713	1%	2,492,478	1%
Change in fair value of warrant liabilities	(4,415,328)	(1)%	(372,961)	0%	(62,543)	0%
Total operating expenses	361,596,902	100%	151,186,841	100%	203,604,002	100%

Selling Expenses

Selling expenses were RMB 3.5 million (USD 0.5 million) for 2024, compared to RMB 6.7 million and RMB 8.8 million, respectively, for 2023 and 2022.

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

The selling expenses decreased by approximately RMB 3.2 million, representing a decline of 47.3%, from around RMB 6.7 million for the year ended December 31, 2023, to approximately RMB 3.5 million (USD 0.5 million) for the year ended December 31, 2024. The reason for the reduction is that the company cut down on advertising and promotion expenses in 2024.

General and administrative expenses

General and administrative expenses were RMB 23.3 million (USD 3.3 million) for 2024, compared to RMB 65.4 million and RMB 22.9 million, respectively, for 2023 and 2022.

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

General and administrative expenses decreased by approximately RMB 42.1 million, reflecting a substantial 64.4% decline. The amount dropped from approximately RMB 65.4 million in the year ended December 31, 2023, to roughly RMB 23.3 million (USD 3.3 million) in the year ended December 31, 2024. The reason for the reduction is that the company implemented employee equity incentive plan in 2023.

Research and development expenses

Research and development expenses were RMB 174.4 million (USD 24.5 million) for 2024, compared to RMB 78.7 million and RMB 331.3 million, respectively, for 2023 and 2022.

Research and development expenses decreased by approximately RMB 252.6 million, or 76.3%, from approximately RMB 331.3 million for the year ended December 31, 2022, to approximately RMB 78.7 million for the year ended December 31, 2023. Although the pandemic was fully lifted in China by early 2023, its impact on our economy continues. As a result, our research and development progress slowed down.

Research and development expenses increased from RMB 78.7million for the year ended December 31, 2023 to approximately RMB 174.4 million (USD 24.5 million) for the year ended December 31, 2024, an increase of approximately RMB 95.7 million, or approximately 121.7%. The increase was primarily due to the continued research and development activities focused on enhancing our holographic LiDAR technology, holographic algorithm architecture, holographic digital twin technology and image processing technology, intelligent hardware technology, and holographic intelligent vision technology to create novel service and product offerings in 2024.

Allowance for expected credit loss

Allowance for expected credit loss were RMB 2.5 million (USD 0.3 million) for 2024, compared to RMB 0.9 million and RMB 3.0 million, respectively, for 2023 and 2022.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities were RMB 0.06 million (USD 0.01 million) for 2024, compared to RMB 0.4 million and RMB 4.4 million, respectively, for 2023 and 2022. The Company adjusted the Private Warrants to fair value at each reporting period, according to the assessment report, the fair value had been decreasing year by year and had reduced to zero in 2024.

Finance income, net

Finance income was RMB 23.3 million (USD 3.3 million) for 2024, compared to RMB 3.4 million and RMB 1.7 million, respectively, for 2023 and 2022 which consisted primarily of interest earned from our cash and cash equivalents.

Investment income

Investment income was RMB 42.3 million (USD 5.9 million) for 2024, compared to nil and nil for 2023 and 2022. The increase is from income recognized from the fair value change in the investment in trading securities in 2024.

Profit or loss on disposal of subsidiaries

Profit on disposal of subsidiaries was RMB 5.9 million (USD 0.8 million) for 2024, compared to loss on disposal of subsidiaries of RMB 15.3 million and nil, respectively, for 2023 and 2022.

Other Income, net

Other income was RMB 5.0 million (USD 0.7 million) for 2024, compared to RMB 3.1 million and RMB 1.0 million, respectively, for 2023 and 2022.

Income tax credit (expense)

Income tax expense was RMB 2.5 million (USD 0.4 million) for 2024, compared to income tax credit of RMB 4.1 million and RMB 0.8 million, respectively, for 2023 and 2022. The difference in income tax credit for 2023 compared to 2022 resulted primarily from decreased deferred tax liabilities of approximately RMB 2.0 million and increased deferred tax assets of approximately RMB 2.0 million. Based on the management’s expectation, the deferred tax asset is probably not able to be realized as a tax benefit for future periods due to the expected loss. Therefore, the deferred income tax assets decreased to zero and the income tax expense increased by RMB 2.9 million in 2024.

Net loss

As a result of the combination of factors discussed above, we had a net loss of RMB 64.2 million (USD 9.0 million) for 2024, compared to RMB 81.6 million and RMB 136.5 million, respectively, for 2023 and 2022.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, we had cash and short-term investment of approximately RMB 1,577.1 million (USD 219.4 million). Our working capital was approximately RMB 1,580.2 million (USD 219.8 million) as of December 31, 2024. In assessing our liquidity, we monitor and analysis our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

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

The following table summarizes the key components of our cash flows for the years ended December 31, 2022, 2023 and 2024.

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net cash used in operating activities	(134,658,768)	(27,738,609)	(98,619,387)	(13,847,731)
Net cash provided by (used in) investing activities	11,507,523	(1,374,615)	(682,981,811)	(95,011,675)
Net cash provided by financing activities	223,882,640	2,204,176	1,506,897,224	209,632,098
Effect of exchange rate change on cash and cash equivalents	2,381,611	1,826,601	136,872	(117,198)
Net change in cash and cash equivalents	103,113,006	(25,082,447)	725,432,898	100,655,494
Cash and cash equivalents, beginning of year	48,006,979	151,119,985	126,037,538	17,795,126
Cash and cash equivalents, end of year	151,119,985	126,037,538	851,470,436	118,450,620

Operating activities

Net cash used in operating activities was approximately RMB 98.6 million (USD 13.8 million) for the year ended December 31, 2024, as compared to net cash used in operating activities of approximately RMB 27.7 million for the year ended December 31, 2023 and RMB 134.7 million for the year ended December 31, 2022.

We recorded net cash used in operating activities of RMB 98.6 million (USD 13.8 million) for the year ended December 31, 2024. The difference between our net loss of RMB 64.2 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB 33.1 million in non-cash items, which mainly consisted of gain from short-term investments of RMB 42.3 million, deferred tax expense of RMB 2.9 million, allowance for expected credit loss of RMB 2.5 million and stock compensation expense of RMB 1.0 million (ii) an increase of accounts receivable of RMB 16.1 million, and (iii) an decrease of prepayments and other current assets of RMB5.2 million, and was partially offset by an increase of accounts payable of RMB 12.1 million and other payables and accrued liabilities of RMB 1.4 million.

We recorded net cash used in operating activities of RMB 27.7 million for the year ended December 31, 2023. The difference between our net loss of RMB 81.6 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB 57.8 million in non-cash items, which mainly consisted of depreciation and amortization of RMB 7.2 million, deferred tax benefits of RMB 4.0 million and Stock compensation expense of RMB 32.2 million, impairment loss for goodwill of RMB 21.2 million (ii) an decrease of accounts receivable of RMB 70.8 million, and (iii) an increase of prepayments and other current assets of RMB 8.7 million, and was partially offset by an decrease of accounts payable of RMB 59.9 million and other payables and accrued liabilities of RMB 4.5 million.

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

Investing activities

Net cash used in investing activities were approximately RMB 683.0 million (USD 95.0 million) for the year ended December 31, 2024, as compared to net cash used in investing activities approximately RMB 1.4 million for the year ended December 31, 2023 and net cash provided by investing activities of approximately RMB 11.5 million for the year ended December 31, 2022.

Net cash used in investing activities was RMB 683.0 million (USD 95.0 million) for the year ended December 31, 2024, primarily due to purchase approximately RMB 683.0 million of wealth management product.

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

Financing activities

Net cash provided by financing activities was approximately RMB 1,506.9 million (USD 209.6 million) for the year ended December 31, 2024, approximately RMB 2.2 million for the year ended December 31, 2023, and approximately RMB 223.9 million for the year ended December 31, 2022.

Net cash provided by financing activities for the year ended December 31, 2024 was RMB 1,506.9 million (USD 209.6 million), primarily due to the cash received from convertible promissory note of RMB 1,504.5 million.

Net cash provided by financing activities for the year ended December 31, 2023 was RMB 2.2 million, primarily due to proceeds of third-party loan of RMB 9.9 million. Cash inflow was offset by the repayments of third-party loan of RMB 7.4 million and repayments to related parties of RMB 0.4 million.

Net cash provided by financing activities for the year ended December 31, 2022 was RMB 223.9 million, primarily due to an increase in the proceeds from capital contribution in reverse capitalization of RMB 223.5 million and proceeds of third-party loan RMB 0.5 million.

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

Contractual Obligations

As of December 31, 2024, the future minimum payments under certain of our contractual obligations were as follows:

	Payments Due In
	Total	Less than 1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB
Contractual obligations	-	-	-	-	-
Operating leases obligations	2,633,974	1,569,786	1,064,188	-	-
Total	2,633,974	1,569,786	1,064,188	-	-

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 331.3 million, RMB 78.7 million and RMB 174.4 million (USD 24.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth certain information regarding our executive officers and members of the Company’s board of directors (the “Board of Directors”) as of the date of this Annual Report:

Name	Age	Position	Served From
Wei Peng	41	Chairman of the Board of Directors	September 2022
Guohui Kang	48	Director, Chief Executive Officer	September 2022
Bei Zhen	36	Chief Financial Officer	September 2022
Belief Bi(1)(2)(3)	39	Independent Director	February 2023
Maggie Wang(1)(2)(3)	42	Independent Director	February 2023
Han Qin(1)(2)(3)	41	Independent Director	September 2022

Note:

(1)	Member of the compensation committee.
(2)	Member of the nominating committee.
(3)	Member of the audit committee.

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

Compensation

In 2024, we paid an aggregate cash compensation of approximately RMB 702,552.48(USD 98,649.55) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Our board of directors consists of 5 directors, Guohui Kang and Wei Peng, Belief Bi, Maggie Wang, and Han Qin. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Each director holds office for the term fixed by the resolution of the directors appointing such director.

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

To our knowledge, based solely on our review of Forms 3, 4 and 5, and any amendments thereto, furnished to us or written representations that no Form 5 was required, we believe that during the fiscal year ended December 31, 2024, all filing requirements applicable to our executive officers and directors under the Exchange Act were met in a timely manner.

D.	EMPLOYEES

The following table sets forth the number of our employees as of December 31, 2024:

Function	Number of full-time employees
Research and Development	33
Business and Marketing	22
Administrative, Human Resources and Finance	9
Total	64

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

The table below sets forth information, as of December 31, 2024, with respect to the beneficial ownership of our Ordinary shares by: (a) each named executive officer, each of our directors and executive officers as a group; and (b) each person known to us to own beneficially more than 5% of our Ordinary shares (by number and by voting power).

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The calculations in the table below are based on 161,077,568 Class A ordinary shares and 16,000,000 Class B Ordinary Shares par value $0.02 per share, outstanding as of March 12, 2025.

	Class A Ordinary shares		Class B Ordinary shares		Voting Power**
Name and Address of Beneficial Owner	Number	%**	Number	%**	(%
Executive Officers and Directors			-	-
Guohui Kang(1)	25,315	*	-	-	*
Bei Zhen	-	-	-	-	-
Wei Peng(2)	41,510	*	-	-	*
Belief Bi	-	-	-	-	-
Han Qin	-	-	-	-	-
Maggie Wang	-	-	-	-	-
All Executive Officers and Directors as a group	66,825	-	-	-	-
5% Shareholders
Tiger Initiative Investment Ltd	4,579,207	2.84%	10,000,000	62.5%	42.53%
Lucky Monkey Holding Limited	3,656,615	2.27%	6,000,000	37.5%	25.7%

Note:

*	Indicates beneficial ownership of less than 1%.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Each holder of Class A Ordinary shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 20 votes per share. Class A Ordinary shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Ordinary Shares are not convertible.
(1)	Import & Export Guojin Development Co., Ltd is the record holder of our Ordinary shares. Guohui Kang, as the sole director and sole shareholder of Import & Export Guojin Development Co., Ltd, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.
(2)	Best Road Holdings Limited is the record holder of our Ordinary shares. Wei Peng, as the sole director and sole shareholder of Best Road Holdings Limited, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Item 4. Information on the Company — C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — 6.B. Compensation — Employment Agreements.”

C.	INTERESTS OF EXPERTS AND COUNSEL

None.

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

Our Class A Ordinary shares and warrants were first listed on the Nasdaq Capital Market on September 16, 2022, under the symbols “HOLO” and “HOLOW” respectively. Subsequently, our Class A Ordinary Shares were issued.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9A - Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our second amended and restated memorandum and articles of association, as amended from time to time and the Companies Law of the Cayman Islands and the common law of the Cayman Islands.

A copy of the Second Amended Articles of Association is attached hereto as Exhibit 3.1 and are incorporated herein by reference.

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

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Share.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Share will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Share;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Share cannot be treated as capital, even if you hold the Class A Ordinary Share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Share as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Share over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Share included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Share, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Share, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Class A Ordinary Share will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Share are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Class A Ordinary Share and any gain realized on the disposition of the Class A Ordinary Share.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Share on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

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

Taxation of Dividends and Other Distributions on our Ordinary shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Class A Ordinary Share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Share are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 69,557). As of December 31, 2024, cash balance of RMB 194,392,704(USD 27,042,555) was deposited with financial institutions located in China, of which RMB 188,971,983(USD 26,288,462) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 103,059) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of RMB 654,446,546(USD 91,042,032) was maintained at financial institutions in Hong Kong, of which RMB 652,174,612 (USD 90,725,977) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2024, cash balance of USD 366,032 (RMB 2,631,186) was deposited with a financial institution located in US, there is no credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. A majority of our expense transactions are denominated in RMB and a significant portion of our and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities

On September 27, 2024, MicroCloud Hologram Inc. (the “Company”) convened its 2024 Annual General Meeting of Shareholders (the “AGM”). At the AGM, shareholders approved a special resolution to establish a Dual-Class Structure and adopt a Second Amended and Restated Memorandum and Articles of Association. The key changes include:

a) Reclassification of Shares: All issued and outstanding Consolidated Ordinary Shares were re-designated as Class A Ordinary Shares with a par value of US$0.02 per share, retaining one vote per share.

b) Authorized Share Capital Adjustment:

379,455,801 authorized but unissued Consolidated Ordinary Shares were converted to Class A Ordinary Shares.

100,000,000 authorized but unissued Consolidated Ordinary Shares were re-designated as Class B Ordinary Shares with a par value of US$0.02 per share, each carrying 20 votes.

c) Post-Adjustment Capital Structure: The authorized share capital was revised from US$10,000,000 divided into 500,000,000 Consolidated Ordinary Shares to US$10,000,000 divided into 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

The Second Amended and Restated Memorandum and Articles of Association formalized these structural changes, including the Dual-Class Structure and capital reclassification.

Following the Variation of Share Capital, the Class A Ordinary Shares continued to trade on Nasdaq under the symbol “HOLO” and began trading on a split-adjusted basis on October 9, 2024. The new CUSIP for the Class A Ordinary Shares was assigned as G55032 16 6.

C.	Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities

Not applicable.

D.	Change of Trustees or Paying Agents for any Registered Securities

Not applicable.

E.	Use of Proceeds

On September 28, 2023, our Registration Statement on Form F-3 (File No. 333-274650) was declared effective by the SEC. The Registration Statement registered a shelf offering of up to $100,000,000 worth of additional securities, including Ordinary shares, preferred shares, debt securities, warrants, rights, and units. Additionally, we registered up to 287,500 Ordinary Shares underlying previously-issued Warrants related to the initial public offering of Golden Path Acquisition Corporation (renamed MicroCloud Hologram Inc. after our business combination). Through this first Form F-3 offering, we received proceeds of approximately US$89.7 million from the issuance of our securities.

On May 28, 2024, our Registration Statement on Form F - 3 (File No. 333 - 279753) was declared effective by the SEC. In the Registration Statement, we registered a shelf offering of up to US$300,000,000 worth of our Ordinary shares, preferred shares, debt securities, warrants, rights, and units. Through this second Form F - 3 offering, we received proceeds of approximately US$119.6 million.

Our current allocation strategy for the proceeds from securities sales prioritizes working capital augmentation and general corporate requirements. While no specific commitments have been made, a portion of these funds may be earmarked for strategic investments in businesses, assets, or technologies that align with our operational objectives.

The deployment schedule and distribution of these proceeds will be influenced by multiple variables, including cash flow generated from operations, business expansion velocity, and market conditions. As such, substantial flexibility will be retained in determining both the timing and allocation of these funds. Although no formal agreements have been entered into as of the reporting date, acquisitions, joint ventures, or other transformative transactions remain potential uses for a portion of the proceeds.

As of the date of this report, there is no change in the information on the use of proceeds from the offering.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2024, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in auditing our consolidated financial statements for the fiscal years ended December 31, 2023 and December 31, 2024, our management identified material weaknesses described as follows:

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

Attestation report of the registered public accounting firm

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our current principal accounting firm, AssentSure PAC for the years ended December 31, 2023 and 2024, respectively. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2023	2024
	USD	USD
Audit Fees	273,000	280,000
Audit-Related Fees	-	-
Tax Fees	-	-
All other fees	-	-
Total	273,000	280,000

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

Not applicable.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
1.1*	The companies act (as revised) of the cayman islands company limited by shares second amended and restated memorandum and articles of association of microcloud hologram inc. (adopted by a special resolution passed on september 27, 2024)
2.1	Business combination and Merger Agreement dated as of September 10, 2021 by and among MC Hologram, Inc., Golden Path Acquisition Corporation and Golden Path Merger Sub Corporation	8-K	2.1	September 13, 2021
2.2	First Amendment to the Business Combination and Merger Agreement dated as of August 5, 2022	8-K	2.2	September 22, 2022
2.3	Second Amendment to the Business Combination and Merger Agreement dated as of August 10, 2022	8-K	2.3	September 22, 2022
2.5*	Description of Warrants
3.1	MicroCloud Hologram Inc. Amended and Restated Articles of Incorporation	8-K	3.1	September 22, 2022
4.1	Specimen Ordinary Share Certificate	8-K	4.1	September 22, 2022
4.2	Specimen Warrant Certificate	8-K	4.2	September 22, 2022
4.3	Warrant Agreement between VStock Transfer LLC and Golden Path Acquisition Corporation	8-K	4.3	September 22, 2022
4.4	Form 6-K furnished to the SEC on February 9, 2024, reporting the results of the Company’s reverse stock split.	6-K	4.4	February 9, 2024
4.5*	Description of securities
4.6	The Results of the Second Extraordinary Meeting of the Shareholders in 2024	6-K	99.1	October 3, 2024
8.1*	List of Subsidiaries
10.1	Form of Lock-Up Agreement	8-K	10.1	September 22, 2022
10.2	Form of Indemnification Agreement	8-K	10.2	September 22, 2022
10.3	Form of Registration Rights Agreement	8-K	10.3	September 22, 2022
10.4	Form of Non-Competition and Non-Solicitation Agreements	8-K	10.4	September 22, 2022
10.5	Form of Employment Agreement between the Registrant and each of its executive directors and officers	10-K	10.5	March 14, 2023
10.6	Form of Director Offer Letter between the Registrant and each of its independent directors	10-K	10.6	March 14, 2023

Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Assentsure PAC
97.1*	Clawback Policy
99.1*	The Results of the Second Extraordinary Meeting of the Shareholders in 2024
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
	Name:	Guohui Kang
	Title:	Chief Executive Officer

Date: March 21, 2025

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

MicroCloud Hologram Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MicroCloud Hologram Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2022.

Singapore

March 21, 2025

PCAOB ID number: 6783

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	126,037,538	851,470,436	118,450,620
Short-term investments	-	725,664,686	100,949,403
Accounts receivable, net	9,842,827	23,471,365	3,265,172
Prepayments and other current assets	14,876,106	9,671,579	1,345,443
Inventories, net	1,373,911	765,683	106,516
Total current assets	152,130,382	1,611,043,749	224,117,154

NON-CURRENT ASSETS
Property and equipment, net	1,598,134	583,801	81,214
Investments in unconsolidated entities	600,000	600,000	83,468
Right-of-use assets, net	2,988,691	2,349,563	326,854
Deferred tax assets	2,931,528	-	-
Prepayment and deposits, net	310,468	320,098	44,530
Total non-current assets	8,428,821	3,853,462	536,066

Total assets	160,559,203	1,614,897,211	224,653,220

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	1,314,370	13,405,894	1,864,934
Contract liabilities	2,230,852	2,950,665	410,476
Other payables and accrued liabilities	9,097,870	7,653,197	1,064,659
Operating lease liabilities - current	1,063,396	1,445,223	201,049
Loan payable	2,903,896	5,269,000	732,986
Taxes payable	625,608	147,597	20,533
Total current liabilities	17,235,992	30,871,576	4,294,637

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	2,058,068	1,037,221	144,291
Warrant liabilities	62,200	-	-
Total non-current liabilities	2,120,268	1,037,221	144,291

Total liabilities	19,356,260	31,908,797	4,438,928

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.02 par value; 400,000,000 shares authorized, 297,060 shares and 54,503,750 shares issued and outstanding as of December 31, 2023 and 2024*	42,318	7,835,503	1,090,075
Class B Ordinary shares, $0.02 par value; 100,000,000 shares authorized, nil shares issued and outstanding as of December 31, 2023 and 2024*	-	-	-
Additional paid-in capital	286,296,970	1,783,988,461	249,530,896
Accumulative deficit	(146,909,851)	(209,744,309)	(29,492,210)
Statutory reserves	3,052,776	2,564,446	356,748
Accumulated other comprehensive loss	(1,365,466)	(832,436)	(1,157,703)
Total MICROCLOUD HOLOGRAM INC. shareholders’ equity	141,116,747	1,583,811,665	220,327,806

NON-CONTROLLING INTERESTS	86,196	(823,251)	(113,514)

Total shareholders’ equity	141,202,943	1,582,988,414	220,214,292

Total liabilities and shareholders’ equity	160,559,203	1,614,897,211	224,653,220

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the reclassification of Class A and Class B ordinary shares (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
OPERATING REVENUES
Products	124,609,677	22,401,569	7,903,228	1,109,739
Services	363,329,187	181,146,436	282,394,756	39,652,717
Total operating revenues	487,938,864	203,548,005	290,297,984	40,762,456

COST OF REVENUES	(264,679,547)	(129,296,306)	(224,851,661)	(31,572,751)

GROSS PROFIT	223,259,317	74,251,699	65,446,323	9,189,705

OPERATING EXPENSES
Selling expenses	(8,824,405)	(6,692,316)	(3,526,803)	(495,219)
General and administrative expenses	(22,936,520)	(65,354,201)	(23,252,517)	(3,265,023)
Research and development expenses	(331,274,831)	(78,655,572)	(174,394,747)	(24,487,797)
Allowance for expected credit loss	(2,976,474)	(857,713)	(2,492,478)	(349,984)
Change in fair value of warrant liability	4,415,328	372,961	62,543	8,782
Total operating expenses	(361,596,902)	(151,186,841)	(203,604,002)	(28,589,241)

LOSS FROM OPERATIONS	(138,337,585)	(76,935,142)	(138,157,679)	(19,399,536)

OTHER INCOME (EXPENSE)
Finance income, net	1,669,078	3,363,084	23,250,360	3,264,721
Impairment loss for unconsolidated entities	(1,600,000)	-	-	-
Investment income	-	-	42,298,644	5,939,403
Profit or loss on disposal of subsidiaries	-	(15,278,949)	5,904,530	829,090
Other income, net	983,466	3,124,103	5,010,560	703,562
Total other income (expenses), net	1,052,544	(8,791,762)	76,464,094	10,736,776

Loss before income taxes	(137,285,041)	(85,726,904)	(61,693,585)	(8,662,760)

Income tax credit (expense)	826,140	4,138,906	(2,538,650)	(356,467)

Net loss	(136,458,901)	(81,587,998)	(64,232,235)	(9,019,227)

Less: Net income (loss) attributable to non-controlling interests	291,987	(205,725)	(909,447)	(127,701)

NET LOSS ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	(136,750,888)	(81,382,273)	(63,322,788)	(8,891,526)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	995,415	1,817,059	533,030	74,846

COMPREHENSIVE LOSS	(135,463,486)	(79,770,939)	(63,699,205)	(8,944,381)
Less: Comprehensive income (loss) attributable to non-controlling interests	291,987	(205,725)	(909,447)	(127,701)

COMPREHENSIVE LOSS ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC.	(135,755,473)	(79,565,214)	(62,789,758)	(8,816,680)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	100,358	108,369	12,591,433	12,591,433

LOSS PER SHARE*
Basic and diluted	(1,362.63)	(750.97)	(5.03)	(0.71)

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the reclassification of Class A and Class B ordinary shares (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Additional	Retained earnings (deficit)		Accumulated other	Non-
		Par	paid-in	Statutory		comprehensive	controlling
	Shares*	value*	capital	reserves	Unrestricted	loss	Interest	Total	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2021	660,000	86,093	29,910,089	8,541,295	73,819,679	(57,817)	(66)	112,299,273	17,623,592
Net loss	-	-	-	-	(136,750,888)	-	291,987	(136,458,901)	(20,279,224)
Statutory reserves	-	-	-	2,569,404	(2,569,404)	-	-	-	-
Cancellation of the outstanding shares in MC held by former MC shareholders	(660,000)	(86,093)	-	-	-	-	-	(86,093)	(13,511)
Initial common shares of Golden Path	8,540	1,215	-	-	-	-	-	1,215	171
Initial common shares of Golden Path subject to possible redemption	28,750	4,090	-	-	-	-	-	4,090	575
Shares converted from rights	3,010	428	-	-	-	-	-	428	60
Issuance of common stock to Finder	1,900	270	-	-	-	-	-	270	38
Issuance of common stock as consideration of business combination	222,772	31,694	224,228,620	-	-	-	-	224,260,314	32,011,551
Redemption of common stock	(10,912)	(1,553)	-	-	-	-	-	(1,553)	(218)
Foreign currency translation	-	-	-	-	-	(3,124,717)	-	(3,124,717)	(796,039)
BALANCE, December 31, 2022	254,060	36,144	254,138,709	11,110,699	(65,500,622)	(3,182,525)	291,921	196,894,326	28,546,995
Net loss	-	-	-	-	(81,382,273)	-	(205,725)	(81,587,998)	(11,578,184)
Statutory reserves	-	-	-	26,956	(26,956)	-	-	-	-
Issuance of common stock to employees in employee benefit plans	43,000	6,174	32,158,261	-	-	-	-	32,164,435	4,480,600
Disposal of subsidiaries	-	-	-	(8,084,879)	-	-	-	(8,084,879)	(1,770,955)
Foreign currency translation	-	-	-	-	-	1,817,059	-	1,817,059	257,860
BALANCE, December 31, 2023	297,060	42,318	286,296,970	3,052,776	(146,909,851)	(1,365,466)	86,196	141,202,943	19,936,316
Net loss	-	-	-	-	(63,322,788)	-	(909,447)	(64,232,235)	(9,019,227)
Statutory reserves	-	-	-	11,670	(11,670)	-	-	-	-
Disposal of subsidiaries	-	-	-	(500,000)	500,000	-	-	-	-
Issuance of common stock to employees in employee benefit plans	1,800	255	952,300	-	-	-	-	952,555	134,280
Shares converted from convertible promissory note	54,204,890	7,792,930	1,496,739,191	-	-	-	-	1,504,532,121	209,300,000
Foreign currency translation	-	-	-	-	-	533,030	-	533,030	(137,077)
BALANCE, December 31, 2024	54,503,750	7,835,503	1,783,988,461	2,564,446	(209,744,309)	(832,436)	(823,251)	1,582,988,414	220,214,292

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the reclassification of Class A and Class B ordinary shares (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(136,458,901)	(81,587,998)	(64,232,235)	(9,019,227)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,844,237	6,161,834	818,541	114,936
Amortization of operating lease right-of-use assets	1,589,078	1,075,834	1,136,310	159,556
Allowance (recovery) for expected credit loss	2,976,474	(274,155)	2,492,478	349,984
Deferred tax (benefits) expense	(880,475)	(4,038,047)	2,931,528	411,633
Provision for inventory reserve	-	-	674,467	94,706
Gain from short-term investments	-	-	(42,298,644)	(5,939,403)
Impairment loss for unconsolidated entities	1,600,000	-	-	-
Loss on disposal fixed assets	3,285	-	207,719	29,167
Change in fair value of warrant liabilities	(4,415,328)	(372,961)	(62,200)	(8,734)
Stock compensation expense	-	32,164,435	952,556	133,754
Impairment loss for intangible assets	-	3,854,547	-	-
Impairment loss for goodwill	-	21,155,897	-	-
Loss on disposal of subsidiaries	-	(1,900,379)	-	-

Change in operating assets and liabilities:
Accounts receivable	(15,072,501)	70,783,791	(16,121,016)	(2,263,647)
Prepayment and other current assets	(5,544,532)	(8,706,708)	5,204,527	730,798
Inventories	167,562	384,038	(66,239)	(9,301)
Prepayments and deposits	32,688	106,536	(9,630)	(1,352)
Accounts payable	14,191,808	(59,893,927)	12,091,524	1,697,842
Operating lease liabilities	(1,482,308)	(1,049,831)	(1,136,202)	(159,541)
Contract liabilities	2,545,326	(1,173,186)	719,813	101,073
Other payables and accrued liabilities	1,891,849	(4,451,683)	(1,444,673)	(202,855)
Taxes payable	(2,647,030)	23,354	(478,011)	(67,120)
Net cash used in operating activities	(134,658,768)	(27,738,609)	(98,619,387)	(13,847,731)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan proceeds to third parties	(10,339,518)	-	-	-
Loan repayment from third parties	23,668,959	-	-	-
Purchases of property and equipment	(1,821,918)	(774,615)	(11,927)	(1,675)
Investments in unconsolidated entities	-	(600,000)	-	-
Purchases of short-term investments	-	-	(682,969,884)	(95,010,000)
Net cash provided by (used in) investing activities	11,507,523	(1,374,615)	(682,981,811)	(95,011,675)

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from convertible promissory note			1,504,532,120	209,300,000
Amounts advanced to related parties	(40,280)	-	-	-
Repayments from related parties	-	60,280	-	-
Repayments to related parties	(370)	(350,000)	-	-
Repayments of third-party loan	(90,000)	(7,406,104)	(7,093,896)	(996,096)
Cash received from recapitalization	223,513,290	-	-	-
Proceeds of third-party loan	500,000	9,900,000	9,459,000	1,328,194
Net cash provided by financing activities	223,882,640	2,204,176	1,506,897,224	209,632,098

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	2,381,611	1,826,601	136,872	(117,198)

CHANGE IN CASH AND CASH EQUIVALENTS	103,113,006	(25,082,447)	725,432,898	100,655,494

CASH AND CASH EQUIVALENTS, beginning of year	48,006,979	151,119,985	126,037,538	17,795,126

CASH AND CASH EQUIVALENTS, end of year	151,119,985	126,037,538	851,470,436	118,450,620

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	4,201	-	1,268	178
Cash paid for interest	38,084	26,442	120,249	16,885

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Convertible bonds exercise the right of conversion	-	-	(1,504,532,120)	(211,260,250)
Initial recognition of right-of-use assets and lease liabilities	5,653,603	932,174	497,182	69,812

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Cash and cash equivalents	151,119,985	126,037,538	851,470,436	118,450,620
Total cash and cash equivalents shown in the consolidated statements of cash flows	151,119,985	126,037,538	851,470,436	118,450,620

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

As of December 31, 2024, there are fourteen subsidiaries under the consolidation of MicroCloud.

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

On October 5, 2020, Shenzhen Mengyun acquired Mcloudvr Software Network Technology HK (“Mcloudvr HK”) for no consideration, which engaged in holographic integrated entertainment solutions, from the majority shareholder of Shanghai Mengyun, as of the acquisition date, there is no operation for Mcloudvr HK. Mcloudvr HK and another two investors established Ocean Cloud Technology Co., Limited. (“Ocean HK”) in November 2021 and Ocean HK established Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”) in December 2021. On January 18, 2022, Shenzhen Haiyun acquired Shenzhen Tata Mutual Entertainment Information Technology Co., Ltd. (“Shenzhen Tata”) for RMB 4 (USD 0.62) from four third parties. Shenzhen Tata further established Horgos Tata Mutual Entertainment Information Technology Co., Ltd. (“Horgos Tata”) on March 22, 2022. On June 30, 2022, Shenzhen Haiyun transferred Shenzhen Tata and its subsidiary to a third party for RMB 1 (USD 0.15). On January 29, 2022, Shenzhen Haiyun established Shenzhen Youmi Technology Co., Ltd. (“Shenzhen Youmi”) under the law of PRC. Shenzhen Youmi further established Horgos Youmi Technology Co., Ltd. (“Horgos Youmi”) on March 17, 2022. On February 18, 2022, Shenzhen Haiyun established Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushi”) under the law of PRC. Shenzhen Yushi further established Horgos Yushian Technology Co., Ltd. (“Horgos Yushi”) on March 24, 2022.

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

On May 31, 2023, Shenzhen Haiyun transferred Shenzhen Youmi and Horgos Youmi to a third party for RMB 10.

On September 30, 2023, Shanghai Mengyun transferred Qianhai Youshi, Yijia Network, Horgos Youshi, Kashgar Youshi to a third party for RMB 7,000,000.

On September 30, 2023, Shenzhen Mengyun transferred Shenzhen Tianyuemeng and Horgos Tianyuemeng to a third party for RMB 3,000,000.

On February 26, 2024, Shenzhen Haiyun established Shenzhen Haiyun Xingchen Technology Co., Ltd. (“Haiyun Xingchen”) under the law of PRC. On March 1, 2024, Haiyun Xingchen acquired Yichang Ji Yue Technology Ltd. (“Yichang Ji Yue”), which engaged in advertising service.

In May 2024, Horgos Weiyi Software Technology Co., Ltd and Horgos BroadVision Technology Co., Ltd. dissolved.

The accompanying consolidated financial statements reflect the activities of MicroCloud and each of the following entities as of December 31, 2024:

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
MC Hologram Inc (“MC”)	-	A Cayman Islands company	100% owned by MicroCloud
	-	Formed on November 10, 2020
	-	Registered capital of USD 50,000
	-	Primarily engages in holographic integrated solutions.

Quantum Edge HK Limited (“Mengyun HK”)	-	A Hong Kong company	100% owned by MC
	-	Formed on November 25, 2020
	-	Registered capital of HK 10,000
	-	A holding company

Beijing Xihuiyun Technology Co., Ltd. (“Beijing Xihuiyun”)	-	A PRC limited liability company	100% owned by Mengyun HK
	-	Formed on May 11, 2021
	-	Registered capital of USD 30,000,000
	-	A holding company

Name	Background		Ownership
Shanghai Mengyun Holographic Technology Co., Ltd. (“Shanghai Mengyun”)	-	A PRC limited liability company	81.63% owned by Beijing Xihuiyun and 18.37% owned by Mengyun HK
	-	Formed on March 24, 2016
	-	Registered capital of RMB 27,000,000
	-	Primarily engages in holographic integrated solutions.

Shenzhen Mengyun Holographic Technology Co., Ltd. (“Shenzhen Mengyun”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on March 15, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic integrated solutions.

Shenzhen Qianhai Youshi Technology Co., Ltd. (“Qianhai Youshi”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on August 14, 2014
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023

Shenzhen Yijia Network Technology Co., Ltd. (“Yijia Network”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on September 25, 2008
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023

Horgos Youshi Network Technology Co., Ltd. (“Horgos Youshi”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on November 2, 2020
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023

Horgos Weiyi Software Technology Co., Ltd. (“Horgos Weiyi”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on September 6, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic integrated solutions.
	-	Dissolved on May 16, 2024.

Shenzhen BroadVision Technology Co., Ltd. (“Shenzhen Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on April 12, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic PCBA solutions.

Mcloudvr Software Network Technology HK Co., Limited (“Mcloudvr HK”)	-	A Hong Kong company	100% owned by Shenzhen Mengyun
	-	Formed on February 2, 2016
	-	Registered capital of HKD 100,000
	-	Primarily engages in holographic integrated solutions.

Name	Background		Ownership
Shenzhen Tianyuemeng Technology Co., Ltd. (“Shenzhen Tianyuemeng”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on January 6, 2014
	-	Registered capital of RMB 20,000,000
	-	Primarily engages in holographic advertising services.
	-	Disposed on September 30, 2023

Shenzhen Yunao Hongxiang Technology Co., Ltd. (“Shenzhen Yunao”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on December 3, 2021
	-	Registered capital of RMB 5,000,000
	-	Advertising service
	-	Dissolved on August 11, 2023

Broadvision Intelligence (Hong Kong), Ltd. (“Broadvision HK”)	-	A Hong Kong company	100% owned by Shenzhen Bowei
	-	Formed on November 5, 2020
	-	Registered capital of HKD 10,000
	-	No operation

Horgos BroadVision Technology Co., Ltd. (“Horgos Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Bowei
	-	Formed on November 4, 2020
	-	Registered capital of RMB 1,000,000
	-	Primarily engages in holographic PCBA solutions.
	-	Dissolved on May 16, 2024.

Horgos Tianyuemeng Technology Co., Ltd. (“Horgos Tianyuemeng”)	-	A PRC limited liability company	100% owned by Shenzhen Tianyuemeng
	-	Formed on October 23, 2020
	-	Registered capital of RMB 1,000,000
	-	Primarily engages in SDK software services.
	-	Disposed on September 30, 2023

Ocean Cloud Technology Co., Limited. (“Ocean HK”)	-	A Hong Kong company	56% owned by Mcloudvr HK
	-	Formed on November 4, 2021
	-	Registered capital of HKD 10,000
	-	No operation

Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”)	-	A PRC limited liability company	100% owned by Ocean HK
	-	Formed on December 3, 2021
	-	Registered capital of RMB 300,000
	-	No operation

Shenzhen Haiyun Xingchen Technology Co., Ltd. (“Haiyun Xingchen”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 26, 2024
	-	Registered capital of RMB 300,000
	-	No operation

Yichang Ji Yue Technology Ltd. (“Yichang Ji Yue”)	-	A PRC limited liability company	100% owned by Haiyun Xingchen
	-	Formed on January 18, 2021
	-	Registered capital of RMB 1,000,000
	-	Advertising service

Name	Background		Ownership
BeiJing Ji Yue Technology Ltd. (“BeiJing Ji Yue”)	-	A PRC limited liability company	100% owned by Yichang Ji Yue
	-	Formed on July 24, 2018
	-	Registered capital of RMB 500,000
	-	Advertising service

Shenzhen Tata Mutual Entertainment Information Technology Co., Ltd. (“Shenzhen Tata”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on January 16, 2020
	-	Disposed on June 30, 2022
	-	Registered capital of RMB 5,000,000

Shenzhen Youmi Technology Co., Ltd. (“Shenzhen Youmi”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on March 17, 2022
	-	Registered capital of RMB 5,000,000
	-	Game promotion and advertising service
	-	Disposed on May 31, 2023

Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushian”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 18, 2022
	-	Registered capital of RMB 1,000,000
	-	Advertising service

Horgos Tata Mutual Entertainment Information Technology Co., Ltd. (“Horgos Tata”)	-	A PRC limited liability company	100% owned by Shenzhen Tata
	-	Formed on March 22, 2022
	-	Disposed on June 30, 2022
	-	Registered capital of RMB 5,000,000
	-	Game promotion service

Horgos Youmi Technology Co., Ltd. (“Horgos Youmi”)	-	A PRC limited liability company	100% owned by Shenzhen Youmi
	-	Formed on January 29, 2022
	-	Registered capital of RMB 5,000,000
	-	Advertising service
	-	Disposed on May 31, 2023

Horgos Yushian Technology Co., Ltd. (“Horgos Yushian”)	-	A PRC limited liability company	100% owned by Shenzhen Yushian
	-	Formed on March 24, 2022
	-	Registered capital of RMB 5,000,000
	-	Advertising service
	-	Dissolved on December 18, 2023

Kashgar Youshi Information Technology Co., Ltd. (“Kashgar Youshi”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on May 5, 2016
	-	Registered capital of RMB 5,000,000
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023

Beijing Weixiaohai Technology Co., Ltd. (“Beijing Weixiaohai”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on April 17, 2019
	-	Registered capital of RMB 8,000,000
	-	Primarily engages in Advertising service.
	-	Disposed on October 1, 2022

Note 2 — Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyses its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations, advance from shareholders, and proceeds from third party loan have been utilized to finance the working capital requirements of the Company. As of December 31, 2023 and December 31, 2024, the Company had cash of RMB 126,037,538 and RMB 851,470,436. The Company’s working capital was RMB 134,894,390 and RMB 1,580,172,173 as of December 31, 2023 and December 31, 2024. The Company believes its revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations as they become due one year through report date.

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for credit loss, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The reporting currency of the Company was US Dollor (“USD”) for the years ended December 31, 2022. On June 30, 2023, the Company determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. The Company therefore changed its reporting currency from USD to Chinese Renminbi (“RMB”) as of June 30, 2023.

To enhance comparability of its consolidated financial statement, the Company presented financial information in both RMB and USD for the year ended December 31, 2024 as additional information to the reader.

Pursuant to Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters”, the Company determined that its functional currency is RMB. MicroCloud and its subsidiaries, MC, Mengyun HK, Broadvision HK, Ocean HK and Mcloudvr HK, maintain their book and records in USD, hence their financial information were translated into RMB in preparation of the consolidated financial statements. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB 1,365,466 and RMB 832,436 as of December 31, 2023 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2023 and 2024 were translated at USD 1.00 to RMB 7.0827 and to RMB 7.1884, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2022, 2023 and 2024 were USD 1.00 to RMB 6.7290, RMB 7.0467 and RMB 7.1217, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Short-term investments

Short-term investments consist primarily of wealth management products issued by commercial banks and investment banks, which contains variable interest indexed to the performance of underlying assets and redeemable on demand. These investments are stated at fair value. Changes in the fair value are reflected in other income in the consolidation statements of income and comprehensive income.

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 90 days.

Accounts receivable, net are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivables are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

The allowance for credit losses as of December 31, 2023 and 2024 was RMB 4,588,786 and RMB 4,030,967, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of December 31, 2023 and 2024, the Company has an allowance of RMB 176,459 and RMB 850,926, respectively.

Prepayments and other current assets

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Mechanical equipment	3 – 5 years
Electronic equipment	3 – 5 years
Vehicles	3 – 5 years

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

Convertible bonds

Convertible bonds are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies.

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

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. The Company has no contract assets as of December 31, 2023 and 2024.

Contract liabilities represent the billings or cash received for services in advance of revenue recognition which is recognized as revenue when all the Company’s revenue recognition criteria are met. The Company’s contract liabilities amounted to RMB 2,230,852 and RMB 2,950,665 as of December 31, 2023 and 2024, respectively. The Company expects to recognize this balance as revenue over the next 12 months.

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

Value added taxes (“VAT”)

Revenue represents the invoiced value of service net of VAT. VAT is based on the gross sales price. The VAT rate is 6% on services and 13% on goods in China. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

Leases

Effective January 1, 2022, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On January 1, 2022, the Company recognized approximately RMB 5.7 million (USD 0.9 million) of right of use (“ROU”) assets and approximately RMB 5.7 million (USD 0.9 million) of operating lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 7%.

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

Non-controlling interests

Our non-controlling interests represent the minority shareholders’ ownership interests related to our subsidiaries, including 44% for Ocean HK and its subsidiaries. The non-controlling interests are presented in the consolidated balance sheets separately from equity attributable to our shareholders. Non-controlling interests in the results of us are presented on the consolidated statement of income as allocations of the total income or loss for the year ended December 31, 2024 between non-controlling interest holders and our shareholders.

Non-controlling interests consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Ocean HK	86,196	(823,251)	(113,514)
Total non-controlling interests	86,196	(823,251)	(113,514)

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

Segment reporting

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses enabling investors to better understand an entity’s overall performance and assess potential future cash flows. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The standard will be effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the ASU during the year ended December 31, 2024. The adoption did not have a material impact on our consolidated financial statements.

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

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — Reverse Recapitalization

On February 2, 2024, the Company’s reverse stock split plan became effective. Every ten (10) shares of the Company’s ordinary share issued, par value of US$0.0001, was combined into one (1) share of ordinary share, par value $0.001.

In October 2024, the Company’s reverse stock split plan became effective. Every ten (20) shares of the Company’s ordinary share issued, par value of US$0.001, was combined into one (1) share of ordinary share, par value $0.02. The following information in Note 3 was adjusted for the reverse stock split as required by ASC 260.

On September 16, 2022, MC merged with Golden Path Merger Sub and survived the merger and continued as the surviving company and a wholly owned subsidiary of Golden Path and continued its business operations. Immediately prior to the closing of the Merger, holders of 10,912 shares of Golden Path ordinary shares exercised their right to redeem such shares. The remaining 17,838 public shares converted to MC common stock with the consummation of the Merger.

Upon the Closing, 2,875 common ordinary shares were issued to public investors upon exchange of the Public Rights under the Public Units in Golden Path’s IPO. These shares issued were freely tradable.

Upon the Closing, 135 common ordinary shares were issued to sponsor upon exchange of rights under Private Units in Golden Path’s IPO. These shares issued were subjected to locking restriction.

In connection with the Merger, 1,900 shares of Golden Path were issued to Peace Asset upon the Closing, pursuant to an agreement between the Golden Path and Peace Asset Management Ltd. (“Peace Asset”) dated August 3, 2021, as Peace Asset was engaged as the finder to introduce MC to Golden Path in connection with the merge.

As of December 31, 2022 and after giving effect to all exchange, there were 254,060 shares of Common Stock outstanding, comprised of the 20,713 shares issued to public investors, 8,675 common stock hold by founder/sponsor, 1,900 common stocks issued to Peace Asset, and 222,772 common stocks issued to MC shareholders.

The number of shares of Common Stock issued immediately following the consummation of the Merger was:

Shares
Ordinary shares of Golden Path, outstanding prior to Merger	28,750
Less redemption of Golden Path shares	(10,912)
Public shares following redemptions	17,838
Shares issued upon closing to public shareholders (from rights)	2,875
Founder (Sponsor) Shares	8,540
Shares issued upon closing to Sponsor (from rights)	135
Shares issued upon closing to Finder (engaged Peace Asset)	1,900
MC shares	222,772
Total shares of common stock immediately after Merger	254,060

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

Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and loss on disposal was as follows:

	Shenzhen	Qianhai	Shenzhen	Total
	Youmi	Youshi	Tianyuemeng	RMB
Total current assets	190,895	19,941,843	46,349,666	66,482,404
Total other assets		491,638	39,323	530,961
Total assets	190,895	20,433,481	46,388,989	67,013,365
Total current liabilities	1,087,529	9,942,040	41,716,102	52,745,671
Total net assets	(896,634)	10,491,441	4,672,887	14,267,694
Total consideration
Total loss on disposal	(10)	(3,491,441)	(1,672,887)	(5,164,338)

Note 5 — Business combination

Acquisition of Yichang Ji Yue

On March 1, 2024, Haiyun Xingchen entered into Acquisition Framework Agreement to acquire 100 % equity interests of Yichang Ji Yue, a provider of advertising services. The aggregate purchase price is RMB 2 and the transaction consummated on March 1, 2024.

The Company’s acquisition of Yichang Ji Yue was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Yichang Ji Yue based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The Company considers that the carrying balance of the financial statement of Yichang Ji Yue at the date of the acquisition is equal to the fair value, as all key items of the financial statements of Yichang Ji Yue are related to basic commercial transactions, and the term is relatively short. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Yichang Ji Yue and translated the fair value from USD to RMB using the exchange rate on March 1, 2024 at the rate of RMB 1.00 to USD 0.1407.

	Fair value	Fair value
	RMB	USD
Cash	1,091,759	153,641
Other current assets	4,373,975	615,541
Current liabilities	(5,465,734)	(769,182)
Total consideration	-	-

Note 6 — Short-term Investments

Short-term Investments consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Wealth management product	-	725,664,686	100,949,403

During the year ended December 31, 2024, the Company invested a total of RMB 682,969,884 (USD 95,010,000). The fair value change resulted in income of RMB 42,298,644 (USD 5,939,403).

Note 7 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Accounts receivable	14,431,613	27,502,332	3,825,932
Less: allowance for expected credit loss	(4,588,786)	(4,030,967)	(560,760)
Accounts receivable, net	9,842,827	23,471,365	3,265,172

The following table summarizes the changes in allowance for expected credit loss:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Beginning balance	4,862,941	4,588,786	647,886
Allowance for expected credit loss	-	2,492,478	349,984
write-off	(274,155)	(3,050,297)	(428,310)
Exchange rate difference	-	-	(8,800)
Ending balance	4,588,786	4,030,967	560,760

Allowance for expected credit loss for the years ended December 31, 2023 and 2024 amounted to RMB 4,588,786 and RMB 4,030,967 (USD 560,760), respectively.

Note 8 — Inventories, net

Inventories, net consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Raw materials	1,362,592	1,539,710	214,194
Finished goods	187,778	76,899	10,697
Total	1,550,370	1,616,609	224,891
Less: Inventory allowance	(176,459)	(850,926)	(118,375)
Inventories, net	1,373,911	765,683	106,516

Note 9 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Office equipment	1,005,558	1,005,558	139,886
Mechanical equipment	1,059,178	1,059,178	147,345
Electronic and other equipment	3,167,783	1,684,135	234,285
Vehicles	43,982	43,982	6,119
Subtotal	5,276,501	3,792,853	527,635
Less: accumulated depreciation	(3,678,367)	(3,209,052)	(446,421)
Total	1,598,134	583,801	81,214

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 amounted to RMB 464,999, RMB 807,722 and RMB 818,541 (USD 114,936), respectively.

Note 10 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of accounting software. The following table summarizes acquired intangible asset balances as of:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Customer relationships	1,300,000	1,300,000	180,847
Software	10,241,786	10,241,786	1,424,766
Non-compete agreements	400,000	400,000	55,645
Subtotal	11,941,786	11,941,786	1,661,258
Less: accumulated amortization	(8,087,239)	(8,087,239)	(1,125,040)
Less: intangible assets impairment loss	(3,854,547)	(3,854,547)	(536,218)
Intangible assets, net	-	-	-

Amortization expense for the years ended December 31, 2022, 2023 and 2024 amounted to RMB 6,379,240 and RMB 5,358,195 and RMB 0, respectively.

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

Hong Kong

Mengyun HK, Broadvision HK, Ocean HK and Mcloudvr HK, our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision for operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shanghai Mengyun obtained the “high-tech enterprise” tax status in October 2017 and further renewed in December 2023, which reduced its statutory income tax rate to 15% from January 2017 to December 2025. Shenzhen Mengyun obtained the “high-tech enterprise” tax status in November 2018 and further renewed in December 2021, which reduced its statutory income tax rate to 15% from January 2018 to December 2023. Shenzhen Bowei obtained the “high-tech enterprise” tax status in December 2021 and further renewed in December 2024, which reduced its statutory income tax rate to 15% from January 2021to December 2026.

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

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024
	RMB	RMB	RMB	USD
Current income tax credit (expense)	54,335	(100,859)	(392,878)	(55,166)
Deferred income tax benefit (expense)	(880,475)	(4,038,047)	2,931,528	411,633
Income tax credit (expense)	(826,140)	(4,138,906)	2,538,650	356,467

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
China statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rate reduction	(24.51)%	(37.28)%	(22.08)%
Change in valuation allowance	(2.01)%	(15.37)%	3.90%
Additional R&D deduction in China	0.83%	1.38%	8.66%
Permanent difference	(0.06)%	(0.20)%	0.52%
Tax rate difference outside China(1)	0.04%	(0.05)%	0.38%
Effective tax rate	(0.71)%	(26.52)%	16.38%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Deferred tax assets:
Allowance for expected credit loss	258,718	483,725	67,292
Impairment loss for investment	240,000	400,000	55,645
Net operating loss carry forward	18,180,820	16,443,342	2,287,483
Inventory reserve	26,469	127,639	17,756
Right of use	152,685	24,848	3,457
Less: valuation allowance	(15,927,164)	(17,479,554)	(2,431,633)
Deferred tax assets, net	2,931,528	-	-
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	-	-	-
Deferred tax liabilities, net	-	-	-
Total deferred tax assets, net	2,931,528	-	-

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

As of December 31, 2024, the Company had net operating loss carry forwards of approximately RMB 130,248,619, which arose from Shanghai Mengyun, Shenzhen Mengyun, Shenzhen Bowei and Shenzhen Yushian, the subsidiaries established in the PRC, and will expire during the period from 2025 to 2029.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023 and 2024 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT are based on gross sales price. VAT rate is 6% on services and 13% on goods in China.

Taxes payable consisted of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
VAT taxes payable	198,966	115,104	16,013
Income taxes payable	394,809	5,922	824
Other taxes payable	31,833	26,571	3,696
Totals	625,608	147,597	20,533

Note 12 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 69,557). As of December 31, 2023 and December 31, 2024, cash and time deposit balance of RMB 126,037,538 and RMB 851,470,436 (USD 118,450,620) was deposited with financial institutions located in China, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the year ended December 31, 2022, one customer accounted for 12.9% of the Company’s total revenues. For the year ended December 31, 2023, two customers accounted for 25.0% and 12.2% of the company’s total revenue. For the year ended December 31, 2024, two customers accounted for 13.4% and 12.4% of the company’s total revenue, respectively.

As of December 31, 2023, three customers accounted for 19.8%, 13.0% and 11.8% of the Company’s accounts receivable, respectively. As of December 31, 2024, one customer accounted for 10.6% of the Company’s accounts receivable, respectively.

Vendor concentration risk

For the year ended December 31, 2022, one vendor accounted for 13.8% of the Company’s total purchases. For the year ended December 31, 2023, three vendors accounted for 37.6%, 13.0% and 12.0% of the Company’s total purchases. For the year ended December 31, 2024, two vendors accounted for 16.6% and 15.4% of the Company’s total purchases.

As of December 31, 2023, three vendors accounted for 36.1%, 26.1% and 22.2% of the Company’s accounts payable. As of December 31, 2024, four vendors accounted for 14.3%, 12.7%, 12.2% and 10.3% of the Company’s accounts payable.

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

As of December 31, 2023 and December 31, 2024, the Company’s operating leases had a weighted average remaining lease term of approximately 2.65 years and 1.66 years, respectively.

Operating lease expenses are allocated between the cost of revenue and selling, research and development, general, and administrative expenses. Rent expenses for the years ended December 31, 2022, 2023 and 2024 was RMB 2,532,996, RMB 2,306,237 and RMB 1,637,384, respectively.

The five-year maturity of the Company’s operating lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2025	1,569,786	218,378
2026	1,064,188	148,042
2027	-	-
2028	-	-
2029	-	-
Total lease payments	2,633,974	366,420
Less: Interest	(151,530)	(21,080)
Present value of lease liabilities	2,482,444	345,340

Future amortization of Company’s ROU assets is presented below:

Twelve months ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2025	1,378,402	191,753
2026	971,161	135,101
Total	2,349,563	326,854

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

On February 2, 2024, the Company’s reverse stock split plan became effective. Every ten (10) shares of the Company’s ordinary share issued, par value of US$0.0001, was combined into one (1) share of ordinary share, par value $0.001.

In October 2024, the Company’s reverse stock split plan became effective. Every ten (20) shares of the Company’s ordinary share issued, par value of US$0.001, was combined into one (1) share of ordinary share, par value $0.02. The authorized share capital of the Company shall be changed from US$10,000,000 divided into 500,000,000 consolidated ordinary share s to US$10,000,000 divided into 400,000,000 Class A ordinary shares, and 100,000,000 Class B ordinary shares. The Company has retroactively adjusted all share and per share data for all periods presented.

At the closing of the Business Combination, the issued and outstanding shares in MC held by the former MC shareholders was cancelled and ceased to exist, in exchange for the issue of an aggregate of 222,772 Golden Path Ordinary.

The number of shares of Common Stock issued immediately following the consummation of the Merger was 254,060 shares with a par value of USD 0.02 each. (see Note 3)

On October 24, 2023, the Company issued 43,000 ordinary shares, of the Registrant issuable pursuant to the 2023 Employee Stock Incentive Plan.

As of December 31, 2023, the Company had 297,060 ordinary shares with a par value of USD 0.02 each.

On April 1, 2024, the Company issued 1,800 ordinary shares in accordance with the 2023 Employee Stock Incentive Plan.

In 2024, the Company issued 54,204,890 ordinary shares pursuant to the Convertible Note Purchase Agreements signed with the investors.

As of December 31, 2024, the Company had 54,503,750 Class A ordinary shares issued and outstanding, each with a par value of USD 0.02.

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

During the years ended December 31, 2023 and 2024, Mengyun PRC entities collectively attributed RMB 26,956 and RMB 11,670 to statutory reserves, respectively.

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

As a result of the foregoing restrictions, Mengyun PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Mengyun PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of Mengyun PRC entities, which amounted to RMB 40,867,446.

Note 15 — Warrants

After the first Reverse Stock Split, the Exercise Price was adjusted from $11.50 to $115.

Following the second 20 - to - 1 Reverse Share Split, the number of Ordinary Shares issuable upon exercise of each outstanding public warrant will be decreased proportionally to reflect the reduction in issued and outstanding Ordinary Shares. The exercise price of the warrants will be adjusted (rounded to the nearest cent). The adjustment is made by multiplying the exercise price immediately prior to the adjustment by a fraction. The numerator of this fraction is the number of Ordinary Shares purchasable upon exercise of the warrants immediately prior to the adjustment, and the denominator is the number of Ordinary Shares so purchasable immediately after the adjustment. with a proportionate adjustment downwards to the shares underlying the warrants, as further described in section 4.2 of the Warrant Agreement. The Exercise Price adjustment was made pursuant to section 4.3.1 of the Warrant Agreement.

As of December 31, 2024, the Company has 5,750,000 public warrants and 270,500 private warrants.

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

Public Warrants

On June 24, 2021, the Company sold 5,750,000 units at a price of $10.00 per Public Unit in its Initial Public Offering. Each Public Unit consists of one ordinary share of the Company, $0.0001 par value per share, one right and one redeemable warrant (the “Public Warrant”). Each Public Warrant entitles the holder to purchase one-half (1/2) of an Ordinary Shares at an exercise price of $11.50 per whole share, subject to adjustment as described in Form S-1 Amendment No. 2 filed on June 11, 2021. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

The Public Warrants became exercisable on September 16, 2022, the Business Combination date. As of December 31, 2024, the Public Warrants are exercisable for cash as the Company has an effective and current registration statement covering the Ordinary Share issuable upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A Ordinary Share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	USD	USD	USD	RMB
Input
Share price	2.27	3.55	4.93	35.44
Risk-free interest rate	4.02%	3.95%	4.26%	4.26%
Volatility	65.2%	60.6%	59.5%	59.5%
Exercise price	11.50	11.50	2,300	16,533
Warrant life (yr)	4.71 years	3.71 years	2.71 years	2.71 years

As of December 31, 2023 and December 31, 2024, the aggregate value of the private warrants was RMB 62,200 and RMB 0. The change in fair value of private warrants was RMB 372,961 and RMB 62,543 for the years ended December 31, 2023 and December 31, 2024, respectively.

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2024, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	Warrant Liability		Quoted Prices In Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
December 31, 2023	RMB	62,200	RMB	-	RMB	-	RMB	62,200
December 31, 2024	RMB	-	RMB	-	RMB	-	RMB	-

The following table summarizes the Company’s Warrants activities and status of Warrants on December 31, 2024:

Private Warrants	Warrants	Weighted Average Exercise Price Per Share	Average Remaining Period (Years)
Outstanding as of December 31, 2022	270,500	$11.50	4.71
Issued	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding as of December 31, 2023	270,500	$11.50	3.71
Issued	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding as of December 31, 2024	270,500	$2,300	2.71

Note 16 — Commitments and contingencies

Contingencies

The Company is party to following legal proceedings, as well as unasserted claims.

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

The following tables present summary information by segment for the years ended December 31, 2022, 2023 and 2024:

	Holographic solutions	Holographic technology service	Total December 31, 2022
	RMB	RMB	RMB
Revenues	153,996,658	333,942,206	487,938,864
Cost of revenues	(125,805,732)	(138,873,815)	(264,679,547)
Gross profit	28,190,926	195,068,391	223,259,317
Depreciation and amortization	(2,761,207)	(4,083,030)	(6,844,237)
Total capital expenditures	(1,821,918)	-	(1,821,918)

	Holographic solutions	Holographic technology service	Total December 31, 2023
	RMB	RMB	RMB
Revenues	68,345,506	135,202,499	203,548,005
Cost of revenues	(59,562,014)	(69,734,292)	(129,296,306)
Gross profit	8,783,492	65,468,207	74,251,699
Depreciation and amortization	(6,161,834)	-	(6,161,834)
Total capital expenditures	(774,615)	-	(774,615)

	Holographic solutions	Holographic technology service	Total December 31, 2024
	RMB	RMB	RMB
Revenues	128,892,235	161,405,749	290,297,984
Cost of revenues	(106,682,488)	(118,169,173)	(224,851,661)
Gross profit	22,209,747	43,236,576	65,446,323
Depreciation and amortization	(363,432)	(455,109)	(818,541)
Total capital expenditures	(11,927)	-	(11,927)

Total assets as of:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Holographic solutions	142,626,614	1,582,974,051	220,212,293
Holographic technology service	17,932,589	31,923,161	4,440,927
Total assets	160,559,203	1,614,897,212	224,653,220

Disaggregated information of holographic solutions revenues by business lines are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024
	RMB	RMB	RMB	USD
Holographic Technology LiDAR Products	45,086,319	16,330,569	20,279,244	2,847,529
Holographic Technology Intelligence Vision software and Technology Development Service	12,658,954	45,930,400	100,607,447	14,126,886
Holographic Technology Licensing and Content Product	29,093,110	5,594,979	7,969,381	1,119,028
Holographic Hardware Sales	67,158,275	489,558	36,163	5,078
Total Holographic Solutions	153,996,658	68,345,506	128,892,235	18,098,521

Significant segment expenses are as follows:

	Holographic solutions	Holographic technology service	Total December 31, 2023
	RMB	RMB	RMB
Selling expenses	5,467,408	1,224,908	6,692,316
General and administrative expenses	23,501,382	41,852,819	65,354,201
Research and development expenses	10,899,882	67,755,690	78,655,572
Total	39,868,672	110,833,417	150,702,089

	Holographic solutions	Holographic technology service	Total December 31, 2024
	RMB	RMB	RMB
Selling expenses	2,465,056	1,061,747	3,526,803
General and administrative expenses	8,213,194	15,039,323	23,252,517
Research and development expenses	23,148,863	151,245,884	174,394,747
Total	33,827,113	167,346,954	201,174,067

Note 18 — Subsequent events

Issuance of Convertible Promissory Note

On January 1, 2025, the Company entered into Convertible Note Purchase Agreements (“CNPA A”) with certain investors, pursuant to which the Company issued to the Investors Unsecured Convertible Promissory Notes with an aggregate original principal amount of $28,000,000 (the “Note A”) on January 6, 2025. Note A will have a term of 360 days once effective, and carry an aggregate original issue discount of $2,240,000.

On January 20, 2025, the Company entered into Convertible Note Purchase Agreements (“CNPA B”) with certain investors, pursuant to which the Company issued to the Investors Unsecured Convertible Promissory Notes with an aggregate original principal amount of $40,000,000 (the “Note B”) on January 21, 2025. Note B will have a term of 360 days once effective, and carry an aggregate original issue discount of $3,200,000.

On February 17, 2025, the Company entered into Convertible Note Purchase Agreements (“CNPA C”) with certain investors, pursuant to which the Company issued to the Investors Unsecured Convertible Promissory Notes with an aggregate original principal amount of $40,000,000 (the “Note C”) on February 18, 2025. Note C will have a term of 360 days once effective, and carry an aggregate original issue discount of $3,200,000.

For each Notes mentioned above, the Company bore the costs and other transaction expenses incurred in connection with the purchase and sale of the Notes. The Company has the right to prepay all or any portion of the outstanding balance under each of the Notes. Each Investor has the right to elect to convert all or a portion of the outstanding balance under the Notes into ordinary shares of the Company pursuant to the following formula: conversion shares equals amount being converted divided by the conversion price, which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the sixty (60) trading days preceding the date of conversion request (B) multiplied by 70% and (C) rounded down to the nearest 2 decimal places. The conversion is subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transaction. The conversion is subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transaction. The Company may at it option decline to effect any conversion of the outstanding balance under the Notes to the extent that after giving effect to such conversion would cause the Investors (on an individual basis) to beneficially own a number of shares exceeding 9.99% of the number of shares outstanding on such date.

The Company will use the net proceeds from both offerings of the convertible promissory notes for working capital and general corporate purposes.

Proposals of Share Consolidation and Share Capital Increase

On February 24, 2025, the Company has announced the proposals for the general meeting of shareholders. The specific proposals are as follow:

Proposal 1: Share Consolidation. A 40- to -1 share consolidation is proposed. Every forty issued and unissued Class A and Class B ordinary shares, each with a nominal value of US$0.02, will be consolidated into one share with a nominal value of US$0.8.

Proposal 2: Share Capital Increase. Conditional on the share consolidation, the Company intends to increase its authorized share capital from US$10,000,000 divided into 12,500,000 shares to US$400,000,000 divided into 500,000,000 shares by creating additional Consolidated Class A and Class B shares.

The general meeting of shareholders is to be held on March 24, 2025.