Form 20-F
period 2025-12-31
MicroCloud Hologram Inc.
filed 2026-03-27
CIK 1841209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

People’s Republic of China 518000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary share, $0.8 par value	HOLO	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	HOLOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were 22,512,360 Class A Ordinary shares issued and outstanding, with a par value of US$0.8 per share. This number reflects the 40-to-1 Share Consolidation that took effect on April 21, 2025.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

●	“CAC” refers to the Cyberspace Administration of China.

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China.

●	“Company” refers to MicroCloud Hologram Inc. (f/k/a Golden Path Acquisition Corporation), a Cayman Islands exempted company.

●	“Class A Ordinary shares” are to our Class A Ordinary shares, par value US$0.8 per share.

●	“Class B Ordinary shares” are to our Class B Ordinary shares, par value US$0.8 per share.

●	“CSRC” refers to the China Securities Regulatory Commission.

●	“EIT” refers to enterprise income tax.

●	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.

●	“MIIT” refers to the Ministry of Industry and Information Technology of China.

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“SAFE” are to the State Administration for Foreign Exchange;

●	“MOFCOM” are to the Ministry of Commerce of the People’s Republic of China;

●	“RMB”refer to the legal currency of mainland China.

●	“US$” and “U.S. dollars” refer to the legal currency of the United States.

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

●	“HOLO”, “MicroCloud”,“we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report refer to MicroCloud Hologram Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2023	2024	2025
At the end of the year - RMB	RMB7.0827 to $1.00	RMB7.1884 to $1.00	RMB7.0288 to $1.00
Average rate for the year - RMB	RMB7.0467 to $1.00	RMB7.1217 to $1.00	RMB7.1429 to $1.00

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;

●	our future prospects and market acceptance of our products and services;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	anticipated cash needs and its needs for additional financing;

●	growth of and competition trends in our industry;

●	our ability to successfully integrate acquisitions;

●	our expectations regarding demand for, and market acceptance of, our products;

●	expectations with respect to the success of our research and development efforts;

●	expectations regarding our growth rates, growth plans and strategies;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry;

●	PRC laws, regulations and policies, including those applicable;

●	competition landscape in China’s holographic digitalization technology service industry;

●	assumptions underlying or related to any of the foregoing.

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

Our Holding Company Structure

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation) (“Golden Path” or “the Company”), a Cayman Islands exempted company, entered into the Merger Agreement dated September 10, 2021 (as amended on August 5, 2022 and August 10, 2022), by and among Golden Path, Golden Path Merger Sub, a Cayman Islands exempted company incorporated for the purpose of effectuating the business combination, and MC Hologram Inc.(“MC”), a Cayman Islands exempted company.

Pursuant to the Merger Agreement, MC merged with the Golden Path Merger Sub and survive the merger and continue as the surviving company and a wholly owned subsidiary of Golden Path and continue its business operations (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”).

Our Class A Ordinary shares and Public Warrants are listed on the Nasdaq Stock Market LLC (“NASDAQ”) under the trading symbols “HOLO” and “HOLOW” respectively.

MicroCloud is not an operating company, but a holding company incorporated in the Cayman Islands. MicroCloud operates its business through its subsidiaries in the PRC in which it owns equity interests.

The following diagram illustrates our corporate structure as of December 31, 2025, including our major subsidiaries.

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

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, Assentsure PAC, as an auditor of the company that is a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.The delisting of our Ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Market growth potentials for ADAS or autonomous vehicles is difficult to predict, by the time mass market adoption of autonomous vehicle technology is achieved, we expect competition among providers of sensing technology based on LiDAR and other modalities to increase substantially. If commercialization of LiDAR products is not successful, or not as successful as we or the market expect, or if other sensing modalities gain acceptance by market participants and regulators by the time autonomous vehicle technology achieves mass market adoption, our business, results of operations, and financial condition will be materially and adversely affected.

We are investing in and pursuing market opportunities outside of the automotive markets, including but not limited to industrial and security robots, mapping applications for topography and surveying, and smart city initiatives. We believe that our future revenue growth, if any, will depend in part on our ability to expand within new markets such as these and to enter new markets as they emerge. Each of these markets presents distinct risks and, in many cases, requires us to address the particular requirements of that market. Addressing these requirements can be time-consuming and costly. The market for LiDAR technology outside of automotive applications is relatively new, rapidly developing and unproven in many markets or industries. Many of our customers outside of the automotive industry are still in the testing and development phases, and we cannot be certain that they will commercialize products or systems with our LiDAR products or at all. We cannot be certain that LiDAR will be sold into these markets, or any market outside of the automotive market, at scale. If LiDAR technology does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition will be materially and adversely affected.

Our results of operations could materially suffer in the event of insufficient pricing to enable us to meet profitability expectations.

If we are not able to obtain sufficient pricing for our services and solutions, our revenues and profitability could materially suffer. The rates we are able to charge for services and solutions are affected by a number of factors, including:

●	general economic and political conditions;

●	the competitive environment in our industry;

●	market price of our service and products provided;

●	our bargaining power when entering into a contract with customers;

●	our customers’ preferences and desire to reduce their costs; and

●	our ability to accurately estimate, monitor and manage our contract revenues, costs of sales, profit margins and cash flows over the full contract period.

In addition, our profitability with respect to services and solutions for new technologies may be different when compared to the profitability of our current business, due to factors such as the use of alternative pricing, the mix of work and the number of service providers, among others.

The competitive environment in the holographic technology services industry and related industries in the PRC affects our ability to obtain favorable pricing in a number of ways, any of which could materially and adversely affect our results of operations. The less we are able to differentiate and/or clearly convey the value of our services and solutions, the more likely that price will become the driving factor in selecting a service provider. In addition, the introduction of new services or products by competitors could reduce our ability to obtain favorable pricing for the services or products that we offer. Competitors may be willing, at times, to price contracts lower than us in an effort to enter new markets or increase market share. Further, if competitors develop and implement methodologies that yield greater efficiency and productivity, they may be better positioned to offer similar services at lower prices. As such, failure to adopt a sufficient pricing policy or adjust our pricing policy in a timely and effective manner could adversely and materially affect our competitive position in the industry, which could adversely and materially affect our operations and financial conditions.

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

We have material customer concentration, with a limited number of customers accounting for a material portion of our revenues for the years ended December 31, 2024 and 2025.

For the year ended December 31, 2025, our five largest customers in aggregate accounted for approximately 48.9% of our revenues, and our largest customer accounted for approximately 17.1% of our revenues. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers, or to predict the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these customers may fluctuate from time to time, which may be affected by market conditions or other factors, some of which may be outside of our control. Further, we may not be able to maintain and solidify our relationships with these major customers on commercially reasonable terms, or at all. As such, any declines in revenues from our major customers could have an adverse effect on our business, results of operations and financial condition.

We and our subsidiaries depend on a limited number of vendors for a significant portion of our purchase which may result in heightened concentration risk.

We and our subsidiaries also conduct business with a limited number of vendors. For the years ended December 31, 2024 and 2025, 32.0% and 52.0% of our total purchases were from two and three vendors, respectively.

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

We believe that enhancing our brand and extending our customer base are cornerstones to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, and other employees, as well as the industry in which we operate, could be devastating and could materially and adversely affect the public perception of our brand, and in turn, reduce the sales of our products and services. Negative publicity concerning our company could be related to a wide variety of matters, including:

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

We believe that the protection of trade secrets, patents, trademarks and domain names is key to our success. In particular, we must maintain, protect, and strengthen our intellectual property rights related to our holographic technical services. Our intellectual property is essential to expanding the population of individuals and corporate users as well as increasing their trust in our services. We are committed to protecting our intellectual property rights in accordance with PRC laws and relevant agreements. We usually enter into confidentiality agreements with our employees to restrict the access, disclosure, and use of our proprietary information. However, we cannot guarantee that the contractual arrangements and other measures taken by us are sufficient to prevent the theft of our proprietary information, to prevent competitors from independently developing similar technologies, or to prevent any attempt to imitate it. Preventing unauthorized use of our intellectual property is difficult and costly, and the measures we take may not be enough to prevent intellectual property theft. If we sue for enforcing intellectual property, the litigation may result in huge costs and dispersion of our management and financial resources. Failure to protect our intellectual property rights may have a significant adverse impact on our business, financial position and operating performance.

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

We have limited, and in some cases, no insurance coverage, which could expose us to significant costs and business disruption.

We maintain highly limited insurance coverage, and in some instances, may have no insurance coverage at all for various aspects of our business operations. For example, we do not carry, or may not carry, general business liability, product liability, or business disruption insurance for our operations in China. To the extent we do maintain any policies, such as standard employee benefits or personal accident insurance, such coverage is strictly limited in terms of amount, scope, and benefit.

Any uninsured or underinsured business disruption, litigation, legal proceedings, or natural disasters such as epidemics, pandemics, or earthquakes could result in substantial costs and the diversion of our management’s attention. If we are held liable for uninsured losses, or if claims exceed the limits of any insurance coverage we might possess, our business, financial condition, and results of operations may be materially and adversely affected.

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

In the course of auditing our consolidated financial statements for the years ended December 31, 2024 and 2025, we had identified certain material weaknesses in our internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”). As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We kept devoting significant effort and resources to the remediation and improvement of the weakness as aforementioned. As of the date of this Annual Report, we did not incur material costs related to the measures undertaken to address the two weaknesses. However, we may incur additional operating cost as we further proceed with such measures.

After the consummation of the Business Combination, MC became a part of Golden Path (currently known as MicroCloud Hologram Inc.), a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report of management on our internal control over financial reporting and that our independent registered public accounting firm attest to and report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F or Form 10-K. For fiscal year ended December 31, 2025, we are exempted from such requirement since we qualify as an “emerging growth company” pursuant to the JOBS Act and are eligible to take advantage of certain exemptions, including the aforementioned one. We may not be exempted in the future, and our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which such internal controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. We will continue the process to implement the remedial measures, there is no assurance that such measures will fully remedy any identified deficiency, or that additional material weaknesses in our controls and procedures will not be identified in the future.

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

Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, significant developments have occurred regarding the Holding Foreign Companies Accountable Act (HFCA Act). On December 18, 2020, the former U.S. President Donald J. Trump signed the HFCA Act into law. It required the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to the PCAOB inspection for three consecutive years after the law becomes effective. In 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules applied to registrants the SEC identified as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (commission - identified issuers). Commission - identified issuers were required to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. They also had to provide certain additional disclosures in their annual reports. Notably, on December 15, 2022, the PCAOB announced it received “complete access to inspect and investigate” audit firms in China and Hong Kong. This development was a significant step as it potentially averted the delisting of hundreds of Chinese public companies from U.S. exchanges. This access was a result of an agreement reached between the PCAOB and Chinese regulators on a new access framework. More recently, in early 2025, there has been a resurgence of attention around the Act. Some U.S. lawmakers have been discussing potential supplementary measures related to the HFCA Act, aiming to further tighten the scrutiny on foreign companies, especially those from China. Although no new legislation has been formally passed as of yet, these discussions have already caused jitters in the market of Chinese - based companies listed in the United States. For instance, certain bills in the proposal stage suggest shortening the grace period for non - compliant companies or increasing the scope of information disclosure, which, if implemented, could have a material impact on the operations and market standing of these companies. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy and the political tensions between the United States and China may materially and adversely affect our business, financial condition, results of operations and prospects.

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

In 2022, many Chinese companies listed in the U.S., were temporarily identified by the SEC as “Commission - Identified Issuers” under the HFCA Act due to the PCAOB’s inability to fully inspect or investigate their auditors’ work papers. In August 2022, China and the U.S. reached an audit supervision cooperation agreement, which bridged the differences in audit supervision between the two sides, allowing the U.S. to obtain audit work papers through the cooperation channel and temporarily eliminating the crisis of mass delisting of Chinese concept stocks.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the promulgation of new rules and explanations and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

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

Two of our subsidiaries, Shanghai Mengyun and Shenzhen Bowei have received the High and New Technology Enterprise Certification. Shanghai Mengyun obtained the “high-tech enterprise” tax status in October 2017 and further renewed in December 2023, which reduced its statutory income tax rate to 15% from January 2017 to December 2026.Shenzhen Bowei obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from January 2021 and further renewed in December 2024, which reduced its statutory income tax rate to 15% from January 2021to December 2026. Under PRC laws, Shanghai Mengyun and Shenzhen Bowei shall satisfy all the conditions stipulated under the Administrative Measures for Recognition of High and New Technology Enterprises and relevant guidance, including relevant financial, research and development thresholds, manufacturing and otherwise requirements during the three-year period. We cannot assure that Shanghai Mengyun and Shenzhen Bowei may maintain the High and New Technology Enterprise Certification during the next three-year period and such preferential income tax treatment could be revoked if Shanghai Mengyun and Shenzhen Bowei are deemed unqualified to receive such tax benefits. There is also no guarantee that Shanghai Mengyun and Shenzhen Bowei will receive a new High and New Technology Enterprise Certification upon expiration of the three-year preferential treatment period. Accordingly, our financial condition and operation may be adversely affected due to such changes.

On April 2, 2021, MOF and SAT further jointly issued Cai Shui 2021 No. 12, which clarified that from January 1, 2022 to December 31, 2022, eligible small enterprises whose RMB 1,000,000 of annual taxable income is eligible for an extra 50% reduction base on Cai Shui 2019 No. 13 (i.e., effective rate is 2.5%). On March 14, 2022, MOF and SAT further jointly issued Cai Shui 2022 No. 13, which clarified that from January 1, 2022 to December 31, 2022, eligible small enterprises whose income between RMB 1,000,000 and RMB 3,000,000 is eligible for an extra 50% reduction base on Cai Shui 2019 No. 13 (i.e., effective rate is 5%). On March 27, 2023, MOF and SAT further jointly issued Cai Shui 2023 No. 6,This clarified that from January 1, 2023 to December 31, 2027, eligible small enterprises whose RMB 1,000,000 of annual taxable income is shall be included in the taxable income amount at a reduced rate of 25%, and the enterprise income tax shall be paid at a tax rate of 20% (i.e., effective rate is 5%). From January 1, 2022 to December 31, 2027, and the income between RMB 1,000,000 and RMB 3,000,000 is shall be included in the taxable income amount at a reduced rate of 25%, and the enterprise income tax shall be paid at a tax rate of 20% (i.e., effective rate is 5%). For the years ended December 31, 2023, 2024 and 2025, Beijing Xihuiyun, Shenzhen Haiyun, Haiyun Xingchen, Shenzhen Yushian, HaiYun Zhichuang, Yichang Jiyue, Beijing Jiyue and Shanghai Kuosou were eligible to employ this policy.

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

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and was sdignificanly amended effective Augst 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation (SAMR) before they can be completed. The 2022 amendments to the Anti-Monopoly Law granted SAMR the authority to review transactions that fall below the statutory turnover thresholds if there is evidence that the transaction may restrict competition, and substantially increased the penalties for failing to notify SAMR prior to closing. In January 2024, the State Council further revised the turnover thresholds that trigger a mandatory merger control filing.

In addition, the Measures for the Security Review of Foreign Investment, jointly issued by the National Development and Reform Commission (NDRC) and MOFCOM, which became effective on January 18, 2021 specify that foreign investments in military or national defense-related areas, or foreign investments through which foreign investors may acquire “actual control” over domestic enterprises in critical sectors are subject to strict review by a dedicated working mechanism led by the NDRC and MOFCOM. The rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), along with five supporting guidelines, which took effect on March 31, 2023. The Trial Measures establish a new comprehensive filing-based regime to regulate both direct and indirect overseas offerings and listings by PRC domestic companies. This framework effectively supersedes the uncertainties previously surrounding the 2006 M&A Rules regarding offshore listings.

Under the Trial Measures, an overseas offering and listing by a company that operates its business primarily in China through its PRC subsidiaries, such as our company, is deemed an “indirect overseas offering” and is strictly subject to the filing requirements with the CSRC. Because our securities were already listed on Nasdaq prior to the effective date of the Trial Measures, we were not required to retroactively file with the CSRC for our initial listing. However, the Trial Measures explicitly mandate that an overseas-listed company must submit a filing to the CSRC with respect to any future offshore securities offerings. This includes follow-on offerings, secondary equity offerings, and the issuance of convertible corporate bonds or exchangeable bonds. Under the current guidelines, we will be required to submit the requisite filing materials to the CSRC within three working days after the completion of any such future offering. We cannot assure you that we will be able to complete these required CSRC filings in a timely manner, or at all. If we fail to comply with the filing requirements of the Trial Measures for our future capital-raising activities, or if we are found to have concealed material facts or falsified application materials, we may be subject to severe penalties from the CSRC or other PRC regulatory authorities. These penalties include fines ranging from RMB 1 million to RMB 10 million for the company, and additional fines ranging from RMB 500,000 to RMB 5 million for our controlling shareholders, actual controllers, and directly responsible executive officers.

The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings, limiting our operating privileges in the PRC, or restricting the repatriation of the proceeds from future offerings into the PRC. Such events could significantly hinder our ability to raise capital and could have a material and adverse effect on our business, financial condition, results of operations, and the trading price of our Ordinary shares.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Subsequently, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or SAFE Circular 13, which took effect in June 2015. Under SAFE Circular 13, the authority to handle foreign exchange registration for direct investment, including the registration under SAFE Circular 37, was delegated from local SAFE branches to qualified local banks, while SAFE and its branches exercise indirect supervision over the registration process through the banks.

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

Furthermore, on January 17, 2025, the SEC officially approved the proposed amendments to Nasdaq’s Rule 5810 and 5815. These amendments have significantly revised the compliance period regulations. Under the previous rules, if a company’s stock price was continuously below $1 for 30 trading days, it would be given an automatic 180 - day compliance period (the “first compliance period”). If it failed to regain compliance within this period, it might be granted an additional 180 - day compliance period (the “second compliance period”). If still not compliant, it could appeal to the Nasdaq Hearing Panel, and during the appeal, the stock could still be traded on the main board.

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

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non - emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. In addition, according to the JOBS Act, an emerging growth company is required to submit profit and loss statements from the previous 2 years, rather than the previous 3 years as under current law, when submitting registration statements to the SEC.

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

If we are deemed a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, rights or warrants, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Depending upon the value of our assets, which is determined in part by the market value of our ordinary shares, and the nature of our assets and income over time, we could be classified as a PFIC for our current taxable year or in the future. Because PFIC status is a factual determination made annually after the close of each taxable year, there cannot be any assurance that we will not be classified as a PFIC for our current taxable year or any subsequent taxable year.

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

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation), incorporated in Cayman Island on May 9, 2018, it entered into the Merger Agreement dated September 10, 2021 (as amended on August 5, 2022 and August 10, 2022), by and among Golden Path, Golden Path Merger Sub, a Cayman Islands exempted company incorporated for the purpose of effectuating the business combination, and MC Hologram Inc.(“MC”), a Cayman Islands exempted company.

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

In May 2024, Horgos Weiyi Software Technology Co., Ltd and Horgos BroadVision Technology Co., Ltd. dissolved.

On March 18, 2025, MC established a fully owned subsidiary HaiYun Group Investment Ltd. (“HaiYun Group”) in British Virgin Islands.

On May 7, 2025, HaiYun Group established a fully owned subsidiary HaiCloud Technology Inc.(“HaiCloud Inc”) in Cayman Islands. On August 11, 2025, HaiYun Group owned 65% equity of HaiCloud Inc as the result of the equity structure adjustment of HaiCloud Inc.

On May 27, 2025, HaiCloud Inc established a fully owned subsidiary HaiCloud Technology Limited. (“HaiCloud Ltd”) in Hong Kong.

On June 27, 2025, HaiCloud Ltd established a wholly-owned subsidiary ShenZhen HaiYun Zhichuang Technology Ltd. (“HaiYun Zhichuang”).

On July 3, 2025, Haiyun Xingchen acquired 100% equity of Shanghai Kuosou Technology Ltd (“Shanghai Kuosou”).

On September 30, 2025, we disposed of all our equity interests in Yichang Ji Yue and BeiJing Ji Yue.

Our principal executive office is located at Room 302, Building A, Zhong Ke Na Neng Building, Yue Xing Sixth Road, Nanshan District, Shenzhen, People’s Republic of China. Our registered office address in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information contained on, or that can be accessed through, our website (ir.mcholo.com) does not constitute a part of this report and is not incorporated by reference herein. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715.

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

Our holographic ADAS provides a rich and safe set of autonomous control programs for vehicles. The point cloud algorithm for holographic LiDAR can detect and track obstacles, thereby avoiding and mitigating automotive collisions with both moving and static objects, including pedestrians and other vulnerable road obstacles and vehicles. By predicting and monitoring collision, our holographic LiDAR system calculates effective collusion mitigation plans by comparing the trajectory of an object with the trajectory of the moving vehicle to identify and avoid emergency situations while providing optimal comfort and safety to the driver. Due to its effectiveness, our holographic ADAS are being deployed at an increasing rate in the automotive industry.

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

Intellectual Property

Intellectual property rights are critical to our success and competitiveness. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2025, we owned:

●	Trademarks: 6 registered trademarks in the PRC;

●	Patents: 133 patents in the PRC, mainly involving virtual vision imaging, motion capture, image acquisition and other related technologies;

●	Layout design of integrated circuit: 22 items in the PRC;

●	Software copyrights: 412 works of software copyrights in the PRC;

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

Customers

We have provided holographic technology services for thousands of customers and have accumulated rich customer resources and diverse customer base in the industry. We work closely with government agencies, automotive electronics manufacturers, and software/content developers, etc. At present, we have a relatively well-established and comprehensive holographic technology service chain.

We have provided holographic technology services for numerous well-known and prestigious enterprises in the real estate, automobile, life insurance industries and so on. Customers usually enter into framework service agreements with us, based upon which we will provide holographic technology services and receive corresponding product and service fees in return from the customers. We maintain a diverse customer base, for the years ended 31 December 2024 and 31 December 2025, 25.9% and 32.3% of our total revenue came from two and two customers, respectively.

We believe that our continuous attraction to and ability to retain large and medium-sized enterprise customers depends on our ability to meet their disparate needs as well as complex in-house deployment and integration needs. We also leverage our comprehensive business portfolio to serve small and medium enterprises, aiming to improve customer satisfaction and expand cross selling and up selling opportunities.

Suppliers

We have a diverse base of suppliers who view us as integral partners in the supply chain. We have strong relationships with our suppliers due to our market position, substantial purchasing scale, national footprint and rich customer resources. We believe we are one of the largest volume customers for many of our suppliers, leading to favorable purchasing arrangements regarding product availability, payment terms and pricing. Our size and scale, supplier relationships, and technical knowledge of products and services enable us to receive favorable treatment. Our largest single supplier represented 20.7% of expenditures in fiscal 2025, and our top ten suppliers represented 78.1% of total product expenditures during the same period. We strategically conduct business with our top suppliers in order to optimize our scale advantages, but we also have the flexibility to source the majority of our purchase from a number of alternate suppliers when necessary.

Employees

As of December 31, 2025, we had 74 full-time employees, and we did not have part-time employees. All our employees are based in China.

The following table sets forth the number of our employees as of December 31, 2025:

Function	full-time employees
Research and Development	37
Business and Marketing	25
Administrative, Human Resources, and Finance	12
Total	74

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

Facilities

Our headquarters are located in Room 302, Building A, Zhong Ke Na Neng Building, Yue Xing Sixth Road, Nanshan District, Shenzhen, People’s Republic of China 518000. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future needs.

Insurance

We do not maintain insurance policies that cover damage to our Information Technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

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

The Encouraging Catalog, designed to stimulate and channel foreign investment, has undergone several revisions. For instance, in 2022, an updated version was released, expanding opportunities in sectors such as advanced manufacturing, modern services, and high-tech. This was followed by indications in 2024 that further revisions were in the pipeline, aiming to add more entries in areas such as energy conservation and environmental protection, as well as encourage investment in the central, western, and northeastern regions.

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

Regulations on Marketing Business

The Advertising Law of the PRC (the “Advertising Law”), which took effect on February 1, 1995 and was last amended on October 26, 2018, regulates contents of advertisements, codes of conduct for advertisers, and the supervision and administration of the advertising industry. It also stipulates that advertisers, advertising operators, and advertisement publishers shall abide by the Advertising Law and other laws and regulations, be honest and trustworthy, and compete in a fair manner in the advertising business.

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

Regulations on Taxation

Corporate Income Tax

In accordance with the EIT Law, which took effect on January 1, 2008 and was last amended on December 29, 2018 and the Implementation Regulation for the Enterprise Income Tax Law of the PRC which took effect on January 1, 2008 and was last amended on April 23, 2019 (collectively, the “EIT Laws”), taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries (or regions) but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries (or regions) and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises in China but have income generated from China. According to the EIT Laws, foreign-invested enterprises in the PRC are subject to corporate income tax at a uniform rate of 25%. For a non-resident enterprise having no office or establishment inside China, or for a non-resident enterprise whose incomes have no actual connection to its institution or establishment inside China, a withholding tax of 10% will be levied for the income derived from China.

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

Regulation on Overseas Listings

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures established a comprehensive filing-based regulatory regime for both direct and indirect overseas offerings and listings by PRC domestic companies.

Under the Trial Measures, an overseas offering and listing by a company that operates its business primarily in China through its PRC subsidiaries, such as our company, is deemed an “indirect overseas offering” and is subject to the filing requirements with the CSRC. Because our securities were already listed on Nasdaq prior to the effective date of the Trial Measures, we were not required to retroactively file with the CSRC for our initial listing. However, the Trial Measures explicitly mandate that an overseas-listed company must submit a filing to the CSRC with respect to any future offshore securities offerings, including follow-on offerings, secondary equity offerings, and the issuance of convertible corporate bonds or exchangeable bonds. We will be required to submit the requisite filing materials to the CSRC within three working days after the completion of any such future offering. If a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties.

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

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = (c) outstanding amount of RMB and foreign currency denominated cross-border financing x maturity risk conversion factor x type risk conversion factor + © outstanding foreign currency denominated cross-border financing x exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

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

Regulations Relating to Anti - Monopoly, Anti - Corruption and Anti - Bribery

In relation to anti - monopoly regulations, on August 30, 2007, the Anti - Monopoly Law was promulgated by the Standing Committee of the National People’s Congress (SCNPC). It was amended on June 24, 2022, with the amendment becoming effective on August 1, 2022. This law stipulates the regulation of market monopoly. The Anti - Monopoly Law prohibits business operators from concluding monopoly agreements, abusing a dominant market position, and engaging in undertakings concentration that has or may have an effect of excluding or limiting market competition. The newly revised Anti - Monopoly Law proposes an increase in the fines on business operators liable for illegal concentration: “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” Furthermore, the relevant authority may require business operators to declare when there is evidence that the resulting concentration has or may have the effect of eliminating or restricting competition, even if the level of such concentration does not reach the filing threshold. If the business operators fail to make a declaration, the relevant authority will conduct an investigation according to law. Furthermore, in January 2024, the State Council promulgated the Provisions on the Thresholds for Declaring Concentration of Business Operators, which significantly raised the global and domestic turnover thresholds that trigger a mandatory pre-closing merger control filing with SAMR.

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

The following diagram illustrates our corporate structure as of December 31, 2025.

Reverse Stock Split

MicroCloud Hologram Inc., listed on NASDAQ under ticker “HOLO”, faced a minimum bid - price requirement and executed its reverse stock split.

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

On March 24, 2025, in an Extraordinary General Meeting of the Shareholders, Company shareholders approved the proposed 1-for-40 reverse share split and increase of authorized share capital. April 21, 2025 is the effective date for the 1-for-40 reverse share split, As the result of the 1-for-40 reverse share split, the authorized share capital of the Company changed from US$10,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Class A Shares, and (ii) 100,000,000 Class B Shares to US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares. Following the Share Consolidation, the authorized share capital of the Company increased from US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares to US$400,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Consolidated Class A Shares by the creation of an additional 390,000,000 Consolidated Class A Shares, and (ii) 100,000,000 Consolidated Class B Shares by the creation of an additional 97,500,000 Consolidated Class B Shares.

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

Our headquarters is located in Shenzhen, China. We currently lease approximately 1328.31 square meters of office space in the aggregate. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

Our total revenues were RMB 203.5 million, RMB 290.3 million and RMB 403.7 million (USD 56.5 million) for the year ended December 31, 2023, 2024 and 2025, respectively. We recorded a net loss of RMB 81.6 million, RMB 64.2 million and RMB 50.2 million (USD 7.0 million) for the years ended December 31, 2023, 2024 and 2025 respectively.

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

Investment in technology and talent

Research and development of in-demand technology combined with sustained output and continuous innovation sets the foundation of our market competitiveness. We endeavor to strengthen our market-leading position by further increasing investments in research and development, retaining talented individuals in the field of holographic technology, holographic LiDAR systems, and computer image processing for the purpose of expanding the range of proprietary technology and IP rights. More specifically, we are focused on developing our autonomous driving, 5G, AI, and machine learning technologies for the purpose of building a rich product line, and innovative and technologically leading services. To align with the development of the holographic ADAS industry, we aim to provide strong support for businesses in the field of autonomous driving. Our development report in ADAS includes hardware, software, and solutions upgraded by way of continuously developing new iterations of ADAS products and services through stepping up efforts in research and development. To achieve this end, we intend to further expand research and development capabilities and efforts in holographic digital twin services, software, and holographic content resource library. Our research and development expenses were approximately RMB 78.7 million, RMB 174.4 million and RMB 57.0 million (USD 8.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Key Components of Our Results of Operations

Revenues

Effective January 1, 2019, we adopted ASC 606, Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for the years ended December 31, 2023, 2024 and 2025 are presented under Topic 606. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those goods or services.

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

Our breakdown of revenues for the years ended December 31, 2023, 2024, and 2025, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Revenues
Holographic solutions	68,345,506	128,892,235	199,259,020	27,896,095
Holographic technology service	135,202,499	161,405,749	204,427,203	28,619,637
Total revenue	203,548,005	290,297,984	403,686,223	56,515,732

Cost of Revenues

Our breakdown of the cost of revenues for the years ended December 31, 2023, 2024, and 2025, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Cost of revenues
Holographic solutions	59,562,014	106,682,488	160,434,849	22,460,744
Holographic technology service	69,734,292	118,169,173	157,374,663	22,032,321
Total cost of revenues	129,296,306	224,851,661	317,809,512	44,493,065

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

Our breakdown of revenues for the years ended December 31, 2023, 2024, and 2025, respectively, is summarized below:

	Year ended December 31,
	2023		2024		2025
	RMB		RMB		RMB
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Revenues:
Holographic solutions	68,345,506	34%	128,892,235	44%	199,259,020	49%
Holographic technology service	135,202,499	66%	161,405,749	56%	204,427,203	51%
Total revenues	203,548,005	100%	290,297,984	100%	403,686,223	100%

Holographic solutions Revenues

Our holographic solutions revenues were RMB 199.3 million (USD27.9 million) for 2025, compared to RMB128.9 million and RMB 68.3 million, respectively, for 2024 and 2023.

Our holographic solutions revenues increased by approximately RMB 60.5 million from approximately RMB 68.3 million for the year ended December 31, 2023 to approximately RMB 128.9million for the year ended December 31, 2024. an increase of 88.6%. The increase was mainly due to the impact of market changes on the demand for our services, as well as the increased demand from customers for holographic solutions.

The revenues of our holographic solutions, which increased by approximately RMB 70.4million, increase of 54.6%, from approximately RMB 128.9 million for the year ended December 31, 2024, compared to approximately RMB 199.3million (USD 27.9 million) for the year ended December 31, 2025. The reason for the increase in revenue is the expanded demand from customers for holographic solutions.

Holographic technology services Revenues

Our holographic technology services revenues was RMB 204.4 million (USD28.6 million) for 2025, compared to RMB 161.4million and RMB 135.2million, respectively, for 2024 and 2023.

Our holographic technology services revenue increased by approximately RMB 26.2 million, or 19.4%, from approximately RMB 135.2 million for the year ended December 31, 2023, to approximately RMB 161.4 million for the year ended December 31, 2024. This increase was mainly attributed to the overall market environment of internet advertising, namely the increase in customer demand.

Our holographic technology services revenue increased by approximately RMB 43.0 million, or 26.7%, from approximately RMB161.4 million for the year ended December 31, 2024, to approximately RMB204.4million (USD 28.6 million) for the year ended December 31, 2025. This increase was mainly attributed to the business merger of Shanghai Kuo Sou in 2025, which had led to an upward trend in revenue.

Ability to retain and attract customers

The Company’s management team monitors the number of total customers, number of new customers, number of high paying customers, and customer retention rate as indicators of the growth and condition of the Company’s overall business. As to performance metrics, the number of high paying customers reflects the quality of the Company’s earnings. The retention rate reflects the Company’s service quality, customer loyalty to our services, and the sustainability of the Company’s business growth. If the number of new customers, high paying customers, and retention rate fall, the Company may need to re-evaluate its business strategy or evaluate its service efficiency. The quantitative information in number of customers and retention rate provides investors with information to evaluate the Company revenue growth, revenue quality, and concentration risk on a periodic basis. This information also provides investors insights on how the Company measures and monitors its performance.

The Company’s total customers were 119 and 142, respectively for the years ended December 31, 2023 and 2024, representing a19.3% increase, of which 102 are new customers. The increase in the number of customers led to a grow in total revenue.Total customers were 142 and 128, respectively for the year ended December 31, 2024 and 2025, representing a 9.9% decrease, of which 70 are new customers. Due to by vigorously tapping into the potential of existing customers and increasing the proportion of high-value customers, the total revenue has shown a trend of growth.

The Company considers customers with or over RMB 0.5 million revenue as high paying customers. The numbers of high payment customers are 42 and 69, respectively for the years ended December 31, 2023 and 2024, representing 96.1% and 96.6% of total revenue for each period and a 43.4% increase. The number of high-paying customers both are 69, for the year ended December 31, 2024 and 2025, representing 96.6% and 97.8% of total revenue for each period and a 40.7% increase. the Company’s overall customer retention rates are 24% and 34% respectively for the years ended December 31, 2023 and 2024. Retention rates of high paying customer are 29% and 43% respectively for the same period. Retention rates of the Company’s top 10 customers are 50% and 30% respectively for the years ended December 31, 2023, and 2024, respectively. Retention rates of the Company’s top 20 customers are 55% and 20% for the years ended December 31, 2023, and 2024, respectively.

The Company’s overall customer retention rates are 34% and 41% respectively for the year ended December 31, 2024 and 2025. Retention rates of high paying customer are 43% and 41% respectively for the same period. Retention rates of the Company’s top 10 customers both are 30% for the year ended December 31, 2024 and 2025. Retention rates of the Company’s top 20 customers are 20% and 40% for the year ended December 31, 2024 and 2025, respectively. Retention rate is calculated by first counting the number of customers at the beginning of the period (denominator) and the number of old customers during measurement period (numerator), then dividing the numerator by the denominator. Old customers repeating customer who keeps loyalty to the company’s services throughout the measurement periods and calculated as number of total customers at the end of measurement period minus new customers obtained during the measurement period. Customers counted for the purpose of calculating retention rate are based on those that were customers at any point during the period. the Company’s total customers decrease from 142 for the year ended December 31, 2024 to 128 for year ended December 31, 2025. The decrease is due to the company actively carried out a customer structure adjustment. Strategically, it abandoned some low-value customers and simultaneously enhanced the business penetration rate of its core major clients. Although the total number of customers slightly decreased, the retention quality of core customers and the average revenue per customer significantly improved, thereby driving a positive growth in total revenue.

The Company’s overall customer retention rates are 34% and 41%, for the year ended December 31, 2024 and 2025. This is due to the enhancement of core customer loyalty and the substantial improvement in customer experience. Through deepening business cooperation, improving service quality, and proactive customer success intervention, the company helped core customers achieve greater value, thereby increasing the customers’ willingness to renew their contracts.

The table below summarizes the Company’s key performance metrics as discussed above.

	Year ended December 31,
	2023	2024	2025
Total Customers	119	142	128
New Customers	76	102	70
High Paying Customers	42	69	69
Customer Retention Rate	24%	34%	41%
High Paying Customer Retention Rate	29%	43%	41%
Top 10 Retention Rate	50%	30%	30%
Top 20 Retention Rate	55%	20%	40%

Cost of Revenues

Our breakdown of cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively, is summarized below:

	Year ended December 31,
	2023		2024		2025
	RMB		RMB		RMB
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cost of revenues:
Holographic solutions	59,562,014	46%	106,682,488	47%	160,434,849	50%
Holographic technology service	69,734,292	54%	118,169,173	53%	157,374,663	50%
Total cost of revenues	129,296,306	100%	224,851,661	100%	317,809,512	100%

Cost of Holographic Solutions Revenues

Cost of holographic solutions revenues was RMB 160.4 million (USD 22.5 million) for 2025, compared to RMB 106.7 million and RMB 59.6 million, respectively, for 2024 and 2023.

Our cost of revenues for holographic solutions increased by approximately RMB 47.1 million, or 79.1%, from approximately RMB 59.6 million for the year ended December 31, 2023, to approximately RMB 106.7 million for the year ended December 31, 2024.

Our cost of revenues for holographic solutions increased by approximately RMB 53.8 million, representing a 50.4% growth. The amount grew from approximately RMB 106.7 million for the year ended December 31, 2024, to approximately RMB 160.4 million (USD 22.5 million) for the year ended December 31, 2025. The increase in the cost of revenue is mainly due to increased customer demand. The associated costs related to producing and delivering those holographic solutions also increased, ultimately leading to the observed increased in the cost of revenues.

Cost of Holographic Technology Service Revenues

Cost of holographic technology service revenues was RMB 157.4 (USD 22.0 million) million for 2025, compared to RMB 118.2 million and RMB 69.7 million, respectively, for 2024 and 2023.

Our cost of revenues for services was approximately RMB 69.7 million for the year ended December 31, 2023 compared to approximately RMB 118.2 million for the year ended December 31, 2024.

Our cost of revenues for services increased by approximately RMB 39.2 million, representing a 33.2% growth. The amount grew from approximately RMB 118.2 million for the year ended December 31, 2024, to approximately RMB 157.4 million (USD 22.0 million) for the year ended December 31, 2025. This significant increase was mainly attributable to the business combination of Shanghai Kuo Sou in 2025. As a result of this merger, we expanded our business scope and capabilities, which in turn led to a substantial uptick in our holographic advertisement service activities. This expansion in service activities directly contributed to the rise in our cost of revenues, as more resources were required to support the increased volume of work, such as higher costs for creating and delivering holographic ads, and enhanced marketing efforts to promote these services in the market.

	Year ended December 31,
	2023		2024		2025
	RMB		RMB		RMB
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Operating expenses:
Selling expenses	6,692,316	4%	3,526,803	2%	2,694,728	3%
General and administrative expenses	65,354,201	43%	23,252,517	11%	19,238,109	23%
Research and development expenses	78,655,572	52%	174,394,747	86%	56,960,830	69%
Allowance for expected credit losses	857,713	1%	2,492,478	1%	4,378,701	5%
Change in fair value of warrant liabilities	(372,961)	-%	(62,543)	-%	-	-%
Total operating expenses	151,186,841	100%	203,604,002	100%	83,272,368	100%

Selling Expenses

Selling expenses were RMB 2.7 million (USD 0.4 million) for 2025, compared to RMB 3.5 million and RMB 6.7million, respectively, for 2024 and 2023.

The selling expenses decreased by approximately RMB 3.2 million, representing a decline of 47.3%, from around RMB 6.7 million for the year ended December 31, 2023, to approximately RMB 3.5 million for the year ended December 31, 2024. The reason for the reduction is that the company cut down on advertising and promotion expenses in 2024.

The selling expenses decreased by approximately RMB 0.8 million, representing a decline of 23.6%, from around RMB 3.5 million for the year ended December 31, 2024, to approximately RMB 2.7 million (USD 0.4 million) for the year ended December 31, 2025. The reason for the reduction is that the company cut down on advertising and promotion expenses in 2025.

General and administrative expenses

General and administrative expenses were RMB 19.2 million (USD 2.7 million) for 2025, compared to RMB 23.3 million and RMB 65.4 million, respectively, for 2024 and 2023.

General and administrative expenses decreased by approximately RMB 42.1 million, reflecting a substantial 64.4% decline. The amount dropped from approximately RMB 65.4 million in the year ended December 31, 2023, to roughly RMB 23.3 million in the year ended December 31, 2024. The reason for the reduction is that the company implemented employee equity incentive plan in 2023.

General and administrative expenses decreased by approximately RMB 4.0 million, reflecting a substantial 17.3% decline. The amount dropped from approximately RMB 23.3 million in the year ended December 31, 2024, to roughly RMB 19.2 million (USD 2.7 million) in the year ended December 31, 2025. The reason for the reduction is that the company incurred lower service fees in 2025.

Research and development expenses

Research and development expenses were RMB 57.0 million (USD 8.0 million) for 2025, compared to RMB 174.4 million and RMB 78.7 million, respectively, for 2024 and 2023.

Research and development expenses increased from RMB 78.7million for the year ended December 31, 2023 to approximately RMB 174.4 million for the year ended December 31, 2024, an increase of approximately RMB 95.7 million, or approximately 121.7%. The increase was primarily due to the continued research and development activities focused on enhancing our holographic LiDAR technology, holographic algorithm architecture, holographic digital twin technology and image processing technology, intelligent hardware technology, and holographic intelligent vision technology to create novel service and product offerings in 2024.

Research and development expenses decreased from RMB 174.4 million for the year ended December 31, 2024 to approximately RMB 57.0 million (USD 8.0 million) for the year ended December 31, 2025, a decrease of approximately RMB 117.4 million, or approximately 67.3%. The decrease was primarily due to the company’s comprehensive review and optimization of its research and development projects in 2025. Some projects with uncertain market prospects were terminated, thereby reducing the corresponding research and development investment.

Allowance for expected credit losses

Allowance for expected credit losses was RMB 4.4 million (USD 0.6 million) for 2025, compared to RMB 2.5 million and RMB 0.9 million, respectively, for 2024 and 2023.

Finance income, net

Finance income was RMB 44.4 million (USD 6.2 million) for 2025, compared to RMB 23.3 million and RMB 3.4million, respectively, for 2024 and 2023 which consisted primarily of interest earned from our cash and cash equivalents.

Investment gain/(loss)

Investment loss was RMB 98.4 million (USD 13.8 million) for 2025, compared to investment gain of RMB 42.3 million and nil, respectively, for 2024 and 2023. The decrease is from loss recognized from the fair value change in short-term investments in 2025.

(Loss) gain on disposal of subsidiaries

Gain on disposal of subsidiaries was RMB 0.3 million (USD 43,591) for 2025, compared to RMB 5.9 million and loss on disposal of subsidiaries of RMB 15.3 million, respectively, for 2024 and 2023.

Other Income, net

Other income was RMB 0.9 million (USD 0.1 million) for 2025, compared to RMB 5.0 million and RMB 3.1 million, respectively, for 2024 and 2023.

Income tax credit (expense)

Income tax expense was nil for 2025, compared to RMB 2.5 million and income tax credit of RMB 4.1 million, respectively, for 2024 and 2023. Based on the management’s expectation, the deferred tax asset is probably not able to be realized as a tax benefit for future periods due to the expected loss. Therefore, the deferred income tax assets decreased to zero and the income tax expense increased by RMB 2.9 million in 2024.

Net loss

As a result of the combination of factors discussed above, we had a net loss of RMB 50.2 million (USD 7.0 million) for 2025, compared to RMB 64.2 million and RMB 81.6 million, respectively, for 2024 and 2023.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, we had cash and short-term investments of approximately RMB 2,742.5 million (USD 390.2 million). Our working capital was approximately RMB 2,693.7 million (USD 383.2 million) as of December 31, 2025. In our opinion, our working capital is sufficient for our present requirements. In assessing our liquidity, we monitor and analysis our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

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

The following table summarizes the key components of our cash flows for the years ended December 31, 2023, 2024, and 2025.

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Net cash (used in) provided by operating activities	(27,738,609)	(98,619,387)	56,371,190	7,891,917
Net cash used in investing activities	(1,374,615)	(682,981,811)	(285,557,644)	(40,653,353)
Net cash provided by financing activities	2,204,176	1,506,897,224	1,239,925,789	176,410,199
Effect of exchange rate change on cash and cash equivalents	1,826,601	136,872	(18,820,901)	162,862
Net change in cash and cash equivalents	(25,082,447)	725,432,898	991,918,434	143,811,625
Cash and cash equivalents, beginning of year	151,119,985	126,037,538	851,470,436	118,450,620
Cash and cash equivalents, end of year	126,037,538	851,470,436	1,843,388,870	262,262,245

Operating activities

Net cash provided by operating activities was approximately RMB 56.4 million (USD 7.9 million) for the year ended December 31, 2025, as compared to net cash used in operating activities of approximately RMB 98.6 million for the year ended December 31, 2024 and RMB 27.7 million for the year ended December 31, 2023.

Net cash provided by operating activities was approximately RMB 56.4 million (USD 7.9 million) for the year ended December 31, 2025, derived mainly from net loss of approximately RMB 50.2 million (USD 7.0 million) adjusted by the decrease from short-term investments of approximately RMB 98.4 million (USD 13.8million) and allowance for expected credit losses of RMB 4.4 million (USD 0.6 million), and net changes in our operating assets and liabilities, principally comprising of an increase of approximately RMB 8.2 million (USD 1.1 million) in accounts receivable, an increase of approximately RMB 12.8 million (USD 1.8 million) in accounts payable.

We recorded net cash used in operating activities of RMB 98.6 million for the year ended December 31, 2024. The difference between our net loss of RMB 64.2 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB 33.1 million in non-cash items, which mainly consisted of gain from short-term investments of RMB 42.3 million, deferred tax expense of RMB 2.9 million, allowance for expected credit losses of RMB 2.5 million and stock compensation expense of RMB 1.0 million (ii) an increase of accounts receivable of RMB 16.1 million, and (iii) an decrease of prepayments and other current assets of RMB5.2 million, and was partially offset by an increase of accounts payable of RMB 12.1 million and other payables and accrued liabilities of RMB 1.4 million.

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

Investing activities

Net cash used in investing activities were approximately RMB 285.6 million (USD 40.7 million) for the year ended December 31, 2025, as compared to net cash used in investing activities approximately RMB 683.0 million for the year ended December 31, 2024 and approximately RMB 1.4 million for the year ended December 31, 2023.

Net cash used in investing activities was approximately RMB 285.6 million (USD 40.7 million) for the year ended December 31, 2025, primarily due to the purchases of short-term investments of approximately RMB 5,855.0 million (USD 833.0 million) and redemption of short-term investments of approximately RMB 5,557.7 million (USD 790.7 million).

Net cash used in investing activities was RMB 683.0 million for the year ended December 31, 2024, primarily due to purchase approximately RMB 683.0 million of short-term investments.

Net cash used in investing activities was RMB 1.4 million for the year ended December 31, 2023, primarily due to purchase of property and equipment of RMB 0.8 million and investments in unconsolidated entities of RMB 0.6 million.

Financing activities

Net cash provided by financing activities was approximately RMB 1,239.9 million (USD 176.4 million) for the year ended December 31, 2025, approximately RMB 1,506.9 million for the year ended December 31, 2024, and approximately RMB 2.2 million for the year ended December 31, 2023.

Net cash provided by financing activities was approximately RMB 1,239.9 million (USD 176.4 million) for the year ended December 31, 2025, which was primarily derived from proceeds of approximately RMB 1,241.6 million (USD 176.6 million) from convertible bonds, proceeds of approximately RMB 4.3 million (USD 0.6 million) from bank loans, partially net off by a repayment of bank loans of approximately RMB 5.9 million (USD 0.8 million).

Net cash provided by financing activities for the year ended December 31, 2024 was RMB 1,506.9 million, primarily due to the cash received from convertible promissory note of RMB 1,504.5 million.

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

Holding Company Structure

MicroCloud is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary in China. As a result, MicroCloud’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Contractual Obligations

As of December 31, 2025, the future minimum payments under certain of our contractual obligations were as follows:

	Payments Due In
	Total	Less than 1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB	RMB	RMB	RMB	RMB
Contractual obligations	-	-	-	-	-
Operating leases obligations	1,180,653	1,180,653	-	-	-
Total	1,180,653	1,180,653	-	-	-

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 78.7 million, RMB 174.4 million and RMB 57.0 million (USD 8.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth certain information regarding our executive officers and members of the Company’s board of directors (the “Board of Directors”) as of the date of this Annual Report:

Name	Age	Position	Served From
Wei Peng	42	Chairman of the Board of Directors	September 2022
Guohui Kang	49	Director, Chief Executive Officer	September 2022
Bei Zhen	37	Chief Financial Officer	September 2022
Belief Bi(1)(2)(3)	40	Independent Director	February 2023
Maggie Wang(1)(2)(3)	43	Independent Director	February 2023
Han Qin(1)(2)(3)	42	Independent Director	September 2022

Note:

(1)	Member of the compensation committee.
(2)	Member of the nominating committee.
(3)	Member of the audit committee.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of our directors or members of senior management were selected.

Biographical Information

Wei Peng has been serving as our Chairman of the Board of Directors since September 2022. From 2021, Ms. Peng has served as a director of MC. Prior to joining MC. From 2015 to 2021, she has been serving as supervisor for Lvxun Network Technology Co., Ltd. and has concurrently served as a director of Enwei Quantum Capital Investment Co., Ltd. since 2006 to 2015, she has also served as a director of Softcloud Digital Software Co., Ltd. Ms. Peng graduated from the Beijing Normal University majoring in computer science in 2005.

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

Compensation

In 2025, we paid an aggregate cash compensation of approximately RMB702,858 (USD 98,400) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

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

To our knowledge, based solely on our review of Forms 3, 4 and 5, and any amendments thereto, furnished to us or written representations that no Form 5 was required, we believe that during the fiscal year ended December 31, 2025, all filing requirements applicable to our executive officers and directors under the Exchange Act were met in a timely manner.

D.	EMPLOYEES

The following table sets forth the number of our employees as of December 31, 2025:

Function	Number of full-time employees
Research and Development	37
Business and Marketing	25
Administrative, Human Resources and Finance	12
Total	74

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

The table below sets forth information, as of December 31, 2025, with respect to the beneficial ownership of our Ordinary shares by: (a) each named executive officer, each of our directors and executive officers as a group; and (b) each person known to us to own beneficially more than 5% of our Ordinary shares (by number and by voting power).

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

The calculations in the table below are based on 22,512,360 Class A ordinary shares and 400,000 Class B Ordinary Shares par value $0.8 per share, outstanding as of December 31, 2025.

	Class A Ordinary shares		Class B Ordinary shares		Voting Power**
Name and Address of Beneficial Owner	Number	%**	Number	%**	(%
Executive Officers and Directors			-	-
Guohui Kang(1)	632	*	-	-	*
Bei Zhen	-	-	-	-	-
Wei Peng(2)	1,037	*	-	-	*
Belief Bi	-	-	-	-	-
Han Qin	-	-	-	-	-
Maggie Wang	-	-	-	-	-
All Executive Officers and Directors as a group	1,669	-	-	-	-
5% Shareholders
Tiger Initiative Investment Ltd	114,479	*	250,000	62.5%	16.76%
Lucky Monkey Holding Limited	91,415	*	150,000	37.5%	10.13%

Note:

*	Indicates beneficial ownership of less than 1%.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Each holder of Class A Ordinary shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 20 votes per share. Class A Ordinary shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Ordinary Shares are not convertible.
(1)	Import & Export Guojin Development Co., Ltd is the record holder of our Ordinary shares. Guohui Kang, as the sole director and sole shareholder of Import & Export Guojin Development Co., Ltd, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.
(2)	Best Road Holdings Limited is the record holder of our Ordinary shares. Wei Peng, as the sole director and sole shareholder of Best Road Holdings Limited, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable. During the fiscal year ended December 31, 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy. Furthermore, there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.

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

Our Class A Ordinary shares and warrants is listed on the Nasdaq Capital Market under the symbols “HOLO” and “HOLOW” respectively.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) our current cash and short-term investment balances will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including our high levels of cash and short-term investments reported as of December 31, 2025)) on any particular quarterly testing date for purposes of the asset test.

Based on the significant amount of cash and short-term investments held on our balance sheet, there is a material risk that we may be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC and there can be no assurance with respect to our status as a PFIC for our current or any future taxable year. Given our current liquidity position,. it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Share may cause us to be a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we utilize our existing cash. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Share.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 71,136). As of December 31, 2025, cash balance of RMB 475,986,987(USD 67,719,524) was deposited with financial institutions located in China, of which RMB 471,979,770(USD 67,149,410) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 102,802) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of RMB 976,055,908(USD 138,865,227) was maintained at financial institutions in Hong Kong, of which RMB 970,871,007(USD 138,127,562) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2025, cash balance of USD 2,205,499 (RMB 15,502,008) was deposited with a financial institution located in US, of which USD 1,705,096 (RMB 11,984,777) was subject to credit risk. In Singapore, Singapore Deposit Insurance Corporation Limited (SDIC) provides the insurance coverage of each bank is SGD 100,000 (USD 77,661). As of December 31, 2025, cash balance of RMB 375,843,966 (USD 53,471,996) was deposited with financial institutions located in Singapore, of which RMB 374,752,246 (USD 53,316,675) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. A majority of our expense transactions are denominated in RMB and a significant portion of our and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

On May 28, 2024, our Registration Statement on Form F - 3 (File No. 333 - 279753) was declared effective by the SEC. In the Registration Statement, we registered a shelf offering of up to US$300,000,000 worth of our Ordinary shares, preferred shares, debt securities, warrants, rights, and units. Through this second Form F - 3 offering, as of December 31, 2024, we received proceeds of approximately US$119.6 million.

Pursuant to prospectus supplements that makes a part of the Registration Statement dated January 6, 2025, January 21, 2025, February 18, 2025, April 23, 2025 and June 5, 2025, the Company sold convertible notes in the aggregate amount of US$184 million convertible into our class A ordinary shares. The terms of the offerings are incorporated by reference to the Company’s report of foreign private issuer on 6-K furnished to the SEC on January 6, 2025, January 21, 2025, February 18, 2025, April 23, 2025 and June 5, 2025. The net proceeds to the Company were approximately US$169.28 million.

On February 2025, the Company received US$7.36 million as certain investors converted their Convertible Promissory Notes into our class B ordinary shares.

On July 15, 2025, the Company filed a shelf registration statement (the “Registration Statement”) with the Securities and Exchange Commission on Form F-3 (Registration No. 333-288691), which registration statement became effective on July 23, 2025. The shelf offering of this F-3 is an aggregate offering price of up to US$300,000,000. As of December 31, 2025, we have not made any takedowns to this filed F-3.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2025, we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in auditing our consolidated financial statements for the fiscal years ended December 31, 2024 and December 31, 2025, our management identified a material weakness:

We lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To the date of this annual report, our management had implemented and will continue to implement a number of remediation measures to address the material weakness, we hired personnel with U.S. GAAP relevant experience and necessary expertise to strengthen our financial reporting function and to design and implement necessary controls to remediate the material weakness;

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our current principal accounting firm, AssentSure PAC for the years ended December 31, 2024 and 2025, respectively. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2024	2025
	USD	USD
Audit Fees	280,000	288,000
Audit-Related Fees	-	-
Tax Fees	-	-
All other fees	-	-
Total	280,000	288,000

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

The policy of our audit committee is to pre-approve all audit provided by AssentSure PAC, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

As of December 31, 2025, the Company has not yet formally adopted a standalone written insider trading policy governing the purchase, sale, and other dispositions of the Company’s securities by directors, officers, and employees. The Company is currently in the process of evaluating and drafting a comprehensive policy that aligns with its post-Business Combination operational structure and Nasdaq listing requirements.

Notwithstanding the absence of a formal written policy, our directors and executive officers are aware of their obligations under U.S. federal securities laws, including Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit the trading of securities while in possession of material non-public information. We intend to adopt and file a formal insider trading policy as an exhibit to our future periodic reports once it has been reviewed and approved by our Board of Directors.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
1.1	The companies act (as revised) of the cayman islands company limited by shares second amended and restated memorandum and articles of association of Microcloud hologram inc. (adopted by a special resolution passed on september 27, 2024)	20-F	1.1	March 21, 2025
2.1	Business combination and Merger Agreement dated as of September 10, 2021 by and among MC Hologram, Inc., Golden Path Acquisition Corporation and Golden Path Merger Sub Corporation	8-K	2.1	September 13, 2021
2.2	First Amendment to the Business Combination and Merger Agreement dated as of August 5, 2022	8-K	2.2	September 22, 2022
2.3	Second Amendment to the Business Combination and Merger Agreement dated as of August 10, 2022	8-K	2.3	September 22, 2022
2.5*	Description of Warrants
3.1	MicroCloud Hologram Inc. Amended and Restated Articles of Incorporation	8-K	3.1	September 22, 2022
4.1	Specimen Ordinary Share Certificate	8-K	4.1	September 22, 2022
4.2	Specimen Warrant Certificate	8-K	4.2	September 22, 2022
4.3	Warrant Agreement between VStock Transfer LLC and Golden Path Acquisition Corporation	8-K	4.3	September 22, 2022
4.4	Form 6-K furnished to the SEC on February 9, 2024, reporting the results of the Company’s reverse stock split.	6-K	4.4	February 9, 2024
4.5*	Description of securities
4.6	The Results of the Second Extraordinary Meeting of the Shareholders in 2024	6-K	99.1	October 3, 2024
8.1*	List of Subsidiaries
10.1	Form of Lock-Up Agreement	8-K	10.1	September 22, 2022
10.2	Form of Indemnification Agreement	8-K	10.2	September 22, 2022
10.3	Form of Registration Rights Agreement	8-K	10.3	September 22, 2022
10.4	Form of Non-Competition and Non-Solicitation Agreements	8-K	10.4	September 22, 2022
10.5	Form of Employment Agreement between the Registrant and each of its executive directors and officers	10-K	10.5	March 14, 2023
10.6	Form of Director Offer Letter between the Registrant and each of its independent directors	10-K	10.6	March 14, 2023

Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Assentsure PAC
97.1	Clawback Policy	20-F	97.1	March 21, 2025
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
	Name:	Guohui Kang
	Title:	Chief Executive Officer

Date: March 27, 2026

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

MicroCloud Hologram Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MicroCloud Hologram Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Assentsure PAC

Singapore, March 27, 2026

PCAOB ID number: 6783

We have served as the Company’s auditor since 2022.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	851,470,436	1,843,388,870	262,262,245
Short-term investments	725,664,686	899,151,784	127,923,939
Notes receivable	-	3,638,300	517,627
Accounts receivable, net	23,471,365	22,156,134	3,152,193
Prepayments and other current assets	9,671,579	7,968,373	1,133,675
Inventories, net	765,683	117,743	16,752
Total current assets	1,611,043,749	2,776,421,204	395,006,431

NON-CURRENT ASSETS
Property and equipment, net	583,801	491,567	69,936
Investments in unconsolidated entities	600,000	600,000	85,363
Right-of-use assets, net	2,349,563	1,186,167	168,758
Prepayment and deposits, net	320,098	-	-
Total non-current assets	3,853,462	2,277,734	324,057

Total assets	1,614,897,211	2,778,698,938	395,330,488

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	13,405,894	20,872,743	2,969,603
Contract liabilities	2,950,665	5,483,268	780,114
Other payables and accrued liabilities	7,653,197	6,143,858	874,098
Operating lease liabilities - current	1,445,223	1,145,435	162,963
Loan payable	5,269,000	3,627,557	516,099
Taxes payable	147,597	229,059	32,589
Convertible bonds	-	45,265,472	6,440,000
Total current liabilities	30,871,576	82,767,392	11,775,466

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	1,037,221	-	-
Total non-current liabilities	1,037,221	-	-

Total liabilities	31,908,797	82,767,392	11,775,466

COMMITMENTS AND CONTINGENCIES (Note 19)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.8 par value; 400,000,000 shares authorized, 1,362,583 shares and 22,512,360 shares issued and outstanding as of December 31, 2024, and December 31, 2025*	7,835,503	126,720,005	18,009,896
Class B Ordinary shares, $0.8 par value; 100,000,000 shares authorized, nil shares and 400,000 shares issued and outstanding as of December 31, 2024, and December 31, 2025*	-	2,290,752	320,000
Additional paid-in capital	1,783,988,461	2,859,114,967	402,491,075
Accumulated deficit	(209,744,309)	(265,992,349)	(37,356,062)
Statutory reserves	2,564,446	2,552,776	363,188
Accumulated other comprehensive loss	(832,436)	(33,928,456)	(1,009,168)
Total MICROCLOUD HOLOGRAM INC. shareholders’ equity	1,583,811,665	2,690,757,695	382,818,929

NON-CONTROLLING INTERESTS	(823,251)	5,173,851	736,093

Total shareholders’ equity	1,582,988,414	2,695,931,546	383,555,022

Total liabilities and shareholders’ equity	1,614,897,211	2,778,698,938	395,330,488

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the reclassification of Class A and Class B ordinary shares (Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
OPERATING REVENUES
Products	22,401,569	7,903,228	9,948,882	1,392,835
Services	181,146,436	282,394,756	393,737,341	55,122,897
Total operating revenues	203,548,005	290,297,984	403,686,223	56,515,732

COST OF REVENUES	(129,296,306)	(224,851,661)	(317,809,512)	(44,493,065)

GROSS PROFIT	74,251,699	65,446,323	85,876,711	12,022,667

OPERATING EXPENSES
Selling expenses	(6,692,316)	(3,526,803)	(2,694,728)	(377,260)
General and administrative expenses	(65,354,201)	(23,252,517)	(19,238,109)	(2,693,319)
Research and development expenses	(78,655,572)	(174,394,747)	(56,960,830)	(7,974,468)
Allowance for expected credit losses	(857,713)	(2,492,478)	(4,378,701)	(613,014)
Change in fair value of warrant liability	372,961	62,543	-	-
Total operating expenses	(151,186,841)	(203,604,002)	(83,272,368)	(11,658,061)

(Loss)/Profit from operations	(76,935,142)	(138,157,679)	2,604,343	364,606

OTHER INCOME (EXPENSE)
Finance income, net	3,363,084	23,250,360	44,374,333	6,212,369
Investment gain(loss)	-	42,298,644	(98,351,630)	(13,769,146)
(Loss) gain on disposal of subsidiaries	(15,278,949)	5,904,530	311,369	43,591
Other income, net	3,124,103	5,010,560	887,982	124,317
Total other income (expenses), net	(8,791,762)	76,464,094	(52,777,946)	(7,388,869)

Loss before income taxes	(85,726,904)	(61,693,585)	(50,173,603)	(7,024,263)

Income tax credit (expense)	4,138,906	(2,538,650)	-	-

Net loss	(81,587,998)	(64,232,235)	(50,173,603)	(7,024,263)

Less: Net (loss) gain attributable to non-controlling interests	(205,725)	(909,447)	2,540,154	355,619

NET LOSS ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	(81,382,273)	(63,322,788)	(52,713,757)	(7,379,882)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,817,059	533,030	(33,096,020)	(4,633,415)

COMPREHENSIVE LOSS	(79,770,939)	(63,699,205)	(83,269,623)	(11,657,678)
Less: Comprehensive (loss) gain attributable to non-controlling interests	(205,725)	(909,447)	2,540,154	355,619

COMPREHENSIVE LOSS ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC.	(79,565,214)	(62,789,758)	(85,809,777)	(12,013,297)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	6,552	319,503	13,176,414	13,176,414

LOSS PER SHARE*
Basic and diluted	(12,420.98)	(198.19)	(4.00)	(0.56)

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the reclassification of Class A and Class B ordinary shares (Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Class A		Class B		Additional			Other	Non-	Total	Total
	ordinary shares		ordinary shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Shareholders’	Shareholders’
	Shares*	Amount	Shares*	Amount	capital	reserves	deficit	income	interests	Equity	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2022	6,351	36,144	-	-	254,138,709	11,110,699	(65,500,622)	(3,182,525)	291,921	196,894,326	28,546,995
Net loss	-	-	-	-	-	-	(81,382,273)	-	(205,725)	(81,587,998)	(11,578,184)
Statutory reserves	-	-	-	-	-	26,956	(26,956)	-	-	-	-
Issuance of common stock to employees in employee benefit plans	1,075	6,174	-	-	32,158,261	-	-	-	-	32,164,435	4,480,600
Disposal of subsidiaries	-	-	-	-	-	(8,084,879)	-	-	-	(8,084,879)	(1,770,955)
Foreign currency translation	-	-	-	-	-	-	-	1,817,059	-	1,817,059	257,860
BALANCE, December 31, 2023	7,426	42,318	-	-	286,296,970	3,052,776	(146,909,851)	(1,365,466)	86,196	141,202,943	19,936,316
Net loss	-	-	-	-	-	-	(63,322,788)	-	(909,447)	(64,232,235)	(9,019,227)
Statutory reserves					-	11,670	(11,670)	-	-	-	-
Disposal of subsidiaries	-	-	-	-	-	(500,000)	500,000	-	-	-	-
Issuance of common stock to employees	45	255	-	-	952,300	-	-	-	-	952,555	134,280
Shares converted from convertible promissory note	1,355,112	7,792,930	-	-	1,496,739,191	-	-	-	-	1,504,532,121	209,300,000
Foreign currency translation	-	-	-	-	-	-	-	533,030	-	533,030	(137,077)
BALANCE, December 31, 2024	1,362,583	7,835,503	-	-	1,783,988,461	2,564,446	(209,744,309)	(832,436)	(823,251)	1,582,988,414	220,214,292
Net loss	-	-	-	-	-	-	(52,713,757)	-	2,540,154	(50,173,603)	(7,024,263)
Disposal of subsidiaries	-	-	-	-	-	(11,670)	11,670	-	-	-	-
Shares converted from convertible promissory note	21,149,777	118,884,502	400,000	2,290,752	1,075,126,506	-	-	-	-	1,196,301,760	170,200,000
Increase in non-controlling interest from disposal of subsidiary	-	-	-	-	-	-	(313,629)	-	313,629	-	-
Increase in non-controlling interest from subsidiary equity issuance	-	-	-	-	-	-	(2,882,909)	-	2,882,909	-	-
Increase in non-controlling interest from acquisition of subsidiary	-	-		-	-	-	(349,415)	-	349,415	-	-
Foreign currency translation	-	-	-	-	-	-	-	(33,096,020)	(89,005)	(33,185,025)	164,993
BALANCE, December 31, 2025	22,512,360	126,720,005	400,000	2,290,752	2,859,114,967	2,552,776	(265,992,349)	(33,928,456)	5,173,851	2,695,931,546	383,555,022

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the reclassification of Class A and Class B ordinary shares (Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(81,587,998)	(64,232,235)	(50,173,603)	(7,024,263)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,161,834	818,541	206,650	28,931
Amortization of operating lease right-of-use assets	1,075,834	1,136,310	1,480,382	207,252
Allowance (reversal) for expected credit losses	(274,155)	2,492,478	4,378,701	613,014
Deferred tax (benefits) expense	(4,038,047)	2,931,528	-	-
Allowance (reversal) for inventory reserve	-	674,467	(175,229)	(24,532)
(Gain) loss from short-term investments	-	(42,298,644)	98,351,630	13,769,146
Loss on disposal fixed assets	-	207,719	-	-
Change in fair value of warrant liabilities	(372,961)	(62,200)	-	-
Stock compensation expense	32,164,435	952,556	-	-
Impairment loss for intangible assets	3,854,547	-	-	-
Impairment loss for goodwill	21,155,897	-	-	-
Gain on disposal of subsidiaries	(1,900,379)	-	(311,369)	(43,591)

Change in operating assets and liabilities:
Notes receivable	-	-	(3,638,300)	(509,359)
Accounts receivable	70,783,791	(16,121,016)	(8,190,325)	(1,146,639)
Prepayment and other current assets	(8,706,708)	5,204,527	(321,928)	(45,070)
Inventories	384,038	(66,239)	823,169	115,243
Prepayments and deposits	106,536	(9,630)	320,098	44,813
Accounts payable	(59,893,927)	12,091,524	12,848,156	1,798,731
Operating lease liabilities	(1,049,831)	(1,136,202)	(1,652,760)	(231,385)
Contract liabilities	(1,173,186)	719,813	1,583,467	221,684
Other payables and accrued liabilities	(4,451,683)	(1,444,673)	739,355	103,509
Taxes payable	23,354	(478,011)	103,096	14,433
Net cash (used in) provided by operating activities	(27,738,609)	(98,619,387)	56,371,190	7,891,917

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(774,615)	(11,927)	(99,894)	(13,985)
Investments in unconsolidated entities	(600,000)	-	-	-
Proceeds from acquisition of subsidiary, net of cash acquired	-	-	1,229,304	172,102
Proceeds from disposal of subsidiary, net of cash disposed	-	-	(484,202)	(67,788)
Purchases of short-term investments	-	(682,969,884)	(5,854,990,400)	(833,000,000)
Redemption of short-term investments	-	-	5,557,748,169	790,710,814
Proceeds from sales and redemption from short-term investments	-	-	11,039,379	1,545,504
Net cash used in investing activities	(1,374,615)	(682,981,811)	(285,557,644)	(40,653,353)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from convertible promissory note	-	1,504,532,120	1,241,567,232	176,640,000
Repayments from related parties	60,280	-	-	-
Repayments to related parties	(350,000)	-	-	-
Repayments of bank loans	(7,406,104)	(7,093,896)	(5,919,000)	(828,655)
Proceeds from bank loans	9,900,000	9,459,000	4,277,557	598,854
Net cash provided by financing activities	2,204,176	1,506,897,224	1,239,925,789	176,410,199

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	1,826,601	136,872	(18,820,901)	162,862

CHANGE IN CASH AND CASH EQUIVALENTS	(25,082,447)	725,432,898	991,918,434	143,811,625

CASH AND CASH EQUIVALENTS, beginning of year	151,119,985	126,037,538	851,470,436	118,450,620

CASH AND CASH EQUIVALENTS, end of year	126,037,538	851,470,436	1,843,388,870	262,262,245

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	1,268	10,742	1,504
Cash paid for interest	26,442	120,249	155,290	21,740

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Convertible bonds exercise the right of conversion	-	(1,504,532,120)	(1,196,301,760)	(170,200,000)
Initial recognition of right-of-use assets and lease liabilities	932,174	497,182	341,371	47,792

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

Reorganization

On September 10, 2021, MC completed a reorganization of entities under common control of its then existing shareholders, who collectively owned majority of the equity interests of MC. MC, Mengyun HK and Beijing Xihuiyun were established as the holding companies of Shanghai Mengyun Holographic Technology Co., Ltd. (“Shanghai Mengyun”). All of these entities are under common control as the same group of shareholders held more than 50% of the voting ownership interest of each entity which results in the consolidation of Shanghai Mengyun and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value.

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

As of December 31, 2025, there are 17 subsidiaries under the consolidation of MicroCloud Hologram Inc. (“MicroCloud”).

In March 2016, Shanghai Mengyun established wholly owned subsidiaries Shenzhen Mengyun Holographic Technology Co., Ltd. (“Shenzhen Mengyun”) and Mcloudvr Software Network Technology Co., Limited (“Mcloudvr Software”). Shenzhen Mengyun established Horgos Weiyi Software Technology Co., Ltd. (“Horgos Weiyi”) on September 6, 2016 and Shenzhen Yunao Hongxiang Technology Co., Ltd. (“Shenzhen Yunao”) on December 3, 2021. Shenzhen Mengyun and subsidiaries engaged in holographic integrated entertainment solutions.

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

On October 5, 2020, Shenzhen Mengyun acquired Mcloudvr Software Network Technology HK (“Mcloudvr HK”) for no consideration, which engaged in holographic integrated entertainment solutions, from the majority shareholder of Shanghai Mengyun, as of the acquisition date, there is no operation for Mcloudvr HK. Mcloudvr HK and another two investors established Ocean Cloud Technology Co., Limited. (“Ocean HK”) in November 2021 and Ocean HK established Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”) in December 2021. On January 18, 2022, Shenzhen Haiyun acquired Shenzhen Tata Mutual Entertainment Information Technology Co., Ltd. (“Shenzhen Tata”) for RMB 4 (USD 0.62) from four third parties. Shenzhen Tata further established Horgos Tata Mutual Entertainment Information Technology Co., Ltd. (“Horgos Tata”) on March 22, 2022. On June 30, 2022, Shenzhen Haiyun transferred Shenzhen Tata and its subsidiary to a third party for RMB 1 (USD 0.15). On January 29, 2022, Shenzhen Haiyun established Shenzhen Youmi Technology Co., Ltd. (“Shenzhen Youmi”) under the law of PRC. Shenzhen Youmi further established Horgos Youmi Technology Co., Ltd. (“Horgos Youmi”) on March 17, 2022. On February 18, 2022, Shenzhen Haiyun established Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushian”) under the law of PRC. Shenzhen Yushian further established Horgos Yushian Technology Co., Ltd. (“Horgos Yushian”) on March 24, 2022.

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

In May 2024, Horgos Weiyi Software Technology Co., Ltd and Horgos BroadVision Technology Co., Ltd. dissolved.

On March 18, 2025, MC established a fully owned subsidiary HaiYun Group Investment Ltd. (“HaiYun Group”) in the British Virgin Islands.

On May 7, 2025, HaiYun Group established a fully owned subsidiary HaiCloud Technology Inc. (“HaiCloud Inc”) in Cayman Islands. On August 11, 2025, HaiYun Group owned 65% equity of HaiCloud Inc as the result of the equity structure adjustment of HaiCloud Inc.

On May 27, 2025, HaiCloud Inc established a fully owned subsidiary HaiCloud Technology Limited. (“HaiCloud Ltd”) in Hong Kong.

On June 27, 2025, HaiCloud Ltd established a wholly-owned subsidiary ShenZhen HaiYun Zhichuang Technology Ltd. (“HaiYun Zhichuang”).

On July 3, 2025, Haiyun Xingchen acquired 100% equity of Shanghai Kuosou Technology Ltd (“Shanghai Kuosou”).

On September 30, 2025, we disposed of all our equity interests in Yichang Ji Yue and BeiJing Ji Yue.

The accompanying consolidated financial statements reflect the activities of MicroCloud and each of the following entities as of December 31, 2025:

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
MC Hologram Inc (“MC”)	-	A Cayman Islands company	100% owned by MicroCloud
	-	Formed on November 10, 2020
	-	Registered capital of USD 50,000
	-	Primarily engages in holographic integrated solutions.

Quantum Edge HK Limited (“Mengyun HK”)	-	A Hong Kong company	100% owned by MC
	-	Formed on November 25, 2020
	-	Registered capital of HK 10,000
	-	A holding company

Beijing Xihuiyun Technology Co., Ltd. (“Beijing Xihuiyun”)	-	A PRC limited liability company	100% owned by Mengyun HK
	-	Formed on May 11, 2021
	-	Registered capital of USD 30,000,000
	-	A holding company

Shanghai Mengyun Holographic Technology Co., Ltd. (“Shanghai Mengyun”)	-	A PRC limited liability company	81.63% owned by Beijing Xihuiyun and 18.37% owned by Mengyun HK
	-	Formed on March 24, 2016
	-	Registered capital of RMB 27,000,000
	-	Primarily engages in holographic integrated solutions.

Shenzhen Mengyun Holographic Technology Co., Ltd. (“Shenzhen Mengyun”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on March 15, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic integrated solutions.

Shenzhen BroadVision Technology Co., Ltd. (“Shenzhen Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on April 12, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic PCBA solutions.

Name	Background		Ownership
Mcloudvr Software Network Technology HK Co., Limited (“Mcloudvr HK”)	-	A Hong Kong company	100% owned by Shenzhen Mengyun
	-	Formed on February 2, 2016
	-	Registered capital of HKD 100,000
	-	Primarily engages in holographic integrated solutions.

Broadvision Intelligence (Hong Kong), Ltd. (“Broadvision HK”)	-	A Hong Kong company	100% owned by Shenzhen Bowei
	-	Formed on November 5, 2020
	-	Registered capital of HKD 10,000
	-	No operation

Ocean Cloud Technology Co., Limited. (“Ocean HK”)	-	A Hong Kong company	56% owned by Mcloudvr HK
	-	Formed on November 4, 2021
	-	Registered capital of HKD 10,000
	-	No operation

Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”)	-	A PRC limited liability company	100% owned by Ocean HK
	-	Formed on December 3, 2021
	-	Registered capital of RMB 300,000
	-	No operation

Shenzhen Haiyun Xingchen Technology Co., Ltd. (“Haiyun Xingchen”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 26, 2024
	-	Registered capital of RMB 300,000
	-	No operation

Yichang Ji Yue Technology Ltd. (“Yichang Ji Yue”)	-	A PRC limited liability company	100% owned by Haiyun Xingchen
	-	Formed on January 18, 2021
	-	Registered capital of RMB 1,000,000
	-	Advertising service Disposed on September 30, 2025

BeiJing Ji Yue Technology Ltd. (“BeiJing Ji Yue”)	-	A PRC limited liability company	100% owned by Yichang Ji Yue
	-	Formed on July 24, 2018
	-	Registered capital of RMB 500,000
	-	Advertising service Disposed on September 30, 2025

Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushian”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 18, 2022
	-	Registered capital of RMB 1,000,000
	-	Advertising service

HaiYun Group Investment Ltd. (“HaiYun Group”)	-	A BVI Business company	100% owned by MC
	-	Formed on March 18, 2025
	-	No operation

HaiCloud Technology Inc. (“HaiCloud Inc”)	-	A Cayman Islands company	65% owned by HaiYun Group
	-	Formed on May 7, 2025
	-	Primarily engages in holographic integrated solutions.

Name	Background		Ownership
HaiCloud Technology Limited. (“HaiCloud Ltd”)	-	A Hong Kong company	100% owned by HaiCloud Inc
	-	Formed on May 27, 2025
	-	Registered capital of HKD 1,000,000
	-	No operation

ShenZhen HaiYun Zhichuang Technology Ltd. (“HaiYun Zhichuang”)	-	A PRC limited liability company	100% owned by HaiCloud Ltd
	-	Formed on June 27, 2025
	-	Registered capital of RMB 1,000,000
	-	No operation

Shanghai Kuosou Technology Ltd. (“Shanghai Kuosou”)	-	A PRC limited liability company	100% owned by Haiyun Xingchen
	-	Formed on February 11, 2018
	-	Registered capital of RMB 1,000,000
	-	Primarily engages in Advertising service.

Note 2 — Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyses its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and proceeds from convertible bonds have been utilized to finance the working capital requirements of the Company. As of December 31, 2024 and December 31, 2025, the Company had cash of RMB 851,470,436. and RMB 1,843,388,870. The Company’s working capital was RMB 1,580,172,173 and RMB 2,693,653,812 as of December 31, 2024 and December 31, 2025. The Company believes its revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations as they become due one year through report date.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for expected credit losses, revenue recognition, right-of-use assets and lease liabilities, valuation allowance for deferred tax assets and uncertain tax position, purchase price allocations for business combination and accounting for Convertible Instruments under ASC 815. These estimates include, among others, assessments of recoverability of assets and valuation allowances, which are subject to significant judgment and may be affected by future events and conditions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The reporting currency of the Company was US Dollar (“USD”) for the year ended December 31, 2022. On June 30, 2023, the Company determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. The Company therefore changed its reporting currency from USD to Chinese Renminbi (“RMB”) as of June 30, 2023.

To enhance comparability of its consolidated financial statement, the Company presented financial information in both RMB and USD for the year ended December 31, 2025 as additional information to the reader.

Pursuant to Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters”, the Company determined that its functional currency is RMB. MicroCloud and its subsidiaries, MC, Mengyun HK, Mcloudvr HK, Ocean HK, Broadvision HK, HaiYun Group, HaiCloud Inc and HaiCloud Ltd, maintain their book and records in USD, hence their financial information were translated into RMB in preparation of the consolidated financial statements. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB 832,436 and RMB 33,928,456 as of December 31, 2024 and 2025, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024 and 2025 were translated at USD 1.00 to RMB 7.1884 and to RMB 7.0288, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2023, 2024 and 2025 were USD 1.00 to RMB 7.0467, RMB 7.1217 and RMB 7.1429, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the period, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Short-term investments

Short-term investments consist primarily of structured financial products issued by international financial institutions and equity securities traded in active markets. The structured financial products are generally Phoenix autocallable notes linked to the performance of certain underlying equity securities. These instruments are typically settled or redeemable within a relatively short period of time.

Short-term investments are measured at fair value. Changes in fair value are recognized in investment gain(loss), net in the consolidated statements of income and comprehensive income.

Notes receivable

Notes receivable represents bank acceptance bills received from customers and are generally due within one year. Notes receivable is recorded at their amortized cost, which approximates fair value due to their short-term nature.

Bill discounting arrangements

The Company may enter into bill discounting arrangements with banks to obtain financing. If the bank retains the right of recourse in the event of default, the transaction is accounted for as a secured borrowing. Accordingly, the notes receivable is not derecognized, and the proceeds received are recognized as short-term borrowings.

If the Company transfers notes receivable without recourse and meets the criteria for derecognition under ASC 860, the notes receivable is derecognized upon transfer.

Allowance for expected credit losses

Notes receivable is subject to the Company’s expected credit loss model. Given the short-term nature of these instruments and the high credit quality of the issuing banks, no material allowance for expected credit losses has been recognized.

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 90 days.

Accounts receivable, net are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — expected credit losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on expected credit losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for expected credit losses, which replaces the previous incurred loss impairment model. The adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for expected credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company’s estimation of allowance for expected credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

The allowance for expected credit losses as of December 31, 2024, and 2025 was RMB 4,030,967 and RMB 5,513,270, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of December 31, 2024, and 2025, the Company has allowances of RMB 850,926 and RMB 675,697, respectively.

Prepayments and other current assets

Prepayments and other current assets are mainly payments made to vendors or service providers for purchasing goods or services that have not been received or provided, deposits for rent and utilities and employee advances. This amount is refundable and bears no interest. Prepayment and deposit are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2025, management has assessed that the prepayments are recoverable, as the underlying contracts remain valid and the related goods or services are expected to be received.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Mechanical equipment	3 – 5 years
Electronic equipment	3 – 5 years
Vehicles	3 – 5 years

Management reviews the estimated useful lives and residual values of property and equipment at least annually and revises them as necessary to reflect changes in expected usage, technological developments, and physical condition.

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment losses were recognized during the years ended 31 December 2024 and 2025.

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

Warrants liabilities

The Company accounts for warrants (Public Warrants and Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

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

The Company has classified its Public Warrants as equity instruments and its Private Warrants as liability-classified instruments. The fair value of the Private Warrants is estimated using a Black-Scholes option pricing model and is classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs.

The Company reassesses the classification of its warrants at each reporting date and will reclassify warrants if facts and circumstances change.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

The Company’s revenue is derived from holographic solutions and related services, including product sales, software development, licensing, advertising, and other services.

For arrangements that include variable consideration, such as cost-per-action, cost-per-connection, or revenue-sharing arrangements, the Company estimates the amount of consideration to which it expects to be entitled and applies the constraint such that revenue is recognized only to the extent that it is probable that a significant reversal will not occur.

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

The Company generates LiDAR revenue through selling integrated circuit board embedded with holographic software. The Company considers the hardware and embedded software as a single performance obligation as they are highly integrated. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a point in time when the control of products is transferred to customers. The Company considers the hardware and embedded software to be a single performance obligation as they are highly integrated and not separately identifiable.

b.	Holographic Technology Intelligence Vision software and Technology Development Service

The Company generates revenue by developing ADAS software and technology, which are generally on a fixed-priced basis. The Company has no alternative use for the customized software and the Company has an enforceable right to payment for performance completed to date. Revenues from ADAS software development contracts are recognized over time during the contract period based on the Company’s measurement of progress towards completion using input method, which is usually measured by comparing labor hours expended to date to total estimated labor hours needed to satisfy the performance obligation as the criteria in ASC 606-10-25-27 are met. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various ADAS software resulting in its ability to reasonably estimate the progress toward completion on each fixed price customized contracts.

c.	Holographic Technology Licensing and Content Products

The Company provides holographic content products and holographic software for music videos, shows, and commercials on a fixed-price basis. Content and software are generally pre-developed functional IP, and customer-specific arrangements typically involve selection, compilation, formatting, or delivery rather than substantive modification. Revenue is recognized at a point in time when control transfers.

The Company evaluates whether such arrangements represent a right to use intellectual property or a right to access intellectual property. Based on the nature of these arrangements, they are considered functional intellectual property and revenue is recognized at a point in time when control is transferred to the customer. No post-contract support or upgrades are provided.

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

The Company’s SDK service is a collection of software development tools in one installable package that enables customers (usually software developers) to add holographic functionality and run holographic advertisements in their APPs or software. SDK contracts are primarily on a fixed rate basis, or cost per SDK Connection. Revenue is recognized when the performance obligation is satisfied, which occurs when a successful SDK connection is completed. Service fees are generally billed monthly based on per-connection basis. For arrangements involving usage-based or other variable consideration, the Company applies the variable consideration constraint and recognizes revenue only to the extent that it is probable that a significant reversal will not occur.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. The Company has no contract assets as of December 31, 2024 and 2025.

Contract liabilities represent cash received for services in advance of revenue recognition which is recognized as revenue when all the Company’s revenue recognition criteria are met. The Company’s contract liabilities amounted to RMB 2,950,665 and RMB 5,483,268 as of December 31, 2024 and 2025, respectively. During the year ended December 31, 2025, the Company recognized revenue of approximately RMB 2,499,072 that was included in the contract liability balance at the beginning of the year. The company expects to recognize the remaining contract liabilities as revenue over the next 12 months.

The Company applies the practical expedient under ASC 606 and does not disclose the value of remaining performance obligations for contracts with an original expected duration of one year or less.

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

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

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

Non-controlling interests

Our non-controlling interests represent the minority shareholders’ ownership interests related to our subsidiaries, including 44% for Ocean HK, 35% for HaiCloud Inc and their subsidiaries. The non-controlling interests are presented in the consolidated balance sheets separately from equity attributable to our shareholders. Non-controlling interests in the results of us are presented on the consolidated statement of income as allocations of the total income or loss for the year ended December 31, 2025 between non-controlling interest holders and our shareholders.

Non-controlling interests consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Ocean HK	(823,251)	(2,001,657)	(284,779)
HaiCloud Inc	-	7,175,508	1,020,872
Total non-controlling interests	(823,251)	5,173,851	736,093

Loss per share

The Company computes loss per share in accordance with ASC 260, “Loss per Share”. ASC 260 requires companies to present basic and diluted loss per share. Basic loss per share is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted loss per share presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share.

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

The CODM (Guohui Kang) primarily reviews consolidated financial information and does not regularly evaluate discrete financial information for each operating segment. Accordingly, the Company operates as a single reportable segment.

The Company’s revenues are primarily generated in the People’s Republic of China (“PRC”). Information about geographic areas, including revenues and long-lived assets, is disclosed separately in the notes to the consolidated financial statements The Company has determined two operating segments: (1) Holographic solutions, and (2) Holographic technology service. These segments are determined based on the nature of products and services provided to customers and the manner in which management internally reviews financial information.

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The Company adopted ASU 2023-09 for the year ended December 31, 2025. The adoption resulted in enhanced disclosures and did not have a material impact on the Company’s consolidated financial position or results of operations.

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

Note 3 — Reverse Stock Split

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

On March 24, 2025, in an Extraordinary General Meeting of the Shareholders, Company shareholders approved the proposed 1-for-40 reverse share split and increase of authorized share capital. April 21, 2025 is the effective date for the 1-for-40 reverse share split, As the result of the 1-for-40 reverse share split, the authorized share capital of the Company changed from US$10,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Class A Shares, and (ii) 100,000,000 Class B Shares to US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares. Following the Share Consolidation, the authorized share capital of the Company increased from US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares to US$400,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Consolidated Class A Shares by the creation of an additional 390,000,000 Consolidated Class A Shares, and (ii) 100,000,000 Consolidated Class B Shares by the creation of an additional 97,500,000 Consolidated Class B Shares.

Note 4 — Deconsolidation

During the year ended December 31, 2025, the Company disposed of Yichang Ji Yue and Beijing Ji Yue.

The Company deconsolidated Yichang Ji Yue and Beijing Ji Yue on September 30, 2025, when control was transferred. The Company disposed of 100% equity interests and ceased to have control over the subsidiaries.

The gain on disposal is included in other income in the consolidated statements of operations.

The Company recognized a gain of RMB 311,369 from the transfer. The gain primarily resulted from the derecognition of net liabilities of the disposed subsidiaries.

Since the disposal did not represent any strategic change of the Company’s operation and the tax impact of the disposal was not material, the disposal was not presented as discontinued operations. The Company does not retain any equity interest or continuing involvement in the disposed subsidiaries.

Net assets of the entities disposed of and loss on disposal were as follows:

	Yichang	Beijing	Total
	Ji Yue	Ji Yue	RMB
Total current assets	3,326,247	4,525,934	7,852,181
Total other assets	-	-	-
Total assets	3,326,247	4,525,934	7,852,181
Total current liabilities	3,440,060	4,723,488	8,163,548
Total net assets	(113,813)	(197,554)	(311,367)
Total consideration	2	-	2
Total gain on disposal	113,815	197,554	311,369

Note 5 — Business combination

Acquisition of Shanghai Kuosou

On May 31, 2025, Haiyun Xingchen entered into acquisition agreement to acquire 100% equity interests of Shanghai Kuosou which mainly engaged in advertising services. The aggregate purchase price is RMB 794,125 and the business registration change was completed on July 3, 2025. The acquisition date was July 3, 2025, when control was obtained.

The Company’s acquisition of Shanghai Kuosou was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shanghai Kuosou based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The Company considers that the carrying balance of the financial statement of Shanghai Kuosou at the date of the acquisition is equal to the fair value, as all key items of the financial statements of Shanghai Kuosou are related to basic commercial transactions, and the term is relatively short. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shanghai Kuosou.

Fair value
RMB
Cash	2,023,429
Other current assets	547,494
Current liabilities	(1,776,798)
Total consideration	794,125

Goodwill and intangible assets

No goodwill or identifiable intangible assets were recognized as part of this acquisition. Management determined that:

●	The acquired entity primarily consists of short-term monetary assets and liabilities

●	There were no identifiable intangible assets that met the recognition criteria under ASC 805

●	The fair value of net identifiable assets approximated the purchase consideration

Accordingly, no goodwill or bargain purchase gain was recognized.

Valuation methodology

The fair values of the acquired assets and liabilities were estimated using valuation techniques consistent with the market and cost approaches. Due to the short-term nature of the acquired assets and liabilities, their carrying amounts were considered to approximate fair value.

Acquisition-related costs

Acquisition-related costs were not material and were expensed as incurred within general and administrative expenses.

The acquired business contributed revenue of RMB 51,692,524 and net income of RMB 234,739 for the year ended December 31, 2025.

Note 6 — Short-term Investments

Short-term Investments consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Structured financial products	687,702,649	633,204,356	90,087,121
Equity securities and ETFs	37,962,037	265,947,428	37,836,818
Total	725,664,686	899,151,784	127,923,939

Fair value measurements

The Company measures its short-term investments at fair value on a recurring basis in accordance with the fair value hierarchy established under applicable accounting standards:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets.

●	Level 2: Observable inputs other than quoted prices included within Level 1.

●	Level 3: Unobservable inputs supported by little or no market activity.

The following tables present the Company’s short-term investments measured at fair value on a recurring basis:

	December 31, 2024
	Fair Value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Equity securities and ETFs	37,962,037	37,962,037	-	-
Structured financial products	687,702,649	-	687,702,649	-
Total	725,664,686	37,962,037	687,702,649	-

	December 31, 2025
	Fair Value	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Equity securities and ETFs	265,947,428	265,947,428	-	-
Structured financial products	633,204,356	-	633,204,356	-
Total	899,151,784	265,947,428	633,204,356	-

Equity securities and exchange-traded funds are classified as Level 1 as their fair values are based on quoted market prices in active markets. Structured financial products are classified as Level 2 as their fair values are based on observable market inputs and pricing information provided by financial institutions.

Investment activity

During the year ended December 31, 2025, the Company invested a total of RMB 5,854,990,400 (USD 833,000,000) in short-term investments and recognized an investment loss of RMB 98,351,630 (USD 13,769,146), which was recorded in investment loss, net in the consolidated statements of income and comprehensive income.

Subsequent to December 31, 2025, the fair value of certain short-term investments decreased due to market fluctuations. The decline occurred after the balance sheet date and therefore has not been reflected in the accompanying consolidated financial statements.

Management believes the change in fair value does not indicate conditions that existed as of December 31, 2025.

Note 7 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Accounts receivable	27,502,332	27,669,404	3,936,576
Less: allowance for expected credit losses	(4,030,967)	(5,513,270)	(784,383)
Accounts receivable, net	23,471,365	22,156,134	3,152,193

The following table summarizes the changes in allowance for expected credit losses:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Beginning balance	4,588,786	4,030,967	560,760
Allowance for expected credit losses	2,492,478	2,306,700	322,936
write-off	(3,050,297)	(51,892)	(7,265)
Other changes - Deconsolidation	-	(772,505)	(108,150)
Exchange rate difference	-	-	16,102
Ending balance	4,030,967	5,513,270	784,383

Allowance for expected credit losses for the years ended December 31, 2024 and 2025 amounted to RMB 4,030,967 and RMB 5,513,270 (USD 784,383), respectively.

Note 8 — Notes Receivable

Notes receivable primarily consists of bank acceptance bills received from customers in the ordinary course of business.

As of December 31, 2025, the Company had notes receivable of RMB 3,638,300 (2024: nil), all of which are expected to be settled within one year.

During the year ended December 31, 2025, the Company entered into bill discounting arrangements with certain banks. Under these arrangements, the Company discounted notes receivable to obtain financing. As the banks retain the right of recourse in the event of default, the transfers do not qualify for derecognition under ASC 860. Accordingly, the Company continues to recognize these notes receivable and records the proceeds received as short-term borrowings.

As of December 31, 2025, notes receivable with a carrying amount of RMB 3,627,557 were pledged as collateral for short-term borrowings of the same amount, disclosed as loan payable in the balance sheet.

The Company has assessed the expected credit losses associated with notes receivable and determined that no material allowance for expected credit losses was required as of December 31, 2025.

Note 9 — Inventories, net

Inventories, net consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Raw materials	1,539,710	788,957	112,246
Finished goods	76,899	4,483	638
Total	1,616,609	793,440	112,884
Less: Inventory allowance	(850,926)	(675,697)	(96,132)
Inventories, net	765,683	117,743	16,752

The Company evaluates inventory for impairment on a regular basis. In determining net realizable value, management considers various factors, including inventory age, historical usage and sales patterns, current market conditions, technological obsolescence, and future demand.

Given the rapid technological advancements and short product life cycles in the integrated circuit industry, inventory is subject to a higher risk of obsolescence. As such, the Company applies an aging-based approach to assess inventory impairment, whereby provision rates increase with the age of the inventory.

The Company’s impairment assessment is based on historical experience and management’s expectations of future market conditions. Compared with industry peers, the Company applies relatively conservative provision rates, particularly for inventory aged over one year.

For the year ended December 31, 2025, the Company recorded a net reversal of inventory write-down of RMB 175,229 (2024: write-down of RMB 674,467), which is included in cost of sales. Management believes that the inventory balances are stated at the lower of cost and net realizable value as of December 31, 2025.

Note 10 — Prepayment and other current assets

Prepayment and other current assets consisted of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Prepayments	9,122,086	8,514,583	1,211,385
Other Receivables	549,493	1,503,790	213,947
Less: impairment losses	-	(2,050,000)	(291,657)
Prepayment and other current assets	9,671,579	7,968,373	1,133,675

As of December 31, 2025, the Company had prepayments of RMB 8,514,583 (2024: RMB 9,122,086). During the year, certain prepayments were written off due to the inability to recover amounts from specific vendors, including cases where vendors could not be contacted or failed to fulfill contractual obligations.

Certain prepayments represent advance payments for services to be provided in future periods under contractual arrangements, including research and development and promotional service agreements extending into 2026.

Management has assessed the recoverability of prepayments as of December 31, 2025 and believes that the remaining balances are recoverable.

For the year ended December 31, 2025, the Company recognized impairment losses on prepayments of RMB 2,072,001, which were recorded in operating expenses and recognized write-off of RMB 22,001.

Note 11 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Office equipment	1,005,558	1,024,191	145,714
Mechanical equipment	1,059,178	1,059,178	150,691
Electronic and other equipment	1,684,135	1,729,181	246,014
Vehicles	43,982	114,182	16,245
Subtotal	3,792,853	3,926,732	558,664
Less: accumulated depreciation	(3,209,052)	(3,435,165)	(488,728)
Total	583,801	491,567	69,936

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 amounted to RMB 807,722, RMB 818,541 and RMB 206,650 (USD 28,931), respectively.

Note 12 — Account Payable

Account payable consists of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Purchase of goods and services	13,405,894	20,872,743	2,969,603

Accounts payable primarily consist of amounts due to third-party suppliers for the purchase of goods and services in the ordinary course of business. The balances are unsecured, non-interest bearing, and are generally due within one year.

As of December 31, 2024 and 2025, accounts payable amounted to RMB 13,405,894 and RMB 20,872,743 (USD 2,969,603), respectively.

Note 13 — Convertible bonds

Convertible bonds consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Investors	-	45,265,472	6,440,000

The Company evaluated the embedded conversion feature under ASC 815 and determined that it meets the definition of a derivative. The conversion feature exposes the holder to variability in the Company’s share price and allows settlement through shares that are readily convertible to cash, thereby meeting the net settlement criterion.

However, the Company further assessed whether the embedded feature qualifies for the scope exception under ASC 815-40. As the conversion price is based on a variable formula (70% of the lowest closing price over the preceding 60 trading days), the feature is not considered indexed solely to the Company’s own stock and therefore does not qualify for equity classification.

Accordingly, the embedded conversion feature would generally require bifurcation and separate accounting as a derivative liability.

However, the Company noted that a substantial portion of the Notes was converted within a short period after issuance, in many cases within days to a few weeks. Based on a sensitivity analysis of price variability and the short duration of exposure, the Company concluded that the fair value impact of the embedded derivative is not material to the financial statements.

The Company evaluated the embedded conversion feature under ASC 815 and concluded that, while the feature may meet the definition of a derivative, the fair value of the embedded feature was not material to the financial statements. Accordingly, the Company did not separately account for the feature. The Company considered the short duration between issuance and conversion in its assessment. Therefore, the Notes were accounted for as a single liability instrument.

As of December 31, 2025, convertible bonds of RMB 45,265,472 (USD 6,440,000) remained outstanding.

Note 14 — Taxes

Cayman Islands

MicroCloud, MC was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Mengyun HK, Mcloudvr HK, Ocean HK, Broadvision HK and HaiCloud Ltd, our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision for operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shanghai Mengyun obtained the “high-tech enterprise” tax status in October 2017 and further renewed in December 2023, which reduced its statutory income tax rate to 15% from January 2017 to December 2025. Shenzhen Mengyun obtained the “high-tech enterprise” tax status in November 2018 and further renewed in December 2021, which reduced its statutory income tax rate to 15% from January 2018 to December 2023. Shenzhen Bowei obtained the “high-tech enterprise” tax status in December 2021 and further renewed in December 2024, which reduced its statutory income tax rate to 15% from January 2021 to December 2026. From January 2023 to December 2027. For small and micro-sized enterprises, in accordance with the “Announcement of the Ministry of Finance and the State Taxation Administration No. 6 of 2023”, all taxable incomes not exceeding RMB 3 million will be uniformly levied at an actual tax rate of 5%. Beijing Xihuiyun, Shenzhen Haiyun, Haiyun Xingchen, Shenzhen Yushian, HaiYun Zhichuang, Yichang Jiyue, Beijing Jiyue and Shanghai Kuosou were eligible to employ this policy.

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

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2025
	RMB	RMB	RMB	USD
Current income tax credit (expense)	(100,859)	(392,878)	-	-
Deferred income tax benefit (expense)	(4,038,047)	2,931,528	-	-
Income tax credit (expense)	(4,138,906)	2,538,650	-	-

For the year ended December 31, 2025, the Company did not recognize income tax expense primarily due to operating losses incurred during the period and the full valuation allowance recorded against deferred tax assets.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
China statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rate reduction	(37.28)%	(22.08)%	(2.32)%
Change in valuation allowance	(15.37)%	3.90%	(12.37)%
Additional R&D deduction in China	1.38%	8.66%	8.55%
Permanent difference	(0.20)%	0.52%	0.20%
Tax rate difference outside China(1)	(0.05)%	0.38%	(19.06)%
Effective tax rate	(26.52)%	16.38%	-%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Deferred tax assets:
Allowance for expected credit losses	483,725	871,837	122,056
Impairment loss for investment	400,000	400,000	56,000
Net operating loss carry forward	16,443,342	17,114,228	2,395,978
Inventory reserve	127,639	101,355	14,190
Right of use	24,848	-	-
Less: valuation allowance	(17,479,554)	(18,487,420)	(2,588,224)
Deferred tax assets, net	-	-	-
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	-	-	-
Deferred tax liabilities, net	-	-	-
Total deferred tax assets, net	-	-	-

The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary differences can be utilized. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. The Company has recorded a full valuation allowance against its deferred tax assets as of December 31, 2024 and 2025.

As of December 31, 2025, the Company had net operating loss carried forward of approximately RMB 115,296,107, which arose from Shanghai Mengyun, Shenzhen Mengyun, Shenzhen Bowei, Shenzhen Yushian, Shanghai Kuosou and Mcloudvr HK, the net operating loss carried forward of the subsidiaries established in the PRC will expire during the period from 2026 to 2030.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024 and 2025 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price. VAT rate is 6% on services and 13% on goods in China.

Taxes payable consisted of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
VAT taxes payable	115,104	195,000	27,743
Income taxes payable	5,922	-	-
Other taxes payable	26,571	34,059	4,846
Totals	147,597	229,059	32,589

Note 15 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 71,136). As of December 31, 2025, cash balance of RMB 475,986,987 (USD 67,719,524) was deposited with financial institutions located in China, of which RMB 471,979,770 (USD 67,149,410) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 102,802) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of RMB 976,055,908 (USD 138,865,227) was maintained at financial institutions in Hong Kong, of which RMB 970,871,007 (USD 138,127,562) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2025, cash balance of USD 2,205,499 (RMB 15,502,008) was deposited with a financial institution located in US, of which USD 1,705,096 (RMB 11,984,777) was subject to credit risk. In Singapore, Singapore Deposit Insurance Corporation Limited (SDIC) provides the insurance coverage of each bank is SGD 100,000 (USD 77,661). As of December 31, 2025, cash balance of RMB 375,843,966 (USD 53,471,996) was deposited with financial institutions located in Singapore, of which RMB 374,752,246 (USD 53,316,675) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. A majority of our expense transactions are denominated in RMB and a significant portion of our and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

Customer concentration risk

For the year ended December 31, 2023, two customers accounted for 25.0% and 12.2% of the Company’s total revenue. For the year ended December 31, 2024, two customers accounted for 13.4% and 12.4% of the Company’s total revenue, respectively. For the year ended December 31, 2025, two customers accounted for 17.1% and 15.2% of the Company’s total revenue, respectively.

As of December 31, 2023, three customers accounted for 19.8%, 13.0% and 11.8% of the Company’s accounts receivable, respectively. As of December 31, 2024, one customer accounted for 10.6% of the Company’s accounts receivable, respectively. As of December 31, 2025, two customers accounted for 23.7% and 15.3% of the Company’s accounts receivable, respectively.

Vendor concentration risk

For the year ended December 31, 2023, three vendors accounted for 37.6%, 13.0% and 12.0% of the Company’s total purchases. For the year ended December 31, 2024, two vendors accounted for 16.6% and 15.4% of the Company’s total purchases. For the year ended December 31, 2025, three vendors accounted for 20.7%, 16.0% and 15.3% of the Company’s total purchases.

As of December 31, 2023, three vendors accounted for 36.1%, 26.1% and 22.2% of the Company’s accounts payable. As of December 31, 2024, four vendors accounted for 14.3%, 12.7%, 12.2% and 10.3% of the Company’s accounts payable. As of December 31, 2025, two vendors accounted for 27.7% and 17.7% of the Company’s accounts payable.

Note 16 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration. As of December 31, 2024 and December 31, 2025, the Company’s operating leases had a weighted average remaining lease term of approximately 1.66 years and 0.74 years, respectively. As of December 31, 2024 and 2025, the weighted average discount rate for operating leases was approximately 7% and 7%, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2023, 2024 and 2025 were RMB 1,759,856, RMB 1,614,519 and RMB 1,752,580, respectively.

Operating lease expenses are allocated between the cost of revenue and selling, research and development, general, and administrative expenses. Operating lease cost for the years ended December 31, 2023, 2024 and 2025 were RMB 2,306,237, RMB 1,637,384 and RMB 1,696,991, respectively.

The five-year maturity of the Company’s operating lease obligations is presented below:

	Operating Lease Amount	Operating Lease Amount
Twelve Months Ending December 31,	RMB	USD
2026	1,180,653	167,974
Total lease payments	1,180,653	167,974
Less: Interest	(35,218)	(5,011)
Present value of lease liabilities	1,145,435	162,963

Future amortization of the Company’s ROU assets is presented below:

	Right-of-use assets Amount	Right-of-use assets Amount
Twelve months ending December 31,	RMB	USD
2026	1,186,167	168,758
Total	1,186,167	168,758

All remaining lease payments are due within one year as of December 31, 2025.

Note 17 — Shareholders’ equity

Ordinary shares

The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.8 per share. Holders of the ordinary shares are entitled to one vote for each share.

On February 2, 2024, the Company effected a share consolidation at a ratio of one-for-ten (10) ordinary shares with a par value of US$0.0001 each in the Company’s issued share capital into one ordinary share with a par value of US$0.001. The Company believed that it was appropriate to reflect on the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

In October, 2024, the Company effected a share consolidation at a ratio of one-for-twenty (20) ordinary shares with a par value of US$0.001 each in the Company’s issued share capital into one ordinary share with a par value of US$0.02, and changed the Company’s authorized share capital from US$10,000,000 divided into 500,000,000 ordinary shares to US$10,000,000 divided into 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares; The Company has retroactively adjusted all share and per share data from ordinary share to Class A Ordinary Shares for all periods presented.

On April 21, 2025, the Company effected a share consolidation at a ratio of one-for-forty (40) ordinary shares with a par value of US$0.02 each in the Company’s issued share capital into one ordinary share with a par value of US$0.8.

Giving the effects of the share consolidation, as of December 31, 2024 and 2025, there were 1,362,583 and 22,512,360 Class A Ordinary Shares issued and outstanding, respectively, and there were nil and 400,000 Class B Ordinary Shares issued and outstanding, respectively.

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

During the years ended December 31, 2024 and 2025, Mengyun PRC entities collectively attributed RMB 11,670 and nil to statutory reserves, respectively.

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

As a result of the foregoing restrictions, Mengyun PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Mengyun PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2025, the amounts restricted are primarily comprised of the paid-in capital and statutory reserves of the Company’s PRC subsidiaries, which amounted to RMB 41,775,776.

The restricted net assets are determined based on the statutory financial statements of the PRC subsidiaries and reflect the impact of foreign exchange translation adjustments in consolidation under U.S. GAAP.

Note 18 — Warrants

The Company issued Public Warrants and Private Warrants in connection with its initial public offering and concurrent private placement. As of December 31, 2025, the Company had 5,750,000 Public Warrants and 270,500 Private Warrants outstanding.

The Company accounts for its outstanding Warrants in accordance with ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity.” The Public Warrants meet the criteria for equity classification and are recorded within shareholders’ equity. The Private Warrants do not meet the criteria for equity classification and are therefore classified as liabilities and measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations. Management has determined that under the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. Management has further determined that its Public Warrants qualify for equity treatment. Warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Private Warrants are valued using a Black Scholes model.

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

The Public Warrants became exercisable on September 16, 2022, the Business Combination date. As of December 31, 2025, the Public Warrants are exercisable for cash as the Company has an effective and current registration statement covering the Ordinary Share issuable upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

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

Subsequent to issuance, the Company effected multiple reverse share splits. In accordance with the terms of the warrant agreement, these events resulted in proportional adjustments to both (i) the exercise price of the warrants and (ii) the number of shares issuable upon exercise of each warrant.

These adjustments increased the exercise price while correspondingly decreasing the number of shares underlying each warrant. As a result, such changes did not alter the economic substance of the warrants.

Following these adjustments, the exercise price of the Private Warrants increased from $11.50 per share at issuance to $2,300 as of December 31, 2024. During the year ended December 31, 2025, the Company effected an additional reverse share split, resulting in a further proportional adjustment. As of December 31, 2025, the exercise price of the Private Warrants was $92,000, with a corresponding reduction in the number of shares issuable upon exercise of each warrant.

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

The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $625,000. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.90%), (2) expected warrant life of 5 years, (3) expected volatility of 58.40%, and (4) expected dividend yield of 0. The Company classifies the Private Warrants as Level 3 instruments within the fair value hierarchy due to the use of unobservable inputs.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	USD	USD	USD	RMB
Input
Share price	3.55	4.93	2.64	18.56
Risk-free interest rate	3.95%	4.26%	3.47%	3.47%
Volatility	60.6%	59.5%	49.66%	49.66%
Exercise price	11.50	2,300	92,000	646,650
Dividend Yield	0.0%	0.0%	0.0%	0.0%
Warrant life (yr)	3.71 years	2.71 years	1.71 years	1.71 years

The Company’s warrant liabilities amounted to nil as of December 31, 2024, and 2025.

Fair Value Hierarchy

The following table presents the fair value of the Company’s warrant liabilities measured on a recurring basis:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Warrant liabilities (Level 3)	-	-	-

The Private Warrants are classified within Level 3 of the fair value hierarchy as the valuation relies on significant unobservable inputs.

Fair Value of Private Warrants

As of December 31, 2024 and December 31, 2025, the exercise price of the Private Warrants, after giving effect to adjustments under the warrant agreement, was significantly higher than the market price of the Company’s ordinary shares. Accordingly, the warrants were deeply out-of-the-money.

As a result, the estimated fair value of the Private Warrants was de minimis as of both reporting dates, and the Company has presented the warrant liability as nil in the accompanying consolidated balance sheets.

Changes in Fair Value

The change in fair value of the Private Warrants during the year ended December 31, 2025 was primarily attributable to (i) the decline in the Company’s share price, (ii) the reduction in the remaining contractual term, and (iii) adjustments to the exercise price resulting from reverse share splits.

The following table summarizes the Company’s Warrants activities and status of Warrants on December 31, 2025:

Private Warrants	Warrants	Weighted Average Exercise Price Per Share	Average Remaining Period (Years)
Outstanding as of December 31, 2023	270,500	$11.50	3.71
Issued	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding as of December 31, 2024	270,500	$2,300	2.71
Issued	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding as of December 31, 2025	270,500	$92,000	1.71

Note 19 — Commitments and contingencies

Contingencies

The Company is party to following legal proceedings, as well as unasserted claims.

Litigation

The Company, along with its shareholder Joyous JD Limited, has initiated litigation in the New York Supreme Court New York County against Greenland Asset Management Corporation, the sponsor of the pre-business combination company, Golden Path Acquisition Corporation (“Sponsor”).

Gain Contingencies (Potential Recovery)

1.	Joyous JD Limited is seeking damages in connection with the Sponsor’s breach of certain investment agreements which was executed by and between the Sponsor and Joyous JD Limited;

2.	The Company is seeking damages in connection with the Sponsor’s noncompliant misuse of Form S-4 in registering shares during the course of the business combination, which resulted in a forced withdrawal of the Form S-4. The Company has commenced a lawsuit seeking damages.

Loss Contingencies (Potential Obligations)

3.	Greenland Asset Management initiated a countersuit against the Company in response to the Company’s lawsuit.

Due to the uncertainty surrounding the process and outcome of the lawsuit, and given that the litigation is ongoing and has not yet been finalized, the final ruling of the Court will prevail.

Note 20 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company’s revenues are primarily generated in the PRC. Information about geographic areas, including revenues and long-lived assets, is disclosed separately. The CODM evaluates segment performance primarily based on revenue and gross profit. The Company has determined two operating segments: (1) Holographic solutions, and (2) Holographic technology service. The segments differ based on the nature of products and services and how they are managed and evaluated internally.

The Company’s revenue is primarily derived from holographic solutions and related services, including product sales, software development, licensing, advertising, and other services.

Revenue is recognized either at a point in time or over time depending on the nature of the performance obligations. Product sales, licensing, advertising, and other services are generally recognized at a point in time upon transfer of control to the customer. Software development and technology services are recognized over time as services are performed.

Disaggregation of revenue by timing of recognition. The following table presents revenue disaggregated by timing of recognition:

	Holographic solutions	Holographic technology service	Total December 31, 2023
	RMB	RMB	RMB
Revenue recognized at a point in time	22,415,106	135,202,499	157,617,605
Revenue recognized over time	45,930,400	-	45,930,400
Total revenue	68,345,506	135,202,499	203,548,005

	Holographic solutions	Holographic technology service	Total December 31, 2024
	RMB	RMB	RMB
Revenue recognized at a point in time	28,284,788	161,405,750	189,690,538
Revenue recognized over time	100,607,446	-	100,607,446
Total revenue	128,892,234	161,405,750	290,297,984

	Holographic solutions	Holographic technology service	Total December 31, 2025
	RMB	RMB	RMB
Revenue recognized at a point in time	12,342,114	204,427,203	216,769,317
Revenue recognized over time	186,916,906	-	186,916,906
Total revenue	199,259,020	204,427,203	403,686,223

The following tables present summary information by segment for the years ended December 31, 2023, 2024 and 2025:

	Holographic solutions	Holographic technology service	Total December 31, 2023
	RMB	RMB	RMB
Revenues	68,345,506	135,202,499	203,548,005
Cost of revenues	(59,562,014)	(69,734,292)	(129,296,306)
Gross profit	8,783,492	65,468,207	74,251,699
Depreciation and amortization	(6,161,834)	-	(6,161,834)
Total capital expenditures	(774,615)	-	(774,615)

	Holographic solutions	Holographic technology service	Total December 31, 2024
	RMB	RMB	RMB
Revenues	128,892,235	161,405,749	290,297,984
Cost of revenues	(106,682,488)	(118,169,173)	(224,851,661)
Gross profit	22,209,747	43,236,576	65,446,323
Depreciation and amortization	(363,432)	(455,109)	(818,541)
Total capital expenditures	(11,927)	-	(11,927)

	Holographic solutions	Holographic technology service	Total December 31, 2025
	RMB	RMB	RMB
Revenues	199,259,020	204,427,203	403,686,223
Cost of revenues	(160,434,849)	(157,374,663)	(317,809,512)
Gross profit	38,824,171	47,052,540	85,876,711
Depreciation and amortization	(197,059)	(9,591)	(206,650)
Total capital expenditures	(87,550)	(12,344)	(99,894)

Total assets as of:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Holographic solutions	1,582,974,051	2,758,511,223	392,458,346
Holographic technology service	31,923,161	20,187,715	2,872,142
Total assets	1,614,897,212	2,778,698,938	395,330,488

Disaggregated information of holographic solutions revenues by business lines are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2025
	RMB	RMB	RMB	USD
Holographic Technology LiDAR Products	16,330,569	20,279,244	9,020,959	1,262,927
Holographic Technology Intelligence Vision software and Technology Development Service	45,930,400	100,607,447	187,991,434	26,318,643
Holographic Technology Licensing and Content Product	5,594,979	7,969,381	2,246,627	314,525
Holographic Hardware Sales	489,558	36,163	-	-
Total Holographic Solutions	68,345,506	128,892,235	199,259,020	27,896,095

The CODM evaluates segment performance based on segment revenues, gross profit, significant segment expenses and income before income taxes.

Reconciliation of segment gross profit to consolidated loss before income taxes:

	Holographic solutions	Holographic technology service	Total December 31, 2023
	RMB	RMB	RMB
Gross profit	8,783,492	65,468,207	74,251,699

Operating expenses:
Selling expenses	(5,467,408)	(1,224,908)	(6,692,316)
General and administrative expenses	(23,501,382)	(41,852,819)	(65,354,201)
Research and development expenses	(10,899,882)	(67,755,690)	(78,655,572)
Allowance for expected credit losses	(845,392)	(12,321)	(857,713)
Change in fair value of warrant liabilities	-	372,961	372,961
Total operating expenses	(40,714,065)	(110,472,776)	(151,186,841)

Loss from operations	(31,930,573)	(45,004,569)	(76,935,142)

Other income (expenses)
Finance income, net	2,596,503	766,581	3,363,084
Loss on disposal of subsidiaries	(7,174,930)	(8,104,019)	(15,278,949)
Other income, net	555,352	2,568,751	3,124,103
Total other expenses, net	(4,023,075)	(4,768,687)	(8,791,762)

Loss before income taxes	(35,953,648)	(49,773,256)	(85,726,904)

	Holographic solutions	Holographic technology service	Total December 31, 2024
	RMB	RMB	RMB
Gross profit	22,209,747	43,236,576	65,446,323

Operating expenses:
Selling expenses	(2,465,056)	(1,061,747)	(3,526,803)
General and administrative expenses	(8,213,194)	(15,039,323)	(23,252,517)
Research and development expenses	(23,148,863)	(151,245,884)	(174,394,747)
Allowance for expected credit losses	(1,272,420)	(1,220,058)	(2,492,478)
Change in fair value of warrant liabilities	-	62,543	62,543
Total operating expenses	(35,099,533)	(168,504,469)	(203,604,002)

Loss from operations	(12,889,786)	(125,267,893)	(138,157,679)

Other income (expenses)
Finance income, net	2,167,284	21,083,076	23,250,360
Investment gain	-	42,298,644	42,298,644
Gain on disposal of subsidiaries	-	5,904,530	5,904,530
Other income, net	1,379,654	3,630,906	5,010,560
Total other income, net	3,546,937	72,917,157	76,464,094

Loss before income taxes	(9,342,849)	(52,350,736)	(61,693,585)

	Holographic solutions	Holographic technology service	Total December 31, 2025
	RMB	RMB	RMB
Gross profit	38,824,171	47,052,540	85,876,711

Operating expenses:
Selling expenses	(2,019,307)	(675,421)	(2,694,728)
General and administrative expenses	(6,550,604)	(12,687,505)	(19,238,109)
Research and development expenses	(12,593,485)	(44,367,345)	(56,960,830)
Allowance for expected credit losses	(1,978,105)	(2,400,596)	(4,378,701)
Change in fair value of warrant liabilities	-	-	-
Total operating expenses	(23,141,500)	(60,130,868)	(83,272,368)

Income (Loss) from operations	15,682,671	(13,078,328)	2,604,343

Other income (expenses)
Finance income, net	1,865,996	42,508,337	44,374,333
Investment loss	-	(98,351,630)	(98,351,630)
Gain on disposal of subsidiaries	-	311,369	311,369
Other income, net	481,700	406,282	887,982
Total other income (expenses), net	2,347,696	(55,125,642)	(52,777,946)

Income (Loss) before income taxes	18,030,367	(68,203,970)	(50,173,603)

Note 21 — Subsequent events

These consolidated financial statements were approved by management and available for issuance on March 27, 2026. The Company has evaluated subsequent events through this date.

On January 10, 2026, the Company’s board of directors approved the dissolution of Shenzhen Yushian Technology Co., Ltd. (“SZYSA”).

The Company determined that this event represents a non-recognized subsequent event under ASC 855, as the decision to dissolve was made after December 31, 2025 and does not reflect conditions that existed as of the balance sheet date.

As part of the planned dissolution, certain assets and liabilities of SZYSA are expected to be transferred within the group or settled in the normal course of business, including the transfer of prepayments to another subsidiary for continued execution of underlying contracts.

Based on management’s current assessment, the dissolution is expected to result in losses upon liquidation; however, the final financial impact will depend on the ultimate settlement of assets and liabilities and cannot be reasonably estimated at this time.